Exhibit 99.1

SYNERON MEDICAL LTD.

May 12 , 2017

To the Shareholders of Syneron Medical Ltd.:

You are cordially invited to attend the Special General Meeting of Shareholders (which we refer to as the Meeting) of Syneron Medical Ltd. (which we refer to as Syneron or the Company) to be held at our executive offices located at Industrial Zone, Tavor Building, P.O.B. 550, Yokneam Illit 20692, Israel on Thursday, June 15, 2017, at 3:00 p.m. (Israel time).

At the Meeting, you will be asked to consider and vote on the adoption and approval, pursuant to Section 320 of the Companies Law, 5759-1999 of the State of Israel (which, together with the regulations promulgated thereunder, we refer to as the Companies Law), of the merger of Syneron with Rendel Amare Ltd. (which we refer to as Merger Sub), a company formed under the laws of the State of Israel and a wholly-owned subsidiary of Lupert Ltd. (which we refer to as Parent), a company formed under the laws of the State of Israel, including the adoption and approval of: (i) the merger transaction pursuant to Sections 314 through 327 of the Companies Law, whereby Merger Sub will merge with and into Syneron, with Syneron surviving (which we refer to as the Surviving Company) and becoming a wholly-owned subsidiary of Parent (which we refer to as the Merger); (ii) the Agreement and Plan of Merger, dated as of April 2, 2017 (which we refer to as the Merger Agreement), by and among Parent, Merger Sub and Syneron; (iii) the consideration to be received by Syneron’s shareholders in the Merger, consisting of US $11.00 in cash (which we refer to as the Merger Consideration), without interest and subject to withholding taxes, for each ordinary share, nominal value NIS 0.01 per share, of Syneron (which we refer to as an Ordinary Share) held as of immediately prior to the effective time of the Merger; (iv) the conversion of each outstanding option that is unexercised immediately prior to the effective time of the Merger, whether vested or unvested, to purchase one Ordinary Share, including options held by Company directors, into the right to receive an amount of cash equal to the excess, if any, of the Merger Consideration over the applicable exercise price of such option, without interest and subject to any withholding obligations (which we refer to as the Option Consideration); (v) the conversion of each outstanding restricted share unit (which we refer to as a RSU) that is unsettled immediately prior to the effective time of the Merger, whether vested or unvested, representing the right to receive one Ordinary Share, including RSU’s held by Company directors, into the right to receive an amount of cash equal to the excess, if any, of the Merger Consideration over the applicable purchase price per Ordinary Share of such RSU, without interest and subject to any withholding obligations (which we refer to as the RSU Consideration and, together with the Option Consideration, the Award Consideration); and (vi) all other transactions and arrangements, including directors’ and officers’ liability insurance, contemplated by the Merger Agreement, a copy of which is attached as Appendix A to the accompanying Proxy Statement (we refer to the above collectively as the Merger Proposal). At the Meeting, you will also be asked to vote on any other business that properly comes before the Meeting or any adjournment or postponement of the Meeting, including voting on the adjournment or postponement of such meetings.

Our Board of Directors has unanimously: (i) determined that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of the Company and its shareholders and that, considering the financial positions of the Company and Merger Sub, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors; (ii) approved and declared advisable the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement; and (iii) resolved to recommend that the shareholders of the Company adopt and approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE ADOPTION AND APPROVAL OF THE MERGER PROPOSAL.

The Merger Proposal requires the affirmative vote of the holders of a majority of our Ordinary Shares present, in person or by proxy, at the Meeting (or any adjournment or postponement thereof) where a quorum is present and voting on the Merger Proposal, excluding abstentions and broker non-votes and excluding any Ordinary Shares that are held by Merger Sub, Parent or by any person or entity holding, directly or indirectly, at least 25% of the means of control of either Merger Sub or Parent, or any person or entity acting on behalf of either Merger Sub or Parent or any person or entity described in the previous clause, including any of their affiliates. Record holders of our outstanding Ordinary Shares as of the close of business on May 8, 2017, the record date for the Meeting, are entitled to vote at the Meeting, and any adjournment or postponement thereof, and are entitled to one vote at the Meeting per Ordinary Share held. Our outstanding Ordinary Shares constitute the only outstanding class of our share capital.

Concurrently with the execution of the Merger Agreement, I, solely in my capacity as a shareholder, entered into a voting agreement (which we refer to as the Voting Agreement) with Parent, a copy of which is attached as Appendix B to the accompanying Proxy Statement. Pursuant to the Voting Agreement, I have agreed, subject to the terms and conditions of the Voting Agreement, to vote all of my Ordinary Shares in favor of the adoption and approval of the Merger Agreement, the Merger and the other transactions contemplated thereby at the Meeting (and any adjournment or postponement thereof), representing an aggregate 2,689,911 outstanding Ordinary Shares (or approximately 7.63% of the outstanding voting power of our Ordinary Shares entitled to vote at the Meeting) and 281,250 Ordinary Shares issuable upon exercise of outstanding options (all shares covered by the Voting Agreement are referred to as the Eckhouse Shares).

Enclosed with this letter you will find a Notice of the Meeting and the related Proxy Statement and proxy card. The accompanying Proxy Statement, including any document incorporated therein by reference, and the attachments thereto contain important information regarding the Merger Proposal and specific information regarding the Meeting and you are urged to read them carefully and in their entirety. You may obtain additional information about the Company from documents the Company has filed with the U.S. Securities and Exchange Commission.

YOUR VOTE IS IMPORTANT REGARDLESS OF THE NUMBER OF ORDINARY SHARES THAT YOU OWN. ACCORDINGLY, IF YOU ARE A SHAREHOLDER OF RECORD, YOU ARE REQUESTED TO PROMPTLY MARK, SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT IN THE ENVELOPE PROVIDED OR VOTE OVER THE INTERNET AT WWW.PROXYVOTE.COM OR BY TELEPHONE BY DIALING 1-800-690-6903, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING.  IF YOU RECEIVE MORE THAN ONE PROXY CARD BECAUSE YOU OWN ORDINARY SHARES REGISTERED IN DIFFERENT NAMES OR ADDRESSES, EACH PROXY CARD SHOULD BE SUBMITTED.  IN THE ALTERNATIVE, IF YOU HOLD YOUR ORDINARY SHARES IN "STREET NAME," YOU MAY EITHER (1) INSTRUCT YOUR BANK, BROKER OR OTHER NOMINEE WHO HOLDS YOUR ORDINARY SHARES ON HOW TO VOTE BY EITHER MAILING YOUR PROPERLY COMPLETED VOTING INSTRUCTION CARD PROVIDED TO YOU BY YOUR BANK, BROKER OR OTHER NOMINEE WHO HOLDS YOUR ORDINARY SHARES OR BY TELEPHONE BY CALLING THE NUMBER ON YOUR VOTING INSTRUCTION CARD OR (2) VOTE IN PERSON AT THE MEETING, SO LONG AS YOU OBTAIN A SIGNED, LEGAL PROXY FROM YOUR BANK, BROKER OR OTHER NOMINEE WHO HOLDS YOUR ORDINARY SHARES, GIVING YOU THE RIGHT TO VOTE THOSE ORDINARY SHARES IN PERSON.  IN ANY SUCH CASE, SUBMITTING YOUR VOTE IN ADVANCE WILL NOT PREVENT YOU FROM VOTING YOUR ORDINARY SHARES IN PERSON IF YOU SUBSEQUENTLY CHOOSE TO ATTEND THE MEETING.

If you have any questions or need assistance voting your Ordinary Shares, or if you need to obtain copies of the accompanying Proxy Statement, proxy card or other documents incorporated by reference in the Proxy Statement, please contact The Proxy Advisory Group, LLC, our proxy solicitor, by calling toll-free 1-888-55-PROXY (1-888-557-7699) in the United States or 1-212-616-2180 from countries outside the United States.

Thank you for your cooperation.

Very truly yours, Dr. Shimon Eckhouse Active Chairman of the Board of Directors

Neither the U.S. Securities and Exchange Commission nor any state securities regulatory agency has approved or disapproved of the Merger, passed upon the merits of the Merger Agreement or the Merger or determined if the accompanying Proxy Statement is accurate or complete. Any representation to the contrary is a criminal offense. Further, as a foreign private issuer, the Company is exempt from the rules under the Securities Exchange Act of 1934, as amended, related to the furnishing of proxy statements. The circulation of this notice and Proxy Statement should not be taken as an admission that the Company is subject to such rules.

The accompanying Proxy Statement is dated May 12, 2017 and is first being mailed to holders of Ordinary Shares of the Company on or about May 15, 2017.

SYNERON MEDICAL LTD.

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 15, 2017

Industrial Zone, Tavor Building, P.O.B 550, Yokneam Illit 20692, Israel

May 12, 2017

To the Shareholders of Syneron Medical Ltd.:

NOTICE IS HEREBY GIVEN that a special general meeting (which we refer to as the Meeting) of shareholders of Syneron Medical Ltd. (which we refer to as Syneron or the Company) will be held at our executive offices located at Industrial Zone, Tavor Building, P.O.B 550, Yokneam Illit 20692, Israel, on June 15, 2017, at 3:00 p.m. (Israel time).

At the Meeting, shareholders will be asked to consider and vote on the following:

1.          The adoption and approval, pursuant to Section 320 of the Companies Law, 5759-1999 of the State of Israel (which, together with the regulations promulgated thereunder, we refer to as the Companies Law), of the merger of Syneron with Rendel Amare Ltd. (which we refer to as Merger Sub), a company formed under the laws of the State of Israel and a wholly-owned subsidiary of Lupert Ltd. (which we refer to as Parent), a company formed under the laws of the State of Israel, including the adoption and approval of: (i) the merger transaction pursuant to Sections 314 through 327 of the Companies Law, whereby Merger Sub will merge with and into Syneron, with Syneron surviving and becoming a wholly-owned subsidiary of Parent (which we refer to as the Merger); (ii) the Agreement and Plan of Merger, dated as of April 2, 2017 (which we refer to as the Merger Agreement), by and among Parent, Merger Sub and Syneron; (iii) the consideration to be received by Syneron’s shareholders in the Merger, consisting of US $11.00 in cash (which we refer to as the Merger Consideration), without interest and subject to withholding taxes, for each ordinary share, nominal value NIS 0.01 per share, of Syneron (which we refer to as an Ordinary Share) held as of immediately prior to the effective time of the Merger; (iv) the conversion of each outstanding option that is unexercised immediately prior to the effective time of the Merger, whether vested or unvested, to purchase one Ordinary Share, including options held by Company directors, into the right to receive an amount of cash equal to the excess, if any, of the Merger Consideration over the applicable exercise price of such option, without interest and subject to any withholding obligations (which we refer to as the Option Consideration); (v) the conversion of each outstanding restricted share unit (which we refer to as a RSU) that is unsettled immediately prior to the effective time of the Merger, whether vested or unvested, representing the right to receive one Ordinary Share, including RSU’s held by Company directors, into the right to receive an amount of cash equal to the excess, if any, of the Merger Consideration over the applicable purchase price per Ordinary Share of such RSU, without interest and subject to any withholding obligations (which we refer to as the RSU Consideration and, together with the Option Consideration, the Award Consideration); and (vi) all other transactions and arrangements, including directors’ and officers’ liability insurance, contemplated by the Merger Agreement, a copy of which is attached as Appendix A to the accompanying Proxy Statement (we refer to the above collectively as the Merger Proposal).

2.          Any other business that properly comes before the Meeting or any adjournment or postponement of the Meeting, including voting on the adjournment or postponement of such meetings.

We currently know of no other business to be transacted at the Meeting, other than as set forth above, as the time has passed for shareholders to submit such additional matters for the agenda, but, if any other matter is properly presented at the Meeting, the persons named in the enclosed proxy card will vote upon such matters in accordance with their best judgment.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE ADOPTION AND APPROVAL OF THE MERGER PROPOSAL.

Two or more shareholders, present in person or by proxy, and holding Ordinary Shares in the aggregate representing at least 40% of Syneron's voting power entitled to vote at the Meeting, will constitute a quorum at the Meeting. If a quorum is not present within thirty minutes of the scheduled time for the Meeting, the Meeting will be adjourned for a week and will be held on Thursday, June 22, 2017 at the same time and place as the originally scheduled Meeting. At such adjourned meeting, the presence of at least one shareholder in person or by proxy (regardless of the voting power possessed by their Ordinary Shares) will constitute a quorum.

The Merger Proposal requires the affirmative vote of the holders of a majority of our Ordinary Shares present, in person or by proxy, at the Meeting (or any adjournment or postponement thereof) where a quorum is present and voting on the Merger Proposal, excluding abstentions and broker non-votes and excluding any Ordinary Shares that are held by Merger Sub, Parent or by any person or entity holding, directly or indirectly, at least 25% of the means of control of either Merger Sub or Parent, or any person or entity acting on behalf of either Merger Sub or Parent or any person or entity described in the previous clause, including any of their affiliates.

Holders of record of the Company's Ordinary Shares as of the close of business on May 8, 2017, the record date for the Meeting, are entitled to vote at the Meeting and any adjournment or postponement of the Meeting. This notice and the accompanying Proxy Statement, letter to shareholders and proxy card are first being mailed to our shareholders on or about May 15, 2017.

IT IS IMPORTANT THAT YOUR ORDINARY SHARES BE REPRESENTED AT THE MEETING. WHETHER OR NOT YOU PLAN TO ATTEND IN PERSON, PLEASE VOTE YOUR ORDINARY SHARES OVER THE INTERNET OR BY TELEPHONE PURSUANT TO THE INSTRUCTIONS CONTAINED IN THESE MATERIALS NOT LATER THAN 11:59 P.M. EASTERN TIME ON JUNE 14, 2017 OR MARK, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED ENVELOPE IN A TIMELY MANNER IN ORDER THAT IT IS RECEIVED BY US NOT LATER THAN FORTY-EIGHT (48) HOURS BEFORE THE MEETING (UNLESS WAIVED BY THE COMPANY). If you receive more than one proxy card because you own Ordinary Shares registered in different names or addresses, each proxy card should be submitted. No postage is required if mailed in the United States. You may revoke your proxy as described in the accompanying Proxy Statement at any time before your proxy has been voted at the Meeting. Your proxy, if properly executed, will be voted in the manner directed by you. If no direction is made with respect to the proposal for the Meeting, your proxy will be voted "FOR" that proposal and, if applicable, in such manner as the holder of the proxy determines with respect to any other business that may properly come before the Meeting or all and any adjournments or postponements thereof (including voting on the adjournment or postponement of such meetings). If you fail to attend the Meeting in person or fail to submit your proxy, your Ordinary Shares will not be counted for purposes of determining whether a quorum is present at the Meeting and will not be counted as present at the Meeting for purposes of counting the vote.

If your Ordinary Shares are held in “street name” through your bank, broker or other nominee, you may either (1) instruct your bank, broker or other nominee who holds your Ordinary Shares on how to vote by either mailing your properly completed voting instruction card provided to you by your bank, broker or other nominee who holds your Ordinary Shares or by telephone by calling the number on your voting instruction card or (2) vote in person at the Meeting, so long as you obtain a signed, legal proxy from your bank, broker or other nominee who holds your Ordinary Shares, giving you the right to vote those Ordinary Shares in person. Please reach out to your bank, broker or other nominee who holds your Ordinary Shares and ask them to send you the voting instruction card.

Further information regarding the Merger Proposal and the Meeting is included in the accompanying Proxy Statement, which will be mailed to the Company's shareholders in advance of the Meeting. The Proxy Statement will be furnished to the U.S. Securities and Exchange Commission (which we refer to as the SEC) on Form 6-K and will be available to the public on the SEC's website at www.sec.gov, at the Company's website at www.syneron-candela.com and on the website noted on your proxy card. We urge you to read the accompanying Proxy Statement, including any document incorporated therein by reference, and the attachments carefully and in their entirety.

If you have any questions or need assistance voting your Ordinary Shares, or if you need to obtain copies of the accompanying Proxy Statement, proxy card or other documents incorporated by reference in the Proxy Statement, please contact The Proxy Advisory Group, LLC, our proxy solicitor, by calling toll-free 1-888-55-PROXY (1-888-557-7699) in the United States or 1-212-616-2180 from countries outside the United States.

Please do not send your certificates representing Ordinary Shares at this time. If the Merger Proposal is adopted and approved and the Merger is subsequently completed, instructions for surrendering your certificates in exchange for the Merger Consideration will be sent to you.

By order of the Board of Directors, DR. SHIMON ECKHOUSE Active Chairman of the Board of Directors

IT IS IMPORTANT THAT YOU EITHER VOTE OVER THE INTERNET, BY TELEPHONE OR BY
MARKING, SIGNING, DATING AND RETURNING THE ENCLOSED PROXY CARD PROMPTLY

PROXY STATEMENT

SPECIAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON
JUNE 15, 2017

INTRODUCTION

We are furnishing this proxy statement (which we refer to as the Proxy Statement) to our shareholders in connection with the solicitation by our Board of Directors of proxies to be used at a special general meeting of shareholders, as it may be adjourned or postponed from time to time (which we refer to as the Meeting) to be held at our executive offices located at Industrial Zone, Tavor Building, P.O.B 550, Yokneam Illit 20692, Israel on June 15, 2017, at 3:00 p.m. (Israel time). We are first mailing this Proxy Statement, the accompanying notice, letter to shareholders and proxy card on or about May 15, 2017 to the holders of our Ordinary Shares (as defined below) entitled to notice of, and to vote at, the Meeting. All references to "Syneron," "the Company," "we," "us," "our" and "our Company," or words of like import, are references to Syneron Medical Ltd. and its subsidiaries, references to "you" and "your" refer to our shareholders, all references to "$" or to "US $" are to United States dollars and all references to "NIS" are to New Israeli Shekels.

At the Meeting, shareholders will be asked to consider and vote on the following:

1.          The adoption and approval, pursuant to Section 320 of the Companies Law, 5759-1999 of the State of Israel (which, together with the regulations promulgated thereunder, we refer to as the Companies Law), of the merger of Syneron with Render Amare Ltd. (which we refer to as Merger Sub), a company formed under the laws of the State of Israel and a wholly-owned subsidiary of Lupert Ltd. (which we refer to as Parent), a company formed under the laws of the State of Israel, including the adoption and  approval of (we refer to this proposal collectively, including all aspects described below, as the Merger Proposal):

•
the merger transaction pursuant to Sections 314 through 327 of the Companies Law, whereby Merger Sub will merge with and into Syneron, with Syneron surviving (which we refer to as the Surviving Company) and becoming a wholly-owned subsidiary of Parent (which we refer to as the Merger) at the effective time of the Merger (which we refer to as the Effective Time);

•	the Agreement and Plan of Merger, dated as of April 2, 2017, by and among Parent, Merger Sub and Syneron (which we refer to as the Merger Agreement);

•
the consideration to be received by Syneron’s shareholders in the Merger, consisting of US $11.00 in cash (which we refer to as the Merger Consideration), without interest and subject to withholding taxes, for each ordinary share, nominal value NIS 0.01 per share, of Syneron (which we refer to as Ordinary Shares) held as of immediately prior to the Effective Time;

•
the conversion of each outstanding option that is unexercised immediately prior to the Effective Time, whether vested or unvested, to purchase one Ordinary Share, including options held by Company directors, into the right to receive an amount of cash equal to the excess, if any, of the Merger Consideration over the applicable exercise price of such option, without interest and subject to any withholding obligations (which we refer to as the Option Consideration);

•
the conversion of each outstanding restricted share unit (which we refer to as a RSU) that is unsettled immediately prior to the Effective Time, whether vested or unvested, representing the right to receive one Ordinary Share, including RSU’s held by Company directors, into the right to receive an amount of cash equal to the excess, if any, of the Merger Consideration over the applicable purchase price per Ordinary Share of such RSU, without any interest and subject to any withholding obligations (which we refer to as the RSU Consideration and, together with the Option Consideration, the Award Consideration); and

•
all other transactions and arrangements, including directors’ and officers’ liability insurance, contemplated by the Merger Agreement, a copy of which is attached as Appendix A to this Proxy Statement.

2.          Any other business that properly comes before the Meeting or any adjournment or postponement of the Meeting, including voting on the adjournment or postponement of such meetings.

We currently know of no other business to be transacted at the Meeting, other than as set forth above, as the time has passed for shareholders to submit such additional matters for the agenda, but, if any other matter is properly presented at the Meeting, the persons named in the enclosed proxy card will vote upon such matters in accordance with their best judgment.

OUR BOARD OF DIRECTORS RECOMMENDS UNANIMOUSLY THAT YOU VOTE “FOR” THE ADOPTION AND APPROVAL OF THE MERGER PROPOSAL.

Voting

Only holders of record of Ordinary Shares at the close of business on May 8, 2017, the record date for the Meeting, are entitled to vote at the Meeting, and any adjournment or postponement thereof.  As of May 8, 2017, there were 35,232,455 Ordinary Shares outstanding and entitled to vote. Ordinary Shares held by the Company, otherwise known as treasury shares, are not entitled to vote at the Meeting and are not counted for the purposes of determining if there is a quorum for the purposes of holding the Meeting. Each Ordinary Share outstanding on the record date will entitle its holder to one vote upon each of the matters to be presented at the Meeting, and any adjournment or postponement thereof.

Two or more shareholders, present in person or by proxy and holding or representing Ordinary Shares conferring in the aggregate at least 40% of Syneron's voting power entitled to vote at the Meeting, will constitute a quorum at the Meeting. If a quorum is not present within thirty minutes of the scheduled time for the Meeting, the Meeting will be adjourned for a week and will be held on Thursday, June 22, 2017 at the same time and place as the original Meeting. At such adjourned meeting, the presence of at least one shareholder in person or by proxy (regardless of the voting power possessed by their shares) will constitute a quorum.

Provided that a quorum is present, the adoption and approval of the Merger Proposal requires the affirmative vote of the holders of a majority of our Ordinary Shares present, in person or by proxy, at the Meeting (or any adjournment or postponement thereof) where a quorum is present and voting on the proposal, excluding abstentions and broker non-votes and excluding any Ordinary Shares that are held by Merger Sub, Parent or by any person or entity holding at least 25% of the means of control of either Merger Sub or Parent, or any person or entity acting on behalf of either Merger Sub or Parent or any person or entity described in the previous clause, including any of their affiliates.

Concurrently with the execution of the Merger Agreement, Dr. Shimon Eckhouse, Active Chairman of the Board of Directors of Syneron, solely in his capacity as a shareholder, entered into a voting agreement (which we refer to as the Voting Agreement) with Parent, a copy of which is attached as Appendix B to this Proxy Statement. Pursuant to the Voting Agreement, Dr. Eckhouse has agreed, subject to the terms and conditions of the Voting Agreement, to vote all of his Ordinary Shares in favor of the adoption and approval of the Merger Agreement, the Merger and the other transactions contemplated thereby at the Meeting (and any adjournment or postponement thereof), representing an aggregate 2,689,911 outstanding Ordinary Shares (or approximately 7.63% of the outstanding voting power of our Ordinary Shares entitled to vote at the Meeting) and 281,250 Ordinary Shares issuable upon exercise of outstanding options (all shares covered by the Voting Agreement are referred to as the Eckhouse Shares).

Proxies

For shareholders of record, such shareholders may elect to vote their Ordinary Shares, either by (1) attending the Meeting in person, (2) voting over the Internet at www.proxyvote.com, (3) by telephone by calling toll-free 1-800-690-6903, or (4) by executing and delivering to Syneron a proxy as detailed below. Alternatively, if your Ordinary Shares are held in "street name" through your bank, broker or other nominee, you may either (1) instruct your bank, broker or other nominee who holds your Ordinary Shares on how to vote by either mailing your properly completed voting instruction card provided to you by your bank, broker or other nominee who holds your Ordinary Shares or by telephone by calling the number on your voting instruction card or (2) vote in person at the Meeting, so long as you obtain a signed, legal proxy from your bank, broker or other nominee who holds your Ordinary Shares, giving you the right to vote those Ordinary Shares in person. Please reach out to your bank, broker or other nominee who holds your Ordinary Shares and ask them to send you the voting instruction card.

Proxies are being solicited by our Board of Directors and are being mailed together with this Proxy Statement. Certain of our officers, directors, employees and agents may solicit proxies by telephone, facsimile, electronic mail or other personal contact. However, such parties will not receive additional compensation therefor. We will bear the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy materials, and will reimburse the reasonable expenses of brokerage firms and others for forwarding such proxy materials to the beneficial owners of our Ordinary Shares. We have retained The Proxy Advisory Group, LLC as our proxy solicitor. We have agreed to pay a minimum base proxy solicitation fee of $10,000 plus up to $1,500 for disbursements, to The Proxy Advisory Group, LLC, which fee may increase if special added-value services are required.

All Ordinary Shares represented by properly executed proxies, submitted over the Internet, by telephone or by mail, will, unless such proxies have been previously revoked or superseded, be voted at the Meeting in accordance with the directions on the proxies. If no direction is made with respect to the proposal for the Meeting, your proxy will be voted “FOR” that proposal and, if applicable, in such manner as the holder of the proxy determines with respect to any other business that may properly come before the Meeting or all and any adjournments or postponements thereof (including voting on the adjournment or postponement of such meetings).

Internet and telephone services for the submission of a proxy to vote Ordinary Shares will be available 24 hours a day and will close at 11:59 p.m. Eastern time on June 14, 2017. Proxy cards mailed with respect to Ordinary Shares must be received no later than forty-eight (48) hours prior to the Meeting (unless waived by the Company) in order to be counted for the purposes of establishing a quorum and the vote.

We know of no other matters to be submitted at the Meeting other than as specified herein as the time has passed for shareholders to submit such additional matters for the agenda, but, if any other matter is properly presented at the Meeting, the persons named in the enclosed proxy card will vote upon such matters in accordance with their best judgment.

In regards to shareholders of record, a shareholder returning a proxy may revoke it at any time prior to commencement of the Meeting by communicating such revocation in writing to us or by executing and delivering a later-dated proxy, over the Internet at www.proxyvote.com or by telephone by calling 1-800-690-6903. Any written notice revoking a proxy should be sent to us at our executive offices located at Industrial Zone, Tavor Building, P.O.B. 550, Yokneam Illit 20692, Israel, Attention: Hugo Goldman, Chief Financial Officer. Alternatively, if your Ordinary Shares are held in "street name," you must contact your bank, broker or other nominee who holds your Ordinary Shares to change or revoke your voting instructions. In addition, any person who has executed a proxy and is present at the Meeting may vote in person instead of by proxy, thereby canceling any proxy previously given, whether or not written revocation of such proxy has been given.

Required Vote

The Merger Proposal requires the affirmative vote of the holders of a majority of our Ordinary Shares present, in person or by proxy, at the Meeting (or any adjournment or postponement thereof) where a quorum is present and voting on the proposal, excluding abstentions and broker non-votes and excluding any Ordinary Shares that are held by Merger Sub, Parent or by any person or entity holding at least 25% of the means of control of either Merger Sub or Parent, or any person or entity acting on behalf of either Merger Sub or Parent or any person or entity described in the previous clause, including any of their affiliates.

It is proposed that the following resolution be adopted and approved at the Meeting:

“RESOLVED, to adopt and approve, pursuant to Section 320 of the Companies Law, of the merger of the Company with Merger Sub, a company formed under the laws of the State of Israel and a wholly-owned subsidiary of Parent, including the adoption and approval of: (i) the Merger; (ii) the Merger Agreement; (iii) the Merger Consideration, without interest and subject to applicable withholding taxes, for each Ordinary Share held as of immediately prior to the Effective Time; (iv) the conversion of each outstanding option that is unexercised immediately prior to the Effective Time, whether vested or unvested, to purchase one Ordinary Share, including options held by Company directors, into the right to receive an amount of cash equal to the excess, if any, of the Merger Consideration over the applicable exercise price of such option, without interest and subject to any withholding obligations; (v) the conversion of each outstanding restricted share unit that is unsettled immediately prior to the Effective Time, whether vested or unvested, representing the right to receive one Ordinary Share, including RSUs held by Company directors, into the right to receive an amount of cash equal to the excess, if any, of the Merger Consideration over the applicable purchase price per Ordinary Share of such, without interest and subject to any withholding obligations; and (vi) all other transactions and arrangements contemplated by the Merger Agreement, including directors’ and officers’ liability insurance.”

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ADOPTION AND APPROVAL OF THE PROPOSED RESOLUTION.

Meeting Agenda

In accordance with the Companies Law, any shareholder of the Company holding at least one percent of the outstanding voting rights of the Company was permitted to submit to the Company a proposed additional agenda item for the Meeting no later than Monday, April 17, 2017. To the extent that there were any additional agenda items that the Board determined to add as a result of any such submission, the Company was required to publish an updated agenda and proxy card with respect to the Meeting, no later than Monday, April 24, 2017, which would have been furnished to the U.S. Securities and Exchange Commission (which we refer to as the SEC) on Form 6-K, and would have been made available to the public on the SEC’s website at www.sec.gov. As the Company did not receive any proposed additional agenda items and shareholders are no longer permitted to submit additional agenda items, we do not expect any additional agenda items for the Meeting.

v

Appendix A	Agreement and Plan of Merger, dated as of April 2, 2017, by and among Lupert Ltd., Rendel Amare Ltd. and Syneron Medical Ltd.

Appendix B	Voting Agreement, dated as of April 2, 2017, by and between Lupert Ltd. and Shimon Eckhouse

Appendix C	Opinion of Barclays Capital Inc.

QUESTIONS AND ANSWERS ABOUT THE TRANSACTION

The following questions and answers are intended to briefly address certain commonly asked questions regarding the Merger, the Merger Agreement and the Meeting. These questions and answers may not address all of the questions that may be important to you as a shareholder of Syneron. Please refer to the more detailed information contained elsewhere in this Proxy Statement, the appendices attached to this Proxy Statement and the documents referred to or incorporated by reference in this Proxy Statement, which you are urged to read carefully and in their entirety. See the section of this Proxy Statement entitled "Where You Can Find More Information" beginning on page 74.

Q:	Why am I receiving this Proxy Statement?

A:
On April 2, 2017, Syneron entered into the Merger Agreement providing for the merger of Merger Sub with and into the Company, with the Company surviving the merger as a wholly owned subsidiary of Parent.  In order to complete the Merger, Syneron shareholders must vote to adopt and approve the Merger Agreement, the Merger and the transactions contemplated by the Merger Agreement. We are sending you this Proxy Statement and the accompanying materials in connection with the solicitation of proxies by our Board of Directors to vote on the Merger Proposal at the Meeting. You are receiving this Proxy Statement because you owned Ordinary Shares on May 8, 2017, the record date for the Meeting, and that entitles you to vote at the Meeting. By use of a proxy, submitted over the Internet, by telephone or by mail, you can vote whether or not you attend the Meeting. This Proxy Statement describes the matters on which we would like you to vote and provides information on those matters so that you can make an informed decision.

Q:	What am I being asked to vote on?

A:
You are being asked to vote on the adoption and approval, pursuant to Section 320 of the Companies Law, of the merger of Syneron with Merger Sub, a wholly-owned subsidiary of Parent, including the adoption and approval of: (i) the Merger; (ii) the Merger Agreement; (iii) the Merger Consideration to be received by Syneron’s shareholders pursuant to the Merger, without interest and subject to withholding taxes, for each Ordinary Share held as of immediately prior to the Effective Time of the Merger; (iv) the conversion of each outstanding option that is unexercised immediately prior to the Effective Time of the Merger, whether vested or unvested, to purchase one Ordinary Share, including options held by Company directors, into the right to receive an amount of cash equal to the Option Consideration; (v) the conversion of each outstanding RSU that is unsettled immediately prior to the Effective Time of the Merger, whether vested or unvested, representing the right to receive one Ordinary Share, including RSU’s held by Company directors, into the right to receive an amount of cash equal to the RSU Consideration; and (vi) all other transactions and arrangements, including directors’ and officers’ liability insurance, contemplated by the Merger Agreement, a copy of which is attached as Appendix A to this Proxy Statement.

We do not currently expect there to be any other matters on the agenda at the Meeting as the time has passed for shareholders to submit such additional matters for the agenda, but, if any other matter is properly presented at the Meeting, the persons named in the enclosed proxy card will vote upon such matters in accordance with their best judgment.

Q:	What will I receive in the Merger?

A:
Upon completion of the Merger, holders of Ordinary Shares held as of immediately prior to the effective time of the Merger will only have the right to receive US$11.00 in cash per Ordinary Share without interest and subject to withholding taxes, if any.

You will not receive any shares in the Surviving Company in connection with the Merger nor will you have any ownership interest in the Surviving Company following the completion of the Merger.

Q:	When will the Merger be completed?

A:
We are working to complete the Merger as soon as practicable and expect to complete the Merger in the third quarter of 2017, but because the Merger is subject to governmental and regulatory notification filings and certain other conditions, some of which are beyond our and Parent’s control, the exact timing cannot be predicted nor can it be guaranteed that the Merger will ever be completed. Under Israeli law, at least 50 days must elapse after the filing of the Merger Proposal with the Israeli Registrar of Companies (which was filed on April 19, 2017) and at least 30 days must elapse from the date of the adoption and approval of the Merger by the shareholders of each of our Company and Merger Sub before the Merger can become effective. The Merger Agreement may be terminated if the Merger is not completed by August 30, 2017 (unless such date has been extended as a result of a postponement or adjournment of the Meeting) or at such later date agreed upon in writing by all parties to the Merger Agreement, so long as the terminating party’s breach of the Merger Agreement was not the principal cause of, or primarily resulted in, the failure to close the Merger. See the section of this Proxy Statement entitled “The Merger Agreement; Other Agreements—The Merger Agreement—Conditions to the Merger” beginning on page 67 for a summary description of these conditions.

Q:	Are there risks I should consider in deciding how to vote on the Merger?

A:	Yes. You should carefully read this Proxy Statement in its entirety, including the factors discussed in the section of this Proxy Statement entitled “Risk Factors” beginning on page 11.

Q:	When and where is the Meeting?

A:
The Meeting will be held on June 15, 2017, at 3:00 p.m. (Israel time) at our executive offices located at Industrial Zone, Tavor Building, P.O.B. 550, Yokneam Illit 20692, Israel. In lieu of your attending the Meeting in person, your Ordinary Shares can be represented and voted at the Meeting via proxy or you may vote your Ordinary Shares over the Internet or by telephone, as described below under the question “How do I vote?”

Q:	What vote is required for Syneron shareholders to adopt and approve the Merger Proposal?

A:
The adoption and approval of the Merger Proposal requires the affirmative vote of the holders of a majority of our Ordinary Shares present, in person or by proxy, at the Meeting (or any adjournment or postponement thereof) where a quorum is present and voting on the Merger Proposal, excluding abstentions and broker non-votes and excluding any Ordinary Shares that are held by Merger Sub, Parent or by any person or entity holding at least 25% of the means of control of either Merger Sub or Parent, or any person or entity acting on behalf of either Merger Sub or Parent or any person or entity described in the previous clause, including any of their affiliates.

Q:	How many Ordinary Shares must be present to constitute a quorum for the Meeting? What if there is no quorum?

A:
A quorum must be present in order for the Meeting to be held. Two or more shareholders present in person or by proxy, and holding or representing Ordinary Shares conferring in the aggregate at least 40% of the total voting power of our Company entitled to vote at the Meeting, will constitute a quorum at the Meeting. If a quorum is not present within thirty minutes of the scheduled time for the Meeting, the Meeting will be adjourned for a week and will be held on Thursday, June 22, 2017 at the same time and place. At the adjourned meeting, the presence of at least one shareholder in person or by proxy (regardless of the voting power possessed by their Ordinary Shares) will constitute a quorum for the business for which the original Meeting was called.

Q:	What if I abstain from voting on the Merger Proposal?

A:
Proxies submitted with instructions to abstain from voting and broker non-votes will not be considered to be votes “FOR” or “AGAINST” the Merger Proposal or any other proposal and will have no effect on the result of the vote, other than for establishing a quorum.

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Q:	Are there any voting agreements with existing shareholders of the Company?

A:
Yes. Concurrently with the execution of the Merger Agreement, Dr. Shimon Eckhouse, Active Chairman of the Board of Directors of Syneron, solely in his capacity as a shareholder, entered into the Voting Agreement with Parent, a copy of which is attached as Appendix B to this Proxy Statement. Pursuant to the Voting Agreement, Dr. Eckhouse has agreed, subject to the terms and conditions of the Voting Agreement, to vote in favor of the adoption and approval of the Merger Agreement, the Merger and the other transactions contemplated thereby at the Meeting (and any adjournment or postponement thereof) the Eckhouse Shares, of which Dr. Eckhouse's outstanding Ordinary Shares represent approximately 7.63% of the outstanding voting power of our Ordinary Shares entitled to vote at the Meeting.

Q:	How will Syneron's directors and executive officers vote on the proposal to adopt and approve the Merger Agreement?

A:
Our directors and executive officers (as listed in the Form 20-F for fiscal year 2016 and continuing as executive officers as of the date of this Proxy Statement) who own outstanding Ordinary Shares have informed us that, as of the date of this Proxy Statement, they intend to vote in favor of the Merger Proposal.

As of the close of business on May 8, 2017, such directors and executive officers owned, in the aggregate, 7.65% of our outstanding Ordinary Shares entitled to vote at the Meeting.

Q:	How does Syneron's Board of Directors recommend that I vote?

A:
Our Board of Directors has adopted and approved the Merger Agreement and adopted and approved the Merger and the other transactions contemplated by the Merger Agreement. Our Board of Directors unanimously recommends that you vote "FOR" the adoption and approval of the Merger Proposal.

Q:	Why is Syneron's Board of Directors recommending that I vote "FOR" the adoption and approval of the Merger Proposal?

A:
Our Board of Directors has unanimously determined that the terms and provisions of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of our Company and our shareholders. For additional information, see the sections of this Proxy Statement entitled "The Merger—Background of the Merger" beginning on page 21, "The Merger—Reasons for Approving the Merger" beginning on page 30 and "The Merger—Recommendation and Determination of Our Board of Directors" beginning on page 35.

Q:	Has Syneron's Board of Directors sought any opinion to determine the fairness of the Merger Consideration to Syneron's shareholders?

A:
We retained Barclays Capital Inc. (which we refer to as Barclays) to act as our financial advisor with respect to pursuing strategic alternatives for the Company, including a possible sale of the Company.  On April 1, 2017, Barclays rendered its oral opinion (subsequently confirmed by delivery of a written opinion dated April 2, 2017) to the Board of Directors of the Company to the effect that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, from a financial point of view, the Merger Consideration to be offered to the holders of Ordinary Shares (other than any Ordinary Shares held by the Company, Parent, Merger Sub or any entity of which Merger Sub is a direct or indirect wholly owned subsidiary (we refer to such shares as the Cancelled Shares)) in the Merger is fair to such holders.

Barclays' opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations upon the review undertaken by Barclays in rendering its opinion. Barclays' opinion was directed to our Board of Directors and addresses only the fairness, from a financial point of view, of the Merger Consideration to be offered to the holders of Ordinary Shares (other than the Cancelled Shares) in the Merger as of the date of the opinion. It does not address any other aspects of the Merger and does not constitute a recommendation as to how any holder of Ordinary Shares should vote on the Merger or any matter related thereto.

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The full text of Barclays' written opinion, dated April 2, 2017, is attached hereto as Appendix C. We encourage you to read the opinion carefully and in its entirety. A summary of Barclays' opinion and the methodology used to render its opinion is set forth in the section of this Proxy Statement entitled "The Merger—Opinion of Financial Advisor" beginning on page 36. The summary of Barclays' opinion in this proxy statement is qualified in its entirety by reference to the opinion.

Q:	Is the Merger conditioned on the receipt of debt financing?

A:
No. Under the Merger Agreement, consummation of the Merger is not conditioned on Parent’s receipt of debt financing for the Merger Consideration and Award Consideration that it will pay to our shareholders.

Apax IX USD L.P., Apax IX EUR L.P., Apax IX EUR Co-Investment L.P. and Apax IX USD Co-Investment L.P. (which we refer to, collectively, as the Investors) have provided an equity commitment letter with respect to the full amount of the Merger Consideration and Award Consideration, subject to the terms and conditions set forth therein.

Q:	Should I send my share certificates now? What is the process for payment of the Merger Consideration?

A:
No. Once all conditions to closing of the Merger are satisfied, including, but not limited to, receipt of all governmental and regulatory approvals, we will be able to effect the closing of the Merger. In the event that all closing conditions are fulfilled, the closing of the Merger will occur and payment will be made to the paying agent appointed by Parent prior to the Effective Time and reasonably acceptable to the Company (which we refer to as the Paying Agent).

If you are a holder of record as of the Effective Time, promptly after the Merger is completed, the Paying Agent will send you a letter of transmittal with detailed instructions regarding the surrender of your certificates representing Ordinary Shares or the transfer of your Ordinary Shares held in book entry form, as applicable, and any other required documentation, including a United States Internal Revenue Service (which we refer to as the IRS) Form W-9 or appropriate Form W-8 (as applicable), a tax declaration form and a representation as to whether or not you are an Israeli resident (which we refer to as the Tax Declaration Form) to facilitate payment in exchange for the Merger Consideration for each Ordinary Share that you hold. You should not send your certificates representing Ordinary Shares to us or anyone else until you receive such instructions. The Paying Agent will send the Merger Consideration, without any interest thereon, subject to the withholding of any applicable taxes, to you as promptly as practicable following its receipt of your share certificates (unless your Ordinary Shares are held in book entry form), or, if applicable, affidavit claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Paying Agent, the posting of a bond in such amount as Parent or the Paying Agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, and other required documents, including the Tax Declaration Form. If your Ordinary Shares are held in “street name” by your bank, broker or other nominee, you will receive instructions from your bank, broker or other nominee as to how to effect the surrender or transfer of your “street name” Ordinary Shares in exchange for the Merger Consideration. You will be required to deliver an IRS Form W-9 or appropriate Form W-8 (as applicable) and a Tax Declaration Form prior to receiving the Merger Consideration. For information regarding the tax consequences of the Merger to the shareholders, see the section of this Proxy Statement entitled “The Merger—Material Tax Consequences of the Merger” beginning on page 43.

If you do not deliver a valid IRS Form W-9 or Form W-8 (as applicable) demonstrating exemption for United States backup withholding, you may be subject to United States backup withholding as described in the section of this Proxy Statement entitled "The Merger—Material Tax Consequences of the Merger—Certain United States Federal Income Tax Consequences" beginning on page 43. If you do not deliver a properly completed Tax Declaration Form or you indicate you are a resident of Israel on the Tax Declaration Form or you do not deliver a valid certificate granting a specific exemption from Israeli withholding tax, Israeli withholding tax will be withheld from the Merger Consideration paid to you as described in the section of this Proxy Statement entitled "The Merger—Material Tax Consequences of the Merger—Israeli Income Tax Consequences" beginning on page 46. Please also see the question below "Will taxes be withheld from the Merger Consideration that is paid to me in the Merger?"

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You are encouraged to consult your own tax advisors as to the consequences of the Merger.

Q:	Will taxes be withheld from the Merger Consideration that is paid to me in the Merger?

A:
It depends on your tax status and the documents that you submit to the Paying Agent when you receive a letter of transmittal upon the consummation of the Merger. With respect to withholding of U.S. taxes, if you are a United States Holder (as defined under the section of this Proxy Statement entitled “The Merger—Material Tax Consequences of the Merger— Certain United States Federal Income Tax Consequences” beginning on page 43), proceeds from the exchange of Ordinary Shares pursuant to the Merger generally will be subject to backup withholding at the applicable rate (currently 28%) unless you provide a valid taxpayer identification number and comply with certain certification procedures (generally by providing a properly completed IRS Form W-9) or otherwise establish an exemption from backup withholding. If you are a non-United States Holder (as defined under the section of this Proxy Statement entitled “The Merger—Material Tax Consequences of the Merger—Certain United States Federal Income Tax Consequences” beginning on page 43), you must complete an appropriate IRS Form W-8 that certifies that you are not a United States person, or you must otherwise establish an exemption from backup withholding in order to avoid the withholding of U.S. taxes on the payment of the Merger Consideration.

As to the withholding of Israeli taxes, pursuant to an Israeli tax ruling that we expect to receive prior to the Effective Time, the following rules will apply:

1)
payments to be made to eligible Israeli brokers or Israeli financial institutions will not be subject to Israeli withholding tax, and the relevant Israeli broker or Israeli financial institution will withhold Israeli tax, if any, as required by Israeli law;

2)
payments to be made to eligible foreign brokers or foreign financial institutions on behalf of eligible Israeli brokers or Israeli financial institutions will not be subject to Israeli withholding tax, and the relevant Israeli broker or Israeli financial institution will withhold Israeli tax, if any, as required by Israeli law;

3)
payments to be made to shareholders who certify that they (i) acquired their Ordinary Shares on or after Syneron’s initial public offering on NASDAQ on August 6, 2004, (ii) are non-Israeli residents for purposes of the Israeli Income Tax Ordinance (New Version), 1961, and (iii) hold less than 5% of the Ordinary Shares, will not be subject to Israeli withholding tax; and

4)	payments to be made to shareholders who are not described in clauses (1), (2) and (3) above will be subject to Israeli withholding tax at a rate of up to 25% of the gross proceeds payable to them.

Notwithstanding the foregoing, should any shareholder present the Paying Agent with a valid certificate from the Israeli Tax Authority applying withholding tax at a lesser rate than that described above or otherwise granting a specific exemption from Israeli withholding tax, the Paying Agent will act in accordance with such valid certificate.

Q:	What will happen to Syneron options and restricted share units (RSUs)?

A:
At the Effective Time, each outstanding option to purchase one Ordinary Share, whether vested or unvested, will be canceled and converted into the right to receive an amount of cash equal to the excess, if any, of the Merger Consideration over the applicable exercise price of such option, without any interest thereon and subject to any withholding obligations. If the exercise price per Ordinary Share for any option is equal to or greater than the Merger Consideration, such option will be canceled without payment of any consideration.

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At the Effective Time, each outstanding RSU that is unsettled immediately prior to the Effective Time, whether vested or unvested, representing the right to receive one Ordinary Share will be canceled and converted into the right to receive an amount of cash equal to the excess, if any, of the Merger Consideration over the applicable purchase price per Ordinary Share of such RSU, without any interest thereon and subject to any withholding obligations.

Q:	What effects will the proposed Merger have on our Company?

A:
As a result of the proposed Merger, we will cease to be a publicly traded company and will become a private, wholly-owned direct subsidiary of Parent. Following the completion of the proposed Merger, the registration of the Ordinary Shares and our reporting obligations under the U.S. Securities Exchange Act of 1934, as amended (which we refer to as the Exchange Act) will be terminated upon notification to the SEC. In addition, upon completion of the proposed Merger, the Ordinary Shares will no longer be listed on any stock exchange, including the NASDAQ Global Select Market.

Q:	What happens if the Merger is not completed?

A:
If the Merger is not completed for any reason, our shareholders will not receive any Merger Consideration for their Ordinary Shares. Instead, we will remain a public company and the Ordinary Shares will continue to be listed on the NASDAQ Global Select Market. Under certain circumstances related to a termination, as specified in the Merger Agreement, we may be required to pay Parent a termination fee as described in the section of this Proxy Statement entitled “The Merger Agreement; Other Agreements—The Merger Agreement—Termination Provisions—Termination Fees” beginning on page 69.

Q:	What interests do the directors and executive officers of our Company have in the Merger?

A:
In considering the recommendation of our Board of Directors with respect to the Merger Agreement and the Merger, you should be aware that certain of our officers and directors have agreements or arrangements that provide them interests in the Merger that may be different from, or in addition to, the interests of other Syneron shareholders, including:

•
Certain indemnification and insurance provisions in favor of our directors and officers as set forth in the Merger Agreement, including Parent’s agreement that the Surviving Company will maintain, for seven years after the Effective Time, a director’s and officer’s liability insurance policy covering all individuals covered under Syneron’s current such policy in respect of acts or omissions occurring prior to the Effective Time, with coverage terms and for amounts no less favorable than those under Syneron’s current policy.

•
Each outstanding option to purchase one Ordinary Share held by our executive officers and directors (similarly to options held by employees or other persons generally), whether vested or unvested, will be canceled and converted into the right to receive an amount of cash equal to the excess, if any, of the Merger Consideration over the applicable exercise price of such option, without any interest thereon and subject to any withholding obligations.

•
Each outstanding RSU representing the right to receive one Ordinary Share held by our executive officers and directors (similarly to RSUs held by employees or other persons generally), whether vested or unvested, will be canceled and converted into the right to receive an amount of cash equal to the excess over the purchase price per Ordinary Share for such RSU (if any), if any, of the Merger Consideration, without any interest thereon and subject to any withholding obligations and subject to any withholding obligations.

•
Pursuant to, and contingent upon, the Merger, Mr. Hugo Goldman, our Chief Financial Officer, will be entitled to a cash award of $150,000, Ms. Sarit Soccary, our Vice President Strategy and Business Development, will be entitled to a cash award of $150,000, and Mr. Philippe Schaison, the CEO of Syneron Candela North America and Global Executive Vice President Strategy and Business Development, will be entitled to a cash award of $5.0 million, in each case paid at the closing of the Merger.

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•
Our executive officers will be entitled to six months prior notice for any termination or effective termination of their employment during the one-year period following the closing of the Merger, except for (i) the notice period for Mr. Amit Meridor, our Chief Executive Officer, whose notice period is nine months under our existing arrangement with him, (ii) the notice period for Avi Huppert, our Vice President of Research and Development and Chief Operating Officer, whose notice period is 12 months and (iii) Mr. Schaison, who, in lieu of such notice period, under a Change of Control (as defined in Mr. Schaison’s employment agreement), will receive the following benefit, subject to Mr. Schaison’s execution of a general release of claims against the Company:

o
In the event Mr. Schaison's employment is terminated within one year of closing of the Merger without cause or for Good Reason (as defined under the section of this Proxy Statement entitled " The Merger—Executive Arrangements after the Merger" beginning on page 52), then Mr. Schaison will be entitled to (i) his monthly base salary for a period of 36 months plus three times his annual target bonus and (ii) if Mr. Schaison chooses to elect health and dental insurance coverage in accordance with the Consolidated Omnibus Budget Reconciliation Act of 1985 (which we refer to as COBRA), the Company will pay the entire premium payments for his health and dental insurance coverage under COBRA for a period of 36 months (in certain cases, the Company will instead pay Mr. Schaison an amount, as a taxable payment in a lump sum, subject to required withholding, equal to the value of such COBRA coverage, as determined in the Company's sole and absolute discretion).  These benefits are subject to Mr. Schaison's execution of a general release of claims against the Company.

•	During the notice period, the applicable executive officer (excluding Mr. Schaison) would receive his then monthly salary and would not be required to work.

•
If any executive officer’s employment is terminated or constructively terminated within one year of the closing of the Merger (or such later period at the discretion of Parent), each such executive officer will be entitled to receive a pro rata portion of such executive officer’s annual bonus for the year of termination or constructive termination based on such executive officer’s key performance indicator achievement at the time of termination or constructive termination.

For additional details, see the section of this Proxy Statement entitled “The Merger—Interests of our Executive Officers and Directors in the Merger” beginning on page 51.

Our Board of Directors was aware of these different or additional interests in determining to adopt and approve the Merger Agreement and the Merger, and to recommend to Syneron’s shareholders that they vote in favor of the Merger Proposal.
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Q:	What do I need to do now?

A:
This Proxy Statement, including any document incorporated herein by reference, and the attachments hereto contain important information regarding the Merger Proposal, Merger Agreement, Merger and transactions contemplated by the Merger Agreement, as well as information about us. It also contains important information regarding the factors considered by our Board of Directors in evaluating the Merger. You are urged to read this Proxy Statement, including any document incorporated herein by reference, and the attachments hereto, carefully and in its entirety.

If you are a shareholder of record, and if you choose not to vote at the Meeting, you should (1) vote over the Internet at www.proxyvote.com, (2) vote by telephone by calling 1-800-690-6903, or (3) vote by marking, signing and dating the enclosed proxy card and returning it in the enclosed envelope as soon as possible.

Alternatively, if your Ordinary Shares are held in “street name” through your bank, broker or other nominee, and if you choose not to vote at the Meeting, you should instruct your bank, broker, or other nominee who holds your Ordinary Shares on how to vote by either mailing your properly completed voting instruction card provided to you by your bank, broker, or other nominee who holds your Ordinary Shares or by telephone by calling the number on your voting instruction card. If you are not going to vote in person at the Meeting, you must provide your bank, broker or other nominee who holds your Ordinary Shares with instructions on how to vote your Ordinary Shares. Your bank, broker or other nominee who holds your Ordinary Shares cannot vote or make any election with respect to your Ordinary Shares without receiving instructions from you. Please check your voting instruction card used by your bank, broker or other nominee who holds your Ordinary Shares on how to instruct your bank, broker or other nominee who holds your Ordinary Shares by telephone on how to vote your Ordinary Shares.

Q:	How do I vote?

A:
If your Ordinary Shares are registered directly in your name with us and our transfer agent as of the record date, May 8, 2017, you are considered a "shareholder of record" and you can vote your Ordinary Shares in the following four ways:

•
By Internet: You may use the Internet by going to www.proxyvote.com to transmit your voting instructions up until 11:59 p.m. Eastern time on June 14, 2017. Please have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

•
By Telephone: You may use any touch-tone telephone by calling 1-800-690-6903 to transmit your voting instructions up until 11:59 p.m. Eastern time on June 14, 2017. Please have your proxy card in hand when you call and follow the instructions to transmit your voting instructions.

•
By Mail: You may vote by mail by indicating your vote by marking, signing and dating the proxy card and returning in the envelope provided as soon as possible.  You should sign your name exactly as it appears on the proxy card. If you are signing in a representative capacity (for example, as guardian, executor, trustee, custodian, attorney or officer of a corporation), indicate your name and title or capacity.

•	At the Meeting: If you are a shareholder of record and prefer to vote your Ordinary Shares at the Meeting, you must bring proof of identification along with your proxy card or proof of ownership.

Even if you plan to attend the Meeting in person, we encourage you to submit a proxy in advance by Internet, telephone or mail so that your Ordinary Shares will be voted if you later decide not to attend the Meeting. Telephone and Internet facilities for the submission of a proxy to vote Ordinary Shares will be available 24 hours a day and will close at 11:59 p.m. Eastern time on June 14, 2017.  Proxy cards mailed with respect to Ordinary Shares must be received no later forty-eight (48) hours prior to the Meeting (unless waived by the Company) (i.e. at 3:00 pm Israel time on June 13, 2017) in order to be counted in the vote.
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Alternatively, if your Ordinary Shares are held in “street name” through your bank, broker or other nominee, you may either (1) instruct your bank, broker or other nominee who holds your Ordinary Shares on how to vote by either mailing your properly completed voting instruction card provided to you by your bank, broker or other nominee who holds your Ordinary Shares or by telephone by calling the number on your voting instruction card or (2) vote in person at the Meeting, so long as you obtain a signed, legal proxy from your bank, broker or other nominee who holds your Ordinary Shares, giving you the right to vote those Ordinary Shares in person.  If you are not going to vote in person at the Meeting, you must provide your bank, broker or other nominee who holds your Ordinary Shares with instructions on how to vote your Ordinary Shares. Your bank, broker or other nominee who holds your Ordinary Shares cannot vote or make any election with respect to your Ordinary Shares without receiving instructions from you. Please reach out to your bank, broker or other nominee who holds your Ordinary Shares and ask them to send you the voting instruction card.

Q:	What do I do if I want to change my vote?

A:
If you are a shareholder of record, you may send a written notice of revocation to us at our executive offices located at Industrial Zone, Tavor Building, P.O.B. 550, Yokneam Illit 20692, Israel, Attention: Hugo Goldman, Chief Financial Officer so long as it is received prior to the Meeting, or you may send a later-dated, marked and signed proxy card relating to the same Ordinary Shares over the Internet at www.proxyvote.com, by telephone by calling 1-800-690-6903 or by mail. Ordinary Shares represented by properly executed proxies received by us not later than 11:59 p.m. Eastern time on June 14, 2017 for votes submitted over the Internet or by telephone or not later than forty-eight (48) hours prior to the Meeting (unless waived by the Company) for proxies submitted by mail will be voted at the Meeting in accordance with the directions on the proxies, unless such proxies have been previously revoked or superseded. Alternatively, you may revoke a previously submitted proxy by attending the Meeting and voting in person. A shareholder who holds the Company's Ordinary Shares under his, her or its name, and who attends the Meeting in person, shall be identified by a copy of an identity card, passport or a certificate of incorporation. Attendance without voting at the Meeting will not, in and of itself, revoke a prior proxy card that you have submitted.

Alternatively, if your Ordinary Shares are held in “street name,” you must contact your bank, broker or other nominee to change or revoke your voting instructions.

Q:	If my Ordinary Shares are held in “street name” by my bank, broker or other nominee, will my bank, broker or other nominee vote my Ordinary Shares for me?

A:
If you are not going to vote in person at the Meeting, you must provide your bank, broker or other nominee who holds your Ordinary Shares with instructions on how to vote your Ordinary Shares.  Your bank, broker or other nominee who holds your Ordinary Shares will vote your Ordinary Shares only if you provide instructions to your bank, broker or other nominee who holds your Ordinary Shares on how to vote. Your bank, broker or other nominee who holds your Ordinary Shares cannot vote or make an election with respect to your Ordinary Shares without receiving instructions from you. Please check your voting instruction card used by your bank, broker or other nominee who holds your Ordinary Shares on how to instruct your bank, broker or other nominee who holds your Ordinary Shares by telephone by calling the number on your voting instruction card how to vote your Ordinary Shares. Please reach out to your bank, broker or other nominee who holds your Ordinary Shares and ask them to send you the voting instruction card.

If your Ordinary Shares are held in “street name,” you must contact your bank, broker or other nominee to change or revoke your voting instructions.

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Q:	Who can vote at the Meeting? How many votes do I have?

A:
Only those holders of record of outstanding Ordinary Shares at the close of business on May 8, 2017, the record date for the Meeting, are entitled to vote at the Meeting. As of May 8, 2017, there were 35,232,455 Ordinary Shares outstanding and entitled to vote. You are entitled to one vote for each Ordinary Share that you owned as of the close of business on the record date.

Q:	What happens if I sell my Ordinary Shares before the Meeting?

A:
The record date for the Meeting (May 8, 2017) is earlier than the Meeting (June 15, 2017). If you transfer your Ordinary Shares after the record date but before the Meeting, you will retain your right to vote at the Meeting, but will have transferred the right to receive the Merger Consideration with respect to such Ordinary Shares. In order to receive the Merger Consideration, you must hold your Ordinary Shares through the completion of the Merger.

Q:	Am I entitled to appraisal rights in connection with the Merger?

A:
No. Under Israeli law, holders of Ordinary Shares are not entitled to appraisal rights in connection with the Merger. However, under the Companies Law, objections to the Merger may be filed by our creditors with the Israeli district court. See the section of this Proxy Statement entitled “The Merger—No Appraisal Rights; Objections by Creditors” on page 35.

Q:	Who will pay the costs of soliciting votes for the Meeting?

A:
We are making this solicitation and will pay the entire cost of preparing, printing, mailing and distributing the proxy materials and soliciting votes with respect to the Meeting. In addition to the mailing of proxy materials, the solicitation of proxies may be made in person, by telephone or by electronic communication by certain of our directors, officers and other employees, who will not receive any additional compensation for such activities. We have retained The Proxy Advisory Group, LLC as our proxy solicitor. We have agreed to pay a minimum base proxy solicitation fee of $10,000 plus up to $1,500 for disbursements, to The Proxy Advisory Group, LLC, which fee may increase if special added-value services are required.

Q:	Who can help answer my questions?

A:	If you have additional questions about the Merger Agreement, the Merger, how to vote, or would like additional copies of this Proxy Statement or the enclosed proxy card, you should contact:

Syneron Medical Ltd.
Attention: Hugo Goldman, Chief Financial Officer
Industrial Zone, Tavor Building
P.O.B. 550, Yokneam Illit 20692, Israel
972-732-442200
hugo.goldman@syneron-candela.com

The Proxy Advisory Group, LLC
Attention: William M. Poudrier
18 East 41st Street, 20th Floor
New York, NY 10017
toll-free 1-888-55-PROXY (1-888-557-7699) in the United States or 1-212-616-2180 from countries outside the United States

10

RISK FACTORS

In addition to the other information included in this Proxy Statement, including the matters addressed under the section of this Proxy Statement entitled “Cautionary Statement Concerning Forward-Looking Statements” on page 14; you should carefully consider the following risk factors in determining how to vote at the Meeting. The following is not intended to be an exhaustive list of the risks related to the Merger and you should read and consider the risk factors described under Part 1, Item 3.D, “Key Information—Risk Factors” of the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, which is on file with the SEC, and is incorporated by reference into this Proxy Statement.

Failure to complete the Merger could negatively impact our stock price, business, financial condition, results of operations or prospects.

The Merger is subject to the satisfaction or waiver of certain closing conditions described in the section of this Proxy Statement entitled “The Merger Agreement; Other Agreements—The Merger Agreement—Conditions to the Merger” beginning on page 67, including that:

•
no Material Adverse Effect (as defined under the section of this Proxy Statement entitled "The Merger Agreement; Other Agreements—The Merger Agreement—Representations and Warranties" beginning on page 54) shall have occurred since entry into the Merger Agreement;

•
the applicable approvals and clearances have been obtained and waiting periods (and any extension thereof) applicable to the consummation of the merger under applicable foreign antitrust laws have expired or terminated;

•	we shall have obtained shareholder approval of the Merger pursuant to the Companies Law; and

•
there shall not be pending or threatened any legal or regulatory action or proceeding seeking to restrain or prohibit the consummation of the Merger or any of the transactions contemplated by the Merger Agreement.

No assurance can be given that each of the conditions will be satisfied. In addition, the Merger Agreement may be terminated under the circumstances described in the section of this Proxy Statement entitled “The Merger Agreement; Other Agreements—The Merger Agreement—Termination Provisions” beginning on page 68. If the conditions are not satisfied or waived in a timely manner and the Merger is delayed, payment of the Merger Consideration will also be delayed. If the Merger is not completed (including in the case the Merger Agreement is terminated), our ongoing business may be adversely affected and, without realizing any of the benefits of having completed the Merger, we will be subject to a number of risks, including the following:

•
we may be required to pay Parent a termination fee if the Merger is terminated under various circumstances described in the section of this Proxy Statement entitled “The Merger Agreement; Other Agreements—The Merger Agreement—Termination Provisions—Termination Fees” beginning on page 69;

•	we will be required to pay certain costs relating to the Merger, including substantial financial advisor, legal and accounting fees, even though the Merger will have not been completed;

•	the price of the Ordinary Shares may decline to the extent that the current market price reflects a market assumption that the Merger will be completed;

•
under the Merger Agreement, we are subject to certain restrictions on the conduct of our business prior to completing the Merger that may affect our ability to execute certain of our business strategies as an independent company; and

•
during the period before completion of the Merger, our management’s attention will be diverted from the day-to-day business of the Company, which could otherwise have been devoted to other opportunities that may have been beneficial to us as an independent company, and there may be unavoidable disruptions to our employees and our relationships with customers and suppliers.

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We also could be subject to litigation related to any failure to complete the Merger or related to any enforcement proceeding commenced against us to perform our obligations under the Merger Agreement. If the Merger is not completed, these risks may materialize and may adversely affect the price of the Ordinary Shares, business, financial condition, results of operations or prospects.

Some of our directors and officers have interests that may differ from the interests of our shareholders, and these persons may have conflicts of interest in recommending to our shareholders to approve the Merger Proposal.

Some of the members of management and our Board of Directors may have interests that differ from, or are in addition to, their interests as shareholders, which are described in the section of this Proxy Statement entitled “The Merger—Interests of our Executive Officers and Directors in the Merger” on page 51. These interests could cause members of management or members of our Board of Directors to have a conflict of interest in recommending approval of the Merger Proposal.

The fact that there is a Merger pending could harm our business, revenue and results of operations.

While the Merger is pending, it creates uncertainty about our future. As a result of this uncertainty, customers may decide to delay, defer or cancel purchases of our products pending completion of the Merger or termination of the Merger Agreement. If these decisions represent a significant portion of our anticipated revenue, our results of operations and quarterly revenues could be substantially below the expectations of investors. If, as a result, there is a Material Adverse Effect, Parent may have a right to terminate the Merger Agreement without paying any termination fee.

In addition, while the Merger is pending, we are subject to a number of risks that may harm our business, revenue and results of operations, including:

•	the diversion of management and employee attention and the unavoidable disruption to our relationships with customers and suppliers may detract from our ability to grow revenues and minimize costs;

•	we have and will continue to incur significant expenses related to the Merger prior to its closing;

•	we may be unable to respond effectively to competitive pressures, industry developments and future opportunities; and

•
certain of our current and prospective employees may be uncertain about their future roles and relationships with the Company following completion of the Merger, which may adversely affect our ability to attract and retain key personnel.

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The restriction on soliciting competing offers (other than during the “go shop” period and with “Excluded Parties” after termination of the “go shop” period) and certain other provisions might have the effect of discouraging other persons potentially interested in acquiring the Company from pursuing an acquisition of the Company.

Beginning at the end of the "go shop" period on May 9, 2017, until the Merger is completed or the Merger Agreement is terminated, with limited exceptions, the Merger Agreement prohibits us from entering into, soliciting or engaging in negotiations with respect to alternative acquisition proposals or other business combinations. If our Board of Directors authorizes the Company to enter into a definitive agreement to effect a transaction constituting a Superior Proposal (as such term is defined under the section of this Proxy Statement entitled "The Merger Agreement; Other Agreements—The Merger Agreement—No Solicitation" beginning on page 61) with a specified party that results from the "go shop" process and the Company enters into such definitive agreement, the Company may terminate the Merger Agreement and, under such circumstances, be required to pay Parent a termination fee of $5,960,000. Under certain other circumstances, including if our shareholders do not approve the Merger Proposal or if Parent terminates the agreement due to a breach by the Company, we will be obligated to pay Parent a termination fee of $13,910,000.

If the Merger is not consummated by August 30, 2017 or at such later date agreed upon in writing by all parties to the Merger Agreement (with certain automatic extensions to be made if the Meeting is postponed, adjourned or delayed for any reason), either we or Parent may choose not to proceed with the Merger.

The Merger is subject to the satisfaction or waiver of certain closing conditions described in the section of this Proxy Statement entitled "The Merger Agreement; Other Agreements—The Merger Agreement—Conditions to the Merger" beginning on page 67 and set forth in the Merger Agreement, a copy of which is attached to this Proxy Statement as Appendix A. The fulfillment of certain of these conditions is beyond our control, such as the receipt of our shareholders' approval of the Merger. If the Merger has not been completed by August 30, 2017 or at such later date agreed upon in writing by all parties to the Merger Agreement, either the Company or Parent may freely terminate the Merger Agreement, so long as the terminating party's breach of the Merger Agreement was not the principal cause of, or primarily resulted in, the failure to close the Merger.
13

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Information provided in this Proxy Statement may include statements relating to current expectations, estimates, forecasts and projections about future events that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include, but are not limited to, statements contained in the sections of this Proxy Statement entitled “Questions and Answers about the Transaction,” “The Merger” and “The Merger—Regulatory Matters”, statements about the expected completion of the proposed transaction with Parent and the timing thereof, the satisfaction or waiver of any conditions to the proposed transaction, anticipated benefits, and growth opportunities and other events relating to the proposed transaction. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “plan,” “project” or other similar words, but are not the only way these statements are identified. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) conditions to the closing of the transaction may not be satisfied and required regulatory approvals may not be obtained; (2) the proposed transaction may involve unexpected costs, liabilities or delays; (3) the Company’s business may suffer as a result of uncertainty surrounding the proposed transaction and diversion of management attention on transaction-related matters; (4) risks related to the financial analyses used by the Company to consider the transaction, including that (a) numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company or any of other parties to the Merger, may turn out not to be correct, (b) future results may materially differ from those discussed in such analysis, and (b) estimates contained in these analyses may not be indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth in such analyses; (5) the outcome of any legal proceedings related to the proposed transaction; (6) the Company may be adversely affected by other economic, business, and/or competitive factors; (7) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (8) difficulties in recognizing benefits of the proposed transaction; (9) the proposed transaction may disrupt current plans and operations and raise difficulties for employee retention; (10) impact of the transaction on relationships with customers, distributors and suppliers; (11) other risks to consummation of the transaction, including the risk that the transaction will not be consummated within the expected time period or at all; and (12) the potential requirement for the Company to pay a termination fee in connection with its failure to consummate the Merger.  This list is intended to identify only certain of the principal factors that could cause actual results to differ. Additional risks related to the proposed Merger may also cause actual results to differ from expected results. Readers are referred to the reports and documents filed by the Company with the SEC, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, for a discussion of these and other important risk factors.

In light of the significant uncertainties inherent in the forward-looking statements contained herein, readers should not place undue reliance on forward-looking statements. We cannot guarantee any future results, including with respect to the Merger. The statements made in this Proxy Statement represent our views as of the date of this Proxy Statement, and it should not be assumed that the statements made herein remain accurate as of any future date. Except as required by law, the Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements, that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

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THE PARTIES TO THE MERGER

Our Company

Syneron Medical Ltd. was incorporated under the laws of the State of Israel in 2000. We design, develop and market innovative aesthetic medical products based on our various technologies, including our proprietary Electro-Optical Synergy, or ELOS, technology, which uses the synergy between electrical energy, including radiofrequency, or RF energy, and optical energy to provide effective, safe and affordable aesthetic medical treatments. Our products, which we sell primarily to physicians and other qualified practitioners, target a wide array of non-invasive aesthetic medical procedures, including hair removal, wrinkle reduction, rejuvenation of the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions, acne treatment, treatment of leg veins, treatment for the temporary reduction in the appearance of cellulite and thigh circumference, ablation and resurfacing of the skin, and laser-assisted lipolysis. We believe ELOS provides performance advantages over other technologies that rely solely on optical energy. We believe using optical energy alone limits the safety and efficacy of many aesthetic medical procedures due to limited skin penetration and unwanted epidermal absorption. Our proprietary ELOS technology, which combines optical and electrical energy, enhances the user’s ability to accurately target the tissue to be treated and enables real-time measurement of skin temperature, resulting in increased patient safety and comfort and improved treatment results. On January 5, 2010, we acquired Candela Corporation (which we refer to as Candela), which became our indirect wholly-owned subsidiary. Candela’s current product line offers comprehensive and technologically sophisticated cosmetic and aesthetic lasers and light-based systems used by physicians and personal care practitioners to treat a wide variety of cosmetic and medical conditions.

This Proxy Statement incorporates important business and financial information about Syneron from other documents that are not included in or delivered with this Proxy Statement. For a list of the documents incorporated by reference in this Proxy Statement, see "Where You Can Find More Information" on page 74.

Our headquarters are located at Industrial Zone, Tavor Building, P.O.B. 550, Yokneam Illit, 20692, Israel and our phone number is +972 (73) 24-42200.  Our stock trades on the NASDAQ Global Select Market under the symbol ELOS. As of December 31, 2016, we had total assets of $277.2 million, total liabilities of $69.8 million and total shareholders’ equity of $207.4 million, and for the year ended December 31, 2016, we had total revenues of $298.1 million.

Parent

Parent is a company incorporated under the laws of the State of Israel and a newly formed company organized by affiliates of Apax Partners LLP, a private equity advisory firm (which we refer to as Apax), solely for the purpose of entering into the Merger Agreement and effecting the Merger and the other transactions contemplated by the Merger Agreement. Prior to its entry into the Merger Agreement, Parent had not engaged in any business other than in connection with the transactions contemplated by the Merger Agreement. Following the consummation of the Merger, Syneron will be a wholly owned subsidiary of Parent.

The principal executive offices of Parent are located at c/o Apax Partners Israel Ltd., 4 Berkowitz Street, Tel Aviv 6423803 Israel, and its telephone number is +44-20-7872-6300.

Merger Sub

Merger Sub is a company incorporated under the laws of the State of Israel and a wholly-owned subsidiary of Parent. Merger Sub is a newly formed company solely for the purpose of entering into the Merger Agreement and effecting the Merger and the other transactions contemplated by the Merger Agreement.  Prior to its entry into the Merger Agreement, Merger Sub has not engaged in any business other than in connection with the transactions contemplated by the Merger Agreement. Following the consummation of the Merger, Merger Sub will cease to exist.

The principal executive offices of Merger Sub are located at c/o Apax Partners Israel Ltd., 4 Berkowitz Street, Tel Aviv 6423803 Israel, and its telephone number is +44-20-7872-6300.

15

THE SPECIAL GENERAL MEETING

Time and Place of the Meeting

This Proxy Statement is being furnished to holders of Ordinary Shares in connection with the solicitation of proxies by and on behalf of our Board of Directors for use at the Meeting to be held on June 15, 2017, at 3:00 p.m. (Israel time), at our executive offices located at Industrial Zone, Tavor Building, P.O.B. 550, Yokneam Illit, 20692, Israel, and at any adjournment or postponement thereof. We are first mailing this Proxy Statement, the accompanying notice, letter to shareholders and the enclosed proxy card on or about May 15, 2017 to all holders of Ordinary Shares entitled to notice of, and to vote at, the Meeting.

Purposes of the Meeting; Proposed Resolutions

Merger Proposal. At the Meeting, our shareholders will consider and vote on the Merger Proposal, which is a proposal to adopt and approve the Merger, the Merger Agreement, and the other transactions contemplated by the Merger Agreement. To adopt and approve the Merger Proposal, it is proposed that at the Meeting, the following resolution be adopted and approved:

“RESOLVED, to adopt and approve, pursuant to Section 320 of the Companies Law, the merger of the Company with Merger Sub, a company formed under the laws of the State of Israel and a wholly-owned subsidiary of Parent, including the adoption and approval of: (i) the Merger; (ii) the Merger Agreement; (iii) the Merger Consideration, without interest and subject to applicable withholding taxes, for each Ordinary Share held as of immediately prior to the Effective Time; (iv) the conversion of each outstanding option that is unexercised immediately prior to the Effective Time, whether vested or unvested, to purchase one Ordinary Share, including options held by Company directors, into the right to receive an amount of cash equal to the excess, if any, of the Merger Consideration over the applicable exercise price of such option, without interest and subject to any withholding obligations; (v) the conversion of each outstanding restricted share unit that is unsettled immediately prior to the Effective Time, whether vested or unvested, representing the right to receive one Ordinary Share, including RSUs held by Company directors, into the right to receive an amount of cash equal to the excess, if any, of the Merger Consideration over the applicable purchase price per Ordinary Share of such, without interest and subject to any withholding obligations; and (vi) all other transactions and arrangements contemplated by the Merger Agreement, including directors’ and officers’ liability insurance.”

Our shareholders must adopt and approve the Merger Proposal in order for the Merger to occur. If the shareholders fail to adopt and approve the Merger Proposal, the Merger will not occur. For more information about the Merger and the Merger Agreement, see the sections of this Proxy Statement entitled “The Merger” and “The Merger Agreement; Other Agreements” beginning on pages 21 and 54, respectively.

Other Matters. We currently know of no other business to be transacted at the Meeting, other than as set forth above, as the time has passed for shareholders to submit such additional matters for the agenda, but, if any other matter is properly presented at the Meeting, the persons named in the enclosed proxy card will vote upon such matters in accordance with their best judgment.

Recommendation of the Board of Directors of Syneron

Our Board of Directors has unanimously: (i) determined that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of the Company and its shareholders and that, considering the financial positions of the Company and Merger Sub, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors; (ii) approved and declared advisable the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement; and (iii) resolved to recommend that the shareholders of the Company adopt and approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

OUR BOARD OF DIRECTORS BELIEVES THAT THE MERGER PROPOSAL IS FAIR TO AND IN THE BEST INTERESTS OF SYNERON AND ITS SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT YOU AND THE OTHER SYNERON SHAREHOLDERS VOTE “FOR” THE MERGER PROPOSAL. See “The Merger—Reasons for Approving the Merger” beginning on page 30 and “The Merger—Recommendation and Determination of Our Board of Directors” beginning on page 35.

16

Record Date, Method of Voting and Quorum Requirements

In accordance with the Companies Law and our Articles of Association, our Board of Directors has fixed May 8, 2017 as the record date for determining the shareholders entitled to notice of, and to vote at, the Meeting. Accordingly, you are entitled to notice of, and to vote at, the Meeting only if you were a record holder of Ordinary Shares at the close of business on that date, irrespective of the amount of Ordinary Shares in your possession on such date. As of May 8, 2017, there were 35,232,455 Ordinary Shares outstanding and entitled to vote. Ordinary Shares held by the Company, otherwise known as treasury shares, are not entitled to vote at the Meeting and are not counted for the purposes of determining if there is a quorum for the purposes of holding the Meeting. Your Ordinary Shares may be voted at the Meeting only if you are present at the Meeting personally or if your Ordinary Shares are represented by a valid proxy.

You are being asked to vote the Ordinary Shares held directly in your name as a shareholder of record and any Ordinary Shares you hold in “street name” as beneficial owner. Ordinary Shares held in “street name” are Ordinary Shares held on your behalf by a bank, a broker in a stock brokerage account or a nominee.

The method of voting differs for Ordinary Shares held as a record holder and Ordinary Shares held in "street name." Shareholders of record will receive proxy cards, which they should mark, sign, date and return in the envelope provided as soon as possible. Shareholders of record can also vote over the Internet at www.proxyvote.com, by telephone by calling 1-800-690-6903 or by voting in person at the Meeting. Alternatively, if your Ordinary Shares are held in "street name" through your bank, broker or other nominee, you may either (1) instruct your bank, broker or other nominee who holds your Ordinary Shares on how to vote by either mailing your properly completed voting instruction card provided to you by your bank, broker or other nominee who holds your Ordinary Shares or by telephone by calling the number on your voting instruction card or (2) vote in person at the Meeting, so long as you obtain a signed, legal proxy from the bank, broker or other nominee who holds your Ordinary Shares, giving you the right to vote those Ordinary Shares in person. Please reach out to your bank, broker or other nominee who holds your Ordinary Shares and ask them to send you the voting instruction card.

Proxies are being solicited on behalf of our Board of Directors from our shareholders in favor of the Merger Proposal as described in this Proxy Statement.

You may receive more than one set of voting materials, including multiple copies of this document and multiple proxy cards or voting instruction card. For example, shareholders who hold Ordinary Shares in more than one brokerage account will receive a separate voting instruction card for each brokerage account in which Ordinary Shares are held, and you should properly complete each voting instruction card.

Shareholders of record whose Ordinary Shares are registered in more than one name will receive more than one proxy card. You should mark, sign, date and return each proxy card or voting instruction card you receive.

A quorum must be present in order for the Meeting to be held. Two or more shareholders present in person or by proxy, and holding or representing Ordinary Shares conferring in the aggregate at least 40% of the total voting power of our Company entitled to vote at the Meeting, will constitute a quorum at the Meeting. Ordinary Shares that are voted in person or by proxy "FOR" or "AGAINST" are treated as being present at the Meeting for purposes of establishing a quorum and are also treated as voted at the Meeting with respect to such matters. Abstentions and broker non-votes will be counted for purposes of determining the presence or absence of a quorum for the transaction of business, but such abstentions and broker non-votes will not be counted for purposes of determining the number of votes cast with respect to the particular proposal. If a quorum is not present within thirty minutes of the scheduled time for the Meeting, the Meeting will be adjourned for a week and will be held on Thursday, June 22, 2017 at the same time and place. At the adjourned meeting, the presence of at least one shareholder in person or by proxy (regardless of the voting power possessed by their Ordinary Shares) will constitute a quorum for the business for which the original Meeting was called.
17

Voting Rights and Vote Required

Each Ordinary Share outstanding on the record date will entitle its holder to one vote upon each of the matters to be presented at the Meeting, and any adjournment or postponement thereof.

Provided that a quorum is present, the adoption and approval of the Merger Proposal requires the affirmative vote of the holders of a majority of our Ordinary Shares present, in person or by proxy, at the Meeting (or any adjournment or postponement thereof) where a quorum is present and voting on the proposal, excluding abstentions and broker non-votes and excluding any Ordinary Shares that are held by Merger Sub, Parent or by any person or entity holding at least 25% of the means of control of either Merger Sub or Parent, or any person or entity acting on behalf of either Merger Sub or Parent or any person or entity described in the previous clause, including any of their affiliates.

A proxy card of a record shareholder that is signed and returned that does not indicate a vote “FOR” or “AGAINST” a proposal will be voted in accordance with the recommendation of our Board of Directors with respect to such proposal, including “FOR” the Merger Proposal.

A bank, broker or other nominee who holds Ordinary Shares for customers who are the beneficial owners of those Ordinary Shares has the authority to vote on “routine” proposals when it has not received instructions from the beneficial owners. However, such bank, broker or other nominee who holds Ordinary Shares for customers is prohibited from giving a proxy to vote those customers’ Ordinary Shares with respect to approving non-routine matters, such as the Merger Proposal to be voted on at the Meeting, without instructions from the customer. Ordinary Shares held for customers by a bank, broker or other nominee that are not voted at the Meeting because the customer has not provided instructions to the bank, broker or other nominee are referred to as “broker non-votes” and will not be considered to be votes “FOR” or “AGAINST” the Merger Proposal or any other proposal and will have no effect on the result of the vote, other than for establishing a quorum.

Concurrently with the execution of the Merger Agreement, Dr. Shimon Eckhouse, Active Chairman of the Board of Directors of Syneron, solely in his capacity as a shareholder, entered into the Voting Agreement, a copy of which is attached as Appendix B to this Proxy Statement. Pursuant to the Voting Agreement, Dr. Eckhouse has agreed, subject to the terms and conditions of the Voting Agreement, to vote all of the Eckhouse Shares, of which Dr. Eckhouse's outstanding Ordinary Shares represent approximately 7.63% of the outstanding voting power of our Ordinary Shares entitled to vote at the Meeting, in favor of the adoption and approval of the Merger Agreement, the Merger and the other transactions contemplated thereby at the Meeting (and any adjournment or postponement thereof).

Adjournment and Postponement

If a quorum is not present within thirty minutes of the scheduled time for the Meeting, the Meeting will be adjourned for a week and will be held on Thursday, June 22, 2017 at the same time and place as the original Meeting. At the adjourned meeting, the presence of at least one shareholder in person or by proxy (regardless of the voting power possessed by their Ordinary Shares) will constitute a quorum for the business for which the original Meeting was called.

Voting by the Company's Directors and Executive Officers

The Company's directors and executive officers (as listed in the Form 20-F for fiscal year 2016 and continuing as executive officers as of the date of this Proxy Statement) who own outstanding Ordinary Shares have informed us that, as of the date of this Proxy Statement, they intend to vote to adopt and approve the Merger Proposal. As of the close of business on May 8, 2017, such directors and executive officers owned, in the aggregate, 7.65% of our outstanding Ordinary Shares entitled to vote at the Meeting.

Voting Procedures and Voting Instructions

Shareholders of Record

If you are a shareholder of record, meaning that your Ordinary Shares and your Ordinary Shares certificate(s) or electronic evidence of ownership were registered in your name with us and our transfer agent as of the record date, May 8, 2017, you may vote in the following four ways:

•
By Internet: You may use the Internet by going to www.proxyvote.com to transmit your voting instructions up until 11:59 p.m. Eastern time on June 14, 2017. Please have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

•
By Telephone: You may use any touch-tone telephone by calling 1-800-690-6903 up until 11:59 p.m. Eastern time on June 14, 2017. Please have your proxy card in hand when you call and follow the instructions to transmit your voting instructions.

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•
By Mail: You may vote by mail by indicating your vote by marking, signing and dating the proxy card and returning in the envelope provided as soon as possible.  You should sign your name exactly as it appears on the proxy card. If you are signing in a representative capacity (for example, as guardian, executor, trustee, custodian, attorney or officer of a corporation), indicate your name and title or capacity.

•	At the Meeting: If you are a shareholder of record and prefer to vote your Ordinary Shares at the Meeting, you must bring proof of identification along with your proxy card or proof of ownership.

Even if you plan to attend the Meeting in person, we encourage you to submit a proxy in advance by Internet, telephone or mail so that your Ordinary Shares will be voted if you later decide not to attend the Meeting. Telephone and Internet facilities for the submission of a proxy to vote Ordinary Shares will be available 24 hours a day and will close at 11:59 p.m. Eastern time on June 14, 2017.  Proxy cards mailed with respect to Ordinary Shares must be received no later forty-eight (48) hours prior to the Meeting (unless waived by the Company) (i.e. at 3:00 pm Israel time on June 13, 2017) in order to be counted in the vote.

You may revoke your proxy at any time before the vote is taken at the Meeting by (a) delivering to us at our executive offices located at Industrial Zone, Tavor Building, P.O.B. 550, Yokneam Illit 20692, Israel, Attention: Hugo Goldman, Chief Financial Officer, a written notice of revocation, bearing a later date than the proxy, stating that the proxy is revoked, (b) properly submitting a later-dated proxy relating to the same Ordinary Shares over the Internet, by telephone or by mail or (c) attending the Meeting and voting in person (although attendance at the Meeting will not, by itself, revoke a proxy). Ordinary Shares represented by properly executed proxies received by us no later than 11:59 p.m. Eastern time on June 14, 2017 if voting over the Internet or by telephone or no later than forty-eight (48) hours prior to the Meeting (unless waived by the Company) for proxies voted by mail will, unless such proxies have been previously revoked or superseded, be voted at the Meeting in accordance with the directions on the proxies.

You may also be represented by another person present at the Meeting by executing a proxy designating that person to act on your behalf.

If you vote over the Internet, by telephone or sign, date and return your proxy card without indicating how you want to vote, your Ordinary Shares will be voted “FOR” all of the proposals on the agenda of the Meeting and, if applicable, at the discretion of the proxy holder, on any other business that may properly come before the Meeting or any adjournments or postponements thereof.

Shares Held in “Street Name”

If you hold your Ordinary Shares in “street name” through a bank, broker or other nominee you may either (1) instruct your bank, broker or other nominee who holds your Ordinary Shares on how to vote by either mailing your properly completed voting instruction card provided to you by your bank, broker or other nominee who holds your Ordinary Shares or by telephone by calling the number on your voting instruction card or (2) vote in person at the Meeting, so long as you obtain a signed, legal proxy from the bank, broker or other nominee who holds your Ordinary Shares, giving you the right to vote those Ordinary Shares in person. Please reach out to your bank, broker or other nominee who holds your Ordinary Shares and ask them to send you the voting instruction card.

If you are not going to vote in person at the Meeting, you must provide your bank, broker or other nominee with instructions on how to vote your Ordinary Shares. Your bank, broker or other nominee who holds your Ordinary Shares cannot vote or make any election with respect to your Ordinary Shares without receiving instructions from you. Please check your voting instruction card used by your bank, broker or other nominee who holds your Ordinary Shares on how to instruct your bank, broker or other nominee by telephone on how to vote your Ordinary Shares.

If you are going to vote in person at the Meeting, you will need to obtain a signed, legal proxy from your bank, broker or other nominee who holds your Ordinary Shares.

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You must also contact your bank, broker or other nominee who holds your Ordinary Shares to change or revoke your voting instructions.

Voting of Proxies

All Ordinary Shares represented at the Meeting by valid proxies that we receive no later than 11:59 p.m. Eastern time on June 14, 2017 if voting over the Internet or by telephone or no later than forty-eight (48) hours prior to the Meeting (unless waived by the Company) for proxies voted by mail as a result of this solicitation (other than proxies that are revoked or superseded before they are voted) will be voted in the manner specified on such proxy. If you submit an executed proxy but do not specify how to vote your proxy, your Ordinary Shares will be voted "FOR" the proposals on the agenda of the Meeting and, if applicable, at the discretion of the proxy holder, on any other business that may properly come before the Meeting or any adjournment or postponement thereof.

Proxies submitted with instructions to abstain from voting and broker non-votes will not be considered to be votes “FOR” or “AGAINST” the Merger Proposal or any other proposal and will have no effect on the result of the vote, other than for establishing a quorum.

Solicitation of Proxies

This proxy solicitation is being made and paid for by us on behalf of our Board of Directors. In addition to solicitation by mail, our directors, officers and employees of our Company may solicit proxies for the Meeting from our shareholders personally or by telephone, facsimile and other electronic means without compensation other than reimbursement for their actual expenses. We have retained The Proxy Advisory Group, LLC as our proxy solicitor. We have agreed to pay a minimum base proxy solicitation fee of $10,000 plus up to $1,500 for disbursements, to The Proxy Advisory Group, LLC, which fee may increase if special added-value services are required.

Arrangements will be made with brokerage firms and other custodians, nominees and fiduciaries for the forwarding of solicitation materials to the beneficial owners of Ordinary Shares held of record by those persons, and we will, if requested, reimburse the record holders for their reasonable out-of-pocket expenses in so doing.

SHAREHOLDERS SHOULD NOT SEND ANY CERTIFICATES REPRESENTING ORDINARY SHARES WITH THEIR PROXY CARDS. IF THE MERGER PROPOSAL IS ADOPTED AND APPROVED AND THE MERGER IS SUBSEQUENTLY COMPLETED, YOU WILL RECEIVE INSTRUCTIONS FOR SURRENDERING YOUR CERTIFICATES OR ELECTRONIC EVIDENCE OF OWNERSHIP IN EXCHANGE FOR THE MERGER CONSIDERATION.

SHAREHOLDERS ARE URGED TO MARK, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD IN THE ENVELOPE PROVIDED. IN ORDER TO AVOID UNNECESSARY EXPENSE, WE ASK YOUR COOPERATION IN VOTING OVER THE INTERNET OR BY TELEPHONE OR RETURNING YOUR PROXY CARD PROMPTLY, NO MATTER HOW LARGE OR SMALL YOUR HOLDINGS MAY BE. ALTERNATIVELY, YOU MAY VOTE YOUR ORDINARY SHARES OVER THE INTERNET OR BY TELEPHONE PURSUANT TO THE INSTRUCTIONS CONTAINED IN THESE MATERIALS.

Questions and Additional Information

If you have questions about the Merger or how to submit your proxy, or if you need any additional copies of this Proxy Statement or the enclosed proxy card or voting instructions, please contact:

Syneron Medical Ltd.
Attention: Hugo Goldman, Chief Financial Officer
Industrial Zone, Tavor Building
P.O.B. 550, Yokneam Illit 20692, Israel
972-732-442200
hugo.goldman@syneron-candela.com

The Proxy Advisory Group, LLC
Attention: William M. Poudrier
18 East 41st Street, 20th Floor
New York, NY 10017
toll-free 1-888-55-PROXY (1-888-557-7699) in the United States or 1-212-616-2180 from countries outside the United States

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THE MERGER

The discussion in this Proxy Statement of the Merger is subject to, and is qualified in its entirety by reference to, the Merger Agreement, which is the legal document governing the Merger. We have attached a copy of the Merger Agreement to this Proxy Statement as Appendix A and it is hereby incorporated by reference into this Proxy Statement, and we urge that you read it carefully and in its entirety.

Background of the Merger

The Company's Board of Directors regularly reviews the Company’s performance, risks, opportunities and strategy, Additionally, as part of its ongoing oversight of the Company’s business, from time to time, the Company’s Board of Directors and the senior management of the Company, together with the Company’s legal and financial advisors, review and evaluate strategic opportunities and alternatives available to the Company with a view toward maximizing shareholder value. Such opportunities and alternatives include, among other things, remaining as an independent public company and pursuing business combinations and similar transactions.

As part of this ongoing review and evaluation, the Board of Directors and the senior management of the Company have noted the challenges of maximizing shareholder value as an independent public company operating in both a highly competitive and consolidating industry, the lack of liquidity in the Company’s Ordinary Shares, a limited institutional and equity research following, a material historical trading discount relative to peers and the challenges of increasing sales and profitability in North America.

As part of this ongoing review and evaluation, representatives of Barclays have regularly provided input to the Company and its Board of Directors regarding industry trends, valuations and various potential strategic opportunities. Dr. Eckhouse, certain members of the Company’s senior management and the Board of Directors have had a longstanding relationship with Barclays and retained Barclays to act as the Company’s financial advisor with respect to pursuing strategic alternatives for the Company, including a possible sale of the Company, based on, among other factors, its familiarity with the Company and because of Barclays’ qualifications, reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions generally, as well as substantial experience in transactions comparable to the Merger.

During recent years, as part of regular conversations between certain members of the senior management of the Company and global companies in the same or adjacent industries, as well as private equity firms that invest in the medical technology sector, informal discussions regarding possible strategic transactions involving the Company had occurred with a number of potentially interested parties. The Board of Directors was periodically informed of the status of such discussions.

On November 8, 2015, Dr. Shimon Eckhouse, the Company's Co-Founder and Chairman of the Board of Directors, met with certain members of the senior management of Party A, a strategic party, regarding the possible acquisition of the Company by Party A (or by its controlling shareholder, a private equity firm). On November 22, 2015, Party A signed a non-disclosure agreement with the Company.  At a working session on November 24, 2015 with certain members of the senior management of the Company, Party A and Party A's controlling shareholder, the Company presented certain non-public financial information and other strategic information and reviewed the existing products and infrastructure of the Company. Certain members of the senior management of the Company and Party A held an additional meeting focused on potential synergies that could result from a combination transaction on December 27, 2015. From late November 2015 until the end of January 2016, the Company had several telephone conversations with Party A regarding Party A's internal process for considering a strategic transaction, after which Party A indicated that it was not interested in pursuing such a transaction with the Company. Party A did not give any indication of price and the Company received no formal offer from Party A or its controlling shareholder.  The standstill provision in the non-disclosure agreement between the Company and Party A ceased to be effective.

In December 2015, the Company was introduced to Party B, a private equity firm, by a mutual business partner, after which Party B signed a non-disclosure agreement with the Company on January 11, 2016. At a meeting between certain members of the senior management of the Company and Party B on January 12, 2016 and on a follow-up telephone conference call between such parties on January 24, 2016, the Company provided non-public information to Party B regarding the Company's business.

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On February 18, 2016, at the request of the Board of Directors, Barclays provided the Board of Directors with an overview of the Company’s potential strategic alternatives moving forward to maximize shareholder value. As part of its presentation, Barclays reviewed (i) the current global macro-economic environment, trends in the medical technology industry in the global M&A market and valuation considerations, and (ii) potential strategic and financial buyers for the Company.

On April 11, 2016, certain members of the senior management of the Company and representatives of Party B held an additional meeting.  The parties signed an additional, more comprehensive, non-disclosure agreement on April 25, 2016, after which, through June 2016, the Company provided Party B with certain detailed, non-public financial and business information regarding the Company. Certain members of the senior management of the Company held additional meetings with Party B on May 9, 2016 and June 1, 2016, at which the parties discussed the potential acquisition of the Company by Party B, as well as additional ways that the parties could collaborate. Party B did not provide any non-binding indications of price and in early July 2016, Party B indicated that it would not make an offer to acquire the Company. Instead, on July 10, 2016, Party B provided the Company with a proposal regarding a joint venture in China. Such proposal was revised on August 16, 2016 and again on August 30, 2016, in each case as a result of discussions between the Company and Party B.  The Company informed Party B on October 18, 2016 that the proposed joint venture structure and offer were not in line with its business interests.

At the direction of certain members of the senior management of the Company, Barclays contacted Party C, a private equity firm, and certain members of the senior management of the Company met with Party C on July 19, 2016 regarding a potential transaction with the Company through either a third-party partially funded acquisition of Ordinary Shares or a going-private transaction.  Following Party C’s execution of a non-disclosure agreement with the Company on August 11, 2016, the Company provided Party C with certain non-public financial and business information.  Certain members of the senior management of the Company held another meeting with Party C on August 31, 2016, at which the Company provided further non-public information about its business, financials and other financial information.

At the direction of certain members of the senior management of the Company, representatives of Barclays also contacted Party D, a private equity firm, and certain members of the senior management of the Company met with representatives of Party D on July 20, 2016 regarding a potential transaction with the Company through either a third-party partially funded acquisition of Ordinary Shares or going-private transaction.  Following Party D’s execution of a non-disclosure agreement with the Company on July 24, 2016, the Company provided Party D with certain non-public information regarding the Company’s business.  Certain members of the senior management of the Company held another meeting with Party D on August 30, 2016, at which the Company addressed questions raised by Party D and provided further details on its business and financial information and a potential integration by Party D.  During the following weeks, Party D conducted additional due diligence on the Company.

Beginning in August 2016, certain members of management of the Company updated the Board of Directors from time to time regarding its interactions with the various parties described herein.

During August 2016, Party E, a strategic party, approached the Company, and the parties held a meeting on August 26, 2016, at which Party E expressed an interest in exploring strategic opportunities with the Company, including a possible acquisition of the Company.  Party E signed a non-disclosure agreement with the Company on September 1, 2016.  On September 19, 2016, the Company met again with Party E and further discussed a possible acquisition of the Company by Party E.  During September and October 2016, the Company provided confidential financial and business information to Party E. The parties continued discussions regarding a potential transaction until January 2, 2017, when the Company terminated discussions with Party E without receiving a formal offer.

On September 8, 2016, certain members of the senior management of the Company met again with representatives of Party D and, later in the same month, had an additional telephone call with representatives of Party D and provided further information and addressed questions raised by representatives of Party D. On October 10, 2016, Party D informed the Company that it would not move forward on a transaction with the Company at that time.

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For a number of years, the Company had been in contact with Party F, a private equity firm, in connection with a possible investment by Party F in the Company to finance potential acquisitions by the Company.  In June 2016, Party F contacted Dr. Eckhouse and expressed its interest in a potential investment in or acquisition of the Company and, on June 17, 2016, the parties entered into a non-disclosure agreement.

Dr. Eckhouse, together with Dominick Arena, a Company director, and Gene Kleinhendler from Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co., the Company’s outside legal counsel (which we refer to as GKH), met with Party F at GKH’s offices in Tel Aviv on September 6, 2016. At the meeting, Dr. Eckhouse provided an oral overview on the Company and its prospects, including certain non-public information.  The parties also discussed a possible acquisition of the Company by Party F.  On September 7, 2016, Dr. Eckhouse and certain members of the senior management of the Company held a meeting at the Company’s offices with Party F.  Certain members of the senior management of the Company made a presentation about the Company and a potential acquisition and integration implications, and the parties discussed the structure of such potential transaction. In addition, Party F suggested a price in the range of $9.75 to $10.25 per Ordinary Share and described the process by which Party F had formulated such offer and the discussions it had with its investment committee. Dr. Eckhouse asked Party F to go back to its investment committee to increase the suggested price.

On September 14, 2016, Party C informed the Company that it was not interested in continuing discussions with the Company regarding a potential transaction.

During September and October 2016, the Company had several telephone calls with Party F to further discuss a potential transaction and provided Party F with additional non-public financial and business information regarding the Company. Dr. Eckhouse, after conferring with counsel, resolved to end the discussions with Party F when it became known to the Company that it would be difficult for Party F to offer more than $9.75 to $10.25 per Ordinary Share.

Following the termination of discussions with Party F, Mr. Arena suggested to Dr. Eckhouse that Mr. Arena contact Apax, another private equity fund, to gauge its interest in a possible transaction.  Mr. Arena had previously worked with Apax and knew Steven Dyson, a partner and co-head of healthcare at Apax.

On November 4, 2016, Mr. Arena contacted Mr. Dyson to discuss the possibility of Apax acquiring the Company, and they agreed to arrange a meeting for the parties to discuss a possible transaction.

On November 6, 2016, the Company was approached by Party G and Party H, both private equity firms that were considering a joint acquisition of the Company.  On November 11, 2016, certain members of senior management of the Company met with Party G and Party H to better understand the nature of their interest and to provide them with an introduction to the Company. On November 14, 2016, Parties G and H each signed non-disclosure agreements with the Company. Over the next few weeks, the Company provided Parties G and H with certain non-public information related to the Company’s business and financials. On December 26, 2016, certain members of the senior management of the Company met with Party H to further discuss the information that had been provided to them.

On December 11, 2016, the Company met in Israel with Party I, a strategic party and business partner of the Company, regarding a potential acquisition by Party I of the Company.  At the meeting, the parties discussed the companies’ existing commercial relationship and the opportunity for Party I to acquire and integrate the Company.  On December 28, 2016, the Company received an informal indication of interest from Party I regarding an acquisition of the Company without specifying price.  Party I indicated that it would need certain non-public information regarding the Company in order to express a view on price.

Over the course of 2016, the Company met with four additional potential strategic and financial investors that signed non-disclosure agreements, and the Company provided them with certain non-public information regarding the Company.  None of these parties showed substantial interest in a transaction with the Company or provided a formal offer to the Company.

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On December 8, 2016, Dr. Eckhouse, Mr. Arena and Mr. Kleinhendler met with Mr. Dyson and Zehavit Cohen, a partner of Apax Partners Israel Ltd. (an affiliate of Apax), at the offices of GKH. At the meeting, Dr. Eckhouse gave an overview of the Company and its prospects. Mr. Dyson provided the Company with a description of Apax, its general history and track record and its healthcare experience, including recent transactions. At the meeting, the parties discussed solely public information.  Based on its preliminary due diligence on publicly available information, Apax presented an indicative offer to acquire all of the Ordinary Shares of the Company for $10.25 to $10.75 per Ordinary Share in cash.  Dr. Eckhouse expressed the Company’s desire that Apax increase its price.

On December 20, 2016, based on publicly available information, Apax delivered a non-binding written proposal to Dr. Eckhouse outlining the preliminary terms and conditions of a transaction, which provided, among other things, for:

•
the acquisition of all of the Company’s Ordinary Shares (on a fully diluted basis) for a price of $10.75 to $11.00 per Ordinary Share in cash, representing a 27% to 30% premium to the Company’s closing price on December 16, 2016 and a 40% to 43% premium to the Company’s 90-day volume-weighted average closing price; and

•
a proposed exclusivity period following receipt of the proposal, during which Apax would be permitted to conduct and complete due diligence within four to six weeks of being given full access to the management of the Company and Company data and with a merger agreement to be negotiated and signed in parallel.

During the following days, Dr. Eckhouse updated the Board of Directors on the offer received from Apax.

On December 21, 2016, Dr. Eckhouse contacted Barclays to discuss the initial Apax proposal.

On December 26, 2016, Dr. Eckhouse spoke with Mr. Dyson regarding the valuation approach underlying the non-binding proposal from Apax and requested certain clarifications as to the valuation approach.

On December 27, 2016, Apax sent the Company a supplemental letter further outlining the basis of its proposal, stating, among other things, that its proposal was predominantly based on its assessment of the future performance of the Company’s business under presumed Apax ownership.  Apax stated that it considered the trading and transaction comparables, the Company’s historical trading prices and the premium implied by its proposal.  In addition, Apax stated that it (i) conducted both primary and secondary market research, (ii) interviewed industry experts, key opinion leaders and typical customers, and (iii) reviewed publicly available information on the Company and its competitors to build its assumptions regarding the future financial performance of the Company.

On December 28, 2016, the Board of Directors held a telephonic meeting to discuss the Apax proposal, which GKH attended. GKH reviewed with the Board of Directors its fiduciary duties under Israeli law in connection with a potential sale of the Company and related Israeli law matters. At the meeting, Dr. Eckhouse provided background regarding the potential transaction with Apax and provided information regarding Barclays as the Company’s potential financial advisor in connection with a potential sale of the Company. At the meeting, Dr. Eckhouse stated his view that, based on his discussions with Mr. Dyson and Apax’s reputation and history as a credible acquirer of global healthcare businesses, the Apax proposal was a serious offer that could potentially maximize value for shareholders. Dr. Eckhouse informed the Board of Directors that, in parallel with discussions with Apax, the Company also was conducting ongoing discussions with additional potential investors and acquirers, including with some of the parties previously described herein, regarding a potential acquisition of the Company. The Board of Directors discussed the Apax proposal and the challenges facing the Company in the market, including its relative industry valuation. The Board of Directors resolved in the meeting that Dr. Eckhouse would schedule another call with Barclays to review the Apax proposal and consider any other strategic alternatives available to the Company.

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On January 4, 2017, the Board of Directors met at the offices of the Company with Barclays participating telephonically.  Dr. Eckhouse provided additional information with respect to Apax and an update on the potential transaction, including Apax’s requested due diligence timing and exclusivity period, as well as the potential for a “go shop” period that would enable the Company to more broadly market itself for sale after execution of a definitive agreement with Apax. The Board of Directors discussed issues relating to the valuation of the Company, comparable public company valuations and valuations in precedent transactions in the industry.  The Board of Directors and Barclays also discussed other alternatives available to the Company, including an analysis of other potential acquirers of the Company. This was followed by a discussion of tactical options available to the Company and what a bidding process could entail.  The Board of Directors also received an update on the status of relevant Company contacts in 2016 and 2017 with private equity firms and strategic parties regarding potential transactions, including with the parties described herein and with other parties who had discussions with the Company but did not materialize into meaningful relationships.  The Board of Directors discussed whether to grant Apax exclusivity or run an auction process and concluded that based on (i) the distraction to management of the Company and diversion of resources from operating the Company that a lengthy broad sales process (which may not be ultimately successful) may cause, (ii) concerns that Apax may withdraw its offer if the Company were to run an auction process, and (iii) its belief that, based on prior discussions with other multiple parties, the valuation proposed by Apax was attractive.  After further consideration, the Board of Directors determined that if they could successfully negotiate a transaction at or above the upper end of Apax’s value range and there was a subsequent “go shop” period, the Board of Directors would consider pursuing the transaction with Apax and agree to an exclusivity period.

In addition, the Board of Directors resolved to prepare a virtual data room containing due diligence materials regarding the Company (which we refer to as the VDR), and requested that Barclays contact Apax to discuss the terms of an exclusivity period and emphasize the importance of a “go shop” process. Barclays subsequently contacted Apax to discuss the foregoing on January 16, 2017.

Also on January 4, 2017, at the request of the Board of Directors, Barclays provided disclosure to the Company indicating certain of its investment banking relationships with the Company and Apax. The Board of Directors discussed such disclosure and relationships and concluded that there were no material conflicts that should prevent Barclays from continuing to advise the Company.

On January 12, 2017 and January 19, 2017, the Company met with Party I to discuss a potential acquisition of the Company by Party I.  On January 26, 2017, Party I sent a formal information request to the Company.

On January 13, 2017, the Company and Apax entered into a non-disclosure agreement.

Following meetings between the Company and Party D in early January 2017, Barclays, at the direction of certain members of senior management of the Company, provided a non-public financial information of the Company to Party D on January 15, 2017.  Certain members of senior management of the Company participated in general discussions regarding a potential transaction with Party D but did not receive any indication of price or a formal offer from Party D.

On January 17, 2017, certain members of senior management of the Company met with Party H to discuss a potential transaction.

On January 24, 2017 and January 25, 2017, Party H met with certain members of senior management of the Company in Israel to receive a full overview of the Company’s business, management and financials.  At the meeting, Party H discussed a potential acquisition of the Company.

On January 24, 2017, the Company formally engaged Barclays as its financial advisor with respect to pursuing strategic alternatives for the Company.

On January 29, 2017, the Company and Apax entered into an exclusivity agreement (which we refer to as the Exclusivity Agreement) for a 30-day period, with the term to run from February 6, 2017 to March 8, 2017.  The Exclusivity Agreement contained a provision that enabled the Company to continue to engage in any existing activities, discussions or negotiations with any party that had commenced prior to the date of the Exclusivity Agreement with respect to any offer or proposal to acquire the Company.  The Exclusivity Agreement also enabled the Company to consider any other proposal to acquire the Company made during the exclusivity period if the Board of Directors determined that consideration of such proposal was required in order for the Board of Directors, based on the advice of outside counsel, to satisfy its fiduciary obligations under Israeli law.

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On February 6, 2017 and February 7, 2017, meetings were held in Israel with certain members of management of the Company, Barclays, Apax, GKH and other Apax advisors.  Certain members of management of the Company made presentations regarding the Company, and Apax and its counsel, which was only present at the February 6, 2017 meeting, had the opportunity to ask questions.  The parties also discussed a detailed 30-day due diligence plan, including site visits by Apax to Company facilities.

On February 7, 2017, Apax and its advisors were granted access to the VDR.

From February 8, 2017 through April 2, 2017, the Company, with the assistance of Barclays and GKH, collected and responded to Apax and its advisors’ due diligence requests, and posted Company documentation in the VDR or shared Company documentation with Apax and its advisors via email.  During this time period, representatives of Apax and its advisors conducted extensive financial, commercial, clinical and legal due diligence on the Company. The due diligence review included teleconferences between Apax’s advisors and certain members of management of the Company and its advisors. In addition, the Company and its advisors provided written responses to diligence inquiries from Apax and its advisors.

On February 9, 2017, the Company and Party I entered into a non-disclosure agreement as permitted under the Exclusivity Agreement with Apax.  On February 13, 2017, Party I was provided with answers to previously submitted questions regarding the business of the Company, as well as a non-public financial information for the Company.

On February 13, 2017, various media reported that Apax and the Company were in negotiations regarding a potential acquisition of the Company by Apax. The Company’s stock increased as much as 6.5% from the closing price on February 10, 2017 (the previous trading day) during intra-day trading on February 13, 2017 after the news, and closed at $9.65, up 3.8% from the closing price on February 10, 2017 on significantly elevated trading volume.  The Company determined, based on (i) the limited amount of due diligence completed by Apax and its advisors as of such date, (ii) the uncertainty associated with such proposal and (iii) a general policy not to comment on rumors about the Company, not to make a public announcement regarding the media reports. Apax also did not make a public announcement regarding the media reports.

From February 16, 2017 to February 17, 2017, certain members of management of the Company and representatives of Barclays, Apax, and Apax’s advisors participated in additional diligence meetings in New York as well as a site visit to Candela Corporation’s Wayland, Massachusetts facility. From February 20, 2017 to February 21, 2017, the certain members of management of the Company met with representatives of Apax at the Company’s headquarters in Israel to conduct further diligence meetings.

On February 21, 2017, the Board of Directors had a conference call with GKH and Barclays. Barclays updated the Board of Directors regarding Apax’s proposal in light of the then-recent announcement on February 13, 2017 by Allergan plc of its all-cash acquisition of ZELTIQ Aesthetics, Inc., a competitor of the Company, and the then-recent announcement on February 14, 2017 by Hologic, Inc. of its all-cash acquisition of Cynosure, Inc., another competitor of the Company, and presented a valuation analysis of the Company. The Board of Directors discussed the similarities and differences between those transactions and the proposed transaction with Apax. In addition, Barclays informed the Board of Directors regarding the timing of receipt of draft transaction documentation. The Board of Directors discussed the steps to be taken as part of a “go shop” process and agreed, in consultation with Barclays, Morrison & Foerster LLP, U.S. legal counsel for the Company (which we refer to as M&F) and GKH, to entertain any other offers the Company may receive in light of recent market transactions. The Board of Directors further discussed the price per Ordinary Share that it would require in order to agree to a transaction and the potential steps for improving Apax’s proposal.

On February 22, 2017, the Company provided answers to additional due diligence questions from Party I, after which Party I ceased communicating with the Company. Party I did not provide any indication of price to the Company and never submitted a formal offer.

On March 2, 2017, Apax sent an updated non-binding letter to the Company, which included a price of $10.75 per Ordinary Share in cash and listed certain open due diligence matters. In addition, Apax sent the Company a first draft of the Merger Agreement, which did not provide for a “go shop” period.

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On March 2, 2017, the senior management of the Company met with representatives of Party H.  At the meeting, the senior management of the Company provided further non-public information to members of Party H’s investment committee.  Soon thereafter, Party H informed the Company that it would not pursue an opportunity to acquire the Company.

On March 6, 2017, the Board of Directors held a teleconference meeting with representatives of Barclays and discussed the latest price of $10.75 per Ordinary Share offered by Apax.  The Board of Directors determined to seek a higher price from Apax.  Following discussion by the Board of Directors regarding issues raised in the draft Merger Agreement, the Board of Directors requested that Barclays relay to Apax the Board of Directors’ feedback on a number of issues in the draft Merger Agreement, including that the proposed breakup fee of 4.25% of the total equity value of the transaction was too high and that the Merger Agreement would need to include a customary “go shop” period.

On March 7, 2017, representatives of Barclays relayed to representatives of Apax the Board of Directors’ position on the various issues in the draft Merger Agreement and that the Board of Directors would seek a value in excess of $10.75 per Ordinary Share (the upper end of the range Apax had provided in its initial proposal).

On March 8, 2017, Apax provided the Company with a “best and final” non-binding proposal to acquire the Company for $11.00 per Ordinary Share in cash, along with a draft equity commitment letter and draft Voting Agreement. The revised proposal also included a 30-day “go shop” period, which was not included in earlier versions of its proposals, and a reduced termination fee of 3.5% of the total equity value of the transaction. Apax also requested a seven-day extension of the exclusivity period.

On March 10, 2017, the Board of Directors held a teleconference meeting, with representatives of Barclays and GKH present.  Representatives of Barclays informed the Board of Directors regarding the updated proposal received from Apax and described its key terms. Barclays reviewed the “go shop” process and a list of potential buyers that could be contacted as part of such a process. The Board of Directors agreed, to the extent required, to extend the non-solicitation period to March 16, 2017, requested that any “go shop” period be extended to take into account holidays in Israel and also requested that the reverse termination fee (equal to 4.25% of the total equity value of the transaction) construct be removed and that certain revisions be made to bifurcate the termination fee proposed in the draft Merger Agreement.  Specifically, the Board of Directors noted that the termination fee should be bifurcated such that the termination fee would be 1.5% of the total equity value of the transaction during the “go shop” period and 3.5% thereafter.

At the meeting on March 10, 2017, the Board of Directors also discussed the price per Ordinary Share considering the “undisturbed” price analysis prior to reported speculation on the transaction, Apax’s potential willingness to agree to a price greater than $11.00 per Ordinary Share, the challenges of increasing sales in North America, the current market price of the Company’s Ordinary Shares and the importance of a “go shop” process.  Representatives of GKH also presented legal considerations for the Board of Directors, including business judgment and fiduciary duty issues.  The Board of Directors requested more time to consider the terms of Apax’s updated proposal.

Also on March 10, 2017 after discussions with, and at the direction of, the Board of Directors, representatives of Barclays had a teleconference with representatives of Apax during which they relayed to representatives of Apax that the Board of Directors would need additional time to evaluate Apax’s proposed purchase price and the Board of Director’s position on the reverse termination fee, termination fee and “go shop” period.

On March 12, 2017, the Board of Directors held a telephonic meeting during which the Board of Directors decided to continue negotiations with Apax based on the $11.00 per Ordinary Share offer. The Board of Directors reviewed the business potential of the Company, the various inquiries the Company received in the past from potential acquirers, the lack of inquiries after the acquisition of two of the Company’s competitors, public speculation of a transaction involving the Company and the market price. In addition, the Board of Directors considered the financial analysis presented by representatives of Barclays and the agreement by Dr. Eckhouse to sign a voting agreement to vote in favor of the transaction.  Following its discussion, the Board of Directors resolved to advise senior management of the Company to continue negotiating with Apax based on the $11.00 per Ordinary Share price.  Dr. Eckhouse raised the need for the Compensation Committee to consider deal-related compensation for the management of the Company and other employees. On March 13, 2017, certain members of senior management of the Company indicated to Apax an agreement on Apax’s proposed purchase price of $11.00 per Ordinary Share.

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From March 8, 2017 through April 2, 2017, the parties exchanged drafts of the Merger Agreement, Voting Agreement, equity commitment letter and related documents and the Company continued to respond to due diligence requests from Apax and its advisors.

On March 15, 2017, the Compensation Committee met to consider the recommendation of senior management of the Company for deal-related compensation to members of senior management of the Company and other employees. After discussion, the Compensation Committee reduced the scope of the proposed cash compensation to those members of senior management of the Company and employees involved in the due diligence and negotiation process with the buyers and resolved to focus the deal related compensation for members of senior management of the Company and employees generally through full acceleration of options. From March 15, 2017 until March 17, 2017, the Board of Directors discussed such deal-related compensation.

On March 21, 2017, GKH, M&F, and Simpson Thacher & Bartlett LLP (which we refer to as STB) and Meitar Liquornik Geva Leshem Tal (which we refer to as Meitar), legal counsel to Apax, had a teleconference call to discuss open issues on the drafts of the Merger Agreement, Voting Agreement and equity commitment letter.  The discussions regarding the Merger Agreement included: (i) the timing for filing the Proxy Statement with the SEC and convening of the Meeting, both in relation to the timing of the “ go shop” process; (ii) the number of matching rights afforded to Parent with respect to a Superior Proposals; (iii) the terms and conditions of terminating the Merger Agreement, including the triggers for termination and fiduciary outs for the Board of Directors, and (iv) the amounts of terminations fees to be paid to Parent under certain circumstances. During these negotiations, the Board of Directors and certain members of senior management of the Company were regularly updated and consulted on the remaining issues.

On March 22, 2017, the Board of Directors convened at the request of a director to allow the Board of Directors to consider the then-recent increase in the Company’s Ordinary Share price, which had increased from a closing price per share of $10.05 on March 10, 2017 to $10.70 on March 22, 2017.  The Board of Directors discussed whether, in light of such increase in the Company’s Ordinary Share price, the Company should seek a higher price per Ordinary Share from Apax. The Board of Directors resolved to continue negotiations based on the $11.00 price per Ordinary Share.  At this meeting, the Board of Directors approved deal-related compensation for the members of senior management of the Company and other employees.

From March 22, 2017 through April 2, 2017, Apax finalized its due diligence of the Company, and the Company answered additional questions from Apax and its advisors.  Until the execution of the Merger Agreement, GKH, M&F, STB and Meitar continued negotiating the Merger Agreement and the Company's disclosure schedule to the Merger Agreement. The discussions regarding the Merger Agreement and Company's disclosure schedule to the Merger Agreement included a teleconference on March 28, 2017 between GKH, M&F, STB and Meitar. As part of the negotiations regarding the Merger Agreement, Parent agreed to (i) set the number of opportunities afforded to Parent to provide matching offers as a result of receiving a Superior Proposal from an unlimited number to three, (ii) not require the Company to publicly recommend against an alternative acquisition proposal by a third party or publicly reaffirm the Merger during the "go shop" period, and (iii) set the "End Date" from eight months to 150 days after execution of the Merger Agreement (subject to extensions as agreed to among the parties or due to an adjournment or postponement of the Meeting).

On March 23, 2017, the Company and Apax amended their non-disclosure agreement to permit Apax to share confidential information with potential debt financing sources.

On March 23, 2017, the Company filed its annual report for the fiscal year 2016 on Form 20-F with the SEC, which included the financial statements for fiscal year 2016.

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From March 28, 2017 to March 31, 2017, GKH, M&F, STB and Meitar, Apax and the Company had several teleconference calls to discuss open issues on the drafts of the Merger Agreement, equity commitment letter and disclosure schedules to discuss issues that remained outstanding, which included, among others, (i) the timing for filing the Proxy Statement with the SEC and convening of the Meeting, both in relation to the timing of the “go shop” process; (ii) the terms and conditions of the “go shop” process, such as the number of matching rights afforded to Parent with respect to a Superior Proposals; (iii) deal certainty, including closing conditions for the Merger and the definition of “Material Adverse Effect”; (iv) the interim operating covenants of the Company; (v) the terms and conditions of terminating the Merger Agreement, such as the triggers for termination, including fiduciary outs for the Board of Directors, and (vi) the amounts of terminations fees to be paid to Parent under certain circumstances. On March 31, 2017, the parties’ lawyers exchanged revised drafts of the Merger Agreement resolving the issues discussed over the previous few days.

On April 1, 2017, the Board of Directors met telephonically with representatives of Barclays, M&F and GKH, as well as certain members of senior management of the Company to consider the final terms of the proposed Merger with Parent and Merger Sub and to approve the Merger Agreement.

Representatives of Barclays reviewed with the Board of Directors the financial analyses of the $11.00 per Ordinary Share merger consideration that they had performed in connection with the preparation of its fairness opinion.  In addition, representatives of Barclays discussed with the Board of Directors the possibility that another party would be interested in a transaction at this time at a value in excess of the proposed price offered by Apax, as well as the “go shop” period under the Merger Agreement, pursuant to certain terms, would enable the Company to approach additional parties for a period of 37 days following execution of the Merger Agreement.

Representatives of GKH and M&F discussed the key terms of the draft Merger Agreement, including closing conditions, termination and termination fee provisions, and noted the fact that pursuant to certain terms, the Merger Agreement allows the Board of Directors to change its recommendation if an unsolicited Superior Proposal emerges after the execution of the Merger Agreement (subject to certain match rights of Apax) and that the Company would be able to conduct a “go shop” process under the Merger Agreement.  Representatives of GKH further reviewed with the Board of Directors its fiduciary duties under Israeli law in connection with a potential sale of the Company and related Israeli law matters.

Following additional updates by the Company's advisors on the terms of the Merger Agreement and related matters, Barclays rendered to the Board of Directors an oral opinion (subsequently confirmed by delivery of a written opinion dated April 2, 2017) to the effect that, as of the date of such opinion and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, from a financial point of view, the Merger Consideration to be offered to the holders of Ordinary Shares (other than the Cancelled Shares) in the Merger is fair to such holders.

Following an extensive and thorough discussion of the factors relevant to the transaction during the course of the Board of Directors meeting on April 1, 2017, the Board of Directors unanimously (i) determined that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interests of, the Company and its shareholders and that, considering the financial position of the Company and Merger Sub, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors existing as of immediately prior to the effective time of the Merger, (ii) approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, (iii) directed that the matter be submitted to a vote at a special general meeting of the Company’s shareholders and (iv) resolved to recommend to the Company’s shareholders that they adopt and approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, and all related matters to be brought before the shareholders at such special general meeting.

From April 1, 2017 to April 2, 2017, the Company, M&F, GKH, STB, Meitar and Apax continued to work on and finalize the Merger Agreement, Voting Agreement, equity commitment letter and other related documentation.

On April 2, 2017, the Company, Parent and Merger Sub executed the definitive Merger Agreement, a copy of which is attached as Appendix A to this Proxy Statement.

On April 3, 2017, prior to the commencement of the trading of the Company’s Ordinary Shares on the NASDAQ Global Select Market, the Company and Apax issued a joint press release announcing the proposed transaction.

On April 3, 2017 and continuing through May 9, 2017, the Company conducted its "go shop" process in accordance with the terms of the Merger Agreement, at the direction of the Board of Directors and with the assistance of Barclays. During that process, representatives of the Company and Barclays, at the direction of the Board of Directors, undertook a broad solicitation effort, contacting 59 parties (19 strategic parties and 40 financial sponsors), to solicit alternative acquisition proposals or offers to acquire the Company. The parties were selected based on, among other criteria, their perceived interest in the Company's business and ability to execute an alternative transaction to the Merger. The 19 strategic parties contacted included one party who approached the Company unsolicited and expressed an interest in a strategic transaction with the Company. Of the 59 parties contacted, two entered into non-disclosure agreements with the Company, after which they were given access to certain non-public information regarding the Company. The party that approached the Company did not sign a non-disclosure agreement and was not given access to any non-public information regarding the Company. None of the parties that the Company was in contact with during this "go shop" period submitted an alternative acquisition proposal, and no other party made an unsolicited alternative acquisition proposal. As a result, no third party qualified as an "Excluded Party" under the Merger Agreement.

On May 10, 2017, the Company issued a press release announcing the results of the "go shop" process.

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Reasons for Approving the Merger

In evaluating the Merger Agreement and the Merger, the Board of Directors, from time to time, consulted with members of management of the Company and the Company’s legal and financial professional advisors and considered various information and factors in connection with the Merger, including those material factors described below.  Among the information and material factors considered by the Board of Directors were the following (which are not listed in any relative order of importance):

Financial Condition; Prospects of the Company

•
The Company’s current and historical financial condition, results of operations, business strategy and competitive position, as well as the Company’s future prospects and objectives as a stand-alone public company and the risks involved in achieving those prospects and objectives under current industry, regulatory and market conditions, and the potential impact of those factors on the trading price of the Ordinary Shares (which is not feasible to quantify numerically).

•
The prospective risks to the Company as a stand-alone public company, including the risks and uncertainties with respect to (i) achieving its growth in light of the current and foreseeable market conditions, including the risks and uncertainties in the U.S. and global economy generally and the medical device and energy-based medical industries specifically, (ii) the current and prospective competitive climate in both the medical device and energy-based medical industries, which the Company expects to increase in the future, (iii) the likelihood of consolidation in such industries (as evidenced by the recent consolidation among the Company’s competitors in the aesthetic market, such as Cynosure Inc.’s acquisitions of Palomar Medical Technologies, Inc. in June 2013 and Ellman International in September 2014, Valeant Pharmaceuticals International, Inc.’s acquisition of Solta Medical, Inc. in January 2014, Merz Pharma Group’s acquisition of Ulthera, Inc. in July 2014, Boston Scientific’s acquisition of the urology portfolio of American Medical Systems in August 2015, XIO Group’s acquisition of Lumenis Ltd. in October 2015, Hologic, Inc.’s acquisition of Cynosure, Inc. in March 2017 and Allergan plc’s acquisition of ZELTIQ Aesthetics, Inc. in April 2017), which may require the Company to compete against larger competitors with substantially greater resources than the Company’s, (iv) the potential of new market entrants that may attempt to acquire laser or other energy-based medical technology, and the likelihood that the Company will compete with additional, new companies in the future, and (v) other “Risk Factors” as set forth in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016.

•
The inherent uncertainty of achieving the Company management’s projections, and that as a result, the Company’s actual financial results in future periods could differ materially from the Company management’s forecasted results. In reaching this view, the Board of Directors took into account the risks and operational challenges associated with the continued execution of the Company’s strategic plan in North America.

•
The current state of the economy and uncertainty surrounding forecasted economic conditions both in the near term and the long term, generally, and within our industry in particular, which could reduce net revenue generated by our clients.

•
The costs to the Company of operating as a stand-alone public company, including the costs and efforts associated with public reporting and other compliance obligations, national exchange regulations and fees, insurance, and regulatory matters, and the limitations on the Company’s ability to pursue its strategic plan and take necessary competitive actions while remaining a public company.

Strategic Alternatives

•
The trends and competitive developments in the industries in which the Company operates and the range of strategic alternatives available to the Company.  These strategic alternatives include either remaining as a stand-alone public company or, based on prior periodic discussions with other potential strategic and financial parties, being acquired by or pursuing a business combination with such parties.

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•
Based on the results of such discussions with other potential strategic and financial parties prior to executing the Merger Agreement, the Board of Directors believed it was well-informed about the opportunities for acquisition and business combination transactions and how potential acquirers and strategic partners would likely value the Company’s business in the context of an acquisition or business combination.  The Board of Directors took this knowledge and experience into account in considering strategic alternatives available to the Company and in negotiating the “go shop” period in the Merger Agreement.

•
The Board of Directors, with assistance of the Company management and financial and legal advisors, determined that the Merger was more favorable to its shareholders than other potential strategic or other alternatives reasonably available to the Company at that time, taking into account the risks and uncertainties associated with those alternatives and the Company’s ability to actively solicit alternative acquisition proposals during the “go shop” period, which is intended to help ensure that the Company’s shareholders receive the highest price per share reasonably available. See “—‘Go Shop’ Period and Fiduciary Out” below.

Financial Terms; Fairness Opinion; Certainty of Value

•	Historical market prices, volatility and trading information with respect to Ordinary Shares, including that the Merger Consideration of $11.00 per share in cash:

o	Was represented as Apax’s “best and final offer” and was the result of extensive negotiations with Apax, including an increase from the $10.75 price per share previously offered by Apax;

o
Represented a premium of 15% over the volume-weighted average closing price of Ordinary Shares on the NASDAQ Global Select Market during the 90 days ended March 31, 2017 (the last trading day before the adoption and approval of the Merger Agreement by the Board of Directors); and

o
Represented a premium of 33% over the volume-weighted average closing price of Ordinary Shares on the NASDAQ Global Select Market during the 90 days ended February 10, 2017 (the last trading day prior to media speculation of a transaction with Apax).

•	Notwithstanding numerous discussions with other potential strategic and financial parties prior to executing the Merger Agreement, no third party made a formal offer for the Company.

•
The oral opinion of Barclays rendered on April 1, 2017 (subsequently confirmed by delivery of a written opinion dated April 2, 2017) to the Board of Directors to the effect that, as of the date of such opinion and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, from a financial point of view, the Merger Consideration to be offered to the holders of Ordinary Shares (other than the Cancelled Shares) in the Merger is fair to such holders, as more fully described in the section of this Proxy Statement entitled "The Merger—Opinion of Financial Advisor" beginning on page 36.

•
The form of consideration to be paid in the transaction is cash, which provides certainty of value and immediate liquidity to the Company’s shareholders, especially when viewed against the risks and uncertainties inherent in the Company’s business, as described above.

•
The Board of Directors’ belief that the present Merger Consideration together with the “go shop” process described below under “—‘Go Shop’ Period and Fiduciary Out” would likely result in a sale of the Company at the highest per share value reasonably obtainable for the Company’s shareholders.

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“Go Shop” Period and Fiduciary Out

•
Subject to compliance with the Merger Agreement, the Board of Directors is permitted until May 9, 2017, to actively initiate and solicit alternative acquisition proposals and to participate in discussions or negotiations with, or pursuant to an acceptable confidentiality agreement, provide non-public information to, any person, which process is intended to enable the Company to continue to evaluate potential alternatives to the proposed acquisition by Apax, in order to obtain maximum shareholder value.

•
The fact that Parent only has the right on three occasions to negotiate with the Company to match the terms of any Superior Proposal or any subsequent modifications to such proposal, and the Board of Directors' belief that the limitation of such matching right removes a potential deterrent to a third party's willingness to make a Company Acquisition Proposal (as such term is defined under the section of this Proxy Statement entitled "The Merger Agreement; Other Agreements—The Merger Agreement—No Solicitation" beginning on page 61).

•
The Company’s right, until its shareholders’ adoption and approval of the Merger Agreement, to continue discussions, subject to certain conditions, after May 9, 2017, only with a party who had made a bona fide Company Acquisition Proposal during the “go shop” period and if the Board of Directors has determined in good faith (after consultation with the Company’s outside legal and financial advisors) that such proposal constitutes or is reasonably expected to lead to a Superior Proposal;

•
If the Board of Directors determines in good faith, after consultation with the Company’s outside legal counsel and  financial advisor, that a Company Acquisition Proposal constitutes a Superior Proposal, and assuming it has not violated any provisions of the Merger Agreement related to solicitation of the Company Acquisition Proposal (and after giving Parent three matching rights to revise the terms of the Merger Agreement in response to the Company Acquisition Proposal so that accepting it would not be inconsistent with the directors’ fiduciary duties), the Board of Directors may change its current recommendation in favor of the Merger Proposal, terminate the Merger Agreement and pay Parent a termination fee of either $5.96 million or $13.91 million under certain circumstances as provided in the Merger Agreement.

•
The Board of Directors, based in part on advice from its financial and legal advisors, believes that the termination fee payable under certain circumstances as provided in the Merger Agreement is reasonable, customary and would not deter any interested third party from making, or inhibit the Board of Directors from approving, a Company Acquisition Proposal that would constitute a Superior Proposal if such proposal were available and made in accordance with the terms and conditions of the Merger Agreement.

•
The Company’s right, until its shareholders’ adoption and approval of the Merger Proposal and the adoption of the Merger Agreement, to make a change by the Board of Directors in its recommendation in favor of the Merger Proposal if there is an event, development or change in circumstances that is material to the Company and its subsidiaries, taken as a whole, that does not relate to any Company Acquisition Proposal and was not known or reasonably foreseeable as of the date of the Merger Agreement, and the Board of Directors determines in good faith (after consultation with the Company’s outside legal and financial advisors) that failure to make such a recommendation change as a result of such event, development or change in circumstances would be inconsistent with the directors’ fiduciary duties under applicable law.

Likelihood of Consummation

•
The Merger Agreement has terms that were the product of extensive arm’s-length negotiations and such terms are, in the Board of Directors’ view, advisable and the transactions contemplated thereby fair to the Company and its holders of Ordinary Shares.

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•
The structure of the transaction as a statutory merger under the Companies Law, which enables the Company’s shareholders to receive the Merger Consideration in a relatively short time frame (and reduces the pendency and hence the uncertainty of the transaction).

•	The timing of the Merger and the Board of Directors’ consideration that Apax communicated that it had provided its “best and final offer.”

•	There are no third party consents that are conditions to the transaction.

•
There are no debt financing conditions, and the equity commitment letter received from the Investors in connection with the Merger reduces the possibility that Apax will be unable to pay the Merger Consideration.

•
The Company’s ability, under certain circumstances, to seek specific performance of Apax’s obligation to cause the Investors to fund the full amount of the Merger Consideration and Award Consideration pursuant to the terms of the equity commitment letter.

•
Dr. Eckhouse, solely in his capacity as a shareholder, has entered into a voting agreement with Parent, a copy of which is attached as Appendix B to this Proxy Statement, pursuant to which he has agreed to vote his 2,689,911 outstanding Ordinary Shares (or approximately 7.63% of the outstanding voting power of our Ordinary Shares entitled to vote at the Meeting) and 281,250 Ordinary Shares issuable upon exercise of outstanding options, in favor of the adoption and approval of the Merger Agreement solely in his capacity as a shareholder, and the adoption and approval of the Merger and the other transactions contemplated by the Merger Agreement.

•
The identity of Apax, which is a reputable financial buyer, and the Board of Directors’ assessment that Apax would have adequate capital resources to pay the Merger Consideration and complete the Merger.

Other Terms

•	The structure of the transaction as a statutory merger under the Companies Law which allows for an informed vote by the shareholders on the merits of the Merger Proposal.

•
Under the terms of the Merger Agreement, the Company has sufficient operating flexibility to conduct its business in the ordinary course between the execution of the Merger Agreement and consummation of the Merger.

•
The fact that the adoption and approval of the Merger Proposal will require the affirmative vote of holders of at least a majority of Ordinary Shares present and voting, in person or by proxy, at the Meeting on the Merger Proposal.

•	The definition of “Material Adverse Effect” has a number of exceptions and “Material Adverse Effect” is generally a very high standard as applied by courts.

•
The Board of Directors’ engagement of financial and legal advisors with significant experience in public company transactions to advise it in connection with the Merger, and that those financial and legal advisors were involved throughout the negotiations with Apax and updated the Board of Directors directly and regularly, which provided the Board of Directors with additional perspectives on the negotiations in addition to those of the Company management.

•	The fact that the members of the Board of Directors were unanimous in their determination to approve the Merger Agreement and the Merger.

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 Risks and Uncertainties

The Board of Directors also considered a number of uncertainties and risks in its deliberations concerning the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, including the risks described under the section of this Proxy Statement entitled “Risk Factors,” as well as the following (which are not listed in any relative order of importance):

•	The Company’s current shareholders would not have the opportunity to participate in any possible growth and profits of the Company following the completion of the Merger.

•
The closing conditions for the Merger, and the fact that if the closing conditions are not satisfied or waived in a timely manner and the Merger is delayed, payment of the Merger Consideration would also be delayed. Further, if the Merger is not completed (including in the case the Merger Agreement is terminated), the Company’s ongoing business may be adversely affected and it would be required to pay certain costs relating to the Merger, including substantial financial advisor, legal and accounting fees, even though the Merger will have not been completed.

•
The regulatory notifications and filings required for completion of the Merger and the risk that the applicable governmental authorities may challenge or decide not to approve the Merger. The Board of Directors also considered the potential length of the regulatory approval process. See the section of this Proxy Statement entitled “The Merger—Regulatory Matters” beginning on page 48.

•
The risk that the proposed transaction might not be completed, even if approved by the Company’s shareholders, and the effect of the resulting public announcement of termination of the Merger Agreement on:

o
The market price of Ordinary Shares, which could be affected by many factors, including (i) the reason for the termination of the Merger Agreement and whether such termination results from factors adversely affecting the Company, (ii) the possibility that the marketplace would consider the Company to be an unattractive acquisition candidate and (iii) the possible sale of Ordinary Shares by short-term investors following the announcement of termination of the Merger Agreement.

o	The Company’s operating results, particularly in light of the expenses incurred in connection with the transaction, including the potential requirement to pay a termination fee.

o	The ability to attract and retain key personnel.

o	Relationships with customers, suppliers and others that do business with the Company.

•
The possible disruption to the Company’s business that may result from the announcement of the transaction, the resulting distraction of the Company management and employees which may hinder their ability to respond effectively to competitive pressures, industry developments and future opportunities, as well as the impact of the transaction on the Company’s customers, suppliers and others that do business with the Company.  In addition, during the pendency of the transaction, the Company would continue to incur significant expenses related to the Merger.

•	The possible litigation from stockholder suits in connection with the Merger could distract the senior management of the Company and the Board of Directors from operating and overseeing the Company.

•
The terms of the Merger Agreement, including (i) the operational restrictions imposed on the Company between signing and closing (which may delay or prevent the Company from undertaking business opportunities that may arise pending the completion of the transaction), and (ii) the payment of a termination fee to Parent under certain circumstances.

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•
The restriction on soliciting competing offers (other than during the “go shop” period and with “Excluded Parties” after termination of the “go shop” period) and the risk that some provisions of the Merger Agreement and related documents might have the effect of discouraging other persons potentially interested in acquiring the Company from pursuing an acquisition of the Company.

•
The fact that the Merger Consideration would be taxable to the Company’s shareholders. See the section of this Proxy Statement entitled “The Merger—Material Tax Consequences of the Merger” beginning on page 43.

The Board of Directors also considered that certain of the Company’s directors and officers may have interests in connection with the Merger that may be different from the interests of the Company’s shareholders in general.  See the section of this Proxy Statement entitled “The Merger—Interests of Our Directors and Executive Officers in the Merger” beginning on page 51.

After taking into account all of the factors set forth above, as well as others, the Board of Directors unanimously agreed that, overall, the potential benefits of the Merger to the Company and its shareholders far outweighed the risks and uncertainties. Accordingly, the Board of Directors unanimously determined that the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement are advisable and in the best interests of the Company’s shareholders.

The preceding discussion of the information and factors considered by the Board of Directors is not intended to be exhaustive but includes the material factors considered by the Board of Directors.  In view of the wide variety of factors considered by the Board of Directors in connection with its evaluation of the Merger and the complexity of these matters, the Board of Directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the different factors that it considered in reaching its decision.  In addition, in considering the factors described above, individual members of the Board of Directors may have given different weight to different factors.  The Board of Directors considered this information as a whole and overall considered the information and factors to be favorable to, and in support of, its determinations and recommendation.

The Board of Directors realized that there can be no assurance about future results, including results considered or expected as described in the factors listed above.  This explanation of the Board of Directors’ reasoning and all other information presented in this section are forward-looking in nature and, therefore, should be read in light of the factors discussed under the section of this Proxy Statement entitled “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 14.

The Board of Directors recommends that you vote “FOR” the Merger Proposal.

Recommendation and Determination of Our Board of Directors

Our Board of Directors has unanimously: (i) determined that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of the Company and its shareholders and that, considering the financial positions of the Company and Merger Sub, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors; (ii) approved and declared advisable the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement; and (iii) resolved to recommend that the shareholders of the Company adopt and approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

OUR BOARD OF DIRECTORS BELIEVES THAT THE MERGER PROPOSAL IS FAIR TO AND IN THE BEST INTERESTS OF SYNERON AND ITS SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT YOU AND THE OTHER SYNERON SHAREHOLDERS VOTE “FOR” THE MERGER PROPOSAL.

No Appraisal Rights; Objections by Creditors

Under Israeli law, holders of Ordinary Shares are not entitled to appraisal rights in connection with the Merger. Under the Companies Law, objections to the Merger may be filed by our creditors with the Israeli district court. The court, in its discretion, may provide a remedy to any creditor who so objects if there is a reasonable concern that, as a result of the Merger, the Surviving Company will not be able to satisfy its obligations to our and Merger Sub’s creditors following completion of the Merger.

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Opinion of Financial Advisor

The Company engaged Barclays to act as its financial advisor with respect to pursuing strategic alternatives for the Company, including a possible sale of the Company, pursuant to an engagement letter dated January 24, 2017.  On April 1, 2017, Barclays rendered its oral opinion (subsequently confirmed by delivery of a written opinion dated April 2, 2017) to the Board of Directors of the Company to the effect that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, from a financial point of view, the Merger Consideration to be offered to the holders of Ordinary Shares (other than the Cancelled Shares) in the Merger is fair to such holders.

A copy of Barclays’ written opinion, dated as of April 2, 2017, is attached as Appendix C to this Proxy Statement.  Barclays’ written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Barclays in rendering its opinion.  You are encouraged to read the opinion carefully in its entirety.  The following is a summary of Barclays’ opinion and the methodology that Barclays used to render its opinion.  This summary is qualified in its entirety by reference to the full text of the opinion.

Barclays’ opinion, the issuance of which was approved by Barclays’ Valuation and Fairness Opinion Committee, is addressed to the Board of Directors of the Company, addresses only the fairness, from a financial point of view, of the Merger Consideration to be offered to the holders of the Company’s Ordinary Shares (other than the Cancelled Shares) in the Merger and does not constitute a recommendation to any holder of the Company’s Ordinary Shares as to how such holder should vote with respect to the Merger or any other matter.  The terms of the Merger were determined through arm’s-length negotiations between the Company and Parent and were unanimously approved by the Board of Directors of the Company.  Barclays did not recommend any specific form of consideration to the Company or that any specific form of consideration constituted the only appropriate consideration for the Merger.  Barclays was not requested to address, and its opinion does not in any manner address, the Company’s underlying business decision to proceed with or effect the Merger, the likelihood of the consummation of the Merger, or the relative merits of the Merger as compared to any other transaction in which the Company may engage.  In addition, Barclays expressed no opinion on, and its opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the Merger, or any class of such persons, relative to the consideration to be offered to the stockholders of the Company in the Merger.  No limitations were imposed by the Board of Directors of the Company upon Barclays with respect to the investigations made or procedures followed by it in rendering its opinion.

In arriving at its opinion, Barclays, among other things:

•	reviewed and analyzed a draft of the Merger Agreement, dated as of April 2, 2017, and the specific terms of the Merger;

•
reviewed and analyzed publicly available information concerning the Company that Barclays believed to be relevant to its analysis, including its Annual Report on Form 20-F for the fiscal year ended December 31, 2016 and its Reports of Foreign Issuer on Form 6-K announcing the Company’s financial results for the fiscal quarters ended December 31, 2016 and September 30, 2016;

•
reviewed and analyzed financial and operating information with respect to the business, operations and prospects of the Company furnished to Barclays by the Company, including financial projections of the Company prepared and approved for Barclays’ use by management of the Company (which we refer to as the Company Financial Projections);

•
reviewed and analyzed a trading history of the Company’s common stock from March 29, 2012 to March 29, 2017 and a comparison of that trading history with those of other companies that Barclays deemed relevant;

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•	reviewed and analyzed a comparison of the historical financial results and present financial condition of the Company with those of other companies that Barclays deemed relevant;

•	reviewed and analyzed a comparison of the financial terms of the Merger with the financial terms of certain other transactions that Barclays deemed relevant;

•	reviewed and analyzed published estimates of independent research analysts with respect to the future financial performance and price targets for the Company;

•	had discussions with the management of the Company concerning its business, operations, assets, liabilities, financial condition and prospects; and

•	undertook such other studies, analyses and investigations as Barclays deemed appropriate.

In arriving at its opinion, Barclays assumed and relied upon the accuracy and completeness of the financial and other information used by Barclays without any independent verification of such information (and did not assume responsibility or liability for any independent verification of such information) and further relied upon the assurances of management of the Company that they were not aware of any facts or circumstances that would make such information inaccurate or misleading.  With respect to the Company Financial Projections, upon the advice and at the instruction of the Company, Barclays assumed that the Company Financial Projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and that the Company would perform substantially in accordance with the Company Financial Projections.  Barclays assumed no responsibility for and expressed no view as to any such projections or estimates or the assumptions on which they were based.  In arriving at its opinion, Barclays conducted only a limited physical inspection of the properties and facilities of the Company and did not make or obtain any evaluations or appraisals of the assets or liabilities of the Company.  In addition, Barclays was not requested to solicit third party indications of interest in the possible acquisition of all or a part of the Company’s business except, from and after the date of the Merger Agreement, for the specified period set forth in, and to the limited extent permitted by, the Merger Agreement.  Barclays’ opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, April 2, 2017.  Barclays expressed no opinion as to the prices at which the Company’s Ordinary Shares would trade following the announcement of the Merger.  Barclays assumed no responsibility for updating or revising its opinion based on events or circumstances that may have occurred after April 2, 2017.

Barclays assumed that the executed Merger Agreement would conform in all material respects to the last draft reviewed by Barclays. In addition, Barclays assumed the accuracy of the representations and warranties contained in the Merger Agreement and all the agreements related thereto. Barclays also assumed, upon the advice of the Company, that all material governmental, regulatory and third party approvals, consents and releases for the Merger would be obtained within the constraints contemplated by the Merger Agreement and that the Merger will be consummated in accordance with the terms of the Merger Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. Barclays did not express any opinion as to any tax or other consequences that might result from the Merger, nor did Barclays’ opinion address any legal, tax, regulatory or accounting matters (whether arising under Israeli law or otherwise), as to which Barclays understands that the Company has obtained such advice as it deemed necessary from qualified professionals.

In connection with rendering its opinion, Barclays performed certain financial, comparative and other analyses as summarized below.  In arriving at its opinion, Barclays did not ascribe a specific range of values to the Company’s Ordinary Shares but rather made its determination as to fairness, from a financial point of view, to the holders of the Company’s Ordinary Shares (other than the Cancelled Shares) of the Merger Consideration to be offered to such holders in the Merger on the basis of various financial and comparative analyses.  The preparation of a fairness opinion is a complex process and involves various determinations as to the most appropriate and relevant methods of financial and comparative analyses and the application of those methods to the particular circumstances.  Therefore, a fairness opinion is not readily susceptible to summary description.

In arriving at its opinion, Barclays did not attribute any particular weight to any single analysis or factor considered by it but rather made qualitative judgments as to the significance and relevance of each analysis and factor relative to all other analyses and factors performed and considered by it and in the context of the circumstances of the particular transaction.  Accordingly, Barclays believes that its analyses must be considered as a whole, as considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion.

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The following is a summary of the material financial analyses used by Barclays in preparing its opinion to the Board of Directors of the Company.  Certain financial analyses summarized below include information presented in tabular format.  In order to fully understand the financial analyses used by Barclays, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses.  In performing its analyses, Barclays made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company or any other parties to the Merger.  None of the Company, Parent, Merger Sub, Barclays or any other person assumes responsibility if future results are materially different from those discussed.  Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below.  In addition, analyses relating to the value of the businesses do not purport to be appraisals or reflect the prices at which the businesses may actually be sold.

Discounted Cash Flow Analysis

In order to estimate the present value of the Company’s Ordinary Shares, Barclays performed a discounted cash flow analysis of the Company.  A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the “present value” of estimated future cash flows of the asset.  “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

To calculate the estimated enterprise value (which we refer to as EV) of the Company using the discounted cash flow method, Barclays added (i) the Company’s projected after-tax unlevered free cash flows for fiscal years 2017 through 2020 based on the Company Financial Projections to (ii) the “terminal value” of the Company as of the end of fiscal year 2020, and discounted such amount to its present value (as of December 31, 2016) using a range of selected discount rates as described below.  Barclays used the mid-year convention in its discounted cash flow analysis because it more accurately reflects the present value of future cash flows because cash flows are actually earned throughout the year rather than at the end of the year.  For purposes of this analysis, Barclays included stock based compensation as a cash expense.  The after-tax unlevered free cash flows were calculated by taking the tax-affected earnings before interest and tax expense, adding depreciation and appreciation, subtracting capital expenditures and adjusting for changes in working capital.  The residual value of the Company at the end of the forecast period, or “terminal value,” was estimated by selecting a range of perpetuity growth rates of 3.0% to 4.0%, which range was derived by Barclays by utilizing its professional judgment and experience, taking into account the financial forecasts and market expectations regarding the medical aesthetic devices industry, and applying such range to the Company Financial Projections.  Barclays then calculated the net present value of the after tax unlevered free cash flows using the range of discount rates of 15.5% to 17.5%, which was selected by Barclays based on an analysis of the weighted average cost of capital of the Company and the selected comparable companies used in the “Selected Comparable Company Analysis” summarized below.  Barclays then calculated a range of implied value per Ordinary Share of the Company by subtracting estimated net debt as of December 31, 2016 from the estimated EV using the discounted cash flow method and dividing such amount by the fully diluted number of Ordinary Shares of the Company as provided by Company management.  This analysis implied a range of value per Ordinary Share of $8.80 to $10.39.  Barclays noted that on the basis of the foregoing discounted cash flow analysis, the Merger Consideration of $11.00 per Ordinary Share was above the range of implied values per Ordinary Share calculated on a standalone basis.

Selected Precedent Transaction Analysis

Barclays reviewed and compared the purchase prices and financial multiples paid in selected other transactions that Barclays, based on its experience with merger and acquisition transactions, deemed relevant.  Barclays chose such transactions based on, among other things, the similarity of the applicable target companies in the transactions to the Company with respect to the size, mix, margins and other characteristics of their businesses.

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The following table sets forth the transactions analyzed based on such characteristics:

Announcement Date	Acquiror	Target
February 14, 2017	Hologic, Inc.	Cynosure, Inc.
February 13, 2017	Allergan plc	ZELTIQ Aesthetics, Inc.
January 4, 2016	Almirall, S.A.	ThermiGen LLC
June 18, 2015	XIO Group	Lumenis Ltd.
June 26, 2014	Merz Pharma Group	Ulthera, Inc.
February 13, 2014	PhotoMedex, Inc.	LCA-Vision, Inc.
December 16, 2013	Valeant Pharmaceuticals International, Inc.	Solta Medical, Inc.
April 26, 2013	Shanghai Fosun Pharmaceutical (Group) Co., Ltd	Alma Lasers Ltd.
March 20, 2013	Valeant Pharmaceuticals International, Inc.	Obagi Medical Products, Inc.
March 18, 2013	Cynosure, Inc.	Palomar Medical Technologies, Inc.
January 29, 2013	Solta Medical, Inc.	Sound Surgical Technologies LLC
November 8, 2012	Sun Pharmaceuticals Industries Limited	DUSA Pharmaceuticals, Inc.
June 28, 2011	Cynosure, Inc.	HOYA ConBio
January 4, 2010	Merz Pharma Group	BioForm Medical, Inc.
September 9, 2009	Syneron Medical Ltd.	Candela Corporation
July 7, 2008	Thermage, Inc.	Reliant Technologies Inc.
February 26, 2001	ESC Medical Systems Ltd.	Coherent Medical Group
November 10, 1997	ESC Medical Systems Ltd.	Laser Industries Ltd.
February 19, 1997	ESC Medical Systems Ltd.	Luxar Corporation

For each of the selected transactions, based on information Barclays obtained from publicly available information, Barclays analyzed the ratio of the target company’s EV to its next 12-months (which we refer to as NTM) revenue, the ratio of the target company’s EV to its last 12-months (which we refer to as LTM) revenue and the ratio of the target company’s EV to its LTM adjusted earnings before interest, taxes, depreciation and amortization (excluding stock based compensation) (which we refer to as Adjusted EBITDA), in each case, as of the announcement date of the applicable transaction.  The EV of each target company for each of the selected transactions was obtained by adding its short and long-term debt as reported by the target company in its public filings prior to the announcement of the applicable selected transaction to the sum of the equity purchase price in the selected transaction, the value of any preferred stock (at liquidation value) and the book value of any minority interest, and subtracting its cash, cash equivalents and liquid investments, in each case, as reported by the target company in its public filings prior to the announcement of the applicable selected transaction.  The results of this precedent transaction analysis are summarized below:

	EV/NTM Revenue	EV/LTM Revenue	EV/LTM Adjusted EBITDA
High	6.00x	6.81x	24.5x
Mean	2.73x	2.60x	16.7x
Mean(1)	2.41x	2.32x	16.4x
Low	0.81x	0.32x	7.6x

(1) Excluding transactions involving Cynosure, Inc. and ZELTIQ Aesthetics, Inc.

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The reasons for and the circumstances surrounding each of the selected precedent transactions analyzed were diverse and there are inherent differences in the business, operations, financial conditions and prospects of the Company and the companies included in the selected precedent transaction analysis.  Accordingly, Barclays believed that a purely quantitative selected precedent transaction analysis would not be particularly meaningful in the context of considering the Merger.  Barclays therefore made qualitative judgments concerning differences between the characteristics of the selected precedent transactions and the Merger which would affect the acquisition values of the selected target companies and the Company.  Based upon these judgments, Barclays selected ranges of multiples for the Company and applied such ranges to the Company’s actual revenue for calendar year 2016 and the Company’s actual Adjusted EBITDA for calendar year 2016 on a standalone basis to calculate ranges of implied value per Ordinary Share.  The following table sets forth the results of such analysis:

	Selected Multiple Range	Implied Value per Ordinary Share
EV/LTM Revenue	0.87x – 2.60x	$9.51 – $22.10
EV/LTM Adjusted EBITDA	11.0x – 16.7x	$9.07 – $12.22

Barclays noted that on the basis of the foregoing selected precedent transaction analysis, the Merger Consideration of $11.00 per Ordinary Share was within the range of implied values per Ordinary Share calculated on a standalone basis.

Selected Comparable Company Analysis

In order to assess how the public market values shares of similar publicly traded companies and to provide a range of implied equity values per Ordinary Share of the Company, Barclays reviewed and compared specific financial and operating data relating to the Company with that of selected companies that Barclays, based on its experience in the medical devices industry, deemed comparable to the Company.  The companies that Barclays selected as comparable to the Company were:

•	ZELTIQ Aesthetics, Inc.;

•	Cynosure, Inc.; and

•	Cutera, Inc.

Barclays calculated and compared various financial multiples and ratios of the Company and those of the selected comparable companies.  As part of its selected comparable company analysis, Barclays calculated and analyzed each selected comparable company’s EV as a multiple of its calendar year 2017 estimated revenue and of its calendar year 2017 estimated Adjusted EBITDA.  The EV of each company was obtained by adding its short and long-term debt to the sum of the market value of its common equity, calculated as fully diluted equity value (with respect to the Company, as provided by Company management), based on closing stock prices as of the last trading day prior to public reports regarding a potential transaction in the case of ZELTIQ Aesthetics, Inc. and Cynosure, Inc. and as of March 29, 2017 in the case of Cutera, Inc., the value of any preferred stock (at liquidation value) and the book value of any minority interest, and subtracting its cash, cash equivalents and liquid investments.  These calculations for each of the selected comparable companies were performed, and based on publicly available financial data (including FactSet, a subscription-based data source containing historical and estimated financial data) and closing prices, as of the last trading day prior to public reports regarding a potential transaction in the case of ZELTIQ Aesthetics, Inc. and Cynosure, Inc. and as of March 29, 2017 in the case of Cutera, Inc.  The results of this selected comparable company analysis are summarized below:

	EV/CY2017E Revenue	EV/CY2017E Adjusted EBITDA
ZELTIQ Aesthetics, Inc.	5.01x	42.1x
Cynosure, Inc.	1.83x	9.6x
Cutera, Inc.	1.81x	19.9x

High	5.01x	42.1x
Median	1.83x	19.9x
Low	1.81x	9.6x

Company Financial Projections(1)	0.74x	7.7x
Wall Street(1)	0.79x	8.0x

(1) Based on the 2017 calendar year and calculated using financial data as of February 10, 2017, the last trading day prior to public reports regarding a potential transaction involving the Company (which we refer to as the Undisturbed Date).

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Barclays selected the comparable companies listed above because of similarities in one or more business or operating characteristics with the Company.  However, because of the inherent differences between the business, operations and prospects of the Company and those of the selected comparable companies, including the historical trading discounts of the Company as compared to the selected comparable companies, Barclays believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected comparable company analysis.  Accordingly, Barclays also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of the Company and the selected comparable companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis.  These qualitative judgments related primarily to the differing sizes, growth prospects, geographic revenue mix, profitability levels and degree of operational risk between the Company and the companies included in the selected company analysis.  Based upon these judgments, including the historical trading discounts of the Company to the selected comparable companies, Barclays selected a range of multiples of EV to calendar year 2017 estimated revenue of 0.68x to 1.19x.  Barclays applied this range to the calendar year 2017 estimated revenue from the Company Financial Projections on a standalone basis to calculate a range of implied value per Ordinary Share.  The results of these calculations are summarized as follows:

	Selected Multiple Range	Implied Value per Ordinary Share
EV/CY2017E Revenue	0.68x – 1.19x	$8.79 – $13.17

Barclays noted that on the basis of the foregoing selected comparable company analysis, the Merger Consideration of $11.00 per Ordinary Share was within the range of implied values per Ordinary Share calculated on a standalone basis.

Other Factors

Barclays also noted certain additional factors that were not considered part of Barclays’ financial analysis with respect to its fairness determination but were referenced for informational purposes, including, among other things, the following:

•
Trading Comparables – Discounted Analysis.  Barclays calculated the approximate discount of the Company’s two-year average trading history to the two-year average trading history of each of the selected comparable companies as one component of the qualitative judgments Barclays made in the selected comparable company analysis described above.  Barclays then applied these discounts to the EV to calendar year estimated revenue multiples of the selected comparable companies.  This calculation generated an implied range of EV to calendar year 2017 estimated revenue of 0.68x to 1.19x, which was consistent with the range of implied multiples derived by Barclays in the selected comparable company analysis.  Barclays applied this range to the calendar year 2017 estimated revenue from the Company Financial Projections on a standalone basis to calculate a range of implied value per Ordinary Share of $8.79 to $13.17.

•
Present Value of Illustrative Future Stock Price.  Barclays performed an illustrative analysis of the implied present value of the future value per Ordinary Share of the Company.  Using the Company Financial Projections, Barclays derived a range of theoretical per share future values for the Ordinary Shares of the Company as of December 31 for each of 2017 through 2019, based on current, low, average and high two-year EV to NTM revenue multiples ranging from 0.48x to 1.28x.  Using an illustrative discount rate of 16.5%, reflecting Barclays’ estimate of the Company’s cost of equity, Barclays discounted to present value as of December 31, 2016, the range of theoretical future values per Ordinary Share it derived as of December 31 for each of 2017 through 2019 to yield illustrative present values per Ordinary Share of the Company ranging from $6.71 to $13.46.

•
Historical Share Price Analysis.  To illustrate the trend in the historical trading prices of the Company’s Ordinary Shares, Barclays considered historical data with regard to the trading prices of the Company’s Ordinary Shares for the five-year period from March 29, 2012 to March 29, 2017.  Barclays noted that during such five-year period, the closing price of the Company’s Ordinary Shares ranged from $6.11 to $13.11.  Barclays also considered historical data with regard to the trading prices of the Company’s Ordinary Shares for the 52-week period prior to March 29, 2017 and for the 52-week period prior to the Undisturbed Date.  The high and low closing prices for the Company’s Ordinary Shares provided an illustrative range per Ordinary Share of the Company of $6.18 to $11.25 for the 52-week period prior to March 29, 2017 and of $6.18 to $9.80 for the 52-week period prior to the Undisturbed Date.

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•
Research Analysts Price Targets Analysis.  Barclays considered publicly available research analysts’ per share price targets for the Company’s Ordinary Shares.  The research analysts’ one year per share price targets for the Company’s Ordinary Shares ranged from $11.00 to $14.00.  Barclays also calculated the implied present value of the low and high one year per share price targets using a discount rate of 16.5%, which yielded a range of implied prices per Ordinary Share of $9.44 to $12.02.  The publicly available per share price targets published by securities research analysts do not necessarily reflect the current market trading prices for the Company’s Ordinary Shares and these estimates are subject to uncertainties, including future financial performance of the Company and future market conditions.

General

Barclays is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.  The Company’s Board of Directors selected Barclays because of its familiarity with the Company and its qualifications, reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions generally, as well as substantial experience in transactions comparable to the Merger.

Barclays is acting as financial advisor to the Company in connection with the Merger.  As compensation for its services in connection with the Merger, the Company paid Barclays a fee of $1,000,000 in connection with the rendering of Barclays’ opinion, which is referred to as the Opinion Fee.  The Opinion Fee was not contingent upon the conclusion of Barclays’ opinion or the consummation of the proposed transaction.  Additional compensation of approximately $5,600,000 will be payable upon consummation of the Merger against which the amounts paid for the opinion will be credited.   In addition, the Company has agreed to reimburse a portion of Barclays’ expenses incurred in connection with its engagement and to indemnify Barclays for certain liabilities that may arise out of or otherwise relating to its engagement or the Merger.  Barclays has performed various investment banking services for the Company in the past, and expects to perform such services in the future, and has received, and expects to receive, customary fees for such services. For the period from April 2, 2015 through April 2, 2017, Barclays has not earned investment banking fees from the Company except in connection with the Merger.  In addition, Barclays and its affiliates in the past have provided, currently are providing, or in the future may provide, investment banking services to Apax, an affiliate of Parent and Merger Sub, and certain of its affiliates and portfolio companies and have received or in the future may receive customary fees for rendering such services, including (i) having acted or acting as financial advisor to Apax and certain of its portfolio companies and affiliates in connection with certain mergers and acquisition transactions; (ii) having acted or acting as arranger, bookrunnner and/or lender for Apax and certain of its portfolio companies and affiliates in connection with the financing for various acquisition transactions; and (iii) having acted or acting as underwriter, initial purchaser and placement agent for various equity and debt offerings undertaking by Apax and certain of its portfolio companies and affiliates.

Barclays and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services.  In the ordinary course of its business, Barclays and its affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of the Company, Apax and certain of Apax’s portfolio companies and affiliates for its own account and for the accounts of its customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

Financing of the Merger

Under the Merger Agreement, the consummation of the Merger is not conditioned on Parent’s receipt of debt financing for the Merger Consideration and Award Consideration that it will pay to our shareholders.

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The Investors have provided an equity commitment letter with respect to the full amount of the Merger Consideration and Award Consideration, to which we are an express third party beneficiary of Parent’s right to cause the funding of the closing commitment, and have the right to specifically enforce the Investors’ obligations under the letter agreement and to cause the Investors to fund the closing commitment to Parent, in each case, subject to the terms and conditions set forth therein.

Material Tax Consequences of the Merger

Certain United States Federal Income Tax Consequences

The following is a summary of certain United States federal income tax consequences of the Merger to United States Holders and non-United States Holders (each as defined below). This summary is general in nature and does not discuss all aspects of United States federal income taxation that may be relevant to a United States Holder or non-United States Holder in light of its particular circumstances. In addition, this summary does not describe the effect of the Medicare tax on net investment income or any tax consequences arising under the laws of any local, state or foreign jurisdiction and does not consider any aspects of United States federal tax law other than income taxation. This summary deals only with Ordinary Shares held as capital assets within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended (which we refer to as the Code) (generally, property held for investment) and does not address tax considerations applicable to any holder of Ordinary Shares that may be subject to special treatment under the United States federal income tax laws, including:

•	a bank or other financial institution;

•	a tax-exempt organization;

•	a retirement plan or other tax-deferred account;

•
a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes), an S corporation or other pass-through entity (or an investor in any of the foregoing);

•	an insurance company;

•	a mutual fund;

•	a real estate investment trust or regulated investment company;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	a holder of Ordinary Shares subject to the alternative minimum tax provisions of the Code;

•	a holder of Ordinary Shares that received the Ordinary Shares through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

•	a person that has a functional currency other than the United States dollar;

•	a person that holds the Ordinary Shares as part of a hedge, straddle, constructive sale, conversion or other integrated transaction;

•	a United States expatriate;

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•	a person that entered into a voting agreement as part of the transactions described in this Proxy Statement; or

•	a person actually or constructively holding 10% or more of our voting stock.

If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) holds Ordinary Shares, the tax treatment of a holder that is a partner in the partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. Such holders should consult their tax advisors regarding the tax consequences to them of the Merger.

This summary is based on the Code, the Treasury regulations promulgated under the Code, and rulings and judicial decisions, all as in effect as of the date of this Proxy Statement, and all of which are subject to change or differing interpretations at any time, with possible retroactive effect. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

The discussion set out herein is intended only as a summary of certain United States federal income tax consequences relevant to a United States Holder or non-United States Holder (each as defined below). We urge each holder to consult its tax advisor with respect to the specific tax consequences of the Merger to it in light of its own particular circumstances, including federal estate, gift and other non-income tax consequences, and tax consequences under state, local or foreign tax laws.

United States Holders

For purposes of this discussion, the term “United States Holder” means a beneficial owner of Ordinary Shares that is, for United States federal income tax purposes:

•	a citizen or resident of the United States;

•
a corporation (or any other entity or arrangement treated as a corporation for United States federal income tax purposes) organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•
a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) the trust has validly elected to be treated as a “United States person” under applicable Treasury regulations.

Payments with Respect to Ordinary Shares

The exchange of Ordinary Shares for cash pursuant to the Merger will be a taxable transaction for United States federal income tax purposes and a United States Holder who receives cash for Ordinary Shares pursuant to the Merger will generally, subject to the discussion below regarding our possible status as a passive foreign investment company (which we refer to as a PFIC) (see “—Passive Foreign Investment Company” below), recognize gain or loss, if any, equal to the difference between the amount of cash received and the holder’s adjusted tax basis in the Ordinary Shares exchanged therefor. A United States Holder’s adjusted tax basis generally will equal the price the United States Holder paid for such shares. Gain or loss will be determined separately for each block of Ordinary Shares (i.e., Ordinary Shares acquired at the same cost in a single transaction). Such gain or loss will be capital gain or loss, and generally will be long-term capital gain or loss if such United States Holder’s holding period for the Ordinary Shares is more than one year at the time of the exchange. Long-term capital gain recognized by an individual holder generally is subject to tax at a lower rate than short-term capital gain or ordinary income. There are limitations on the deductibility of capital losses. The gain or loss generally will be gain or loss from sources within the United States for United States foreign tax credit limitation purposes.

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To the extent a United States Holder is subject to Israeli income tax on the disposition of Ordinary Shares, as discussed under “Israeli Income Tax Consequences,” such United States Holder may be eligible to claim a credit for such taxes against the United States federal income tax imposed on the disposition, subject to limitations.

Passive Foreign Investment Company

The foregoing summary assumes that we are not and have never been a PFIC for United States federal income tax purposes. A non-United States corporation is classified as a “passive foreign investment company” for United States federal income tax purposes in any taxable year in which, after applying certain look through rules, either (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the average value of its gross assets is attributable to assets that produce “passive income” or are held for the production of “passive income.” Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions.

We believe that we were not a PFIC for any taxable year prior to 2017, and we do not expect to be a PFIC in 2017. See our Annual Reports on Form 20-F for additional information on our PFIC status in prior years. However, because the determination of PFIC status is a factual determination that must be made annually at the close of each taxable year, we cannot provide assurance that we will not be a PFIC in 2017. In general, if we were characterized as a PFIC for any taxable year in which a United States Holder held our Ordinary Shares and such United States Holder did not make a "mark to market" or "qualified electing fund" election, any gain recognized by the United States Holder in connection with the Merger with respect to such Ordinary Shares would be treated as ordinary income, which would be taxed as if such gain had been realized ratably over the holding period of the Ordinary Shares. The amount allocated to the current taxable year and any year prior to the first year of the United States Holder's holding period in which we were a PFIC would be taxed as ordinary income (rather than capital gain) earned in the current taxable year. The amount allocated to other taxable years would be taxed at the highest marginal rates applicable to ordinary income for the applicable taxable year, and the United States Holder also would be liable for an additional tax equal to interest on the tax liability for such years.

UNITED STATES HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE POTENTIAL APPLICATION OF THE PFIC RULES TO THE RECEIPT OF CASH PURSUANT TO THE MERGER.

Information Reporting and Backup Withholding

Generally, information reporting requirements will apply to proceeds on the disposition of Ordinary Shares paid within the United States (and, in certain cases, outside the United States) to United States Holders other than certain exempt recipients, such as corporations. Furthermore, proceeds from the exchange of Ordinary Shares pursuant to the Merger generally will be subject to backup withholding at the applicable rate (currently 28%) unless the applicable United States Holder or other payee provides a valid taxpayer identification number and complies with certain certification procedures (generally by providing a properly completed IRS Form W-9) or otherwise establishes an exemption from backup withholding. Any amounts withheld under the backup withholding rules from a payment to a United States Holder will be allowed as a credit against the United States Holder’s United States federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS.

Non-United States Holders

For purposes of this discussion, the term “non-United States Holder” means a beneficial owner of Ordinary Shares that is neither a United States Holder nor an entity classified as a partnership for United States federal income tax purposes.

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The following discussion applies only to non-United States Holders and assumes that no item of income, gain, deduction or loss derived by the non-United States Holder in respect of Ordinary Shares at any time is effectively connected with the conduct of a United States trade or business. Special rules, not discussed herein, may apply to certain non-United States Holders, such as:

•	certain former citizens or residents of the United States;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	corporations that accumulate earnings to avoid United States federal income tax;

•	investors in pass-through entities that are subject to special treatment under the Code; and

•	non-United States Holders that are engaged in the conduct of a United States trade or business.

Payments with Respect to Ordinary Shares

Payments made to a non-United States Holder with respect to Ordinary Shares exchanged for cash pursuant to the Merger generally will be exempt from United States federal income tax. However, if the non-United States Holder is an individual who was present in the United States for 183 days or more in the taxable year of the exchange and certain other conditions are met, such holder will be subject to tax at a flat rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on any gain from the exchange of the Ordinary Shares, net of applicable United States-source losses from sales or exchanges of other capital assets recognized by the holder during the year.

Backup Withholding

A non-United States Holder may be subject to backup withholding with respect to the proceeds from the disposition of Ordinary Shares pursuant to the Merger, unless the non-United States Holder or other payee certifies under penalties of perjury on an appropriate IRS Form W-8 that such non-United States Holder or other payee is not a United States person or otherwise establishes an exemption from backup withholding.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the non-United States Holder’s United States federal income tax liability, if any, provided that certain required information is timely furnished to the IRS.

The foregoing summary does not discuss all aspects of United States federal income taxation that may be relevant to particular holders of Ordinary Shares. Each holder of Ordinary Shares should consult its own tax advisor as to the particular tax consequences to it of exchanging its Ordinary Shares for cash in the Merger under any federal, state, foreign, local or other tax laws.

Israeli Income Tax Consequences

The following is a summary discussion of certain Israeli income tax considerations in connection with the Merger. The following summary is included for general information purposes only, is based upon current Israeli tax law and should not be conceived as tax advice to any particular holder of Ordinary Shares. No assurance can be given that the analysis made and the views contained in this summary as well as the classification of the transaction for Israeli tax purposes as set forth below will be upheld by the tax authorities, nor that new or future legislation, regulations or interpretations will not significantly change the tax considerations described below, and any such change may apply retroactively. This summary does not discuss all material aspects of Israeli tax consequences that may apply to particular holders of Ordinary Shares in light of their particular circumstances, such as investors subject to special tax rules or other investors referred to below.

HOLDERS OF ORDINARY SHARES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR ISRAELI TAX CONSEQUENCES OF THE MERGER APPLICABLE TO THEM.

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Sale of Ordinary Shares

In general, under the Israeli Income Tax Ordinance (New Version), 5721-1961 and the rules and regulations promulgated thereunder, which we also refer to as the Tax Ordinance, the disposition of shares of an Israeli resident company is deemed to be a sale of capital assets, unless such shares are held for the purpose of trading. The Tax Ordinance generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares in an Israeli resident company, by both residents and non-residents of Israel, unless a specific exemption is available under Israeli law or unless a double taxation prevention treaty between Israel and the seller’s country of residence provides otherwise.

Under the Tax Ordinance, the tax rate applicable to capital gains derived from the disposition of Ordinary Shares in the Merger is generally up to 25% for Israeli individuals, unless such an individual shareholder claims a deduction for financing expenses in connection with such Ordinary Shares, in which case the gain will generally be taxed at a rate of up to 30%. Additionally, if such shareholder is considered a “Significant Shareholder” at any time during the 12-month period preceding such disposition, i.e., such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in our Company, the tax rate will be 30%. However, the foregoing tax rates will not apply to: (a) dealers in securities; or (b) shareholders who acquired their Ordinary Shares prior to the Company’s initial public offering. Companies are subject to the corporate tax rate (24% for the 2017 tax year) on capital gains derived from the disposition of Ordinary Shares. Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% on annual income (including, but not limited to, capital gains) exceeding a certain threshold (NIS 640,000 for the year 2017, which amount is linked to the annual change in the Israeli Consumer Price Index). A reduced rate of, or an exemption from, Israeli withholding tax is available to shareholders that provide a valid withholding certificate issued by the Israeli Tax Authority evidencing such reduced withholding rate or withholding exemption.

Notwithstanding the foregoing, according to the Tax Ordinance and the regulations promulgated thereunder, non-Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the disposition of shares of an Israeli resident company whose shares are publicly traded on a stock exchange, provided that such gains are not derived from a permanent establishment of such shareholders in Israel, that such shareholders did not acquire their Ordinary Shares prior to the Company’s initial public offering, that such capital gains are not subject to Section 101 of the Tax Ordinance, the Israeli Income Tax Law (Inflationary Adjustments), 5745-1985 or the rules promulgated under Section 130A of the Tax Ordinance. However, a non-Israeli corporate shareholder will not be entitled to such exemption if Israeli residents (a) have, directly or indirectly, a controlling interest of more than 25% in such non-Israeli corporation or (b) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In addition, under the Convention Between the Government of the United States of America and the Government of the State of Israel with Respect to Taxes on Income, or the U.S.-Israel Tax Treaty, Israeli capital gains tax generally will not apply to the disposition of Ordinary Shares by a U.S. resident to which the U.S.-Israel Tax Treaty applies, or a U.S. Treaty Resident, who holds the Ordinary Shares as capital assets. However, such exemption will not apply if (a) the U.S. Treaty Resident holds, directly or indirectly, Ordinary Shares representing 10% or more of our voting power during any part of the 12-month period preceding the disposition, subject to specified conditions; (b) the capital gains from such disposition can be allocated to a permanent establishment of such U.S. Treaty Resident in Israel; or (c) the U.S. Treaty Resident, being an individual, was present in Israel for a period or periods of 183 days or more in the aggregate during the applicable taxable year. In each case, the disposition of such Ordinary Shares could be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, such U.S. Treaty Resident would be permitted to claim a credit for Israeli income tax against the U.S. federal income tax imposed on the disposition, subject to the limitations in U.S. tax laws applicable to foreign tax credits.

In addition, we have filed with the Israeli Tax Authority an application for a ruling that provides that no Israeli withholding tax is applicable to a shareholder who provides the required information set forth in the ruling, certifies that it is a non-Israeli resident and has no connection to Israel as set forth in the ruling, certifies that it holds less than 5% of the Ordinary Shares and that it purchased its Ordinary Shares after the initial public offering on August 6, 2004. Parent may hold payments to shareholders in escrow pending the receipt of a final ruling from the Israeli Income Tax Authority and the receipt of the required documentation as set forth in the ruling from a shareholder. Any payment to a shareholder that fails to provide the required documentation as set forth in the ruling, or does not present a valid withholding certificate providing for a reduced withholding rate or an exemption from withholding, will be subject to the Israeli applicable withholding rate.

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Our shareholders who acquired their Ordinary Shares prior to our initial public offering on August 6, 2004 and who do not qualify for an exemption from Israeli capital gains tax under the Tax Ordinance or an applicable tax treaty to which the State of Israel is a party, including the U.S.-Israel Tax Treaty described above, may be subject to Israeli capital gains tax on the disposition of their Ordinary Shares in the Merger. SUCH SHAREHOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE MERGER TO THEM.

Shares Issued as Compensation for Employment or Service

Shareholders who received or acquired their Ordinary Shares under one or more of our incentive plans, or otherwise as compensation for employment or services provided to our Company or any of its affiliates, may be subject to different tax rates. BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, ANY SUCH HOLDERS OF ORDINARY SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE ISRAELI TAX CONSEQUENCES APPLICABLE TO THEM.

Company Options Tax Ruling

We have agreed, as soon as practicable after the execution of the Merger Agreement, and no later than five (5) business days thereafter, to prepare and file with the Israeli Tax Authority an application for a ruling providing, among other things, that: (i) the cancellation and exchange of the Company's options and RSUs and the conversion of the Ordinary Shares will not be regarded as a violation of the minimum trust period required by Section 102 of the Tax Ordinance so long as the respective Award Consideration and Merger Consideration is deposited with Tamir Fishman Trusts 2004 Ltd., in its capacity as trustee (which we refer to as the Section 102 Trustee) until the end of the minimum trust period required by Section 102 of the Tax Ordinance and (ii) the deposit of the respective Award Consideration and Merger Consideration with the Paying Agent and the Section 102 Trustee will not be subject to any withholding obligation in respect of Israeli withholding tax. We refer to this ruling that we will be seeking as the Options Tax Ruling. We made the initial filing relating to the Options Tax Ruling on May 10, 2017.

Regulatory Matters

Antitrust Filings

Under the Hart-Scott-Rodino Act (which we refer to as the HSR Act) and the rules and regulations promulgated thereunder, certain transactions, including the Merger, may not be consummated unless certain waiting period requirements have expired or been terminated. Pursuant to the requirements of the HSR Act, the required Notification and Report Forms with respect to the Merger have been filed with the United States Department of Justice, Antitrust Division (which we refer to as the Antitrust Division) and the Federal Trade Commission (which we refer to as the FTC). Pursuant to the requirements of the HSR Act, the Merger may be closed following the expiration of a 30-calendar day waiting period (if the thirtieth day falls on a weekend or holiday, the waiting period will expire on the next business day) following such filings with the Antitrust Division and the FTC, unless the United States federal government terminates the waiting period early or issues a request for additional information and documentary material. The 30-calendar day waiting period commenced on April 19, 2017.

On May 1, 2017, the FTC notified the Company that early termination of the waiting period under the HSR Act was granted, effective immediately.

At any time before or after the Merger is completed, any of the Department of Justice, the FTC or private parties (including individual states) may bring legal actions under the antitrust laws. Syneron and Parent do not believe that the closing of the Merger will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Merger on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See “The Merger Agreement; Other Agreements—The Merger Agreement—Conditions to the Merger” on page 67.

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Israel

The Merger is subject to notification under the Restrictive Trade Practices Law, 5748-1988 (which we refer to as the Israeli Antitrust Law). On April 9, 2017, the parties filed pre-merger notifications with the Israeli Antitrust Authority (which we refer to as the IAA). Under the Israeli Antitrust Law, the Antitrust Commissioner has to advise on its ruling within 30 days of the receipt of the notifications (subject to requests for additional information). Such term may be extended with the parties’ consent or by the Israeli Antitrust Tribunal. Consummating the transaction prior to receiving the approval of the Antitrust Commissioner is prohibited under the Israeli Antitrust law. The Merger received clearance from the IAA on April 19, 2017.

Spain

The Merger may be subject to notification under the Spanish Competition Act, 15/2007 (which we refer to as the Spanish Antitrust Law) on the basis of the Company’s market share in some market segments in Spain. Given this, on April 13, 2017, the parties filed a precautionary premerger-notification before the Spanish Competition Authority (which we refer to as the SCA). Should the SCA decide that the Merger is notifiable under the Spanish Antitrust Law, it has to advise on its ruling within one month of the receipt of the formal notification (subject to requests for additional information).

Austria

The Merger is subject to notification under the Austrian Cartel Act. On April 13, 2017, the parties filed the merger notification with the Federal Competition Authority. Under the Austrian Cartel Act, the Austrian Agencies (Federal Competition Authority and Federal Competition Attorney) would have to launch an in-depth investigation (phase 2) of the transaction within four weeks of the receipt of the notification if they are concerned that it will lead to the creation or strengthening of a dominant position. This four-week period ended at midnight on May 11, 2017 and the clearance certificate was issued on May 12, 2017.

Serbia

The Merger is subject to notification under the Competition Law (Official Gazette of the Republic of Serbia, No. 51/2009 and 95/2013) (which we refer to as the Serbian Competition Law). On April 12, 2017, Parent filed the merger notification with the Serbian Competition Commission. Under the Serbian Competition Law, the Serbian Competition Commission has to decide within one month of the receipt of the notification (subject to subsequent requests for additional information which may extend review). The Merger received clearance from the Serbian Competition Commission on May 5, 2017.

Israeli Registrar of Companies

Under the Companies Law, we and Merger Sub may not complete the Merger without first making the following filings and notifications to the Israeli Registrar of Companies:

•
Merger Proposal. We and Merger Sub are required to jointly file with the Israeli Registrar of Companies a “merger proposal” setting forth specified details with respect to the Merger, within three (3) days of calling the Meeting. Both we and Merger Sub filed the required merger proposal with the Israeli Registrar of Companies on April 19, 2017. Under the Companies Law, at least 50 days must pass from the date of the filing of the merger proposal by both merging companies with the Israeli Registrar of Companies before the Merger can become effective.

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•
Notice to Creditors. In addition, each of us and Merger Sub is required to notify its creditors of the proposed Merger. Pursuant to the Companies Law, a copy of the merger proposal must be sent to the secured creditors of each company within three (3) days after the merger proposal is filed with the Israeli Registrar of Companies, and, within four (4) business days of such filing, known significant creditors must be informed individually by registered mail of such filing and where the merger proposal can be reviewed. Non-secured creditors must be informed of the merger proposal by publication in two daily Hebrew newspapers circulated in Israel on the day that the merger proposal is filed with the Israeli Registrar of Companies and, where necessary, elsewhere, and by making the merger proposal available for review. Each of us and Merger Sub has notified our respective creditors of the Merger in accordance with these requirements, to the extent applicable and, because our Ordinary Shares are traded on the NASDAQ Global Select Market, we have also published an announcement of the Merger in Yedioth Ahronoth (distributed in the State of New York) within three (3) business days following the day on which the merger proposal was submitted to the Israeli Registrar of Companies.  Each of us and Merger Sub has notified the Israeli Registrar of Companies of the notices to our respective creditors and compliance with the publication requirements. In addition, pursuant to the Companies Law, because we employ more than 50 employees, we must provide to the workers’ union a copy of the publication placed in the newspapers or post a copy of the publication placed in the newspapers in a prominent location in the workplace within three (3) business days after the merger proposal was filed with the Israeli Registrar of Companies. We have satisfied such requirement by posting a copy of the publication in a prominent location in our office in Yokneam Illit, Israel.

•
Shareholder Approval Notice. After the Meeting, and assuming the adoption and approval of the Merger by the shareholders of each of the merging companies, each of the merging companies must file a notice with the Israeli Registrar of Companies regarding the vote of the shareholders, within three (3) days of the adoption and approval of the shareholder resolution. At least 30 days must pass from the date of the Meeting before the Merger can become effective.

No later than the closing date of the Merger (assuming that the shareholders of each of the merging companies adopted and approved the Merger Agreement and the Merger, and that all of the other conditions set forth in the Merger Agreement have been satisfied or waived (if permissible under applicable law)), each of us and Merger Sub will notify the Israeli Registrar of Companies that all of the conditions to the closing have been met and request that the Israeli Registrar of Companies issue a certificate evidencing the completion of the Merger in accordance with Section 323(5) of the Companies Law. Assuming all statutory procedures and requirements have been complied with, the Merger will then become effective and the Israeli Registrar of Companies will be required to register the Merger in the Surviving Company’s register and to issue the Surviving Company a certificate regarding the Merger.

National Authority for Technological Innovation, or the Israeli Innovation Authority (formerly known as the Israeli Office of the Chief Scientist, or OCS)

According to the Israeli Encouragement of Research, Development and Technological Innovation in the Industry Law, 5744-1984, as amended from time to time (which we refer to as the Innovation Law) and the regulations promulgated thereunder, a change in the "Control" of an entity which receives grants from the OCS (as such term is defined in the Israeli Securities Law, 5728-1968) requires the submission of a notice to the OCS. The Company submitted such notice to the OCS on April 19, 2017. Under the Innovation Law, research and development programs approved by the OCS are eligible to receive grants if they meet specified criteria in exchange for the payment of royalties from the sale of the products developed in the course of research and development programs funded by the OCS.

Israeli Tax Authority

Besides the Options Tax Ruling that we will seek from the Israeli Tax Authority, as described above, we have agreed to apply, in coordination with Parent, for a ruling concerning the Israeli withholding tax treatment of the Merger (which we refer to as the Withholding Ruling). The Merger Agreement provides that we shall cause our Israeli counsel, advisors and/or accountants to prepare and file with the Israeli Tax Authority an application for the Withholding Ruling. The Withholding Ruling that will be sought will address (i) exempting Parent, Merger Sub, the Surviving Company from the Merger and the Paying Agent from any obligation to withhold Israeli tax at source from any consideration payable or otherwise deliverable pursuant to the Merger Agreement, or clarifying that no such obligation exists, or (ii) clearly instructing Parent, Merger Sub, the Surviving Company and the Paying Agent how such withholding at source is to be executed, and in particular, with respect to the classes or categories of holders or former holders of Ordinary Shares from which tax is to be withheld (if any), the rate or rates of withholding to be applied and how to identify each holder. To the extent that prior to the closing of the Merger an interim Withholding Ruling is obtained, then all parties will act in accordance with that interim ruling, until such time that a final definitive Withholding Ruling is obtained. In the event that a Withholding Ruling (whether final or interim) is not obtained, Parent, Merger Sub, the Surviving Company and the Paying Agent may make such payments and withhold any applicable Israeli taxes in accordance with applicable law. We made the initial filing relating to the Withholding Ruling on April 27, 2017.

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Other Approvals

Other than the filings described above, neither Parent nor the Company is aware of any material regulatory filings or approvals issued by the United States government, the State of Israel, or any foreign, state or local government, required to be obtained, or waiting periods required to expire, to complete the Merger. If Parent and the Company discover that other such material approvals or waiting periods are necessary, Parent and the Company will seek to obtain or comply with them in accordance with the Merger Agreement.

Interests of our Executive Officers and Directors in the Merger

In considering the recommendation of our Board of Directors with respect to the Merger Agreement and the Merger, you should be aware that certain of our officers and directors have agreements or arrangements that provide them interests in the Merger that may be different from, or in addition to, the interests of other Syneron shareholders. Our Board of Directors was aware of these different or additional interests in determining to adopt and approve the Merger Agreement, the Merger and any other transactions contemplated by the Merger Agreement, and to recommend to Syneron shareholders that they vote in favor of the Merger Proposal.

Ordinary Shares

As of April 2, 2017 (the date of the Merger Agreement), the executive officers and directors of Syneron (comprising 16 persons as of April 2, 2017) held an aggregate of 2,694,781 Ordinary Shares, or 7.69% of the outstanding Ordinary Shares (excluding treasury shares) as of April 2, 2017. Outstanding Ordinary Shares held by executive officers and directors of Syneron will be treated in the Merger in the same manner as Ordinary Shares held by all other shareholders of Syneron (i.e., they will be cancelled and entitle the holders thereof to receive the Merger Consideration).

Syneron Options and Restricted Share Units

Pursuant to the Merger Agreement, at the Effective Time, each outstanding option, whether vested or unvested, to purchase one Ordinary Share will be canceled and converted into the right to receive an amount of cash equal to the excess, if any, of the Merger Consideration over the applicable exercise price of such option, without any interest thereon and subject to any withholding obligations.  If the exercise price per Ordinary Share for any option is equal to or greater than the Merger Consideration, such option will be canceled without payment of any consideration.  In addition, at the Effective Time, each outstanding RSU, whether vested or unvested, representing the right to receive one Ordinary Share will be canceled and converted into the right to receive an amount of cash equal to the excess, if any, of the Merger Consideration over the applicable purchase price per Ordinary Share of such RSU, without any interest thereon and subject to any withholding obligations.

As of April 2, 2017, the total number of Ordinary Shares issuable upon the exercise of options and the vesting of RSUs held by the executive officers and directors of Syneron as a group (comprising 16 persons as of April 2, 2017) was1,486,043 and 10,500, respectively. Such numbers include the number of Ordinary Shares underlying options and RSUs that are outstanding and vested or exercisable within 60 days from April 2, 2017. The options have exercise prices ranging from $6.82 to $12.30 per Ordinary Share and a weighted average exercise price of $9.62. Options and RSUs held by our executive officers and directors will be treated in the Merger in the same manner as all other options and RSUs.
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Indemnification and Insurance

Pursuant to the Merger Agreement, Parent has agreed to cause the Surviving Company in the Merger to indemnify and hold harmless, to the fullest extent provided in the Company’s existing articles of association and permitted by applicable law, all past and present directors and officers of the Company or its subsidiaries against all losses arising out of acts or omissions occurring at or prior to the Effective Time in connection with such indemnified party serving as a director or officer of the Company or any subsidiary.

In addition, Parent has agreed to maintain or cause the Surviving Company to maintain, for seven years after the Effective Time, a directors’ and officers’ liability insurance policy  covering those persons who, as of immediately prior to the Effective Time, are covered by the Company’s current directors’ and officers’ liability insurance policy on terms and conditions which are, in the aggregate, no less advantageous to the insured parties than those of the Company’s present directors’ and officers’ liability insurance policy. In the alternative, Parent may cause the Surviving Company to purchase a “run off” policy providing for such coverage, provided that Parent will not be required to expend for the “run off” insurance in excess of 300% of the annual premiums currently paid by the Company for its officers’ and directors’ liability insurance.

For more details on the indemnification and insurance arrangements for our directors and officers, see “The Merger Agreement; Other Agreements—The Merger Agreement—Indemnification and Insurance” beginning on page 65.

Change of Control Payments

Our Compensation Committee and the Board of Directors have approved arrangements with certain of our executive officers providing for cash awards upon the closing of the Merger as follows: (i) Mr. Hugo Goldman, our Chief Financial Officer - $150,000 and (ii) Ms. Sarit Soccary, our Vice President Strategy and Business Development - $150,000.

In addition, pursuant to our existing employment agreement, dated October 8, 2016, with Philippe Schaison, the CEO of Syneron Candela North America and Global Executive Vice President Strategy and Business Development, upon the closing of the Merger, Mr. Schaison will be entitled to a one-time payment of $5.0 million paid at the closing of the Merger.

Executive Arrangements after the Merger

Our Compensation Committee and the Board of Directors have extended to six months the notice period required prior to termination or effective termination of the employment of any executive officer during the one-year period following the closing of the Merger, except for (i) the notice period for Mr. Amit Meridor, our Chief Executive Officer, whose notice period is nine months under our existing arrangement with him, (ii) the notice period for Avi Huppert, our Vice President of R&D and Chief Operating Officer, whose notice period is 12 months and (iii) Mr. Schaison, who, in lieu of such notice period, under a Change of Control (as defined in Mr. Schaison's employment agreement), will receive the following benefit, subject to Mr. Schaison's execution of a general release of claims against the Company:

•
In the event Mr. Schaison’s employment is terminated within one year of closing of the Merger without cause or for Good Reason (as defined below), then Mr. Schaison will be entitled to (i) his monthly base salary for a period of 36 months plus three times his annual target bonus and (ii) if Mr. Schaison chooses to elect health and dental insurance coverage in accordance with the Consolidated Omnibus Budget Reconciliation Act of 1985 (which we refer to as COBRA), the Company will pay the entire premium payments for his health and dental insurance coverage under COBRA for a period of 36 months (in certain cases, the Company will instead pay Mr. Schaison an amount, as a taxable payment in a lump sum, subject to required withholding, equal to the value of such COBRA coverage, as determined in the Company’s sole and absolute discretion).  These benefits are subject to Mr. Schaison’s execution of a general release of claims against the Company.

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During the notice period, the applicable executive officer would receive his then monthly salary and would not be required to work, although it is expected that such executive officer would be available to answer any questions.  Effective termination means the occurrence of one of the following with respect to the position of the relevant executive officer:

•	material change in job scope;

•	adverse change in remuneration (if applicable country labor laws consider this to be termination of employment); or

•	requirement to relocate beyond the country border or beyond a 100 kilometer (60 mile) distance.

There is no obligation to pay if the executive officer resigns or is terminated for cause.

In addition, if such executive officer’s employment is terminated or constructively terminated within one year of the closing of the Merger (or such later period at the discretion of Parent), each executive officer will be entitled to receive a pro rata portion of such executive officer’s annual bonus for the year of termination or constructive termination based on such executive officer’s key performance indicator achievement at the time of termination or constructive termination.  The payment date of such bonus will be the date of termination or constructive termination of the executive officer.  Constructive termination means the occurrence of one of the following with respect to the position of the relevant executive officer:

•	material change in job scope; or

•	requirement to relocate beyond the country border or beyond a 100 kilometer (60 mile) distance.

There is no obligation to pay if the executive officer resigns or is terminated for cause.

In addition, pursuant to our existing employment agreement with Mr. Schaison, in the event Mr. Schaison’s employment is terminated within one year of closing of the Merger without cause or for Good Reason (which is defined below), subject to Mr. Schaison’s execution of a general release of claims against the Company, then Mr. Schaison will be entitled to receive the following:

•
monthly base salary for a period of 36 months plus three times his annual target bonus, with the first payment made on 60th day following the date of termination of employment and remaining payments payable in regularly bi-monthly installments for the remainder of 36-month period; and

•
if Mr. Schaison chooses to elect health and dental insurance coverage in accordance with the Consolidated Omnibus Budget Reconciliation Act of 1985 (which we refer to as COBRA), the Company will pay the entire premium payments for his health and dental insurance coverage under COBRA for a period of 36 months beginning immediately after the date of termination of employment; notwithstanding the foregoing, in the event the Company determines that the provision of COBRA coverage on the terms set forth above constitutes a violation of the Affordable Care Act, or creates a discriminatory self-insured group health plan to which Section 105(h) of the Code applies, then the provisions of COBRA on those terms and conditions will cease to apply (or not apply) and the Company will pay Mr. Schaison an amount, as a taxable payment in a lump sum, subject to the required withholding of income and wage taxes, equal to the value of such COBRA coverage, as determined in the Company’s sole and absolute discretion.

Mr. Schaison’s employment agreement defines “Good Reason” to mean any of the following: (i) any material diminution in Mr. Schaison’s authority, duties or responsibilities; provided that a change in job description will not be deemed a “material diminution” unless his new authority, duties or responsibilities are substantially reduced from the prior authority, duties or responsibilities; (ii) Mr. Schaison’s salary is reduced by more than 10% below his salary in effect at any time during the preceding 12 months, other than an across-the-board reduction in the base compensation of the officers and senior management employees of the Company, its subsidiaries and affiliated entities necessitated by the business or financial condition of the Company, its subsidiaries and affiliated entities, and that does not adversely affect Mr. Schaison to a greater extent than other such persons; (iii) a material change in the geographic location in which he must perform his duties which is more than 80 miles from the current location, without his prior written consent; or (iv) a material breach by the Company of the terms of Mr. Schaison’s employment agreement; provided that Mr. Schaison’s resignation will not be deemed termination for Good Reason unless (i) he gives notice to the Company within 30 days of the initial existence of such condition, (ii) the Company fails to cure the condition within 30 days of receipt of notice from Mr. Schaison; and (iii) Mr. Schaison thereafter separates from service with the Company not later than 90 days following initial existence of the condition claimed to constitute Good Reason.

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THE MERGER AGREEMENT; OTHER AGREEMENTS

This section of the Proxy Statement describes the material provisions of the Merger Agreement and the Voting Agreement, but does not purport to describe all of the terms of those agreements and may not contain all of the information that is important to you. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement and the Voting Agreement, which are attached as Appendix A and Appendix B, respectively, to this Proxy Statement and are incorporated by reference into this Proxy Statement. You are urged to read the Merger Agreement carefully and in its entirety because it is the legal document that governs the Merger. The Merger Agreement is not intended to provide you with any other factual information about us. Such information can be found elsewhere in this Proxy Statement and in the public filings we make with the SEC, as described in the section entitled "Where You Can Find More Information" beginning on page 74.

The Merger Agreement

Structure of the Merger

Subject to the terms and conditions of the Merger Agreement and in accordance with Israeli law, Merger Sub, a wholly-owned indirect subsidiary of Parent, will be merged with and into the Company, following which Merger Sub will cease to exist and the Company shall continue as the Surviving Company in the Merger and shall become a wholly-owned subsidiary of Parent. The Merger will be effected by way of a statutory merger pursuant to Sections 314-327 of the Companies Law, which require, among other things, the adoption and approval of a simple majority of the voting power present, in person or by proxy, and voting at a meeting of the Company’s shareholders (not including abstentions and broker non-votes), excluding the voting power of any Ordinary Shares that are held by Merger Sub, Parent or by any person or entity holding, directly or indirectly, at least 25% of the means of control of either Merger Sub or Parent, or any person or entity acting on behalf of either Merger Sub or Parent or any person or entity described in the previous clause, including any of their affiliates.

Merger Consideration

As a result of the Merger, each Ordinary Share issued and outstanding immediately prior to the Effective Time (other than the Cancelled Shares) will be canceled and converted into the right to receive US $11.00 in cash, without interest and subject to the withholding of any applicable taxes.

At the Effective Time, the portion of each outstanding option to purchase one Ordinary Share that is unexercised immediately prior to the Effective Time, whether vested or unvested, will be canceled and converted into the right to receive an amount in cash equal to the excess, if any, of the Merger Consideration over the applicable exercise price of such option, without interest.

At the Effective Time, the portion of each outstanding RSU, representing the right to receive one Ordinary Share of the Company, that is unsettled immediately prior to the Effective Time, whether vested or unvested, will be canceled and converted into the right to receive an amount in cash equal to the excess, if any, of the Merger Consideration over the applicable purchase price per Ordinary Share of such RSU, without interest.

The proceeds payable to the holders of such options or RSUs (or Ordinary Shares that were issued upon the exercise of such options or RSUs) will be subject to any withholdings required by applicable law and if such options or RSUs were intended to be granted pursuant to Section 102(b) of the Tax Ordinance and is held by the Section 102 Trustee, the proceeds will be held by the Section 102 Trustee until such proceeds become distributable in accordance with that provision, the Options Tax Ruling (if obtained) and applicable law.

Representations and Warranties

The Merger Agreement contains a number of representations and warranties made by the Company on the one hand, and by Parent and Merger Sub, on the other hand. The representations and warranties in the Merger Agreement were made solely for the benefit of the parties to the Merger Agreement. The assertions embodied in those representations and warranties were made for purposes of specific provisions of the Merger Agreement and are subject to the qualifications and limitations referenced therein, some of which are contained in confidential disclosure schedules. In addition, certain representations and warranties were made as of a specified date or may be subject to a contractual standard of materiality different from what might be viewed as material to shareholders. For the foregoing reasons, you should not rely on the representations and warranties as statements of factual information.

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Representations made by the Company to Parent and Merger Sub in the Merger Agreement relate to, among other things:

•	our and our subsidiaries’ due organization, valid existence, good standing, corporate power and qualification;

•	our and our subsidiaries’ articles of association, certificate of incorporation, bylaws or similar governing documents;

•	ownership of our subsidiaries;

•	our capitalization, capital structure and equity securities;

•	our corporate power and authority to enter into the Merger Agreement and consummate the transactions contemplated thereby and the enforceability of the Merger Agreement against the Company;

•	required consents, authorizations, permits or approvals of and filings with governmental entities;

•	absence of any conflict with our or our subsidiaries’ charter documents, laws, agreements and instruments;

•	the revenues of the Company and our Israeli subsidiaries for the fiscal year ending December 31, 2016;

•	accuracy of documents filed with the SEC and compliance with SEC regulations, the status of the Company as a “foreign private issuer”, internal controls over financial reporting;

•
conformity of the Company’s financial statements with applicable accounting requirements and that the financial statements fairly present, in all material respects, the consolidated financial position of the Company;

•	absence of undisclosed liabilities;

•	the absence of certain changes or events since December 31, 2016;

•	absence of material pending or threatened legal proceedings or claims and the absence of such since January 1, 2014 against us and our subsidiaries;

•
our and our subsidiaries’ compliance with applicable law, including with respect to Foreign Corrupt Practices Act and Office of Foreign Asset Control matters, and laws relating to encryption and other restricted technology and export laws;

•	our and our subsidiaries’ material contracts;

•	certain tax matters related to us or our subsidiaries;

•	employees, employee benefits plans and other agreements, plans and policies with or concerning our and our subsidiaries’ employees;

•	labor and employment matters affecting us or our subsidiaries;

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•	intellectual property matters related to us or our subsidiaries;

•	compliance with data privacy requirements;

•	environmental matters related to us or our subsidiaries ;

•	matters related to real property of us or our subsidiaries;

•	personal property and good title to assets and leaseholds of us and our subsidiaries;

•	healthcare regulatory compliance and availability of and compliance with permits to conduct the business by us and our subsidiaries;

•	product warranties and recalls;

•	our and our subsidiaries material suppliers;

•	our and our subsidiaries product liability;

•	grants, incentives and subsidies received from governmental entities;

•	insurance policies and related matters;

•	the inapplicability of anti-takeover laws;

•
the affirmative vote of the holders (either in person or by proxy) of a majority of the outstanding Ordinary Shares that are present at the Meeting to adopt and approve the Merger Agreement at the Meeting has been obtained (which we refer to as the Company Shareholder Approval);

•	accuracy of statements in this Proxy Statement;

•	receipt of opinion of financial advisor;

•	absence of any obligation to pay brokers’ or other similar fees; and

•	related party transactions.

Representations made by Parent and Merger Sub to the Company in the Merger Agreement relate to, among other things:

•	Parent’s and Merger Sub’s due organization, valid existence, good standing, corporate power and qualification;

•	the business and purpose of Parent and Merger Sub;

•
Parent’s and Merger Sub’s corporate power and authority to enter into the Merger Agreement and consummate the transactions contemplated thereby and the enforceability of the Merger Agreement against Parent and Merger Sub;

•	required consents, approvals and filings with governmental entities;

•	absence of any conflict with Parent’s or Merger Sub’s organizational documents, laws and agreements;

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•	delivery of a true, complete and correct copy of the equity commitment letter;

•	absence of any obligation to pay brokers’ or other similar fees;

•	accuracy of statements in this Proxy Statement;

•	no ownership of Ordinary Shares in the Company; and

•	absence of claims pending or to the knowledge of Parent, threatened against Parent or Merger Sub that would constitute a Parent Material Adverse Effect.

Significant portions of the representations and warranties of the Company are qualified as to “materiality” or “Material Adverse Effect.”  “Material Adverse Effect” means any fact, circumstance, event, change, effect or occurrence that, individually or in the aggregate with all other facts, circumstances, events, changes, effects, or occurrences, (A) has or would be reasonably expected to have a material adverse effect on the business, results of operations or financial condition of the Company and its subsidiaries taken as a whole or (B) that prevents or materially delays or materially impairs, or that would reasonably be expected to prevent, materially delay or materially impair, the Company’s ability to perform its obligations under the Merger Agreement or consummate the transactions contemplated thereby on a timely basis; provided, however, that in determining whether a Material Adverse Effect has occurred pursuant to clause (A) above, there shall be excluded any fact, circumstance, event, change, effect or occurrence on the Company and its subsidiaries to the extent caused by, resulting from or relating to, in each case, in Israel, the United States, Europe, Asia or any specific country or region in the world where the Company or any of its subsidiaries has operations: (i) any change in laws of general applicability or published interpretations thereof by courts or governmental entities or in U.S. GAAP after the date of the Merger Agreement, (ii) the announcement or pendency of the Merger Agreement or the transactions contemplated thereby, including to the extent arising out of or resulting therefrom, the impact on the relationships, contractual or otherwise, with officers, employees, customers, suppliers, distributors, resellers, licensors or other business partners as well as the identity of Parent and any announced plans or intentions of Parent with respect to the Company or the business of the Company and its subsidiaries following the closing of the Merger; (iii) the taking of any action required by the Merger Agreement, or the failure to take any action to which Parent has approved or required by the Merger Agreement; (iv) any changes in general economic conditions or in prevailing interest rates, currency exchange rates or the financial or capital markets (including changes in securities trading prices and volumes) generally affecting the industries and geographies in which the Company and its subsidiaries operate; (v) the failure by the Company and its subsidiaries to meet internal or published projections or forecasts or published revenue or earnings predictions (but not the underlying causes thereof); (vi) hurricanes, earthquakes, floods or other natural disasters; (vii) the commencement of a war, armed hostilities or acts of sabotage or terrorism (including any escalation or general worsening of any such acts of war, armed hostilities, sabotage or terrorism); (viii) any changes in political conditions, (ix) any legal proceedings brought or threatened by any of the current or former shareholders of the Company (on their own behalf or on behalf of the Company) relating to the Merger Agreement or any of the transactions contemplated thereby; or (x) any of the items specified in confidential disclosures provided to Parent by the Company to the extent (1) arising after the date of the Merger Agreement and (2) the Company did not have knowledge prior to the date of the Merger Agreement that such fact, circumstance, event, change, effect or occurrence would arise (provided that the qualifications in clauses (1) and (2) of this clause (x) shall not apply to certain items described in such confidential disclosure schedules); provided, that the effect of such changes described in clauses (i), (iv), (vi), (vii) or (viii) shall not be excluded to the extent of the disproportionate impact, if any, they have on the Company and its subsidiaries relative to other companies of comparable size in the industries in which the Company and its subsidiaries operate.

Some of the representations and warranties of Parent and Merger Sub are qualified as to “materiality” or “Parent Material Adverse Effect”.  A Parent Material Adverse Effect means any fact, circumstance, event, change, effect or occurrence that, individually or in the aggregate with all other facts, circumstances, events, changes, effects, or occurrences prevents or materially delays or materially impairs, or that would reasonably be expected to prevent, materially delay or materially impair, Parent’s ability to perform its obligations under the Merger Agreement or consummate the transactions contemplated thereby.

The representations and warranties in the Merger Agreement do not survive or continue in force or effect following the consummation of the Merger.

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Conduct of Business by the Company

Except as otherwise expressly contemplated or permitted by the Merger Agreement, as required by applicable law, or as included in the exceptions in the confidential disclosures provided by the Company to Parent or with the prior written consent of Parent, during the period from the signing of the Merger Agreement to the Effective Time (or valid termination of the Merger Agreement), the Company and its subsidiaries will (i) conduct its business in the ordinary course consistent with past practice and (ii) use reasonable best efforts to maintain and preserve intact its business organization, and its rights, authorizations, franchises and other authorizations issued by governmental entities, preserve its business relationships with customers, vendors, distributors and others doing business with it and retain the services of its officers and key employees.

Except as otherwise expressly contemplated or permitted by the Merger Agreement, as required by applicable law, or as included in the exceptions in the confidential disclosures provided by the Company to Parent, during the period from the signing of the Merger Agreement to the Effective Time (or valid termination of the Merger Agreement), the Company has further agreed to not take (nor permit its subsidiaries to take) any of the following actions without the prior written consent of Parent:

•
amend its certificate of incorporation or bylaws or other applicable organizational documents, adjust, split, combine or reclassify any equity interest or enter into a plan of consolidation, merger, share exchange, share acquisition, reorganization or complete or partial liquidation with any person;

•
issue, grant, sell, dispose of, redeem or repurchase any equity securities or equity-based award in the Company or any of its subsidiaries, or securities convertible into, or exchangeable or exercisable for, any such equity securities or awards, or any rights of any kind to acquire any such equity securities or such convertible or exchangeable securities (subject to certain exceptions);

•
declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of the Ordinary Shares or other shares of capital stock or equity interests of the Company or its subsidiaries (except for any dividend or distribution by a wholly-owned subsidiary of the Company to the Company or another wholly-owned subsidiary of the Company);

•
sell, license, transfer, mortgage, encumber or otherwise dispose of, abandon or fail to maintain any assets, rights or businesses of the Company or its subsidiaries, in each case other than dispositions not exceeding $1,000,000 in the aggregate;

•
acquire any business organization or division thereof or any assets, in each case other than purchases of equipment and other assets in the ordinary course of business or acquisitions not exceeding $1,000,000 in the aggregate;

•
incur, assume, refinance or guarantee any indebtedness for borrowed money (other than indebtedness among the Company and/or wholly-owned subsidiaries) or issue any debt securities, or assume or guarantee any indebtedness for borrowed money of any person, except for borrowings in the ordinary course of business in an amount not to exceed $2,500,000 in the aggregate outstanding at one time;

•	enter into any swap or hedging transaction or other derivative agreement;

•	make any loans, advances or capital contributions to, or investments in, any other person (other than to any wholly-owned subsidiary of the Company) in excess of $1,000,000 in the aggregate;

•
enter into any contract involving or providing for the settlement (or proposed settlement) of, or other arrangements with respect to, any claims or threatened claim  with a governmental entity, that involves payments after the date of the Merger Agreement, in the aggregate, in excess of $500,000 or that materially restricts or imposes material obligations on the Company and its subsidiaries (with the exception of settlements regarding shareholder litigation related to the Merger Agreement);

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•
commence any claim, except with respect to claims involving amounts less than $500,000 individually or $1,000,000 in the aggregate, or in connection with a breach of the Merger Agreement or any other agreements contemplated by the Merger Agreement;

•
enter into, amend in any material respect, waive compliance with any material rights with respect to, or cancel or terminate any material contract or contract which if entered into prior to the date of the Merger Agreement would be a material contract, in each case other than renewals of material contracts in the ordinary course of business with terms and conditions of the renewed material contract substantially similar to the existing material contract being so replaced;

•
except for the expenditures contemplated by and consistent with the capital expenditure budget set forth in the confidential disclosures provided by the Company to Parent, make, or commit to make, or otherwise authorize any capital expenditures in excess of an amount equal to, in the aggregate, 20% of the Company’s total capital expenditure budget for the relevant period;

•
except as required by law or the terms of any employee benefit plan in effect as of the Merger Agreement or as disclosed in the confidential disclosures provided by the Company to Parent: (i) increase the compensation or benefits of any of the Company’s  employees other than increases made in the ordinary course of business, consistent with past practice for employees with total annual cash compensation of less than $150,000; (ii) grant or pay any performance bonus, change-in-control, retention bonus, severance or termination pay to any of the Company’s  employees; (iii) establish, adopt, enter into, amend, terminate or grant any waiver or consent under any employee benefit plan; (iv) grant any equity or equity-based awards; (v) hire, or terminate the employment of, any of the Company’s  employees, other than for cause, except for individuals who have a total annual cash compensation target (including (x) base salary or wages and (y) bonus and commissions) of less than $100,000 in the ordinary course of business consistent with past practice; (vi) except with respect to options and RSUs, take any action to accelerate the vesting or time of payment of any compensation or benefit under or waive any performance conditions with respect to any employee benefit plan or awards made thereunder; (vii) loan or advance any money or other property to any present or former director, officer or employee of the Company or its subsidiaries; (viii) increase or accelerate the funding obligation or contribution rate of any employee benefit plan; (ix) approve, enter into, adopt or establish any obligation to gross-up, indemnify or otherwise reimburse any of the Company’s  employees for any tax incurred by such employee, including under Section 409A or 4999 of the Code; or (x) grant any of the Company’s  employees the right to receive an additional payment (including any tax gross up or other payment (including any tax gross up or other payment) as a result of the imposition of any taxes;

•
announce, implement or effect any reduction in force, layoff or other program resulting in the termination of employees, in each case, that would trigger the Worker Adjustment and Retraining Notification Act or similar law;

•
make any changes in its methods, practices or policies of financial accounting, except as may be required under law, rule, regulation or U.S. GAAP, in each case as approved in writing by the Company’s independent public accountants;

•
make or change any tax election, file any amended tax returns, settle or compromise any material tax liability of the Company or any of its subsidiaries, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of taxes of the Company or any of its subsidiaries, enter into any closing agreement with respect to any tax or surrender any right to claim a tax refund, incur any material liability for taxes outside the ordinary course of business or make any material changes in its methods, practices or policies of tax accounting;

•
fail to use its reasonable best efforts to maintain in full force and effect the existing insurance policies of the Company and its subsidiaries or to replace such insurance policies with comparable insurance policies covering the Company, its subsidiaries and their respective properties, assets and businesses;

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•
apply for or accept any funding from any governmental entity, which is extended to support the Company’s research and development operations, or any material funding from any other governmental entity;

•	enter into, engage in or amend any transaction or contract with any affiliate, officer, director, manager, employee, shareholder, equityholder, member or manager of the Company;

•	terminate or materially default under any lease;

•	transfer, convey or assign any intellectual property that is material to the conduct of the business of the Company and its subsidiaries, taken as a whole;

•
make any material changes to any material internal and posted policies and terms of use relating to data, privacy, personal data and IT assets security or make any material changes in the operation or protection of any material IT assets; or

•	agree to, or make any commitment to, take any of the actions prohibited by any of the above.

Prior to closing, the Company will, and will cause each of its subsidiaries to, use their commercially reasonable efforts to cause the cash of the Company and its subsidiaries to be available for use by or distribution to Parent promptly following the closing. However, nothing in this requirement requires the Company or any of its subsidiaries to take any action prior to the Effective Time if the Company determines in good faith that such action could reasonably be expected to (i) result in tax obligations or other costs or expense to the Company or any of its subsidiaries, (ii) adversely affect the Company’s or any of its subsidiaries’ tax or financial reporting positions, (iii) adversely affect the ability of the Company and its subsidiaries to operate their respective businesses in the ordinary course, consistent with past practice, or (iv) be prohibited by law.

Nothing contained in in the Merger Agreement is intended to give Parent, directly or indirectly, the right to control or direct the Company’s or its subsidiaries’ operations prior to the Effective Time.

Company Shareholders Meeting, Proxy Statement and Board Recommendation

The Company has agreed, no later than the fifth business day following the execution of the Merger Agreement, to duly call, give notice of and convene (in accordance with applicable law) the Meeting for the purpose of obtaining the Company Shareholder Approval. The Company has agreed to furnish this Proxy Statement to the SEC on Form 6-K as soon as reasonably practicable following the date of the Merger Agreement, but in no event later than the fifteenth business day after the date thereof, and to use its reasonable best efforts to cause this Proxy Statement to be mailed to its shareholders as promptly as practicable. Unless the Merger Agreement is terminated pursuant to the termination provisions of the Merger Agreement or as Parent and the Company may otherwise agree, the Meeting shall be held no later than 70 days after the publication of the notice regarding the Meeting.

In addition, except to the extent there has been a Company Board Recommendation Change (as described below) the Company has agreed use its reasonable best efforts to solicit from its shareholders “FOR” votes in favor of the adoption and approval of the Merger. The Company has also agreed to include in this Proxy Statement the written opinion of Barclays and the Company’s Board of Directors recommendation of the Merger, unless the Company’s Board of Directors has made a Company Board Recommendation Change.

Merger Proposal

The Company and Merger Sub have agreed that they will, as promptly as reasonably practicable after the execution of the Merger Agreement, cause a merger proposal (in the Hebrew language) to be executed in accordance with Section 316 of the Companies Law and within three (3) days from the calling of the Meeting, delivered to the Israeli Registrar of Companies. The Company and Merger Sub have further agreed to within three (3) days after the date the merger proposal is delivered to the Israeli Registrar of Companies, provide a copy of the merger proposal to their secured creditors, if any.

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In addition, each of the Company and, if applicable, Merger Sub, agreed to (i) on the day the merger proposal is submitted to the Israeli Registrar of Companies, publish a notice to its creditors in two (2) daily Hebrew newspapers, (ii) within three (3) business days after submitting the merger proposal to the Israeli Registrar of Companies, publish a notice to its foreign, substantial creditors in a popular newspaper circulated in New York as may be required by applicable law, (iii) within four (4) business days after submitting the merger proposal to the Israeli Registrar of Companies, send a notice by registered mail to all of the “Substantial Creditors” (as such term is defined in the relevant regulations promulgated under the Companies Law (which we refer to as the Merger Regulations)), if any, of which the Company or Merger Sub, as applicable, is aware, and (iii) within three (3) business days after submitting the merger proposal to the Israeli Registrar of Companies, send to the Company’s “employees committee” or display in a prominent place at the Company’s premises, a copy of the notice published in the daily Hebrew newspaper.

Furthermore, the Company and Merger Sub have agreed that within three (3) days following the completion of all abovementioned actions, in accordance with Section 5 of the Merger Regulations, to inform the Israeli Registrar of Companies that a notice was given to their respective creditors under Section 318(a) of the Companies Law and under Section 3 of the Merger Regulations, in the form required by the Merger Regulations.

Not later than three (3) days after the Company Shareholder Approval is received, the Company will inform the Israeli Registrar of Companies of such adoption and approval, and the Company and Merger Sub will request that the Israeli Registrar of Companies declare the Merger effective and issue the certificate of merger.  It is the intention of the parties that the Merger shall be declared effective and the certificate of merger shall be issued on the closing date of the Merger, as a condition to the closing taking place.

The sole shareholder of Merger Sub will approve the Merger on the date that the Company Shareholder Approval is obtained, subject to the satisfaction or waiver of other conditions to closing.  No later than three (3) days after the date of such approval, Merger Sub will inform the Israeli Registrar of Companies of such approval.

No Solicitation

Until May 10, 2017 (which we refer to as the No-Shop Period Start Date), the Company has the right to (i) initiate, solicit and encourage any inquiry or the making of any proposal or offer that could constitute a Company Acquisition Proposal (as defined below), and (ii) cooperate or participate in any discussions or negotiations with any persons or group of persons with respect to any proposal or offer that could lead to a Company Acquisition Proposal.  Without in any way limiting the exercise by the Company’s Board of Directors of its fiduciary duties, prior to the No-Shop Period Start Date, the Company will not publicly comment on any Company Acquisition Proposal.

The term “Company Acquisition Proposal” means any proposal or offer from any person (other than Parent or any of its subsidiaries) relating to any (i) direct or indirect acquisition, purchase or sale of assets that constitute 20% or more of the consolidated revenues, net income or consolidated assets of the Company and its subsidiaries, (ii) liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries, (iii) merger, reorganization, recapitalization, share exchange, consolidation, business combination or similar transaction involving the Company or any of its subsidiaries or (iv) direct or indirect purchase or sale of, or tender or exchange offer for, securities of the Company or any of its subsidiaries that, if consummated, would result in any person or “group” (as defined in the Exchange Act) of persons beneficially owning securities representing 20% or more of the equity or total voting power of the Company, any of its subsidiaries or the surviving parent entity in such transaction.

The term “Excluded Party” means any person or group of persons from whom the Company has received, prior to the No-Shop Period Start Date, a bona fide written Company Acquisition Proposal that (x) the Company’s Board of Directors has concluded in good faith (after consultation with the Company’s outside legal and financial advisor), prior to the No-Shop Period Start Date, constitutes a Superior Proposal (as defined below) or is reasonably expected to lead to a Superior Proposal, (y) remains pending as of the No-Shop Period Start Date and (z) as of any date following the No-Shop Period Start Date, has not been withdrawn or otherwise abandoned.

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Except as may relate to any Excluded Party (but only for so long as such person or group is an Excluded Party) or as expressly permitted by the “No Solicitation” provisions in the Merger Agreement, from the No-Shop Period Start Date continuing until the Effective Time or, if earlier, the date on which the Merger Agreement is terminated in accordance with the termination provisions of the Merger Agreement, the Company will not, directly or indirectly:

•
initiate, solicit, knowingly encourage or knowingly facilitate the submission of any proposals, offers or inquiries that constitute or could reasonably be expected to lead to any Company Acquisition Proposal;

•	have any discussions or negotiations with or provide any confidential information or data to any person relating to a Company Acquisition Proposal;

•
withdraw, change, amend, modify or qualify, or otherwise publicly propose to withdraw, change, amend, modify or qualify, in a manner adverse to Parent, the recommendation by the Company’s Board of Directors that the Company’s shareholders adopt and approve the Merger or approve or recommend, or propose publicly to approve or recommend, any Company Acquisition Proposal (which we refer to as a Company Board Recommendation Change); or

•	approve or recommend, or execute or enter into, any contract related to any Company Acquisition Proposal.

In addition, except as may relate to any Excluded Party (but only for as long as such person or group is an Excluded Party) or as expressly permitted by the “No Solicitation” provisions of the Merger Agreement, from and after the No-Shop Period Start Date, the Company will immediately cease any activities, discussions or negotiations with any persons, other than Parent and its affiliates, with respect to any Company Acquisition Proposal, including immediately revoking or withdrawing access of such person, other than Parent or any Excluded Party (but only for as long as such person or group is an Excluded Party), to any data room containing any non-public information previously furnished.

Promptly after the No-Shop Period Start Date, the Company shall also request that each person (other than Parent or any Excluded Party) that has executed a confidentiality agreement that is then still in effect to promptly return or destroy all non-public information furnished to such person on behalf of the Company prior to the No-Shop Period Start Date.  Promptly following the date that a person no longer constitutes an Excluded Party, the Company shall also request that such person promptly return or destroy all non-public information furnished to such person on behalf of the Company.

Notwithstanding the foregoing provisions, prior to the time the Company Shareholder Approval is obtained, in the event that the Company receives after the date of the Merger Agreement an unsolicited (except as before the No-Shop Period Start Date) bona fide written Company Acquisition Proposal that did not result from a material breach of the “No Solicitation” provisions of the Merger Agreement and the Company’s Board of Directors (x) concludes in good faith (after consultation with the Company’s outside legal and financial advisor) that such Company Acquisition Proposal constitutes a Superior Proposal or is reasonably expected to lead to a Superior Proposal and (y) concludes in good faith after consultation with the Company’s outside legal advisor that the failure to take the following actions would be inconsistent with its fiduciary duties under applicable law, the Company may have discussions or negotiations with and provide confidential information or data to the person making such Company Acquisition Proposal and/or afford to such person access to the business or other non-public information or to any personnel of the Company.

However, (i) prior to providing any confidential information or access to, or having discussions or negotiations with, any person making such Company Acquisition Proposal, the Company must have entered into an confidentiality agreement with such person that contains terms that are no less favorable to the Company than those contained in the confidentiality agreement with Parent, (ii) the Company will provide to Parent any information that was not previously provided or made available to Parent prior to (or contemporaneously with) providing any such information to such person making such Company Acquisition Proposal, and (iii) information shared with such person making such Company Acquisition Proposal will be subject to customary “clean room” procedures.

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The term “Superior Proposal” means a bona fide written Company Acquisition Proposal (with all references in the definition of Company Acquisition Proposal to “twenty percent (20%)” changed to “fifty percent (50%)” for purposes of this definition) made by any person on terms that the Company’s Board of Directors determines in good faith, after consultation with the Company’s outside financial and legal advisors, is reasonably likely to be consummated in accordance with its terms on a timely basis and would result in a transaction that is more favorable to the Company’s shareholders from a financial point of view than the Merger, after taking into account (i) the legal and financial aspects of the offer or proposal, (ii) the likelihood and timing of consummation and (iii) any changes to the terms of the Merger Agreement proposed by Parent and any other information provided by Parent.

From and after the No-Shop Period Start Date, the Company shall notify Parent promptly (but in any event no longer than forty-eight hours): (i) after receipt of any Company Acquisition Proposal or an inquiry that could reasonably be expected to lead to a Company Acquisition Proposal, which notice shall include the identity of the person making such proposal or inquiry and copies of all proposals and drafts of proposed agreements related thereto (including financing commitments) or a written summary of the material terms of such proposal or inquiry if not made in writing and (ii) of any change to the material terms of any Company Acquisition Proposal or inquiry that could reasonably be expected to lead to a Company Acquisition Proposal.  From and after the No-Shop Period Start Date, the Company shall keep Parent reasonably informed of the status of any Company Acquisition Proposal.

Prior to the time the Company Shareholder Approval is obtained, the Company’s Board of Directors may (A) make a Company Board Recommendation Change or (B) terminate the Merger Agreement in accordance with the termination provisions of the Merger Agreement in order to enter into a definitive agreement to effect a transaction constituting a Superior Proposal, if:

•
the Company receives a bona fide Company Acquisition Proposal that did not result from a material breach of the “No Solicitation” provisions of the Merger Agreement and the Company’s Board of Directors determines in good faith (after consultation with the Company’s outside legal and financial advisors) that such Company Acquisition Proposal constitutes a Superior Proposal;

•	the Company provides Parent prior written notice of its intention to take such action;

•
for at least four (4) business days after Parent’s receipt of such notice, the Company has negotiated with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of the Merger Agreement so that such Company Acquisition Proposal ceases to constitute a Superior Proposal (it being understood and agreed that any revision to the material terms of such Superior Proposal shall require a new notice by the Company to Parent on only two occasions following delivery of the original notice by the Company to Parent and not with respect to any subsequent revisions to the material terms of such Superior Proposal after such two occasions, and the Company will, on such two occasions, comply again with the provisions herein with respect to such new notice; provided that references to the four (4) business day period shall be deemed to be references to a two (2) business day period with respect to such two occasions); and

•
at the end of the period (or periods) referred to in the bullet point above, if Parent and Merger Sub shall have delivered (prior to or at the end of such period or periods) to the Company a written bona fide offer to alter the terms or conditions of the Merger Agreement, the Company’s Board of Directors has concluded in good faith (after consultation with the Company’s outside legal and financial advisors) that such Company Acquisition Proposal still constitutes a Superior Proposal after giving effect to all of the adjustments which may be offered by Parent and that a failure to make a Company Board Recommendation Change or to terminate the Merger Agreement in order to enter into a definitive agreement with respect to such Superior Proposal would result in a violation of its fiduciary duties under applicable law.

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Prior to the time the Company Shareholder Approval is obtained, the Company’s Board of Directors may also make a Company Board Recommendation Change if:

•
there is an event, development or change in circumstances that is material to the Company that does not relate to any Company Acquisition Proposal and was not known or reasonably foreseeable as of the date of the Merger Agreement (any such event, development or change in circumstances, we refer to as an Intervening Event);

•
the Company’s Board of Directors determines in good faith (after consultation with outside legal and financial advisors) that, as a result of such Intervening Event, failure to make a Company Board Recommendation Change would be inconsistent with its fiduciary duties under applicable law;

•	the Company provides Parent prior written notice of the Company’s intention to make a Company Board Recommendation Change;

•
for at least four (4) business days after Parent’s receipt of such notice, the Company has negotiated Parent in good faith to make such adjustments in the terms and conditions of the Merger Agreement in order to obviate the need to make such Company Board Recommendation Change; and

•
at the end of the period referred to the bullet point above, if Parent shall have delivered to the Company a written bona fide offer to alter the terms or conditions of the Merger Agreement, the Company’s Board of Directors has concluded in good faith (after consultation with outside legal and financial advisors) that, as a result of such Intervening Event, failure to make a Company Board Recommendation Change would still be inconsistent with its fiduciary duties under applicable law after giving effect to all of the adjustments which may be offered by Parent.

Nothing contained in the Merger Agreement will prevent the Company or Company’s Board of Directors from taking and disclosing to the Company’s shareholders a position contemplated by Rule 14e-2(a) under the Exchange Act (or any similar communication under Israeli law) or a position contemplated by Section 329 of the Israel Companies Law or complying with Rule 14d-9 under the Exchange Act with respect to a Company Acquisition Proposal. However, such rules will in no way eliminate or modify the effect that any action pursuant to such rules would otherwise have under the Merger Agreement. In addition, any such disclosure (other than a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) will be deemed to be a Company Board Recommendation Change unless the Company’s Board of Directors expressly and concurrently reaffirms its recommendation of the Merger in such disclosure or similar communication.

Efforts to Consummate the Merger

Each of Parent, Merger Sub and the Company has agreed to use their reasonable best efforts to (i) consummate the transactions contemplated by the Merger Agreement, (ii) comply promptly with all laws which may be imposed on such party with respect to the transactions contemplated by the Merger Agreement; (iii) defend all lawsuits or other proceedings challenging or affecting the Merger Agreement or the consummation of the transactions contemplated by the Merger Agreement until the issuance of a final, non-appealable order with respect to each such lawsuit or other proceeding, (iv) seek to have lifted or rescinded any injunction or restraining order which may adversely affect the ability of the parties to consummate the transactions contemplated by the Merger Agreement, in each case until the issuance of a final, non-appealable order with respect thereto and (v) seek to resolve any objection or assertion by any governmental entity challenging the Merger Agreement or the transactions contemplated by the Merger Agreement.

In addition, each of Parent, Merger Sub and the Company has agreed to use their reasonable best efforts to prepare all necessary documents in order to obtain (and to cooperate with the other party to obtain) any approval from any governmental entity which is required to be obtained by Parent, Merger Sub, the Company or its subsidiaries in connection with the transactions contemplated by the Merger Agreement. As promptly as practicable after the date of the Merger Agreement, the Company and Parent agree to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act and other filings contemplated by applicable foreign competition laws.

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Notwithstanding anything to the contrary in the Merger Agreement, nothing in the Merger Agreement will require Parent to take any action with respect to any of its affiliates (other than the Company and its subsidiaries) or any “portfolio company” of any investment fund affiliated with Parent.

Each party has also agreed to use their respective reasonable best efforts to obtain any consents or approvals from any third parties (other than governmental entities) that are necessary or advisable in connection with the transactions contemplated by the Merger Agreement. In the event that the parties shall fail to obtain any such third party consents, the Company will use its reasonable best efforts (and will take such actions as are reasonably requested by Parent) to minimize any adverse effect resulting or which would reasonably be expected to result after the Effective Time from the failure to obtain such third party consent.  None of the Company, its subsidiaries, Parent, Merger Sub or any of their affiliates will be required to, or, without the prior written consent of the other party, will pay or commit to pay to such third party whose approval or consent is being solicited, any cash or other consideration, make any commitment or incur any liability or other obligation due to such person.

Each party will cooperate with the other and use reasonable best efforts to (i) keep the other party informed in all material respects and on a reasonably timely basis of any material communication received by such party from, or given by such party to, any governmental entity and of any material communication received or given in connection with any proceeding by a private party, in each case regarding the Merger, (ii) consult with the other party to the extent reasonably practicable, and (iii) comply with the terms and conditions of all such approvals of all such third parties and governmental entities.

Employee Benefits

Until the first anniversary of the Effective Time, each employee of the Company or its subsidiaries who remains employed following the Merger, who we refer to as a continuing employee, will be provided compensation and benefits that are substantially comparable to those provided immediately prior to the date of the Merger Agreement.

For each employee welfare and retirement benefit plan sponsored by Parent or the Surviving Company, for purposes of determining eligibility to participate, vesting, entitlement to benefits and vacation entitlement (but not for accrual of benefits under any defined benefit pension plan, post-retirement welfare benefit plan or “core contributions” under a U.S. tax qualified defined contribution plan), service with the Company or any of its subsidiaries shall be treated as service with Parent. However such service shall not be recognized to the extent that such recognition would result in a duplication of benefits. Such service also shall apply for purposes of satisfying any waiting periods, evidence of insurability requirements, or the application of any pre-existing condition limitations with respect to any plan sponsored by Parent or the Surviving Company.  Parent shall use commercially reasonable efforts to cause to be waived pre-existing condition limitations to the same extent waived under the applicable plan of the Company.  Parent shall use commercially reasonable efforts to cause continuing employees to be given credit for amounts paid under a corresponding plan of the Company or its subsidiaries during the same period for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the plan sponsored by Parent or the Surviving Company during the applicable plan year.

Indemnification and Insurance

The Merger Agreement provides that the rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors or officers of the Company will be assumed by the Surviving Company in the Merger and will survive the Merger and continue in full force and effect. However, such obligations will be subject to any limitation imposed from time to time under applicable law.

The Merger Agreement also provides that prior to the Effective Time, the Company will purchase a directors’ and officers’ liability insurance policy covering those persons who, as of immediately prior to the Effective Time, are covered by the Company’s current directors’ and officers’ liability insurance policy, on terms no less favorable to the insured parties than those of the Company’s present directors’ and officers’ liability insurance policy, for a period of seven years after the Effective Time. In the alternative, Parent may cause the Surviving Company to purchase a “tail” policy providing for such coverage, so long as the aggregate premium of such policy will not exceed 300% of the annual premium currently paid by the Company for its officers’ and directors’ liability insurance.

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Financing and Financing Assistance

Parent has represented to the Company in the Merger Agreement that Parent shall have at the Effective Time available funds necessary to consummate the Merger and to pay the Merger Consideration, the Award Consideration and all other payments due by Parent under the Merger Agreement, as evidenced by the equity commitment letter provided to the Company by and between Parent and the Investors. There is no financing contingency (a/k/a “financing out”) in the Merger Agreement. The Company agreed to use reasonable best efforts to cooperate with Parent as reasonably requested by Parent to the extent Parent seeks to arrange any debt financing.

Tax Rulings

The Company agreed to cause its Israeli counsel, advisors and/or accountants, with approval by Parent prior to its submission, to prepare and file with the Israeli Tax Authority an application for a Withholding Ruling within five (5) business days after the date of the Merger Agreement. The application for the Withholding Ruling will, with respect to holders of Ordinary Shares, seek to (i) exempt Parent, the Paying Agent, the Surviving Company and their respective agents from any obligation to withhold taxes levied, assessed, charged or imposed by any governmental entity in Israel from any consideration payable or otherwise deliverable to such holders pursuant to Merger Agreement, including the Merger Consideration, or clarifies that no such obligation exists, or (ii) clearly instruct Parent, the Paying Agent, the Surviving Company and their respective agents on how such withholding is to be executed, and in particular, with respect to the classes or categories of holders of the Ordinary Shares from which tax is to be withheld (if any), the rate or rates of withholding to be applied and in regards to non-Israeli residents, how to identify any such non−Israeli residents. To the extent that prior to the closing of the Merger an interim Withholding Ruling is obtained, then all parties will act in accordance with such interim ruling, until such time that a final definitive Withholding Ruling is obtained.

The Company also agreed to cause its Israeli counsel, advisors and/or accountants, with approval by Parent prior to its submission, to prepare and file with the Israeli Tax Authority an application for an Options Tax Ruling within five (5) business days after the date of the Merger Agreement.  The application for the Options Tax Ruling will seek to confirm, among other things, that: (i) the cancellation and exchange of the options, RSUs and conversion of the Ordinary Shares, in each case, intended to be granted pursuant to Section 102(b) of the Ordinance and held by the 102 Trustee, each in accordance with their respective provision in the Merger Agreement, shall not be regarded as a violation of the minimum trust period (which we refer to as the 102 Trust Period) required by Section 102 of the Ordinance according to the applicable tax route  so long as the respective Award Consideration and Merger Consideration are deposited with the 102 Trustee until the end of the respective 102 Trust Period and (ii) the deposit of the respective Award Consideration and Merger Consideration with the Paying Agent and the 102 Trustee shall not be subject to any withholding obligation in respect of Israeli withholding tax.  The Company shall include in the request for the Options Tax Ruling a request to exempt Parent, the Surviving Company, the Paying Agent, the 102 Trustee and their respective agents from any withholding obligation. To the extent that prior to the closing of the Merger an interim Options Tax Ruling is obtained, then all parties will act in accordance with such interim ruling, until such time that a final definitive Options Tax Ruling is obtained.

In the event that either of the Options Tax Ruling or the Withholding Ruling (whether final or interim) is not obtained by closing, Parent, Merger Sub, Company, its subsidiaries, the 102 Trustee and the Paying Agent may deduct or withhold any taxes required to be so deducted and withheld by applicable law, in accordance with the Merger Agreement.

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Certain Other Covenants

The Merger Agreement contains additional covenants, including covenants relating to access to information, transaction-related litigation, obtaining resignations of directors as of the closing, making inapplicable any antitakeover statutes, cooperation in connection with the preparation of this Proxy Statement, public announcements, notices of certain events, reasonable best efforts  in connection with the de-listing of the Ordinary Shares from NASDAQ and the deregistration of the Ordinary Shares under the Exchange Act, and the Meeting.

Conditions to the Merger

Company Conditions

The Company’s obligation to effect the Merger is conditioned upon the satisfaction or waiver (in writing), on or prior to the closing date, of all of the following conditions:

•	the Company Shareholder Approval has been obtained;

•	any approvals, clearances or waiting periods (and any extensions thereof) under any applicable antitrust law have been obtained, expired or been earlier terminated;

•
as required by the Companies Law, at least 50 days have elapsed after the filing of a merger proposal with the Israeli Registrar of Companies, and at least 30 days have elapsed after the Company Shareholder Approval and the approval by the sole shareholder of Merger Sub have been obtained;

•
no injunction, writ, order, award, judgment, settlement or decree issued by any governmental entity or other legal restraint preventing the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement shall be in effect and no law shall have been enacted, entered, promulgated or enforced by any governmental entity which prohibits or makes illegal the consummation of the Merger;

•
(i) certain representations and warranties of Parent and Merger Sub in the Merger Agreement related to organization, good standing and qualification, and corporate power and enforceability shall be true and correct in all respects as of the date of the Merger Agreement and at and as of the closing date as if made on and as of the closing date and (ii) all other representations and warranties of Parent and Merger Sub in the Merger Agreement shall be true and correct as of the date of the Merger Agreement and at and as of the closing date as if made on and as of the closing date, except to the extent that such failure have not had, would not have or reasonably be expected to have a Parent Material Adverse Effect; and

•	Parent shall have performed in all material respects each of the obligations that are to be performed by it under the Merger Agreement at or prior to the closing date.

Parent and Merger Sub Conditions

Parent’s and Merger Sub’s obligations to effect the Merger are conditioned upon the satisfaction or waiver (in writing) at or prior to the closing date of the following conditions:

•	the Company Shareholder Approval has been obtained;

•	any approvals, clearances or waiting periods (and any extensions thereof) under any applicable antitrust law have been obtained, expired or been earlier terminated;

•
as required by the Companies Law, at least 50 days have elapsed after the filing of a merger proposal with the Israeli Registrar of Companies, and at least 30 days have elapsed after the Company Shareholder Approval and the approval by the sole shareholder of Merger Sub have been obtained;

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•
no injunction, writ, order, award, judgment, settlement or decree issued by any governmental entity or other legal restraint preventing the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement shall be in effect and no law shall have been enacted, entered, promulgated or enforced by any governmental entity which prohibits or makes illegal the consummation of the Merger;

•
(i) certain representations and warranties of the Company in the Merger Agreement related to corporate organization; good standing and qualification; company charter documents; corporate power and enforceability; the absence of a Material Adverse Effect and broker’s fees shall be true and correct in all respects as of the date of the Merger Agreement and at and as of the closing date as if made on and as of the closing date; (ii) the representation and warranty of the Company in the Merger Agreement related to its capitalization (except where the failure to be so accurate would not be reasonably expected to result in additional cost, expense or liability to the Company, Parent or their affiliates that is more than $2,000,000) shall be true and correct in all respects as of the date of the Merger Agreement and at and as of the closing date as if made on and as of the closing date; and (iii) all other representations and warranties of the Company in the Merger Agreement shall be true and correct as of the date of the Merger Agreement and at and as of the closing date as if made on and as of the closing date, except to the extent that such failure have not had, would not have or reasonably be expected to have a Material Adverse Effect; and

•	the Company shall have performed in all material respects each of the obligations that are to be performed by it under the Merger Agreement at or prior to the closing date.

Termination Provisions

The Merger Agreement may be terminated at any time before the Effective Time by the mutual written consent of Parent and the Company.

The Merger Agreement may also be terminated prior to the Effective Time by either Parent or the Company if:

•
a governmental entity has issued a final non-appealable order enjoining or otherwise prohibiting the consummation of the transactions contemplated by the Merger Agreement (this right to terminate is not available to a party if such party did not materially comply with its obligations to use its reasonable best efforts to obtain approvals from any applicable governmental entity required by the Merger Agreement);

•
the Merger is not consummated by August 30, 2017 or at such later date agreed upon in writing by all parties (which we refer to as the End Date), with certain automatic extensions to be made to the End Date if the Meeting is postponed, adjourned or delayed for any reason (this right to terminate is not available to a party whose actions or omissions have been the primary cause of, or the primary factor that resulted in, the failure of the Merger to occur on or before such date);

•
if the other party shall have breached any of its representations, covenants or agreements in the Merger Agreement and such breach is not cured within the 30-day cure period or cannot be cured prior to closing and would entitle the non-breaching party not to consummate the transactions contemplated by the Merger Agreement by reason of a failure of a condition to closing (this right to terminate is not available to a party who is then in material breach of any of its own representations, covenants or agreements in the Merger Agreement); or

•	the Meeting has been held and the Company Shareholder Approval has not been obtained after the final adjournment of the Meeting at which a vote is taken on the Merger.

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The Merger Agreement may also be terminated prior to the Effective Time by Parent under any of the following circumstances:

•
if all of the closing conditions to the obligations of the Company have been satisfied or waived by the Company and the Company has failed to consummate the closing on or before the fifth business day after the later of (i) the first day that the closing conditions to the obligations of Parent have been satisfied and (ii) the date on which Parent provides notice to the Company irrevocably undertaking to close the Merger; or

•
(i) prior to obtaining the adoption and approval of the Company’s shareholders of the Merger Agreement and the transactions contemplated thereby, the Company’s Board of Directors effects a Company Board Recommendation Change or the Company fails to include the Company’s Board of Director’s recommendation of the Merger in the Proxy Statement, (ii) the Company enters into any contract relating to a Company Acquisition Proposal, (iii) the Company materially breaches the provisions relating to the shareholder adoption and approval process or the “No Solicitation” provisions, in each case, in a manner that impairs, prevents or materially delays the consummation of the Merger and such breach cannot be cured or was not cured reasonably promptly, (iv) after the “go shop” period, the Company fails to recommend against any Company Acquisition Proposal upon request of Parent or the Company’s Board of Directors fails to publicly reaffirm the Merger upon the request of Parent, or (v) the Company’s Board of Directors shall have publicly announced an intention to effect any of the foregoing prior to obtaining the Company Shareholder Approval.

The Merger Agreement may also be terminated prior to the Effective Time by the Company under any of the following circumstances:

•
if all of the closing conditions to the obligations of Parent have been satisfied or waived by Parent and Parent has failed to consummate the closing on or before the fifth business day after the later of (i) the first day that the closing conditions to the obligations of the Company have been satisfied and (ii) the date on which the Company provides notice to Parent irrevocably undertaking to close the Merger; or

•
if (i) the Company has not breached its obligations under the “No Solicitation” provisions in the Merger Agreement, (ii) the Company’s Board of Directors authorizes the Company, subject to complying with the terms of the Merger Agreement including the “No Solicitation” provisions, to enter into a definitive agreement for a Superior Proposal, (iii) the Company concurrently with such termination pays to Parent or its designee, in immediately available funds, the applicable termination fee and (iv) the Company enters into such definitive agreement substantially concurrently with such termination.

Effect of Termination

Upon termination, the Merger Agreement shall be of no further force or effect, and there shall be no liability on the part of Parent, Merger Sub, the Company, or their respective officers, directors, stockholders, shareholders, or affiliates, except that certain limited provisions relating to confidentiality, fees and expenses and other general provisions shall survive termination and provided that no party shall be relieved from liability for any willful and material breach (as defined below) of any provisions of the Merger Agreement.

Termination Fees

The Merger Agreement requires that the Company pay Parent a termination fee of $5,960,000 in the event that the Merger Agreement is terminated by the Company, either before or after the No-Shop Period Start Date, if (1) the Company has not breached its obligations under the “No Solicitation” provisions in the Merger Agreement, (2) the Company’s Board of Directors authorizes the Company, subject to complying with the terms of the Merger Agreement, including the “No Solicitation” provisions of the Merger Agreement, to enter into a definitive agreement for a Superior Proposal with an Excluded Party (as previously defined herein), (3) the Company concurrently with such termination pays to Parent or its designee, in immediately available funds, the termination fee and (4) the Company enters into such definitive agreement substantially concurrently with such termination.

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The Merger Agreement requires that the Company pay Parent a termination fee of $13,910,000 within two  (2) business days after termination, in the event that the Merger Agreement is terminated by Parent due to any of the following (in each case, not with an Excluded Party in the manner described in the preceding paragraph): (i) prior to obtaining the adoption and approval of the Company’s shareholders of the Merger Agreement and the transactions contemplated thereby, the Company’s Board of Directors changes its recommendation of the Merger in a manner adverse to the Merger or recommends a Company Acquisition Proposal or the Company fails to include the Company’s Board of Director’s recommendation of the Merger in the Proxy Statement, (ii) the Company enters into any contract relating to a Company Acquisition Proposal, (iii) the Company materially breaches the provisions relating to the shareholder adoption and approval process or the “No Solicitation” provisions, in each case, in a manner that impairs, prevents or materially delays the consummation of the Merger and such breach cannot be cured or was not cured reasonably promptly, (iv) after the “go shop” period, the Company’s Board of Directors fails to publicly reaffirm the Merger upon the request of Parent, or fails to publicly recommend against a Company Acquisition Proposal, or (v) the Company’s Board of Directors shall have publicly announced an intention to effect any of the foregoing prior to obtaining the Company Shareholder Approval.

The Merger Agreement also requires that the Company pay Parent a termination fee of $13,910,000 in the event that: (i) a Company Acquisition Proposal shall have been publicly announced prior to the termination of the Merger Agreement, (ii) the Merger Agreement is thereafter terminated either because (A) the Effective Date has not occurred prior to the End Date, (B) the Company’s shareholders fail to adopt and approve the Merger Agreement and the transactions contemplated thereby at the Meeting, (C) the Company breached its representations, warranties or covenants in the Merger Agreement, or (D) the Company failed to consummate the Merger upon satisfaction of closing conditions and written request thereof by Parent, and (iii) within nine months after such termination, the Company consummates a Company Acquisition Proposal (however, references in the definition of Company Acquisition Proposal to “20% or more” shall instead refer to “50% or more”). The termination fee shall be paid to Parent on the date of the consummation of a Company Acquisition Proposal.

The payment of the termination fee shall be the exclusive remedy of Parent and Merger Sub (except for specific performance, as described below), except for willful and material breach of any representation, warranty, covenant or other provision of the Merger Agreement. “Willful and material breach” means a material breach that is a consequence of an act taken by the breaching party, or the failure by the breaching party to take an act it is required to take under the Merger Agreement, with the actual knowledge that the taking of, or the failure to take, such act would, or would be reasonably expected to, cause a breach of the Merger Agreement.

Specific Performance

The parties to the Merger Agreement agreed that they will be entitled, in addition to any other remedy at law or in equity, to seek an injunction, specific performance and other equitable relief to prevent or restrain breaches, or threatened or imminent breaches, of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement.

Notwithstanding anything to the contrary in the Merger Agreement, the Company is entitled to seek specific performance of Parent’s obligations to cause the equity commitment to be funded and to consummate the Merger, solely if all of Parent’s closing conditions have been satisfied or waived by Parent and Parent fails to close by the date the closing is required to have occurred pursuant to the terms of the Merger Agreement.

While Parent may pursue both a grant of specific performance and the payment of the termination fee, under no circumstances is Parent permitted or entitled to receive both a grant of specific performance that results in the Effective Time occurring and the payment of the termination fee.

Expenses

All fees and expenses will be borne by the party incurring such fees or expenses, except that Parent will directly pay the filing fees required to be paid in connection with any filing made under any applicable antitrust laws in connection with the transactions contemplated by the Merger Agreement.

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Amendments

The parties may amend the Merger Agreement at any time prior to the Effective Time, provided that, after the Company Shareholder Approval has been obtained, no amendment may be made that requires the adoption and approval of the Company’s shareholders under applicable law without obtaining the adoption and approval of such amendment by the Company’s shareholders.

Governing Law

The Merger Agreement and any dispute arising out of or relating to the Merger Agreement are governed by, and construed in accordance with, the laws of the State of Israel, without giving effect to any other choice of law or conflict of law provision or rule (whether of the State of Israel or otherwise) that would cause the application of the laws of any other jurisdiction.

Voting Agreement

Concurrently with the execution of the Merger Agreement, Dr. Shimon Eckhouse, Active Chairman of the Board of Directors of Syneron, solely in his capacity as a shareholder, entered into the Voting Agreement, a copy of which is attached as Appendix B to this Proxy Statement. Pursuant to the Voting Agreement, Dr. Eckhouse has agreed, subject to the terms and conditions of the Voting Agreement, to vote all of the Eckhouse Shares, of which Dr. Eckhouse's outstanding Ordinary Shares represent approximately 7.63% of the outstanding voting power of our Ordinary Shares entitled to vote at the Meeting, in favor of the adoption and approval of the Merger Agreement, the Merger and the other transactions contemplated thereby at the Meeting (and any adjournment or postponement thereof).
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MARKET PRICE INFORMATION

Our Ordinary Shares are listed for trading on the NASDAQ Global Select Market under the symbol “ELOS.” The following tables set forth the high and low market prices for our Ordinary Shares on the NASDAQ Global Select Market for the periods indicated:

	High	Low
2017
First Quarter	$11.25	$8.25
Second Quarter (through May 11, 2017)	$11.43	$10.85
2016
First Quarter	$8.47	$6.11
Second Quarter	$7.88	$6.50
Third Quarter	$7.80	$6.18
Fourth Quarter	$9.10	$6.93
2015
First Quarter	$12.59	$8.93
Second Quarter	$12.90	$10.35
Third Quarter	$10.86	$6.91
Fourth Quarter	$8.44	$6.10
2014
First Quarter	$13.32	$10.86
Second Quarter	$12.88	$9.99
Third Quarter	$11.18	$9.16
Fourth Quarter	$10.89	$8.32

On March 31, 2017, the last full trading day prior to date of the public announcement that we had entered into the Merger Agreement with Parent and Merger Sub, the closing price per Ordinary Share on the NASDAQ Global Select Market was $10.55. On May 11, 2017, the most recent practicable date prior to the filing of this Proxy Statement, the closing price per Ordinary Share on the NASDAQ Global Select Market was $10.85.

SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE ORDINARY SHARES.

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BENEFICIAL OWNERSHIP OF ORDINARY SHARES BY CERTAIN BENEFICIAL OWNERS

Major Shareholders, Directors and Executive Officers

The following table sets forth certain information regarding the beneficial ownership of our Ordinary Shares, as of May 8, 2017 (or such other dates as indicated), by: (i) each person who we believe beneficially owns 5% or more of our outstanding Ordinary Shares entitled to vote at the Meeting, and (ii) our directors and executive officers as a group. Beneficial ownership of Ordinary Shares is determined in accordance with the rules of the SEC and generally includes any Ordinary Shares over which a person exercises sole or shared voting or investment power. The percentage ownership of each such person includes the number of Ordinary Shares underlying options and RSUs that are outstanding and vested or that are exercisable within 60 days from the date of May 8, 2017. Ordinary Shares subject to these options and RSUs are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options and RSUs, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person. Except as otherwise set forth below, the street address of each of the beneficial owners is c/o Syneron Medical Ltd., Industrial Zone, Tavor Building, P.O.B. 550, Yokneam Illit 20692, Israel.

	Number of Ordinary Shares Held	Percentage of Outstanding Ordinary Shares(1)
Charles H. Brandes / Brandes Investment Partners, L.P.(2)	3,660,613	10.39%
Conan Laughlin / North Tide Capital, LLC(3)	3,500,000	9.93%
Dr. Shimon Eckhouse(4)	2,989,911	8.41%
Stephen DuBois / Camber Capital Management LLC(5)	2,347,593	6.66%
Sand Grove Capital Management LLP(6)	1,822,589	5.17%
Directors and executive officers as a group (15 persons as of May 8, 2017) (7)	4,287,448	11.64%

(1) The percentages shown are based on 35,232,455 Ordinary Shares issued and outstanding as of May 8, 2017, which is the number of outstanding Ordinary Shares entitled to vote at the Meeting.

(2) The information contained in the table above is as of December 31, 2016 and is based solely upon Amendment No. 4 to Schedule 13G filed with the SEC on January 10, 2017 by Brandes Investment Partners, L.P. (the Investment Adviser) and the following control persons of the Investment Adviser: Brandes Investment Partners, Inc., Brandes Worldwide Holdings, L.P., and Charles H. Brandes.

(3) The information contained in the table above is as of December 31, 2016 and is based solely on Amendment No. 4 to Schedule 13G filed with the SEC on February 14, 2017 by North Tide Capital Master, LP (the Master Fund), North Tide Capital, LLC (North Tide), and Conan Laughlin. Shares of the Company reported for North Tide represent Ordinary Shares which are beneficially owned by the Master Fund, and Ordinary Shares which are beneficially owned by a managed account (the Account). North Tide serves as investment manager to both the Master Fund and the Account. Shares of the Company reported for Mr. Laughlin represent the above referenced Ordinary Shares beneficially owned by the Master Fund and the Account. Mr. Laughlin serves as the Manager of North Tide.

(4) As of May 8, 2017, Dr. Shimon Eckhouse beneficially owned 2,689,911 Ordinary Shares and 300,000 Ordinary Shares issuable upon the exercise of underlying options that are exercisable within 60 days from May 8, 2017.

(5) The information contained in the table above is as of May 13, 2016 and is based solely on the Schedule 13G filed with the SEC on May 23, 2016 by Camber Capital Management LLC and Stephen Dubois.

(6) The information contained in the table above is as of April 28, 2017 and is based solely on the Schedule 13D filed with the SEC on May 10, 2017 by Sand Grove Capital Management LLP. Sand Grove Capital Management LLP subsequently filed Amendment No. 1 to the Schedule 13D on May 11, 2017 that reported beneficial ownership of 1,501,205 Ordinary Shares as of May 10, 2017.

(7) As of May 8, 2017, the directors and executive officers as a group beneficially owned 2,694,781 Ordinary Shares and 1,592,667 Ordinary Shares issuable upon the exercise of underlying options and RSUs that are exercisable within 60 days from May 8, 2017.

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WHERE YOU CAN FIND MORE INFORMATION

We file reports and other information with the SEC under the Exchange Act. You may read and copy this information at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. For further information concerning the SEC’s public reference room, you may call the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public from commercial document retrieval services and on the SEC’s website at www.sec.gov.

The SEC reports set forth below, as well as reports we file with or submit to the SEC after the date of this Proxy Statement, contain important information about Syneron and its financial condition, and are hereby incorporated by reference into this Proxy Statement:

•	Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed on March 23, 2017; and

•	Report of Foreign Private Issuer on Form 6-K submitted on March 8, 2017.

Our Annual Report on Form 20-F for the fiscal year ended December 31, 2016 contains a detailed description of our business, and certain risk factors in connection with the purchase or holding of Ordinary Shares.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT, INCLUDING ANY DOCUMENTS INCORPORATED BY REFERENCE HEREIN. WE HAVE NOT AUTHORIZED ANYONE TO GIVE ANY INFORMATION DIFFERENT FROM THE INFORMATION CONTAINED IN THIS PROXY STATEMENT. THIS PROXY STATEMENT IS DATED MAY 12, 2017. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT IS ACCURATE AS OF ANY LATER DATE, AND THE MAILING OF THIS PROXY STATEMENT TO SHAREHOLDERS SHALL NOT CREATE ANY IMPLICATION TO THE CONTRARY.

OTHER MATTERS

Management knows of no other business to be transacted at the Meeting as the time has passed for shareholders to submit such additional matters for the agenda, but, if any other matters are properly presented at the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By order of the Board of Directors, DR. SHIMON ECKHOUSE Active Chairman of the Board of Directors May 12, 2017

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Appendix A

Execution Version

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

LUPERT LTD.,

RENDEL AMARE LTD.,

AND

SYNERON MEDICAL LTD.

DATED AS OF APRIL 2, 2017

- ii -

3.22.	Insurance	34
3.23.	Anti-Takeover Statutes	34
3.24.	Shareholder Vote Required	34
3.25.	Proxy Statement	34
3.26.	Opinion Of Financial Advisor	34
3.27.	Broker’s Fees	35
3.28.	Transactions with Affiliates	35
3.29.	No Other Representations or Warranties	35

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		35

4.1.	Corporate Organization	35
4.2.	Authority; No Violation	36
4.3.	Consents and Approvals	36
4.4.	Equity Financing	37
4.5.	Broker’s Fees	37
4.6.	Proxy Statement	37
4.7.	Ownership of Ordinary Shares	38
4.8.	Absence of Litigation	38
4.9.	No Other Representations or Warranties	38

ARTICLE V COVENANTS AND AGREEMENTS		39

5.1.	Conduct of Business Prior to the Effective Time	39
5.2.	Access to Information	43
5.3.	Proxy Statement and Company Shareholders Meeting	43
5.4.	No Solicitation	45
5.5.	Reasonable Best Efforts	50
5.6.	Employees; Employee Benefit Plans	51
5.7.	Indemnification; Directors’ and Officers’ Insurance	52
5.8.	Publicity	54
5.9.	Notice of Certain Matters	54
5.10.	Anti-takeover Laws	54
5.11.	Shareholder Litigation	55
5.12.	NASDAQ Delisting	55
5.13.	Merger Proposal	55
5.14.	Directors	56
5.15.	Financing Assistance from Company	56
5.16.	Tax Rulings	57

ARTICLE VI CONDITIONS PRECEDENT		59

6.1.	Conditions to Each Party’s Obligation to Effect the Merger	59
6.2.	Conditions to Obligations of Parent	60
6.3.	Conditions to Obligations of the Company	60

- iii -

ARTICLE VII TERMINATION AND AMENDMENT		61

7.1.	Termination	61
7.2.	Effect of Termination	63

ARTICLE VIII GENERAL PROVISIONS		65

8.1.	Non-survival of Representations, Warranties and Agreements	65
8.2.	Amendment	65
8.3.	Extension; Waiver	65
8.4.	Expenses	65
8.5.	Notices	65
8.6.	Certain Definitions	67
8.7.	Interpretation	74
8.8.	Counterparts	74
8.9.	Entire Agreement; No Third Party Beneficiaries	74
8.10.	Governing Law	75
8.11.	Consent to Jurisdiction	75
8.12.	Specific Performance	76
8.13.	Severability	76
8.14.	Assignment	76
8.15.	Mutual Drafting	77
8.16.	Non-Recourse	77

- iv -

INDEX OF DEFINED TERMS

102 Amounts	2.4(e)
102 Trust Period	8.6
102 Trustee	8.6
Acceptable Confidentiality Agreement	8.6
affiliate	8.6
Agreement	Preamble
Alternative Acquisition Agreement	5.4(b)
Approval	8.6
Award Consideration	2.3(b)
Book-Entry Shares	2.4(c)
Bribery Legislation	3.9(e)
Business Day	8.6
Cancelled Shares	2.1(a)
Capital Expenditure Budget	5.1(b)(x)
Certificate of Merger	1.3
Certificates	2.4(b)
Change of Recommendation Notice	5.4(f)(iii)
Charter Documents	3.1(a)
Claims	8.6
Closing	1.2
Closing Date	1.2
Code	8.6
Collective Bargaining Agreement	3.13(a)
Companies Registrar	1.3
Company	Preamble
Company 102 Option	8.6
Company 102 RSU	8.6
Company 102 Securities	8.6
Company 102 Share	8.6
Company Acquisition Proposal	8.6
Company Board	Recitals
Company Board Recommendation Change	5.4(b)
Company Disclosure Schedule	Article III
Company Employees	3.12(a)
Company Option	8.6
Company Recommendation	3.3(b)
Company Related Party	8.6
Company Reports	3.5(a)
Company RSU Award	8.6
Company Shareholder Approval	3.24
Company Shareholders	8.6
Company Shareholders Meeting	5.3(a)
Company Stock Plans	8.6
Company Superior Proposal	8.6
Confidentiality Agreement	5.2(b)
Continuing Employees	5.6(a)
Contract	8.6
control	8.6
D&O Insurance	5.7(b)
Effective Time	1.3
End Date	7.1(c)
Environmental Laws	3.15(a)
Environmental Permits	8.6
Equity Commitment Letter	4.4
Equity Financing	4.4
ERISA	3.12(a)
ERISA Affiliate	3.12(c)
Exchange Act	3.5(a)
Excluded Party	8.6
Fairness Opinion	3.26
FDA	3.17(c)(ii)
Foreign Benefit Plan	3.12(i)
Fund	2.4(a)
Funded Foreign Benefit Plan	3.12(j)
Good Clinical Practices	3.17(c)(iv)
Good Laboratory Practices	3.17(c)(iv)
Go-Shop Period	5.4(a)
Government Official	8.6
Governmental Entity	8.6
Grants	3.21
Health Care Laws	8.6
HSR Act	3.4(a)
ICL	Recitals
Indemnified Parties	5.7(a)
Information Agent	2.5(b)
Infringing	3.14(b)
Insurance Amount	5.7(b)
Intellectual Property	8.6
Interim Options Tax Ruling	5.16(a)
Intervening Event	5.4(f)(i)
Investment Center	8.6
Investors	Recitals
Israeli Employees	3.13(d)
IT Assets	3.14(h)(i)
ITA	2.5(a)
knowledge	8.6
Law	3.4(b)
Leases	3.16(b)
Letter of Transmittal	2.4(b)
Liens	8.6
Material Adverse Effect	8.6
Material Contract	3.10(a)
Materials of Environmental Concern	8.6
Merger	Recitals
Merger Consideration	2.1(b)
Merger Proposal	5.13(a)
Merger Sub	Preamble

- v -

NASDAQ	8.6
No-Shop Period Start Date	5.4(a)
OCS	8.6
OCS Notice	8.6
OFAC	8.6
Open Source Materials	8.6
Option Consideration	2.3(a)
Options Tax Ruling	5.16(a)
Ordinance	2.5(a)
Ordinary Shares	2.1
Parent	Preamble
Parent Disclosure Schedule	Article IV
Parent Material Adverse Effect	8.6
Parent Plans	5.6(b)
Parent Related Party	8.6
Paying Agent	2.4(a)
Payor	2.5(a)
PBGC	3.12(g)
Performance Standards	8.6
Permits	3.17(b)
Permitted Lien	8.6
person	8.6
Personal Data	3.14(h)(ii)
Plan	3.12(a)
Privacy Laws	3.14(h)(iii)
Privacy Policy	3.14(h)(iv)
Proxy Statement	5.3(a)
R&D Sponsor	3.10(a)(xiv)
Recall	8.6
Registered IP	3.14(a)
Release	8.6
Representatives	5.2(a)
RSU Consideration	2.3(b)
Run Off Policy	5.7(b)
Sanctions	3.9(d)
Sarbanes-Oxley Act	3.5(a)
SEC	8.6
Securities Act	3.5(a)
Significant Supplier	3.19
Subsidiary	8.6
Superior Proposal Notice	5.4(e)(ii)
Surviving Company	1.1
Tax	8.6
Tax Return	8.6
Termination Fee	8.6
Third Party Manufacturers	8.6
Total Consideration	8.6
U.S. GAAP	8.6
Valid Certificate	2.5(a)
Voting Agreement	Recitals
WARN Act	3.13(c)
willful and material breach	7.2(a)
Withholding Tax Ruling	5.16(b)

- vi -

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of April 2, 2017 (as amended, supplemented or otherwise modified from time to time, this “Agreement”), is entered into by and among Lupert Ltd., a company incorporated under the Laws of the State of Israel (“Parent”), Rendel Amare Ltd., a company incorporated under the Laws of the State of Israel and a wholly owned Subsidiary of Parent (“Merger Sub”), and Syneron Medical Ltd., a company incorporated under the Laws of the State of Israel (the “Company”).

RECITALS

WHEREAS, the parties intend that, on the terms and subject to the conditions set forth herein and in accordance with the provisions of the Eighth Part, First Chapter of the Companies Law 5759-1999 of the State of Israel (together with the rules and regulations promulgated thereunder, the “ICL”), Merger Sub shall merge with and into the Company, following which Merger Sub will cease to exist and the Company will become a wholly owned subsidiary of Parent (the “Merger”);

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (i) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Merger, upon the terms and subject to the conditions set forth herein, (ii) determined that this Agreement and such transactions are fair to, and in the best interests of, the Company and its shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors and (iii) resolved to recommend that the Company’s shareholders adopt this Agreement and the transactions contemplated by this Agreement, including the Merger;

WHEREAS, the boards of directors of Parent and Merger Sub have each unanimously (i) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Merger, upon the terms and subject to the conditions set forth herein, (ii) determined that this Agreement and such transactions contemplated by this Agreement are fair to, and in the best interests of, Merger Sub and its shareholder, (iii) determined that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of Merger Sub to its creditors; and (iv) in the case of Merger Sub, determined to recommend that the shareholder of Merger Sub approve this Agreement and the transactions contemplated by this Agreement, including the Merger;

WHEREAS, concurrently with the execution of this Agreement, and as a condition to the willingness of the Company to enter into this Agreement, Parent and Merger Sub have delivered to the Company the Equity Commitment Letter, pursuant to which Apax IX USD L.P., Apax IX EUR L.P., Apax IX EUR Co-Investment L.P. and Apax IX USD Co-Investment L.P. (collectively, the “Investors”) have, subject to the terms and conditions set forth therein, committed to provide funds to Parent for the purpose of financing the payment of the Total Consideration and any and all fees, costs and expenses required to be paid by Parent, Merger Sub and the Surviving Company in connection with the Merger;

WHEREAS, Parent, Merger Sub and a certain shareholder of the Company have entered into a Voting Agreement, dated as of the date hereof (the “Voting Agreement”), providing that, among other things, subject to the terms and conditions set forth therein, such shareholder will support the Merger and the other transactions contemplated hereby, including by voting to adopt this Agreement; and

WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements contained herein, and subject to the conditions set forth herein, the parties agree as follows:

ARTICLE I
 THE MERGER

1.1.          The Merger.  Subject to the terms and conditions of this Agreement, in accordance with the ICL, at the Effective Time, Merger Sub (as the target company (Chevrat Ha’Ya’ad) in the Merger) shall merge with and into the Company (as the absorbing Company (HaChevra Ha’Koletet) in the Merger), whereupon the separate corporate existence of Merger Sub shall cease and the Company shall continue its corporate existence under the Laws of the State of Israel as the surviving company in the Merger (hereinafter sometimes referred to as the “Surviving Company”) and shall (a) become a private wholly owned direct Subsidiary of Parent, (b) continue to be governed by the Laws of the State of Israel, (c) maintain a registered office in the State of Israel, and (d) succeed to and assume all of the rights, properties and obligations of Merger Sub while all rights, liabilities, privileges, debts, duties and powers of the Company shall continue unaffected by the Merger in accordance with the ICL (other than as contemplated by this Agreement and the related transactions hereunder).

1.2.          Closing of the Merger.  Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place, unless another time, date or place is agreed to in writing by the parties, at the offices of Meitar Liquornik Geva Leshem Tal, 16 Abba Hillel Rd., Ramat Gan, Israel, at 10:00 a.m. (local time), no later than the second (2nd) Business Day after the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) set forth in Article VI. The date on which the Closing occurs is the “Closing Date”.

1.3.          Effective Time.  As soon as practicable after the determination of the date on which the Closing is to take place, each of the Company and Merger Sub shall (and Parent shall cause Merger Sub to), in coordination with each other, deliver to the Registrar of Companies of the State of Israel (the “Companies Registrar”) a notice of the contemplated Merger and the proposed date of the Closing on which the Companies Registrar is requested to issue a certificate evidencing the Merger in accordance with Section 323(5) of the ICL (the “Certificate of Merger”) after notice that the Closing has occurred is served to the Companies Registrar, which the parties shall deliver on the Closing Date.  The Merger shall become effective upon the issuance by the Companies Registrar of the Certificate of Merger in accordance with Section 323(5) of the ICL (such time as the Merger becomes effective is referred to herein as the “Effective Time”).  For the avoidance of doubt, and notwithstanding any provision of this Agreement to the contrary, it is the intention of the parties hereto that the Merger shall be declared effective and that the issuance by the Companies Registrar of the Certificate of Merger in accordance with Section 323(5) of the ICL shall both occur on the Closing Date.

1.4.          Effects of the Merger.  At and after the Effective Time, the Merger shall have the effects set forth in the ICL and this Agreement.  Without limiting the foregoing and subject to the foregoing, at the Effective Time, by virtue of, and simultaneously with, the Merger and without any further action on the part of Parent, Merger Sub, the Company or any shareholder of the Company, (i) Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Company and (ii) all of the property, assets, rights, privileges, immunities, powers and franchises of Merger Sub and the Company shall vest in the Surviving Company and all of the debts, liabilities and duties of Merger Sub and the Company shall become the debts, liabilities and duties of the Surviving Company.

1.5.          Articles of Association.  The articles of association of the Company, as in effect as of immediately prior to the Effective Time, shall be the articles of association of the Surviving Company following the Merger until thereafter amended in accordance with the provisions thereof and of applicable Law.

1.6.          Board of Directors.  The directors of Merger Sub immediately prior to the Effective Time, with such additional individuals that Parent may designate prior to the Effective Time to serve as directors of the Surviving Company pursuant to Section 5.14, shall be the directors of the Surviving Company as of the Effective Time, each to hold office in accordance with the articles of association of the Surviving Company, until their respective successors are duly elected or appointed (as the case may be) and qualified, or the earlier of their death, resignation or removal.

1.7.          Officers.  The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Company as of the Effective Time, each to hold office in accordance with the articles of association of the Surviving Company, until their respective successors are duly appointed, or the earlier of their death, resignation or removal.

ARTICLE II
 CONSIDERATION

2.1.          Effect on Ordinary Shares.  At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any ordinary shares, par value NIS 0.01 each, of the Company (the “Ordinary Shares”, and each an “Ordinary Share”):

(a)          any Ordinary Shares then held by the Company, Parent, Merger Sub or any entity of which Merger Sub is a direct or indirect wholly owned Subsidiary shall be cancelled and retired and no cash or other consideration shall be delivered in exchange therefor (the “Cancelled Shares”); and

(b)          each Ordinary Share outstanding immediately prior to the Effective Time (other than Cancelled Shares) shall be cancelled and converted into the right to receive $11.00 in cash, without interest (the “Merger Consideration”).

2.2.          Merger Sub Capital Stock.  At the Effective Time, each ordinary share, no par value, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be automatically and without further action converted into one validly issued, fully paid and nonassessable ordinary share, par value NIS 0.01 per share, of the Surviving Company and such ordinary shares shall constitute the only outstanding share capital of the Surviving Company. Each certificate evidencing ownership of such shares of Merger Sub immediately prior to the Effective Time shall, as of the Effective Time, evidence ownership of such shares of the Surviving Company.

2.3.          Treatment of Company Options and Company RSU Awards.

(a)          Company Options. At the Effective Time, the portion of each outstanding Company Option that is unexercised immediately prior to the Effective Time, whether vested or unvested, shall be canceled and converted into the right to receive, within five Business Days, a lump sum cash payment (without interest) equal to the product of (i) the excess, if any, of (x) the Merger Consideration, over (y) the exercise price per Ordinary Share for such Company Option, and (ii) the total number of shares underlying such unexercised portion (the “Option Consideration”), less applicable Taxes required to be withheld with respect to such payment pursuant to Section 2.5(a) below.

(b)          Company RSU Awards. At the Effective Time, the portion of each outstanding Company RSU Award that is unsettled immediately prior to the Effective Time, whether vested or unvested, shall be canceled and converted into the right to receive, within five Business Days, a lump sum cash payment (without interest) equal to the product of (i) the excess, if any, of (x) the Merger Consideration, over (y) the purchase price per Ordinary Share for such Company RSU Award (if any), and (ii) the total number of shares underlying such unsettled portion (the “RSU Consideration” and together with Option Consideration the “Award Consideration”), less applicable Taxes required to be withheld with respect to such payment pursuant to Section 2.5(a) below.

(c)          The Award Consideration each holder of Company Options and/or Company RSU Awards is entitled to receive pursuant to this Section 2.3 shall be rounded down to the nearest cent and computed after aggregating the Award Consideration individually for each Company Option and/or Company RSU Award held by such holder.

(d)          As of the Effective Time, subject to the foregoing, the Company Stock Plans and awards agreements shall terminate and all Company Options, Company RSU Awards and other rights under any provision of any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the share capital of the Company or any of its Subsidiaries shall be cancelled. From and after the Effective Time, all Company Options and Company RSU Awards shall no longer be outstanding and shall cease to exist, and each holder of Company Options and/or Company RSU Awards shall cease to have any rights with respect thereto or arising therefrom, except the right to receive the Award Consideration payable hereunder. For the avoidance of a doubt, if the exercise price per Ordinary Share for any Company Option is equal to or greater than the Merger Consideration, such Company Option shall be canceled without payment of any consideration.  Prior to the Effective Time, the Company shall adopt such resolutions as may reasonably be required in its discretion to effectuate the actions contemplated by this Section 2.3.

2.4.          Paying Agent.

(a)          Prior to the Effective Time, Parent shall select a reputable bank or trust company in Israel or in the U.S., reasonably acceptable to the Company, to act as the paying agent hereunder (the “Paying Agent”), and shall enter into an agreement with the Paying Agent in a form reasonably satisfactory to the Company and Parent. Prior to or substantially concurrently with the Effective Time, Parent or one of its Subsidiaries shall deposit, or shall cause to be deposited, with the Paying Agent, for the benefit of the holders of Ordinary Shares (other than Cancelled Shares, but including Company 102 Shares), an amount in cash in U.S. dollars sufficient to pay the aggregate Merger Consideration with respect to all Ordinary Shares Company 102 Options and Company 102 RSU Awards (other than Cancelled Shares, but including Company 102 Securities) outstanding immediately prior to the Effective Time.  The funds held by the Paying Agent (the “Fund”) shall be invested by the Paying Agent as directed by Parent or the Surviving Company, in obligations of or guaranteed by the United States of America or obligations of an agency of the United States of America which are backed by the full faith and credit of the United States of America; provided, however, to the extent the Fund is not sufficient to make the payments provided in this Article II, Parent shall, or shall cause the Surviving Company to, promptly replace or restore the lost portion of the Fund so as to ensure that it is at all times maintained at a level sufficient to make such payments.

(b)          As soon as reasonably practicable after the Effective Time, Parent shall cause the Paying Agent to mail to each holder of record of Ordinary Shares (other than Cancelled Shares) that immediately prior to the Effective Time were evidenced by certificates (the “Certificates”), which Ordinary Shares were automatically converted only into the right to receive the Merger Consideration: (i) a form of letter of transmittal, in a customary form to be agreed upon between the Company and Parent prior to the Effective Time (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent) (the “Letter of Transmittal”), (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration and (iii) a form of declaration to be attached to the Withholding Tax Ruling, if obtained, in which the beneficial owner of Ordinary Shares provides certain declaration and information necessary for Parent or any other applicable withholding agent to determine the amounts (if any) which need to be withheld from the Merger Consideration payable to such beneficial owner pursuant to the terms of the Ordinance and the Withholding Tax Ruling.  Upon proper surrender of a Certificate (or affidavits of loss in lieu thereof in accordance with Section 2.4(i)) for exchange and cancellation to the Paying Agent, together with the Letter of Transmittal, the declaration for Tax withholding purposes to be attached to the Withholding Tax Ruling, if obtained, and such other documents as may be reasonably required consistent with past practice and pursuant to such instructions, duly completed and validly executed in accordance with the instructions thereto, the holder of such Certificate shall be entitled to receive in exchange therefor, and concurrently therewith, and the Paying Agent shall pay and deliver to such holder, an amount in cash equal to the Merger Consideration (less any applicable withholding Taxes payable in respect thereof) in respect of the Ordinary Shares formerly represented by such Certificate, and such Certificate so surrendered and the Ordinary Shares represented thereby shall forthwith be canceled.  No interest will be paid or accrued for the benefit of holders of the Certificates on the Merger Consideration payable upon the surrender of the Certificates.

(c)          Upon receipt of an “agent’s message” by the Paying Agent (or such other evidence, if any, of transfer as the Paying Agent may reasonably request consistent with customary practice), in the case of a transfer of Ordinary Shares (other than Ordinary Shares evidenced by Certificates or Cancelled Shares) that immediately prior to the Effective Time were not evidenced by certificates (the “Book-Entry Shares”), together with the Letter of Transmittal, the declaration for Tax withholding purposes to be attached to the Withholding Tax Ruling, if obtained, and such other documents as may reasonably be required by the Paying Agent consistent with past practice and pursuant to such instructions, duly completed and validly executed in accordance with the instructions thereto, the holders of such Book-Entry Shares shall be entitled to receive in exchange therefor and concurrently therewith, and the Paying Agent shall pay and deliver to such holders, an amount in cash equal to the Merger Consideration with respect to such Book-Entry Shares (less any applicable withholding Taxes payable in respect thereof), and such Book-Entry Shares shall then be canceled.  No interest will be paid or accrued for the benefit of holders of Book-Entry Shares on the Merger Consideration payable in respect of such Book-Entry Shares.

(d)          Prior to or substantially concurrently with the Effective Time, Parent or one of its Subsidiaries shall deposit, or shall cause to be deposited, with the Paying Agent, for the benefit of the holders of Company Options and Company RSU Awards, an amount in cash in U.S. dollars sufficient to pay the aggregate Award Consideration with respect to such Company Options and Company RSU Awards, other than the 102 Amounts.  As promptly as practicable following the Effective Time and the receipt by the Paying Agent of such funds, the Paying Agent shall transfer such funds to the employing entity of such holder, who shall pay to each holder of such Company Options or Company RSU Awards the applicable amounts to which such holder is entitled pursuant to Section 2.3, through the applicable holder’s employing entity’s payroll system in accordance with standard payroll practices, after withholding of any required applicable Taxes (including under the Withholding Tax Ruling, if obtained).

(e)          Notwithstanding anything to the contrary in this Section 2.4, any Merger Consideration payable in respect of Company 102 Shares and any Award Consideration payable in respect of Company 102 Options and Company 102 RSUs (the “102 Amounts”) shall be transferred by the Paying Agent, in accordance with the terms of this Section 2.4 (including the requirement to surrender the Certificates and the Letter of Transmittal by the 102 Trustee with respect to such Company 102 Shares), to the 102 Trustee, for the benefit of the beneficial owners thereof, and shall be released by the 102 Trustee to the beneficial holders of such Company 102 Securities, together with any interest earned thereon by virtue of the investment of such amounts by the 102 Trustee, in accordance with the requirements of Section 2.5, Section 102 of the Ordinance and the Options Tax Ruling, if obtained.

(f)          If the payment of the Merger Consideration is to be made to a person other than the registered holder of the Certificate surrendered in exchange therefor or the registered holder of Book-Entry Shares, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer or such Book-Entry Shares shall be properly transferred, and that the person requesting such payment shall pay to the Paying Agent in advance any applicable stock transfer or other Taxes or shall establish to the reasonable satisfaction of the Paying Agent that such Taxes have been paid or are not payable.

(g)          At and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the Ordinary Shares that were issued and outstanding immediately prior to the Effective Time.  If, after the Effective Time, Certificates representing such shares are presented for transfer to the Paying Agent, they shall be (subject to compliance with the other provisions of this Article II) cancelled and exchanged for the Merger Consideration as provided in this Article II.

(h)          Any portion of the funds deposited with the Paying Agent pursuant to Section 2.4(a) (including any interest or other proceeds of any investment thereon) that remains unclaimed by the shareholders of the Company twelve (12) months after the Effective Time shall be paid, at the request of the Surviving Company, to the Surviving Company or as directed by the Surviving Company.  Any shareholders of the Company who have not theretofore complied with this Article II shall thereafter look only to the Surviving Company for payment of the Merger Consideration in respect of each Ordinary Share held by such shareholder at the Effective Time as determined pursuant to this Agreement, in each case, without any interest thereon.  Notwithstanding anything to the contrary contained herein, none of Parent, the Company, the Paying Agent or any other person shall be liable to any former holder of Ordinary Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(i)          In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Paying Agent, the posting by such person of a bond in such amount as Parent or the Paying Agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will pay and deliver to such person, concurrently with the date such bond is posted, the Merger Consideration deliverable in respect of such lost, stolen or destroyed Certificate (less any applicable withholding Taxes payable in respect thereof) pursuant to this Agreement, and the Ordinary Shares represented by such lost, stolen or destroyed Certificate shall forthwith be canceled.

2.5.          Withholding.

(a)          Notwithstanding anything to the contrary hereunder, Parent, Merger Sub, the Company, its Subsidiaries, the 102 Trustee and the Paying Agent (each, a “Payor”) shall be entitled to deduct and withhold or cause to be deducted and withheld from any payment otherwise payable pursuant to this Agreement (including the Merger Consideration and payments made pursuant to Section 2.3) such amounts as are required to be deducted and withheld with respect to such payment under the Code, the Israeli Income Tax Ordinance [New Version], 1961, as amended and the rules and regulations promulgated thereunder (the “Ordinance”) (in each case subject to the Withholding Tax Ruling and the Options Tax Ruling, if obtained), or under any other provision of applicable Law with respect to Taxes; provided, however, that with respect to withholding of Taxes levied, assessed, charged or imposed by any Israeli Governmental Entity, during such time that the Merger Consideration is retained for the benefit of each holder of record of Ordinary Shares (other than Company 102 Shares) in accordance with the provisions of Section 2.4(a), no amounts for Taxes levied, assessed, charged or imposed by any Israeli Governmental Entity shall be withheld unless requested otherwise by the Israel Tax Authority (the “ITA”) or by the Withholding Tax Ruling, if obtained. In the event any holder of record of Ordinary Shares, Company Options or Company RSU Awards provides the Payor with a valid withholding certificate issued by the ITA regarding the withholding (or exemption from withholding) of Taxes levied, assessed, charged or imposed by any Israeli Governmental Entity from the consideration payable in respect thereof to Parent’s reasonable satisfaction (the “Valid Certificate”), then the deduction and withholding of any amounts under the Ordinance or any other provision of the Law issued, promulgated or entered into by any Governmental Entity in Israel or requirement, if any, from any payment payable pursuant to this Agreement to such holder of record of Ordinary Shares, Company Options or Company RSU Awards, as applicable, shall be made only in accordance with the provisions of such Valid Certificate. For such purpose, each of the Withholding Tax Ruling and the Options Tax Ruling, in each case if obtained, will be considered a Valid Certificate provided, in the discretion of the applicable Payor, such ruling applies to the relevant holder and provided that if the applicable ruling requires the affirmative consent of the relevant holder, such holder consented to join any such applicable ruling. To the extent amounts are so withheld and paid over to the appropriate Governmental Entity, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withholding was made.

(b)          Prior to the Effective Time, Parent shall select, to the extent necessary in light of the provisions of the Withholding Tax Ruling, as may be applicable, or if Parent so elects, an information agent reasonably acceptable to the Company (the “Information Agent”) to assist in obtaining any requisite residency certificate and/or other declaration for Taxes levied, assessed, charged or imposed by any Israeli Governmental Entity withholding purposes and, in connection therewith, shall enter into an agreement with the Information Agent in a form reasonably satisfactory to the Company.

2.6.          Certain Adjustments.  Without limiting the obligations of the Company under this Agreement (including Section 5.1), if between the date of this Agreement and the Effective Time, the number of Ordinary Shares issuable upon conversion, exchange or exercise of any issued and outstanding securities of the Company are changed into a different number or a different class by reason of any reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, or other similar transaction, then the Merger Consideration and any other dependent items, as applicable, shall be appropriately and proportionately adjusted and as so adjusted shall, from and after the date of such event, be the Merger Consideration or other dependent item, as applicable.

2.7.          No Further Ownership Rights in Company Shares. From and after the Effective Time, all Ordinary Shares shall no longer be outstanding and shall automatically be cancelled, retired and cease to exist, and each holder Ordinary Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration payable therefor upon the surrender thereof in accordance with the provisions of this Article 2. The Merger Consideration paid in accordance with the terms of this Article 2 shall be deemed to have been paid in full satisfaction of all rights pertaining to such Ordinary Shares.

ARTICLE III
 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as (i) disclosed in the Company Reports filed with, or furnished to, the SEC since January 1, 2016 and prior to the date hereof (other than such disclosures in such Company Reports contained in the “Risk Factors” and “Forward Looking Statements” sections thereof or that are otherwise cautionary, predictive or forward-looking in nature) (it being acknowledged that this clause (i) shall not apply to any of Sections 3.2, 3.3, 3.7(a), 3.22 and 3.23) or (ii) set forth on the disclosure schedule delivered by the Company to Parent and Merger Sub contemporaneously with the execution of this Agreement (the “Company Disclosure Schedule”) (it being agreed that disclosure of any item in any section of the Company Disclosure Schedule shall also be deemed disclosure with respect to any other Section of this Agreement to which the relevance of such item is reasonably apparent on the face of such disclosure), the Company hereby represents and warrants to Parent and Merger Sub as follows:

3.1.          Corporate Organization.

(a)          The Company is a corporation duly organized and validly existing under the Laws of the State of Israel.  The Company has all requisite corporate power and authority to own, lease or operate all of its properties, rights and assets and to carry on its business as it is now being conducted, and is duly qualified to do business and is in good standing in each jurisdiction in which the nature of the business as now conducted by it or the character or location of the properties, rights and assets owned, leased or operated by it makes such qualification necessary, except where the failure to be so licensed, qualified or in good standing would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  The articles of association, as amended to date, of the Company (the “Charter Documents”), copies of which have been made available to Parent, are true, complete and correct copies of such documents as in full force and effect as of the date of this Agreement and the Company is not in default in the performance, observation or fulfillment of such Charter Documents in any material respects.

(b)          Each Subsidiary of the Company (i) is duly organized and validly existing as a corporation, partnership or other entity under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and is in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business as now conducted by it requires it to be so qualified and (iii) has all requisite corporate or other power and authority to own or lease its properties, rights and assets and to carry on its business as now conducted, except in regard to the preceding clauses (ii) and (iii) where the failure to be so licensed, qualified or in good standing would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  The certificate of incorporation, bylaws and similar governing documents of each Subsidiary of the Company, copies of which have been made available to Parent, are true, complete and correct copies of such documents as in full force and effect as of the date of this Agreement and none of the Subsidiaries of the Company is in default in the performance, observation or fulfillment of such documents in any material respects.

(c)          Section 3.1(c) of the Company Disclosure Schedule sets forth a complete list of each Subsidiary of the Company, together with its jurisdiction of organization or incorporation and the ownership interest (and percentage interest) of the Company or its Subsidiaries (and any other person, as applicable), in such Subsidiary. Except as set forth in Section 3.1(c) of the Company Disclosure Schedule, the Company and its Subsidiaries own, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity interests of each of the Subsidiaries of the Company, free and clear of any Liens, other than transfer and other restrictions under applicable securities Laws, and all of such outstanding shares of stock or other equity securities have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.

3.2.          Capitalization.

(a)          The authorized capital stock of the Company consists of NIS 1,000,000 divided into 100,000,000 Ordinary Shares of NIS 0.01 each.  As of the date of this Agreement, there were (i) 38,660,712 Ordinary Shares outstanding (including 3,625,870 Ordinary Shares held in treasury), (ii) Company Options to purchase an aggregate of 5,123,940 Ordinary Shares (with a weighted average exercise price per Ordinary Share of $9.32) and (iii) 231,000 Ordinary Shares underlying Company RSU Awards.  All of the issued and outstanding Ordinary Shares of the Company are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.  No Subsidiary of the Company owns any Ordinary Shares.

(b)          Except as set forth in Section 3.2(a), (i) the Company does not have any other Ordinary Shares or capital stock outstanding, (ii) neither the Company nor any of its Subsidiaries has issued, granted or is bound by any outstanding subscriptions, options, warrants, calls, convertible securities, preemptive rights, redemption rights, stock appreciation rights, stock-based performance units or other similar rights, agreements or commitments of any character relating to the purchase or issuance of any shares of the capital stock of the Company or of any of its Subsidiaries or other equity securities of the Company or any of its Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of the capital stock of the Company or any of its Subsidiaries (including any rights plan or agreement) or equity-based awards, and (iii) there are no Contracts to which the Company or any of its Subsidiaries is a party obligating the Company or any of its Subsidiaries to (A) issue, vote, transfer or sell any shares of capital stock or other equity interests of the Company or any of its Subsidiaries or securities convertible into or exchangeable or exercisable for such shares or equity interests, (B) issue, grant, extend or enter into any such subscription, option, warrant, call, convertible securities, stock-based performance units or other similar right, agreement, arrangement or commitment, (C) redeem or otherwise acquire any such shares of capital stock or other equity interests or (D) otherwise make any investment (in the form of a loan, capital contribution or otherwise) in any of the Company’s Subsidiaries or any other person.

(c)          Except as set forth in Section 3.2(c) of the Company Disclosure Schedule, there are no Contracts to which the Company or any of its Subsidiaries is a party with respect to the voting of, that restricts the transfer of or that provides registration rights in respect of, the capital stock or other equity interest of the Company or any of its Subsidiaries.

(d)          Section 3.2(d) of the Company Disclosure Schedule contains a list setting forth, as of the date of this Agreement, all outstanding Company Options and Company RSU Awards and all other equity or equity-based awards relating to Ordinary Shares, the Company Stock Plan under which such Company Option or Company RSU Award was issued, whether such Company Option is currently intended to qualify as a nonqualified stock option or incentive stock option pursuant to the Code, or otherwise, the names and residences of the optionees or grantees thereof, identification of any such optionees or grantees that are not current or former employees, directors or officers of the Company or its Subsidiaries, the date each such Company Option or other award was granted, the number of Ordinary Shares subject to each such Company Option or underlying each such other award, the expiration date of each such Company Option or other award, the price at which each such Company Option may be exercised, the fair market value of one Ordinary Share on the date of grant of each of the foregoing, whether each such Company Option and Company RSU Award was granted and is subject to Tax pursuant to Section 3(i) of the Ordinance or Section 102 of the Ordinance and the applicable sub-section of Section 102 of the Ordinance, and for Company Options and Company RSU Awards subject to Section 102(b) of the Ordinance the date of deposit of such Company Option with the 102 Trustee, including, only with respect to grants following July 24, 2012, the date of deposit of the applicable board resolution and the date of deposit of the respective option agreement with the 102 Trustee.

(e)          Except as set forth in Section 3.2(e) of the Company Disclosure Schedule, all Company Options, Company RSU Awards, and Company 102 Shares currently outstanding and granted by the Company to its officers and employees in Israel were granted under the Company Stock Plans approved, or not rejected within ninety (90) days from filing, by the ITA under the capital gains route of Section 102 of the Ordinance. Except as set forth in Section 3.2(e) of the Company Disclosure Schedule, the Company has complied with all requirements of such Section 102 of the Ordinance and the regulations promulgated thereunder in all respects.

(f)          Section 3.2(f) of the Company Disclosure Schedule sets forth a complete list of all joint ventures, partnerships, limited liability companies or other companies, entities or persons, other than the Subsidiaries of the Company, in which the Company or any of its Subsidiaries owns, directly or indirectly, any shares of capital stock or equity interests, together with the Company’s or its Subsidiary’s ownership interest (and percentage interest) in each such person.

(g)          As of the date of this Agreement (i) there is no outstanding indebtedness for borrowed money (or guarantees thereof) of the Company or its Subsidiaries (excluding intercompany indebtedness among the Company and/or wholly-owned Subsidiaries) other than indebtedness reflected on the consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2016 (or the notes thereto) as previously provided to Parent and as set forth in Section 3.2(g)(i) of the Company Disclosure Schedule and (ii) neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any “off balance sheet arrangement” (as defined in the instruction to Item 5.E(2) on Form 20-F). The Company does not have outstanding any bonds, debentures, notes or other indebtedness having the right to vote on any matters on which shareholders may vote.

(h)          All of the outstanding share capital of, or other equity or voting interest in, each Subsidiary of the Company (i) have been duly authorized, validly issued and are fully paid and nonassessable and (ii) are owned, directly or indirectly, by the Company, free and clear of all Liens (other than Liens under applicable securities Laws) and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such share stock or other equity or voting interest) which restriction would prevent the operation by the Surviving Company of such Subsidiary’s business as presently conducted.

3.3.          Authority.

(a)          The Company has the requisite corporate power and authority to execute and deliver this Agreement and, subject to the Company Shareholder Approval, to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement and the consummation by the Company of the transactions contemplated hereby have been duly and validly approved by all necessary corporate action of the Company and no other corporate or shareholder proceedings (subject, in the case of the consummation of the Merger, to the Company Shareholder Approval) on the part of the Company are necessary to approve this Agreement or to consummate the transactions contemplated hereby.  This Agreement has been duly and validly executed and delivered by the Company and (assuming due authorization, execution and delivery by Parent and Merger Sub) constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally.

(b)          In compliance with the requirements of the ICL and the Charter Documents, the Company Board, by resolutions duly adopted by unanimous vote of the board of directors at a meeting duly called and held, which resolutions have not as of the date of this Agreement been subsequently rescinded, modified or withdrawn in any way, has (i) determined that this Agreement, the Merger and the other transactions contemplated hereby are fair to and in the best interests of the Company and its shareholders and that, considering the financial position of the Company and Merger Sub, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors, and declared the Merger to be advisable, (ii) approved this Agreement, the Merger and the other transactions contemplated hereby, (iii) recommended that the Company’s shareholders adopt this Agreement (the “Company Recommendation”), and (iv) directed that the Agreement be submitted for adoption by the shareholders of the Company at the Company Shareholders Meeting.  To the extent required under applicable Law, the audit committee or the compensation committee of the Company Board (as the case may be) has unanimously approved this Agreement, the Merger and the other transactions contemplated hereby prior to the aforesaid approval of the Company Board.

3.4.          Consents and Approvals.

(a)          No consents, authorizations, permits or approvals of, or filings, notifications or registrations with, any Governmental Entities are required to be obtained or made by or on behalf of the Company or any of its Subsidiaries in connection with the execution, delivery or performance by the Company of this Agreement or the consummation of the Merger and the other transactions contemplated hereby, except for: (i) the OCS Notice, (ii) the filings and other Approvals as may be required under the Exchange Act, (ii) the filing of the Merger Proposal with the Companies Registrar and all such other notices or filings required under the ICL with respect to the consummation of the Merger and the issuance of the Certificate of Merger by the Companies Registrar, (iii) any notices or filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and any receipt of authorization, permit or approval required under any other applicable foreign competition Laws as set forth in Section 3.4(a)(iii) of the Company Disclosure Schedule and/or the expiration or termination of any applicable waiting periods (or approval) thereunder, (iv) the filings and other Approvals as may be required under the rules and regulations of NASDAQ, (v) the filing of requests for the Options Tax Ruling and the Withholding Tax Ruling, (vi) the other consents and approvals as set forth in Section 3.4(a)(vi) of the Company Disclosure Schedule and (vii) such other consents, authorizations, approvals, filings and registrations, the failure of which to obtain or make would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)          Neither the execution, delivery or performance of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby, will (i) violate any provision of the Charter Documents of the Company or any of the similar governing documents of any of its Subsidiaries or (ii) assuming that the consents, approvals and waiting periods referred to in Section 3.4(a) are duly obtained or satisfied, (x) violate any law, statute, code, ordinance, rule, regulation, judgment, order, award, writ, decree or injunction issued, promulgated or entered into by or with any Governmental Entity (each, a “Law”) applicable to the Company or any of its Subsidiaries or any of their respective properties, rights or assets, or (y) violate, conflict with, require a payment under, result in a breach of any provision of or the loss of any benefit under, or require redemption, repayment or repurchase or otherwise require the purchase or sale of any securities, constitute a default under, result in the termination of or a right of termination, modification or cancellation under, accelerate the performance required by, or result in the creation of any Lien, other than Permitted Liens (or have any of such results or effects upon notice or lapse of time, or both) upon any of the respective properties, rights or assets of the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any Contract (including any Privacy Policies) to which the Company or any of its Subsidiaries is a party, or by which they or any of their respective properties, rights, assets or business activities may be bound or affected, except in the case of this clause (ii) for such violations, conflicts, breaches, defaults or other events which would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c)          The revenues of the Company and its Subsidiaries in Israel for the fiscal year ending in December 31, 2016 is set forth in Section 3.4(c) of the Company Disclosure Schedule.

3.5.          SEC Reports; Other Reports; Internal Controls.

(a)          Since January 1, 2015, the Company has filed or furnished all reports, forms, schedules, exhibits, certifications, registration statements and other documents (the “Company Reports”) required to be filed or furnished by it with the SEC.  As of the respective dates they were filed or furnished to the SEC (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of such subsequent filing), (i) the Company Reports complied in all material respects with the requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as the case may be, and the rules and regulations thereunder applicable to such Company Reports at the time such Company Report was filed or submitted, and (ii) none of the Company Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Since January 1, 2015, the Company has been in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of NASDAQ (subject to permissible exemptions for “foreign private issuers” (as such term is defined under the Exchange Act)) and the corporate governance and other requirements of the ICL.  The Company has made available to Parent true and complete copies of all comment letters and any other material correspondence between the SEC, on the one hand, and the Company or any of its Subsidiaries, on the other hand, since January 1, 2015 and prior to the date hereof, but only to the extent that such letters and responses have not been published on the SEC’s EDGAR site. As of the date hereof, there are no outstanding or unresolved comments in a comment letter received from the SEC staff with respect to any Company Reports and, to the knowledge of the Company, none of the Company Reports is the subject of any ongoing review by the SEC.  None of the Company’s Subsidiaries is required to file periodic reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act.

(b)          The Company has established disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) that are designed to ensure that all information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act.  The Company has designed and maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) to provide reasonable assurances regarding the reliability of financial reporting for the Company.  Neither the Company nor any of its Subsidiaries has, since January 1, 2014, received in writing any material complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices.

(c)          As of the date of this Agreement, the Company is a “foreign private issuer” as such term is defined under the Exchange Act.

3.6.          Financial Statements; Undisclosed Liabilities.

(a)          The financial statements (including any related notes and schedules thereto) of the Company and its Subsidiaries included in the Company Reports complied as to form, as of their respective dates of filing with the SEC (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of such subsequent filing), in all material respects, with all applicable accounting requirements, the Securities Act and the Exchange Act, and with the rules and regulations of the SEC with respect thereto, have been prepared in accordance with U.S. GAAP applied on a consistent basis during the periods involved (except as may be disclosed therein and, in the case of the unaudited financial statements, as permitted by the SEC), and fairly present, in all material respects, the consolidated financial position of the Company and its Subsidiaries and the consolidated results of operations, changes in shareholders’ equity and cash flows of such companies as of the dates and for the periods shown.  The books and records of the Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with all applicable legal and accounting requirements, and the Company’s financial statements are consistent with such books and records.

(b)          Except for (i) those liabilities or obligations that are set forth in the Company’s financial statements (as restated or the notes thereto) included in the Company Reports filed with the SEC and publicly available prior to the date of this Agreement, (ii) liabilities or obligations incurred since the date of such financial statements in the ordinary course of business consistent with past practice (or pursuant to or as expressly permitted by this Agreement), (iii) liabilities or obligations that would not have, individually or in the aggregate, a Material Adverse Effect, or (iv) liabilities or obligations incurred pursuant to the transactions contemplated by this Agreement, neither the Company nor any of its Subsidiaries has incurred any liability of any nature whatsoever (whether absolute, accrued or contingent or otherwise, whether due or to become due and whether or not required by U.S. GAAP to be disclosed, reflected or reserved for in a consolidated balance sheet or the notes thereto).

3.7.          Absence of Certain Changes or Events.  Since December 31, 2016, (a) no event, change, effect or occurrence has occurred or fact or circumstance has arisen which has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (b) none of the Company or any of its Subsidiaries has taken any action that would have been prohibited by Section 5.1 if taken after the date of this Agreement and (c) the Company and each of its Subsidiaries has conducted its business, in all material respects, in the ordinary course of business consistent with past practice.

3.8.          Legal Proceedings.

(a)          Except as set forth in Section 3.8(a) of the Company Disclosure Schedule, other than any such Claims that would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (i) there are no Claims pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, including before any Governmental Entity and (ii) there is no injunction, writ, order, award, judgment, settlement or decree imposed upon or entered into by the Company, any of its Subsidiaries or the properties, rights or assets of the Company or any of its Subsidiaries.

(b)          Except as otherwise set forth in Section 3.8(b) of the Company Disclosure Schedule, other than any such Claims that would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, since January 1, 2014, (i) there have been no Claims against the Company or any of its Subsidiaries, including before any Governmental Entity and (ii) there have been no injunctions, writs, orders, awards, judgments, settlements or decrees entered into by, or to the knowledge of the Company, imposed upon, the Company, any of its Subsidiaries or the properties, rights or assets of the Company or any of its Subsidiaries.

3.9.          Compliance with Applicable Law; FCPA; OFAC.

(a)          Except as set forth in Section 3.9(a) of the Company Disclosure Schedule, the Company and each of its Subsidiaries (i) are, and since January 1, 2013 have been, in compliance with and are not in default under or in violation of any applicable Law and (ii) since January 1, 2013, have not received any written notice from any Governmental Entity alleging, or to the knowledge of the Company, has any Governmental Entity otherwise threatened in writing, that the Company or any of its Subsidiaries is in violation of any applicable Law, except in the case of clauses (i) and (ii), for such non-compliance, default or violation as would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)          Except as set forth in Section 3.9(b) of the Company Disclosure Schedule, the Company and each of its Subsidiaries (i) hold, and have at all times since January 1, 2013 held and are currently in material compliance with, all material Approvals which are required for the conduct of their respective businesses and ownership of their respective properties, rights and assets, (ii) since January 1, 2013, have made all material filings with, and given all notifications to, all Governmental Entities as required by all applicable Health Care Laws in order to conduct the business in the manner currently conducted.  All such material Approvals are valid and in full force and effect, except as would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  Neither the Company nor any of its Subsidiaries has received written notice from any Governmental Entity regarding (and to the knowledge of the Company there is not): (i) any actual or possible material violation of or failure to comply with any term or requirement of any material Approval; (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any material Approval; or (iii) any denial of, or failure to obtain or receive, any material Approval, in each case related to the Company or any of its Subsidiaries.

(c)          Except as set forth in Section 3.9(c) of the Company Disclosure Schedule, the business of the Company and any of its Subsidiaries, in each case as now conducted, does not involve the use or development of, or engagement in, encryption technology, or other technology whose development, commercialization or export requires the Company or any of its Subsidiaries to obtain a license from the Israeli Ministry of Defense or an authorized body thereof pursuant to Section 2(a) of the Declaration Regarding the Control of Commodities and Services (Engagement in Encryption Means), 1974 or other applicable legislation regulating the development, commercialization or export of technology.

(d)          None of the Company or any of its Subsidiaries (i) is a person, or is located in a country or territory (except in connection with business operations authorized by the regulations administered by OFAC), that is subject to any applicable economic sanctions, including, but not limited to, those administered by OFAC (collectively, “Sanctions”), (ii) directly, or, to the Company’s knowledge, indirectly conducts any business or engages in making or receiving any contribution of funds, goods or services to or for the benefit of any person who is subject or target of Sanctions, including, but not limited to, those persons and entities listed in OFAC’s Specially Designated Nationals and Blocked Persons List, Foreign Sanctions Evaders List, and Sectoral Sanctions Identifications List (except pursuant to and as authorized by advisory opinions of, or licenses granted by, the regulations administered by OFAC), (iii) directly, or, to the Company’s knowledge, indirectly deals in, or otherwise engages in any transaction related to, any property or interests in property blocked pursuant to any Sanctions (except pursuant to and as authorized by advisory opinions of, or licenses granted by, the regulations administered by OFAC) or (iv) directly, or, to the Company’s knowledge, indirectly engages in or conspires to engage in any transaction that evades or avoids, or has the purpose of evading or avoiding, or attempts to violate, any of the applicable prohibitions set forth in any of the foregoing clauses of this Section 3.9(d).  To the Company’s knowledge, the Company, its Subsidiaries, and its affiliates have at all times since January 1, 2012 been in compliance with Sanctions.

(e)          None of the Company or any of its Subsidiaries, or, to the Company’s knowledge, any of their respective officers, directors, employees or agents acting on their behalf has directly or indirectly (i) made, offered, solicited, or received any unlawful contribution, gift, bribe, rebate, payoff, influence payment, kickback or other unlawful payment; (ii) taken any action that caused the Company or any of its Subsidiaries to violate the United States Foreign Corrupt Practices Act of 1977, the UK Bribery Act 2010, any applicable Law implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business, or any other applicable international conventions or applicable anti-bribery or anti-corruption law or regulation (collectively, the “Bribery Legislation”); or (iii) paid, offered, promised to pay, or authorized the payment of money or any other thing of value to any Government Official or to any person under circumstances where the Company, any of its Subsidiaries, or any of their respective officers, directors, employees or agents acting on their behalf knew or had reason to believe that all or a portion of such money or thing of value would be offered, given, or promised, directly or indirectly, to any Government Official, in each case for the purpose of (A) influencing any act, omission or decision of such Government Official in an official capacity; (B) inducing such Government Official to influence or affect any decision of any Governmental Entity or any government-owned or government-controlled enterprise; (C) inducing such Government Official to do or omit to do any act in relation to his or her lawful duty; (D) securing any improper advantage; or (E) expediting or securing the performance of official acts of a routine nature, in each case in order to assist the Company or any of its Subsidiaries in obtaining or retaining business or directing business to any person.  None of the Company or any of its Subsidiaries is, or, to the Company's knowledge, has at any time been, subject to any Claims, or made any voluntary disclosures to any Governmental Entity, involving the Company or any of its Subsidiaries in any way relating to applicable Bribery Legislation.  The Company and its Subsidiaries have in place adequate procedures designed to prevent their directors, officers, employees, agents, representatives and affiliates from unlawfully offering, promising or giving anything of value to another person to obtain or retain business or an advantage in the conduct of their business.

3.10.        Material Contracts.

(a)           Except as set forth in Section 3.10(a) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to or is bound by any Contract:

(i)            that is any “material contract” listed on the Company’s annual report on Form 20-F for the year ending December 31, 2016;

(ii)           with the top twenty (20) distributors by revenue and by transaction volume for the year ended December 31, 2016;

(iii)          that relates to any joint venture, partnership, limited liability or other similar agreements or arrangements relating to the formation, creation, operation, management or control of any joint venture or partnership (other than with or among wholly-owned Subsidiaries of the Company);

(iv)          that (A) is an indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other contract providing for or securing indebtedness or deferred payment (in each case, whether incurred, assumed, guaranteed or secured by any asset) in excess of  $1,000,000, (B) grants a Lien (other than a Permitted Lien) or restricts the granting of Liens (except for leases and contracts relating to indebtedness) on any property or asset of the Company or its Subsidiaries that taken as a whole is material to the Company and its Subsidiaries, taken as a whole, or (C) provides for or relates to any interest, currency or hedging, derivatives or similar contract or arrangement or (D) restricts payment of dividends or any distributions in respect of the equity interests of the Company or any of its Subsidiaries;

(v)           that relates to the settlement of, or other arrangements with respect to, any current or former Claim (x) with any Governmental Entity which imposes ongoing obligations or restrictions on the Company or any of its Subsidiaries, (y) which would require the Company or any of its Subsidiaries to pay consideration of more than $500,000 in the aggregate after the date of this Agreement or (z) which materially restricts or imposes material obligations upon the Company or its Subsidiaries;

(vi)          that is between the Company or any of its Subsidiaries, on the one hand, and any of the Company’s or its Subsidiaries’ respective directors, officers (including any employment agreements and related Contracts with such officers) or shareholders who own five percent (5%) or more of the Ordinary Shares, on the other hand;

(vii)         that contains covenants that (A) purport to limit or restrict, in any material respect, the ability of the Company or any of its Subsidiaries (or Parent or its affiliates after the Effective Time) to compete with any person in any business or in any geographic area, including any non-compete covenant, or other similar obligations or (B) grant to the other party to such Contract (or a third party) exclusivity or “most favored nation” status (whether in terms of pricing or otherwise);

(viii)        that grants any rights of first refusal, rights of first offer or other similar rights to any person (other than Parent or the Company) with respect to any material asset of the Company or its Subsidiaries or that contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any person or material assets of any person;

(ix)           that is for the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets or capital stock or other equity interests of any person, pursuant to which the Company or any of its Subsidiaries has continuing “earn out” or other similar contingent payment obligations, indemnification or other obligations outstanding;

(x)            that obligates the Company to make any capital expenditure or investment not in accordance with the Capital Expenditure Budget in excess of $250,000;

(xi)          that requires the Company or any of its Subsidiaries to provide any funds to or make any investment in (in each case, in the form of a loan, capital contribution or similar transaction) any person in excess of $250,000;

(xii)          that relates to Intellectual Property or IT Assets that are, individually or in the aggregate, material to the operation of the business of the Company or its Subsidiaries (other than non-exclusive commercially available software licenses with annual fees of less than $250,000 or non-exclusive licenses to service providers, customers and end users in the ordinary course of business, or agreements relating to Open Source Materials);

(xiii)         each severance agreement and any employment or other Contract with an employee or former employee, independent contractor or former independent contractor, officer or director of the Company or any of its Subsidiaries providing for aggregate compensation in excess of $250,000 in any twelve (12) month period;

(xiv)        with a Governmental Entity, university, educational institution, research center, or similar institution or organization (“R&D Sponsor”) that relates to the sponsorship, funding, or development of any material research and development or the creation or development of any material Intellectual Property;

(xv)         each lease of real property with aggregate annual payments in excess of $150,000;

(xvi)        except to the extent such Contract is described in clauses (i)-(xv) above, that calls for (A) aggregate payments by or to, or other consideration from or for, the Company and its Subsidiaries of more than $250,000 over the remaining term of such Contract or (B) annual aggregate payments by or to, or other consideration from or for, the Company and its Subsidiaries of more than $250,000 or that is with a supplier of the Company or any Subsidiary that is covering a material sole source of supply to the Company and its Subsidiaries.

Each Contract, arrangement or commitment of the type described in this Section 3.10(a) (whether or not in effect on the date hereof), is referred to herein as a “Material Contract”.  The Company has made available to Parent true, correct and complete copies of each Material Contract.

(b)          Except as set forth in Section 3.10(b)(i) of the Company Disclosure Schedule, (i) each Material Contract is valid and binding on the Company or its applicable Subsidiary and in full force and effect, and, to the knowledge of the Company, is valid and binding on the other parties thereto, (ii) the Company and each of its Subsidiaries and, to the knowledge of the Company, each of the other parties thereto, has performed, in all material respects, all obligations required to be performed by it to date under each Material Contract, and (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute a breach or default or give rise to any right of termination, cancellation, modification or acceleration on the part of the Company or any of its Subsidiaries or, to the knowledge of the Company, any other party thereto, under any such Material Contract, except where such breach or default would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Except as set forth in Section 3.10(b)(ii) of the Company Disclosure Schedule, since December 31, 2015, neither the Company nor any of its Subsidiaries has received any written notice of a material breach or material default from a counterparty to any Material Contract and no counterparty to a Material Contract has notified the Company or its Subsidiaries in writing that it intends to terminate or not renew a Material Contract.

3.11.        Taxes.

(a)          Except as set forth in Section 3.11(a) of the Company Disclosure Schedule, to the knowledge of the Company, no examination, audit or other proceeding in respect of any Tax liability of the Company or any of its Subsidiaries is being conducted by a taxing authority or has been threatened in writing by a taxing authority.  Except as set forth in Section 3.11(a) of the Company Disclosure Schedule, all income and other material Tax Returns (as hereinafter defined) required to be filed by, or on behalf of, the Company or its Subsidiaries have been timely filed (subject to regular extensions), and such Tax Returns are true, correct and complete in all material respects.  Each of the Company and its Subsidiaries has timely paid in full all income and other material Taxes, whether or not shown as due on such Tax Returns.  No deficiencies for any material Taxes have been asserted, assessed, or, to the knowledge of the Company, proposed or threatened in writing, by a taxing authority against the Company or any of its Subsidiaries or any of their assets or properties, and the Company knows of no grounds for any such assessment.  There are no material Liens for Taxes (other than Permitted Liens) upon the assets or properties of either the Company or any of its Subsidiaries, other than with respect to Taxes not yet due or payable.

(b)          Except as set forth in Section 3.11(b) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries (i) is or has ever been a member of an affiliated, consolidated, combined or unitary group (other than an affiliated group (as such term is defined in Section 1504 of the Code) the common parent of which is Syneron, Inc.) filing an affiliated, consolidated, combined or unitary Tax Return, (ii) has any material liability for Taxes of any person (other than the Company and any of its Subsidiaries) arising from the application of Treasury Regulation Section 1.1502-6 or any analogous provision of state, local or foreign Law, or as a transferee or successor, by contract, or otherwise, or (iii) is a party to, is bound by or has any obligation under any Tax sharing, Tax indemnity or Tax allocation agreement or similar contract or arrangement.

(c)          Except as set forth in Section 3.11(c) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries (i) has been either a “distributing corporation” or a “controlled corporation” in a distribution in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable, (ii) owns, or since January 1, 2012 has owned, any interest in any controlled foreign corporation pursuant to Section 75B of the Ordinance, (iii) has requested or been granted any waiver of any federal, state, local or foreign statute of limitations with respect to, or any extension of a period for the assessment or collection of, any Tax, (iv) has participated in or has any liability or obligation with respect to any “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4 (or any similar provision of state, local or foreign Law) or any “Reportable Tax Positions”, as defined by the applicable Law issued, promulgated or entered into by any Governmental Entity in Israel with respect to Taxes, (v) is currently or has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code, or (vi) has issued, or been the holder of, an “expanded group interest” within the meaning of Treasury Regulation Section 1.385-2(d)(3).

(d)          The Company and each Subsidiary have complied in all material respects with all the applicable laws relating to the payment and withholding of Taxes, and to the extent required, such Taxes have been properly paid to the relevant taxing authority.

(e)          Neither the Company or any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in or incorrect method of accounting of the Company or any of its Subsidiaries on or prior to the Closing Date, (ii) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local, or foreign Laws in respect to Taxes), (iii) installment sale or open transaction arising in a taxable period (or portion thereof) ending on or prior to the Closing Date, (iv) prepaid amount received or paid on or prior to the Closing Date or (v) deferred gains arising on or prior to the Closing Date.

(f)          No written claim has ever been made by any taxing authority in a jurisdiction where neither the Company nor any of its Subsidiaries files Tax Returns that the Company or such Subsidiary is or may be subject to taxation by, or required to file Tax Returns in, that jurisdiction.

(g)          Except as set forth in Section 3.11(g) of the Company Disclosure Schedule, (i) none of the Company’s non-U.S. Subsidiaries has recognized a material amount of Subpart F income as defined in Section 952 of the Code during a taxable year of such Subsidiary that includes but does not end on the Closing Date, (ii) neither the Company nor any of its Subsidiaries has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized, and (iii) none of the Company’s Subsidiaries are managed and controlled from Israel.

(h)          Each of the Company and its Subsidiaries is in compliance in all material respects with all applicable transfer pricing laws and regulations, including the execution and, to the extent required, maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology and conducting intercompany transactions at arm’s length.

(i)          Except as set forth in Section 3.11(i) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries (i) owns any “Approved Enterprise”, “Benefitted Enterprise” or “Preferred Enterprise,” as each such term is defined in the Israeli Law for Encouragement of Capital Investments, 1959 or (ii) is subject to any restrictions or limitations pursuant to Part E2 of the Ordinance or pursuant to any Tax ruling made with reference to the provisions of such Part E2.

3.12.        Employees; Employee Benefit Plans.

(a)          Section 3.12(a) of the Company Disclosure Schedule contains a true and complete list of each Plan.  For purposes of this Agreement, the term “Plan” shall mean each and any “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not subject to ERISA, and other material employment, individual consulting, stock purchase, stock option, severance, retention, employee loan, change-in-control, fringe benefit, collective bargaining, bonus, incentive, deferred compensation, commission, restricted stock, health and welfare, retirement, supplemental retirement, retiree medical, life insurance, pension, savings, and all other employee compensation or benefit plans, Contracts, agreements, programs, policies or other binding arrangements, whether oral or written, (i) under which any current or former employee, officer, director, consultant or independent contractor of the Company or any of its Subsidiaries (“Company Employees”) has had or has any present or future right to material benefits, (ii) which are contributed to, sponsored by or maintained by the Company or any of its Subsidiaries or (iii) under which the Company or any of its Subsidiaries has had or has any present or future material liability.

(b)          With respect to each Plan, the Company has delivered to Parent or made available a current, accurate and complete copy (or, to the extent no such copy exists, an accurate description) thereof and, to the extent applicable: (i) any related trust agreement or other funding instrument; (ii) the most recent determination letter, if applicable; (iii) any summary plan description and other material written communications by the Company or any of its Subsidiaries to Company Employees concerning the extent of the benefits provided (or to be provided) under a Plan; and (iv) for the most recent two (2) years (A) the Form 5500 and attached schedules, (B) audited financial statements and (C) actuarial valuation reports.

(c)          (i) Each Plan has been established and administered, in all material respects, in accordance with its terms and in material compliance with the applicable provisions of ERISA, the Code and other applicable Laws, rules and regulations; (ii) each Plan which is intended to be qualified within the meaning of Section 401(a) of the Code is so qualified and has received a favorable determination letter as to its qualification, and nothing has occurred, whether by action or failure to act, that could reasonably be expected to cause the loss of such qualification; (iii) no event has occurred and no condition exists that would subject the Company or any of its Subsidiaries, either directly or by reason of their affiliation with any “ERISA Affiliate” (defined as any organization which is a member of a controlled group of organizations within the meaning of Sections 414(b), (c), (m) or (o) of the Code), to any material tax, fine, lien, penalty or other liability imposed by ERISA, the Code or other applicable Laws, rules and regulations; (iv) for each Plan with respect to which a Form 5500 has been filed, no material change has occurred with respect to matters covered by the most recent Form since the date thereof; (v) no “reportable event” (as such term is defined in Section 4043 of ERISA) that could reasonably be expected to result in liability, no nonexempt “prohibited transaction” (as such term is defined in Section 406 of ERISA and Section 4975 of the Code) or failure to satisfy a “minimum funding standard” (as such term is defined in Section 302 of ERISA and Section 412 of the Code (whether or not waived)) has occurred with respect to any Plan; (vi) except as set forth in Section 3.12(c)(vi) of the Company Disclosure Schedule, no Plan provides material post-employment welfare (including health, medical or life insurance) benefits and neither the Company nor any of its Subsidiaries have any current or potential material liability in respect of any such post-employment welfare benefits now or in the future, for current, former or retired employees of the Company or any of its Subsidiaries, other than as required to avoid an excise tax under Section 4980B of the Code or any similar Law; (vii) neither the Company nor any ERISA Affiliate has engaged in, or is a successor or parent corporation to an entity that has engaged in, a transaction described in Sections 4069 or 4212(c) of ERISA.

(d)          Each Plan that is or has ever been a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code and associated Treasury Department guidance (A) since January 1, 2005, has been operated in good faith compliance and documentary compliance with Section 409A of the Code and associated Internal Revenue Service and Treasury Department guidance, and (B) which was in existence prior to January 1, 2005 has not been “materially modified” within the meaning of Section 409A of the Code and associated Internal Revenue Service and Treasury Department guidance, including IRS Notice 2005-1.

(e)          No Plan is subject to Section 302 or Title IV of ERISA or Section 412 or Section 4971 of the Code.

(f)           None of the Plans is a multiemployer plan (within the meaning of Section 4001(a)(3) of ERISA) and none of the Company, its Subsidiaries or any ERISA Affiliate has at any time sponsored or contributed to, or has or had any liability or obligation in respect of, any multiemployer plan.

(g)          With respect to any Plan, (i) no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending, or to the knowledge of the Company, threatened in writing, (ii) to the knowledge of the Company, no facts or circumstances exist that could give rise to any such actions, suits or claims and (iii) no written or oral communication has been received from the Pension Benefit Guaranty Corporation (the “PBGC”) in respect of any Plan subject to Title IV of ERISA concerning the funded status of any such plan, and (iv) no administrative investigation, audit or other administrative proceeding by the Department of Labor, the PBGC, the Internal Revenue Service or other governmental agencies are pending, in progress (including any routine requests for information from the PBGC) or, to the knowledge of the Company, threatened in writing.

(h)          Except as set forth in Section 3.12(h) of the Company Disclosure Schedule, the execution of this Agreement, shareholder approval of this Agreement or the transactions contemplated by this Agreement (whether alone or in connection with any subsequent event(s)), could not reasonably be expected to: (i) result in any severance pay or any increase in severance pay upon any termination of employment, (ii) result in the acceleration of the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount in a material manner payable or result in any other material obligation pursuant to, any of the Plans, (iii) result in the limitation of or restriction of the right of the Company to merge, amend or terminate any Plan, or (iv) result in any payment of any amount that would constitute an “excess parachute payment” (as such term is defined in Section 280G(b)(i) of the Code) to any current or former employee, director, officer or independent contractor of the Company and its Subsidiaries.

(i)           Except as set forth in Section 3.12(i) of the Company Disclosure Schedule, no Plan is maintained outside the jurisdiction of the United States, or covers any employee residing or working outside the United States (any such Plan set forth in Section 3.12(i) of the Company Disclosure Schedule a, “Foreign Benefit Plan”).  With respect to any Foreign Benefit Plans, (i) all Foreign Benefit Plans have been established, maintained and administered in material compliance with their terms and all material applicable statutes, laws, ordinances, rules, orders, decrees, judgments, writs, and regulations of any controlling governmental authority or instrumentality; (ii) all Foreign Benefit Plans that are required to be funded are fully funded, and with respect to all other Foreign Benefit Plans, adequate reserves therefore have been established on the accounting statements of the applicable Company or Subsidiary entity; and (iii) no material liability or obligation of the Company or its Subsidiaries exists with respect to such Foreign Benefit Plans that has not been disclosed on Section 3.12(i) of the Company Disclosure Schedule.

(j)           To the extent applicable, each Foreign Benefit Plan has been approved by the relevant taxation and other Governmental Entities, if required, so as to enable: (i) the Company or any of its Subsidiaries and the participants and beneficiaries under the relevant Foreign Benefit Plan and (ii) in the case of any Foreign Benefit Plan under which resources are set aside in advance of the benefits being paid (a “Funded Foreign Benefit Plan”), the assets held for the purposes of the Funded Foreign Benefit Plans, to enjoy the most favorable taxation status possible and the Company is not aware of any ground on which such approval may cease to apply.

(k)          Each Plan that is intended to qualify as a capital gains route plan under Section 102 of the Ordinance has received a favorable determination or approval letter or is otherwise approved by the ITA as such.  The Company 102 Securities have been granted or issued, as applicable, in compliance in all material respects with the applicable requirements of Section 102 of the Ordinance and the written requirements and guidance of the ITA, including, without limitation, the adoption of the applicable board resolutions, the timely filing of the necessary documents with the ITA, the appointment of an authorized trustee to hold the Company 102 Securities, and the timely deposit of such securities or related documents with such trustee, pursuant to the terms of Section 102 of the Ordinance.

3.13.        Labor Matters.

(a)          Except as set forth in Section 3.13(a) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is or has been a party to or is bound by or is currently negotiating any collective bargaining agreement or Contract with a labor union, labor organization, works council, trade union or other representative of any Company Employees or is otherwise required (under any Law, Contract or otherwise) to provide benefits or working conditions under any of the foregoing (each a “Collective Bargaining Agreement”), except for Collective Bargaining Agreements applicable to all employees in Israel, nor is any Collective Bargaining Agreement being negotiated by the Company as of the date hereof.  Neither the Company nor any of its Subsidiaries is the subject of a proceeding asserting that it or any such Subsidiary has committed an unfair labor practice (within the meaning of the National Labor Relations Act or any similar foreign law).

(b)          There are no and has never been any labor union, labor organization or group of employees of the Company or any Subsidiaries that has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the Company’s knowledge, threatened in writing to be brought or filed, with the National Labor Relations Board or any other labor relations tribunal or authority.  There have been no labor union organizing or similar activities with respect to any employees of the Company or any Subsidiaries. There is no strike or other labor dispute or disputes involving the Company or any of its Subsidiaries pending, or to the Company’s knowledge, threatened. Neither the Company nor any of its Subsidiaries has paid, required to pay and has been requested in writing to pay any payment (including professional organizational handling charges) to any employers’ association or organization.

(c)          The Company and each of its Subsidiaries is in material compliance and have, since January 1, 2014 been in material compliance with all applicable Laws and Contracts  relating to employment, employment practices, compensation, immigration, employee leave, benefits, hours, terms and conditions of employment, and the termination of employment, including the proper classification of employees as exempt or nonexempt from overtime pay requirements and the proper classification of individuals as contractors or employees, unemployment insurance, collective dismissals and the Worker Adjustment and Retraining Notification Act (and any applicable similar foreign, state or local Laws) (collectively, the “WARN Act”).

(d)          Solely with respect to employees who reside or work in Israel (“Israeli Employees”): (i) neither the Company nor any of its Subsidiaries has or is subject to, and no Israeli Employee of the Company or any of its Subsidiaries benefits from, any extension order (tzavei harchava) or any contract or arrangement with respect to employment or termination thereof (other than extension orders applicable to all employees in Israel), (ii) the Company’s or its applicable Subsidiary’s obligations to provide statutory severance pay to its Israeli Employees pursuant to the Severance Pay Law-1963 and vacation pursuant to the Israeli Annual Leave Law-1951 and any personal employment agreement have been, in all material respects, satisfied or have been fully funded by contributions to appropriate insurance funds or materially accrued on the Company’s financial statements, and (iii) the Company and the Company’s Subsidiaries are, and at all times have been, in compliance in all material respects with all applicable Law, regulations, permits and Contracts relating to employment, employment practices, wages, bonuses, commissions and other compensation matters and terms and conditions of employment related to its Israeli Employees, including The Advance Notice of Discharge and Resignation Law, (5761-2001), The Notice to Employee (Terms of Employment) Law (5762-2002), The Prevention of Sexual Harassment Law (5758-1998), the Hours of Work and Rest Law, 1951, the Annual Leave Law, 1951, the Salary Protection Law, 1958, Law for Increased Enforcement of Labor Laws, 2011 and The Employment of Employee by Manpower Contractors Law (5756-1996) and (iv) the Company or any of its Subsidiaries have not received written notice of complaints, charges or claims against the Company or any of its Subsidiaries and, to the knowledge of the Company or any of its Subsidiaries, no such complaints, charges or claims are threatened in writing, by or before any Governmental Entity or based on, arising out of, in connection with or otherwise relating to the employment or termination of employment or failure to employ by the Company or any of its Subsidiaries, of any individual. The Company and the Company’s Subsidiaries have not engaged any Israeli Employees whose employment would require special approvals from any Governmental Entity.  All amounts that the Company and the Company’s Subsidiaries are legally or contractually required either (x) to deduct from their Israeli Employees’ salaries or to transfer to such Israeli Employees’ pension or provident, life insurance, incapacity insurance, continuing education fund or other similar funds or (y) to withhold from their Israeli Employees’ salaries and benefits and to pay to any Governmental Entity as required by the Ordinance and Israeli National Insurance Law or otherwise have, in each case, been duly deducted, transferred, withheld and paid (other than routine payments, deductions or withholdings to be timely made in the normal course of business and consistent with past practice). The Company and the Company’s Subsidiaries do not have any outstanding obligations to make any such deduction, transfer, withholding or payment (other than such that has not yet become due). The Company and the Company’s Subsidiaries have not engaged any consultants, sub-contractors, sales agents or freelancers who, according to Law issued, promulgated or entered into by or with any Governmental Entity in Israel, would be entitled to the rights of an employee vis-à-vis the Company or any of the Company’s Subsidiaries, including rights to severance pay, vacation, recuperation pay (dmei havraa) and other employee-related statutory benefits.

(e)          The Company has delivered to Parent: (i) accurate and complete copies of all standard employment agreement forms; (ii) accurate and complete copies of all employee manuals and handbooks, all Company and Subsidiaries’ policies and guidelines with regard to engagement terms and procedures and other material documents relating to the engagement of the employees and contractors of the Company and its Subsidiaries; (iii) a written summary of all unwritten policies, practices and customs in the Company and in the Subsidiaries; (iv) accurate and complete copies of all the employment agreements with key employees.

3.14.        Intellectual Property.

(a)          Section 3.14(a) of the Company Disclosure Schedule sets forth a complete and accurate list of all material registered or applied for Intellectual Property owned by the Company or any of its Subsidiaries (“Registered IP”).  The Registered IP is subsisting (or in the case of application, applied for) and unexpired, and to the Company’s knowledge, valid and enforceable. The Company and its Subsidiaries exclusively own all Registered IP and all of their other material proprietary Intellectual Property, free and clear of all current and contingent Liens (other than Permitted Liens).

(b)          Neither the Company nor any of its Subsidiaries is infringing, diluting, misappropriating or otherwise violating (“Infringed” or “Infringing”) the Intellectual Property of any other person in any material respect (except, with respect to patents, the foregoing representation is made to the Company’s knowledge). Except as set forth in Section 3.14(b) of the Company Disclosure Schedule, there are currently no Claims pending (while with respect to investigations and enforcement actions, such representation is provided to the knowledge of the Company), or to the Company’s knowledge, threatened in writing (including cease-and-desist letters and invitations to take a patent license) (i) alleging that the Company or its Subsidiaries has Infringed or is Infringing any Intellectual Property of any other person or (ii) challenging the ownership, validity or enforceability of the Registered IP or any material unregistered proprietary Intellectual Property of the Company or its Subsidiaries.

(c)          Except as set forth in Section 3.14(c) of the Company Disclosure Schedule, no proprietary Intellectual Property of the Company and/or its Subsidiaries was created or developed using any funding, resources or personnel provided by any R&D Sponsor and no Governmental Entity has any material Lien on or any right to materially restrict the transfer of the Company’s or its Subsidiaries’ products or Intellectual Property.

(d)          Except as set forth in Section 3.14(d) of the Company Disclosure Schedule, the proprietary software of the Company and its Subsidiaries (i) does not incorporate, use, or interact with, and is not based upon, any Open Source Materials in any manner that would require the Company or its Subsidiaries to license, distribute, offer or make available any source code relating to such proprietary software in connection with the licensing, distribution, making available, or conveyance of such proprietary software to other persons, (ii) to the Company’s knowledge, is free of all material defects, errors, bugs, viruses, trap doors or Trojan horses and (iii) materially conforms to its documentation and all material representations and warranties provided to the Company’s and its Subsidiaries’ customers and clients.

(e)          Other than disclosures to Company’s or its Subsidiaries’ employees and/or consultants as part of their engagement with the Company and/or its Subsidiaries on a “need to know” basis (and with respect to consultants, under written confidentiality agreements), no third person has any current or contingent right to access or possess the source code of any material software developed by or on behalf of the Company or any Subsidiary and no material source code has ever been released to any third person (or will be required to be released in connection with the transactions contemplated by this Agreement).

(f)           Except as set forth in Section 3.14(f) of the Company Disclosure Schedule, the Company and its Subsidiaries maintain commercially reasonable Privacy Policies and have been in material compliance with such Privacy Policies and all applicable Privacy Laws.  A Privacy Policy is displayed on the applicable websites and mobile or social media venues of the Company and its Subsidiaries, all as required by applicable Laws. Any such Privacy Policy is, to the Company’s knowledge, valid and enforceable. No written Claims are pending, or to the Company’s knowledge, threatened in writing against the Company or any of its Subsidiaries alleging a violation of any person’s privacy or rights in Personal Data or any Privacy Laws.

(g)          The Company and its Subsidiaries use commercially reasonable efforts to protect and maintain the security, redundancy, continuous operation, recovery and integrity of all of their material IT Assets, and there have been no material breaches, outages, violations or unauthorized access to or use of (i) such IT Assets or (ii) Company IT Assets that would require the Company or any of its Subsidiaries to notify a Governmental Entity or any person of the same. Except as set forth in Section 3.14(g) of the Company Disclosure Schedule, the Company and its Subsidiaries have established and are in compliance in all material respects with a written information security program that: (i) includes administrative, technical and physical safeguards designed to safeguard the security, confidentiality, and integrity of their IT Assets, (ii) is designed to protect against unauthorized access to their material IT Assets and meets privacy by design and default requirements under Privacy Laws and (iii) satisfies all applicable Laws in all material respects.

(h)          For purposes of this Agreement:

(i)           “IT Assets” means computer systems, software, firmware, middleware, servers, websites, applications, databases, workstations, routers, hubs, switches, circuits, networks, data communications lines, and all other information technology equipment, and all associated documentation.

(ii)          “Personal Data” means all personal information that identifies or makes identifiable any person and the use, aggregation, holding or management of which is protected under any applicable Privacy Laws, including any personally identifiable information, such as a natural person’s name, street address, telephone number, e-mail address, photograph, social security number, driver’s license number, passport number, financial account information, or any other piece of information relating directly or indirectly to an identified or identifiable natural person, or that allows the identification, directly or indirectly, of a natural person.

(iii)         “Privacy Laws” means any Law relating to data, privacy, Personal Data and IT Assets security, including the Telephone Consumer Protection Act, 47 U.S.C. § 227, EU Data Protection Directive 95/46/EC, the ePrivacy Directive 2002/58/EC, as implemented by EU Member States, the Payment Card Industry Data Security Standard, as adopted by the PCI Security Standards Council, LLC and all other Laws, industry standards, certifications and best practices relating to privacy, data, IT Assets security and Personal Data.

(iv)         “Privacy Policy” means all material internal and posted policies and terms of use relating to data, privacy, Personal Data and IT Assets security.

3.15.        Environmental Matters.

(a)          Except as would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and except as set forth in Section 3.15(a) of the Company Disclosure Schedule, (i) there are no Materials of Environmental Concern present, and there have been no Releases or, to the Company’s knowledge, threatened Releases of Materials of Environmental Concern, at, on, from or affecting any real property leased by the Company or its Subsidiaries; (ii) neither the Company nor its Subsidiaries has caused to exist any condition at any location that has resulted in or could reasonably be expected to result in liability or other obligation (A) under any applicable Law relating to the protection of the environment, including the quality of the ambient air, soil, surface water or groundwater, or natural resources or the protection of human health and safety, including with regards to ionizing and non-ionizing radiation (“Environmental Laws”) or (B) regarding any Materials of Environmental Concern; (iii) the Company and its Subsidiaries are in compliance with all, and since January 1, 2015 have not violated any, Environmental Laws, including with respect to the possession of and compliance with all Environmental Permits, and to the knowledge of the Company, there is no condition or circumstance that would reasonably be expected to prevent or interfere with such compliance in the future; (iv) none of the Company or its Subsidiaries has contractually assumed or provided indemnity against any liability of any other person under or relating to any Environmental Laws; (v) there are no Claims pending or, to the knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries under or related to Environmental Law or Materials of Environmental Concern; and (vi) none of the Company or any of its Subsidiaries has entered into any consent decree or other agreement with any Governmental Entity under any Environmental Law, or is subject to any injunction, writ, order, award, judgment, settlement or decree or similar requirement relating to compliance with Environmental Law or to Materials of Environmental Concern.

(b)          The Company has made available to Parent and its Representatives a copy of all studies, audits, assessments or investigations concerning material compliance with, or liability or obligations under, Environmental Laws affecting the Company or any of its Subsidiaries that are in the possession or reasonable control of the Company or any of its Subsidiaries.

3.16.        Property.

(a)          Neither the Company nor any of its Subsidiaries own any real property or interests in real property or any options to acquire such real property or interests therein.

(b)          Section 3.16(b) of the Company Disclosure Schedule identifies all leases, subleases, licenses and other occupancy agreements in effect as of the date hereof pursuant to which the Company or a Subsidiary occupies real property and all other leases material to the Company and its Subsidiaries under which the Company or a Subsidiary, as lessee, leases tangible personal property (“Leases”).  The Company has delivered or made available to Parent a true and complete copy of all Leases.  Each of the Leases is in full force and effect, valid and binding in accordance with their respective terms, and there is not under any such lease any existing material default by the Company or such Subsidiary or, to the knowledge of the Company, any other party thereto, or, to the knowledge of the Company, any event which with notice or lapse of time or both would constitute such default.

(c)          To the Company’s knowledge, there are no (a) actual or proposed special assessments; (b) pending or threatened condemnation proceedings; (c) pending or threatened litigation or administrative actions; (d) planned or commenced improvements which may result in a material assessment or otherwise materially affect the leased real property; (e) Governmental Entity or court orders requiring a material repair, alteration or correction of any existing condition with respect to the leased real property or any portion thereof; or (f) pending or threatened changes in any zoning laws or ordinances which may materially affect the leased real property.

(d)          The buildings, fixtures and other improvements on the leased real property have been approved by all necessary Governmental Entity and are in good operating condition, working order and repair, ordinary wear and tear excepted, and suitable for the purpose for which they are currently being used by the Company and its Subsidiaries.

(e)          The improvements on each parcel of leased real property comply in all material respects with all Laws independently and without benefit of any restrictions or burdens imposed upon other real property, or other rights with respect to any other real property.

(f)           The Company and its Subsidiaries have good, valid and marketable title to all tangible personal property owned by them, free and clear of all Liens, other than Permitted Liens, except as would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.17.        Healthcare Regulatory Compliance.

(a)          Except as would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company, its Subsidiaries, and to the knowledge of the Company, its Third Party Manufacturers are, and have been since January 1, 2015, in compliance with all Health Care Law applicable to the Company, its Subsidiaries or their respective businesses as then or now conducted.  Neither the Company or its Subsidiaries, nor to the knowledge of the Company, its Third Party Manufacturers, have received any written notice from any person since January 1, 2015, alleging that the businesses of the Company, any of its Subsidiaries or its Third Party Manufacturers have been conducted in default or violation of any applicable Health Care Law.  There is no order of any Governmental Entity outstanding against the Company, its Subsidiaries or any of their assets that is or would reasonably be expected to be, individually or in the aggregate, material to the Company or its Subsidiaries, or that in any manner challenges or seeks to prevent, enjoin, alter or materially impair or delay the Company’s ability to consummate the transactions contemplated hereby or otherwise perform any of its obligations hereunder.

(b)          The Company, its Subsidiaries and, to the knowledge of the Company, its Third Party Manufacturers, possess all permits, licenses, approvals, clearances, certifications, registrations, listings and authorizations from any Governmental Entity, including those related to both establishments and the products researched, manufactured, distributed, and sold by the Company or its Subsidiaries (collectively, “Permits”) necessary for their business and operations as currently conducted except for such Permits the absence of which, would not have or reasonably be expected to have individually or in the aggregate, a Material Adverse Effect.  The Company, its Subsidiaries and, to the knowledge of the Company, its Third Party Manufacturers, are and have been since January 1, 2015, in compliance with the Permits and no condition exists that with notice or lapse of time or both would constitute a material default under, the Permits.  To the Company’s knowledge, none of the Permits will be terminated or impaired or become terminable or subject to consent, approval or reissuance by the applicable Governmental Entity, in whole or in part, as a result of the transactions contemplated hereby.

(c)          Without limiting the generality of the foregoing,

(i)           Neither the Company nor any of its Subsidiaries have received any written  notice, subpoena, complaint or other non-ordinary course communication from any Governmental Entity regarding any actual, alleged, or potential violation of (or investigation with respect thereto) any Health Care Law or failure to comply with the terms or requirements of any Permit, except as would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(ii)          Except as set forth in Section 3.17(c)(ii) of the Company Disclosure Schedule, the Company, its Subsidiaries and/or any products manufactured by or for the Company or any of its Subsidiaries are not now subject (and have not been subject during the previous three (3) years) to any adverse inspection finding, investigation, penalty assessment, audit or other compliance or enforcement action, including but not limited to an untitled or warning letter, Form 483, adverse audit findings or similar communication, by the U.S. Food & Drug Administration (the “FDA”), an EU notified body, the Chinese Food and Drug Administration, Health Canada, the Therapeutic Goods Administration, the Japanese Ministry of Health, Labor, and Welfare, or any other Governmental Entity having responsibility for the regulation of the current and past business activities of the Company and its Subsidiaries, nor has the Company or any of its Subsidiaries received during the past three (3) years any written notice from any Governmental Entity that it has commenced, or threatened to initiate an action to withdraw a product Permit or enjoin the sale of a product manufactured by the Company or any of its Subsidiaries and there are no field actions or recalls currently open or currently anticipated by the Company or its Subsidiaries for product Permits which it holds. The Company and its Subsidiaries have obtained all product Permits from the FDA and other Governmental Entities for their respective businesses as now conducted.  To the knowledge of the Company, the Company and its Subsidiaries have not made any material false statements or material false omissions in any applications or other submissions to the FDA or other authorities and the Company and its Subsidiaries have not made or offered any payments, gratuities or other things of value that are prohibited by any law or regulation to personnel of the FDA or other Government Officials.

(iii)         No officer or employee of the Company or any of its Subsidiaries (i) has been convicted of any crime or engaged in any conduct for which debarment is mandated or permitted by 21 U.S.C. § 335a; (ii) has been convicted of any crime or engaged in any conduct for which such person or entity could be excluded from participating in the federal health care programs under Section 1128 of the Social Security Act or any similar law; (iii) has been convicted of or charged with any violation of any law related to any “Federal health care programs” as defined in 42 U.S.C. § 1320a-7b(f); (iv) is excluded, suspended or debarred from participation, or is otherwise ineligible to participate, in any federal health care program or has committed any violation of law that is reasonably expected to serve as the basis for any such exclusion, suspension, debarment or other ineligibility or (v) is or has been a party to a corporate integrity agreement, monitoring agreement, consent decree, settlement order or similar agreement with any Governmental Entity related to any allegation that an operation or activity of the Company or any of its Subsidiaries is in violation of any applicable Health Care Law.

(iv)         All studies, tests and preclinical and clinical trials conducted by the Company or its Subsidiaries since January 1, 2015 have been and are being conducted in material compliance with experimental protocols, procedures and controls pursuant to accepted professional scientific standards and applicable Health Care Laws and other applicable laws, rules, regulations and guidance, including, but not limited to the applicable requirements of Good Laboratory Practices or Good Clinical Practices, as applicable.  The Company and its Subsidiaries have not received any written notices, correspondence or other communication from the FDA or other Governmental Entity (including but not limited to any foreign or local authority, institutional review board, or ethics committee) requiring the termination, suspension or material modification of any ongoing or planned clinical trials conducted by, or on behalf of, the Company or its Subsidiaries, and, to the knowledge of the Company, neither the FDA nor an analogous Governmental Entity is considering such action.  For the purposes of this Agreement, (i) “Good Clinical Practices” means the FDA’s standards for the design, conduct, performance, monitoring, auditing, recording, analysis, and reporting of clinical trials contained in 21 C.F.R. Part 50, 54, 56, 312, 314, 320, 812, and 814 and foreign equivalents and (ii) “Good Laboratory Practices” means the FDA’s standards for conducting non-clinical laboratory studies contained in 21 C.F.R. Part 58 and applicable foreign equivalents.

3.18.        Products.

(a)          Except as would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, since January 1, 2015, and except as set forth in Section 3.18(a) of the Company Disclosure Schedule, (i) there have been no Recalls of any products (and to the knowledge of the Company none are threatened in writing or pending) and (ii) no report of any problems or defects involving any product has been filed or is required to have been filed with any Governmental Entity under any U.S. or foreign Law, and (iii) there are no facts which are reasonably likely to necessitate a Recall, including but not limited to findings to date related to the Company’s ongoing quality system remediation activities. Except as set forth in Section 3.18(a) of the Company Disclosure Schedule, there are no pending, and within the last twelve (12) months prior to the date of this Agreement, there have not been any, actions, claims or, to the Company’s knowledge, written threats, thereof related to product liability involving any products, and no such actions, claims or threats have been settled, adjudicated or otherwise disposed of within the twelve (12) months prior to the date of this Agreement.

(b)          Except as set forth in Section 3.18(b) of the Company Disclosure Schedule, each of the products designed, manufactured, constructed, assembled, fabricated, sold, leased, produced, installed, sold, delivered or otherwise placed into the stream of commerce by or on behalf of the Company or any of its Subsidiaries is, and at all times up to and including the sale thereof has been, (i) manufactured in material conformity with all specifications applicable or related to such product and (ii) manufactured in material compliance with all applicable Health Care Laws, Performance Standards, and all express and implied contractual commitments and warranties applicable or related to such product.  Except as set forth in of Section 3.18(b) of the Company Disclosure Schedule, within the past two (2) years, neither the Company nor any of its Subsidiaries have received any written (or, to the Company’s knowledge, oral) notice that any Claim has been commenced or will be commenced against the Company or any of its Subsidiaries by or before any Governmental Entity alleging any of its products do not comply in all material respects with applicable Performance Standards (including any with respect to which the Company or any of its Subsidiaries voluntarily complies).

3.19.        Suppliers.  Section 3.19 of the Company Disclosure Schedule provides a list of the twenty (20) most significant suppliers (by dollar volume of purchases) of the Company (each, a “Significant Supplier”) for the twelve-month period ended December 31, 2016 and the approximate amount purchased from each such supplier during such period.  From January 1, 2015 through the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written notice from a Significant Supplier that such Significant Supplier has ceased, or will cease, to supply or make available all or substantially all of the products, equipment, goods or services currently supplied to the Company or its Subsidiaries by such Significant Supplier following the date hereof.

3.20.        Product Liability.  Except for matters that, individually or in the aggregate, have not had and would not be reasonably likely to have a Material Adverse Effect, (a) each product designed, formulated, manufactured or sold by the Company and its Subsidiaries has been done so since January 1, 2015 in conformity with all applicable product specifications, applicable express and implied warranties and applicable Law and (b) neither the Company nor any of its Subsidiaries is subject to or has received any written notice of any pending allegation that a product it designed, formulated, manufactured or sold is defective or not in conformity with the applicable product specification, applicable express or implied warranties or applicable Law.

3.21.        Grants, Incentives and Subsidies.  Section 3.21 of the Company Disclosure Schedule provides a complete list, as of the date hereof, of all pending and outstanding grants, incentives, exemptions and subsidies (collectively, “Grants”) from the government of the State of Israel or any agency thereof, or from any non-United States governmental or administrative agency, granted to the Company or any of its Subsidiaries, including a grant of Approved Enterprise Status from the Investment Center and grants from the OCS.  Section 3.21 of the Company Disclosure Schedule lists, as of the date hereof: (a) the aggregate amount of each Grant; (b) the aggregate outstanding obligations of the Company and its Subsidiaries under each Grant with respect to royalties; and (c) the outstanding amounts to be paid by OCS to the Company and its Subsidiaries.  The Company has made available to Parent, prior to the date hereof, correct copies of all material documents evidencing Grants submitted by the Company and its Subsidiaries and of all material letters of approval, certificates of completion, and supplements and amendments thereto, granted to the Company and its Subsidiaries, and all material correspondence related thereto.  In all material respects, the Company and its Subsidiaries are in compliance with the terms and conditions of all Grants and has duly fulfilled all the material undertakings required thereby.  To the knowledge of the Company, there are no events or other set of circumstances which would reasonably be expected to lead to the revocation or material modification of any of the Grants.

3.22.        Insurance. Section 3.22 of the Company Disclosure Schedule contains a true, correct and complete list and a brief description (including name of insurer, agent, coverage and expiration date) of all insurance policies in force on the date hereof with respect to the business and assets of the Company and its Subsidiaries.  The Company and its Subsidiaries are in material compliance with their insurance policies and are not in default under any of the material terms thereof.  Each such policy is outstanding and in full force and effect in such amounts and against such risks as is sufficient to materially comply with applicable Law and as the Company reasonably has determined to be prudent in accordance with industry practices. No insurer has refused, denied or disputed coverage of any claim made thereunder.  All premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.

3.23.        Anti-Takeover Statutes.  No “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation enacted is applicable to this Agreement, the Merger, the Voting Agreement or the other transactions contemplated hereby and by the Voting Agreement.

3.24.        Shareholder Vote Required.  The affirmative vote of the holders (either in person or by proxy) of a majority of the outstanding Ordinary Shares that are present at the Company Shareholders Meeting to adopt this Agreement, at the Company Shareholders Meeting (the “Company Shareholder Approval”), is the only action of the holders of any class or series of the Company capital stock necessary to approve and adopt this Agreement and the transactions contemplated hereby (including the Merger).

3.25.        Proxy Statement.  The information relating to the Company and its Subsidiaries to be provided by the Company for inclusion or incorporation by reference in the Proxy Statement will not contain any untrue statement of or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading at the time of the Company Shareholders Meeting and at the time of any amendment or supplement thereof. The Proxy Statement will, when furnished to the SEC, comply as to form in all material respects with the all applicable Laws. The Proxy Statement shall contain (or incorporate by reference) all material information relating to the Company Shareholders’ decision to adopt and approve this Agreement and the Merger that is required by applicable Law. Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to information supplied by Parent or Merger Sub or any of their respective representatives or affiliates for use or incorporation by reference in the Proxy Statement and which is contained or incorporated by reference in the Proxy Statement.

3.26.        Opinion Of Financial Advisor.  The Company has received the opinion of Barclays Capital Inc., dated as of the date of this Agreement, (the “Fairness Opinion”) to the effect that, as of the date thereof and subject to the assumptions, limitations and qualifications and other matters set forth therein, from a financial point of view, the Merger Consideration to be offered to the holders of Ordinary Shares (other than Cancelled Shares) pursuant to this Agreement is fair to such holders. The Company will make a copy of such opinion available to Parent, solely for informational purposes, promptly following receipt thereof.

3.27.        Broker’s Fees.  Except for Barclays Capital Inc., neither the Company nor any Subsidiary thereof has employed or engaged any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or any other transaction contemplated by this Agreement.  True, correct and complete copies of all agreements between the Company, on the one hand, and Barclays Capital Inc., on the other hand, relating to the Merger Consideration or the other transactions contemplated by this Agreement have been provided to Parent prior to the date hereof.

3.28.        Transactions with Affiliates.  Except as set forth in Section 3.28 of the Company Disclosure Schedule, neither the Company, nor any of its Subsidiaries, is party to any Contract with any (i) officer or director of the Company or any of its Subsidiaries, other than as part of such person’s employment or service with the Company or any of its Subsidiaries, (ii) person that is the beneficial owner of five percent (5%) or more of the Ordinary Shares, or (iii) affiliate or family member of any such officer, director or shareholder.

3.29.        No Other Representations or Warranties.  The Company acknowledges and agrees that, except for the representations and warranties contained in Article IV, the Company has not relied on and none of Parent, Merger Sub or any of their respective Parent Related Parties or Representatives has made any representation or warranty, either express or implied, whether written or oral, concerning Parent, Merger Sub or any of their respective Parent Related Parties or any of their respective businesses, operations, assets, liabilities, results of operations, condition (financial or otherwise) or prospects, the transactions contemplated by this Agreement or otherwise with respect to information provided by or on behalf of Parent, Merger Sub or any of their respective Parent Related Parties or Representatives.

ARTICLE IV
 REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as set forth on the disclosure schedule delivered by Parent to the Company contemporaneously with the execution of this Agreement (the “Parent Disclosure Schedule”) (it being agreed that disclosure of any item in any section of the Parent Disclosure Schedule shall also be deemed disclosure with respect to any other Section of this Agreement to which the relevance of such item is reasonably apparent on the face of such disclosure), Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company as follows:

4.1.          Corporate Organization.

(a)          Each of Parent and Merger Sub (i) is a company duly organized and validly existing and in good standing under the Laws of the State of Israel and (ii) has the requisite corporate power and authority to own, operate and lease all of its properties, rights and assets and to carry on its business as now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties, rights and assets owned, leased or operated by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.  Merger Sub is a wholly owned Subsidiary of Parent.

(b)          Each of Parent and Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby, has not owned any properties, rights or assets other than in connection with the transactions contemplated by this Agreement, and has engaged in no other business other than in connection with the transactions contemplated by this Agreement.

4.2.          Authority; No Violation.

(a)          Parent and Merger Sub have full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly and validly approved by all necessary corporate and shareholder action of Parent and Merger Sub, and no other corporate or shareholder proceedings on the part of Parent and Merger Sub are necessary to approve this Agreement or to consummate the transactions contemplated hereby.  This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and (assuming due authorization, execution and delivery by the Company) constitutes a valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of Law or a court of equity and by bankruptcy, insolvency and similar Laws affecting creditors’ rights and remedies generally.

(b)          The boards of directors of Parent and Merger Sub have each unanimously: (i) determined that the Merger is fair to, and in the best interest of, Merger Sub and its shareholders, (ii) approved this Agreement, the Merger and the other transactions contemplated hereby, (iii) determined that, considering the financial position of the Company and Merger Sub, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of Merger Sub to its creditors, and (iv) solely with respect to the board of directors of Merger Sub, resolved to recommend that Parent approve this Agreement, the Merger and the other transactions contemplated hereby, pursuant to the terms hereof (which approval has been obtained simultaneously with the execution of this Agreement).

4.3.          Consents and Approvals.

(a)          No consents or approvals of, or filings or registrations with, any Governmental Entity by and on behalf of Parent or Merger Sub are necessary in connection with the execution and delivery by Parent and Merger Sub of this Agreement and the consummation of the Merger and the other transactions contemplated hereby, except for (i) the filing of the Merger Proposal with the Companies Registrar and all such other notices or filings required under the ICL with respect to the consummation of the Merger and the issuance of the Certificate of Merger by the Companies Registrar, and (ii) any notices or filings under the HSR Act and the expiration or termination of any applicable waiting periods thereunder and the filings and receipt, termination or expiration, as applicable, of such other authorizations, permits or approvals or waiting periods as may be required under foreign competition Laws as set forth on Section 4.3(a) of the Parent Disclosure Schedule, and (iii) the consents, authorizations, approvals, filings and registrations of Governmental Entities, the failure of which to obtain or make would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)          Neither the execution and delivery of this Agreement by Parent and Merger Sub, nor the consummation by Parent and Merger Sub of the transactions contemplated hereby, nor compliance by Parent and Merger Sub with any of the terms or provisions hereof, will (i) violate any provision of the organizational documents of Parent and Merger Sub or (ii) assuming that the consents, approvals and waiting periods referred to in Section 4.3(a) are duly obtained or satisfied, (x) violate any Law applicable to Parent or Merger Sub or any of their respective properties, rights or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, or require redemption, repayment or repurchase or otherwise require the purchase or sale of any securities, constitute a default under, result in the termination of or a right of termination, modification or cancellation under, accelerate the performance required by, or result in the creation of any Lien (or have any of such results or effects upon notice or lapse of time, or both) upon any of the respective properties, rights or assets of Parent or Merger Sub under, any of the terms, conditions or provisions of any Contract to which Parent or Merger Sub is a party, or by which they or any of their respective properties, rights, assets or business activities may be bound or affected, except (in the case of clauses (x) and (y) above) for such violations, conflicts, breaches, defaults or other events which would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.4.          Equity Financing. Parent has delivered to the Company a true, complete and correct copy of the equity commitment letter, dated the date of this Agreement (the “Equity Commitment Letter”), between Parent and the Investors, pursuant to which the Investors have committed, subject to the terms and conditions set forth therein, to invest in Parent up to the cash amount set forth therein (the “Equity Financing”). The proceeds from the Equity Financing, if funded, will be sufficient to pay (i) the Total Consideration and (ii) any and all fees, costs and expenses required to be paid by Parent, Merger Sub and the Surviving Company in connection with the Merger. The Equity Commitment Letter has not been amended or modified prior to the date of this Agreement. There are no conditions precedent or other contingencies related to the funding of the full amount of the Equity Financing other than as expressly set forth in the Equity Commitment Letter.

4.5.          Broker’s Fees.  No broker, finder or investment banker will be entitled to any brokerage, finder’s or other fee or commission from the Company prior to the Closing in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub.

4.6.          Proxy Statement. The information relating to Parent and its Subsidiaries to be provided by Parent, Merger Sub or any of their respective Representatives for inclusion or incorporation by reference in the Proxy Statement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading at the time of the Company Shareholders Meeting and at the time of any amendment or supplement thereof. Notwithstanding the foregoing, no representation or warranty is made by Parent or Merger Sub with respect to information supplied by the Company or any of its Representatives or affiliates for use or incorporation by reference in the Proxy Statement and which is contained or incorporated by reference in the Proxy Statement.

4.7.          Ownership of Ordinary Shares.

(a)          As of the date of this Agreement, none of Parent, Merger Sub or any of their respective Subsidiaries beneficially owns, directly or indirectly (including pursuant to a derivatives contract), any Ordinary Shares or other securities convertible into, exchangeable for or exercisable for Ordinary Shares or any securities of the Company or any Subsidiary of the Company and none of Parent, Merger Sub or any of their respective Subsidiaries has any rights to acquire, directly or indirectly, any Ordinary Shares except pursuant to this Agreement. None of the persons referred to in Section 320(c) of the ICL with respect to Parent or Merger Sub owns any Ordinary Shares.

(b)          Except as expressly authorized by the Company in writing or as contemplated by this Agreement, neither Parent or Merger Sub, nor any of their respective affiliates, is a party to any contracts, nor has made or entered into any formal or informal arrangements or other understandings (whether or not binding), with any shareholder, director, officer or other affiliate of the Company or any of its Subsidiaries relating to this Agreement, the Merger or any other transactions contemplated by this Agreement, or the Surviving Company or any of its Subsidiaries, businesses or operations (except as to continuing employment on customary terms in similar companies) from and after the Effective Time.

4.8.          Absence of Litigation.  There are no Claims pending or, to the knowledge of Parent, threatened against Parent or Merger Sub, other than any such Claims that would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.  Except as would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there is no injunction, writ, order, award, judgment, settlement or decree imposed upon or entered into by Parent or Merger Sub or the properties, rights or assets of Parent or Merger Sub.

4.9.          No Other Representations or Warranties.

(a)          Parent and Merger Sub acknowledge and agree that, except for the representations and warranties contained in Article III, Parent and Merger Sub have not relied on and none of the Company, its Subsidiaries or any of their respective affiliates or Representatives makes or has made any representation or warranty, either express or implied, whether written or oral, concerning the Company, its Subsidiaries or any of their respective affiliates or any of their respective businesses, operations, assets, liabilities, results of operations, condition (financial or otherwise) or prospects, the transactions contemplated by this Agreement or otherwise with respect to any information provide by or on behalf of the Company, its Subsidiaries or any of their respective affiliates or Representatives.

(b)          In connection with the due diligence investigation of the Company by Parent and Merger Sub and their respective Representatives, Parent and Merger Sub and their respective Representatives have received and may continue to receive after the date hereof from the Company and its affiliates, shareholders, directors, officers, employees, agents, representatives and advisors certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Company and its business and operations. Parent and Merger Sub hereby acknowledge and agree (a) that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as business plans (b) to take full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking statements, as well as such business plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking statements or business plans), and (c) that none of the Company or any of its Subsidiaries, nor any of their respective affiliates, shareholders, directors, officers, employees, agents, representatives or advisors, nor any other person, has made or is making any express or implied representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements or business plans (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking statements or business plans).

ARTICLE V
 COVENANTS AND AGREEMENTS

5.1.          Conduct of Business Prior to the Effective Time.

(a)          Except (i) as otherwise expressly contemplated or permitted by this Agreement, (ii) as required by applicable Law, or (iii) as set forth in Section 5.1(a) of the Company Disclosure Schedule or with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), during the period from the date of this Agreement to the earlier of the date of termination hereof in accordance with Article VII or the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, (i) conduct its business in the ordinary course consistent with past practice and (ii) use reasonable best efforts to maintain and preserve intact its business organization, and its rights, authorizations, franchises and other authorizations issued by Governmental Entities, preserve its business relationships with customers, vendors, distributors and others doing business with it and retain the services of its officers and key employees.

(b)          Except (i) as expressly contemplated or permitted by this Agreement, (ii) as required by applicable Law, or (iii) as set forth in Section 5.1(b) of the Company Disclosure Schedule, during the period from the date of this Agreement to the earlier of the date of termination hereof in accordance with Article VII or the Effective Time, the Company shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed):

(i)           amend or otherwise change its certificate of incorporation or bylaws or other applicable organizational documents, adjust, split, combine or reclassify any capital stock or other equity interest or enter into a plan of consolidation, merger, share exchange, share acquisition, reorganization or complete or partial liquidation with any person;

(ii)          issue, grant, sell, dispose of, redeem or repurchase any equity securities or equity-based award in the Company or any of its Subsidiaries, or securities convertible into, or exchangeable or exercisable for, any such equity securities or awards, or any rights of any kind to acquire any such equity securities or such convertible or exchangeable securities, other than (A) the issuance of Ordinary Shares upon the exercise of Company Options or the settlement of Company RSU Awards, (B) by a wholly-owned Subsidiary of the Company to the Company or another wholly-owned Subsidiary of the Company, or (C) in connection with Tax withholdings and exercise price settlements upon the exercise of Company Options.

(iii)         declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of Ordinary Shares or other shares of capital stock or equity interests (except for any dividend or distribution by a wholly-owned Subsidiary of the Company to the Company or another wholly-owned Subsidiary of the Company);

(iv)         sell, license, transfer, mortgage, encumber or otherwise dispose of (whether by merger, consolidation or sale of stock or assets or otherwise), abandon or fail to maintain any assets, rights or businesses of the Company or its Subsidiaries (including any capital stock of any Subsidiaries), in each case other than dispositions not exceeding $1,000,000 in the aggregate;

(v)          acquire (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any assets, in each case other than (A) purchases of equipment and other assets in the ordinary course of business or (B) acquisitions not exceeding $1,000,000 in the aggregate;

(vi)         (A) incur, assume, refinance or guarantee any indebtedness for borrowed money (other than indebtedness among the Company and/or wholly-owned Subsidiaries) or issue any debt securities, or assume or guarantee any indebtedness for borrowed money of any person, except for borrowings in the ordinary course of business in an amount not to exceed $2,500,000 in the aggregate outstanding at one time, or (B) enter into any swap or hedging transaction or other derivative agreement;

(vii)        make any loans, advances or capital contributions to, or investments in, any other person (other than to any wholly-owned Subsidiary of the Company) in excess of $1,000,000 in the aggregate;

(viii)       (i) enter into any Contract involving or providing for the settlement (or proposed settlement) of, or other arrangements with respect to, any Claims or threatened Claim (or series of related Claims) (A) with a Governmental Entity, (B) that involves payments after the date hereof, in the aggregate, in excess of $500,000 or (C) that materially restricts or imposes material obligations on the Company and its Subsidiaries; provided that in no event shall the Company settle (or permit to be settled) any suit or proceeding described in Section 5.11 except in accordance with the provisions thereof or (ii) commence any Claim, except with respect to (A) Claims involving amounts less than $500,000 individually or $1,000,000 in the aggregate, or (B) in connection with a breach of this Agreement or any other agreements contemplated hereby;

(ix)         enter into, amend in any material respect, waive compliance with any material rights with respect to, or cancel or terminate any Material Contract or Contract which if entered into prior to the date hereof would be a Material Contract, in each case other than renewals of Material Contracts in the ordinary course of business with terms and conditions of the renewed Material Contract substantially similar to the existing Material Contract being so replaced;

(x)           except for the expenditures contemplated by and consistent with the capital expenditure budget set forth in Section 5.1(b)(x) of the Company Disclosure Schedule (the “Capital Expenditure Budget”), make, or commit to make, or otherwise authorize any capital expenditures in excess of an amount equal to, in the aggregate, 20% of the total Capital Expenditure Budget for the relevant period;

(xi)          except as required by Law or the terms of any Plan in effect as of the date hereof or as disclosed in Section 5.1(b)(xi) of the Company Disclosure Schedule: (i) increase the compensation or benefits of any Company Employee other than increases made in the ordinary course of business, consistent with past practice for employees with total annual cash compensation of less than $150,000; (ii) grant or pay any performance bonus, change-in-control, retention bonus, severance or termination pay to any Company Employee; (iii) establish, adopt, enter into, amend, terminate or grant any waiver or consent under any Plan; (iv) grant any equity or equity-based awards; (v) hire, or terminate the employment of, any Company Employee, other than for cause, except for individuals who have a total annual cash compensation target (including (x) base salary or wages and (y) bonus and commissions) of less than $100,000 in the ordinary course of business consistent with past practice; (vi) except with respect to Company Options and Company RSU Awards, take any action to accelerate the vesting or time of payment of any compensation or benefit under or waive any performance conditions with respect to any Plan or awards made thereunder; (vii) loan or advance any money or other property to any present or former director, officer or employee of the Company or its Subsidiaries; (viii) increase or accelerate the funding obligation or contribution rate of any Plan; (ix) approve, enter into, adopt or establish any obligation to gross-up, indemnify or otherwise reimburse any Company Employee for any Tax incurred by such Company Employee, including under Section 409A or 4999 of the Code; or (x) grant any Company Employee the right to receive an additional payment (including any tax gross up or other payment (including any tax gross up or other payment) as a result of the imposition of any Taxes;

(xii)         announce, implement or effect any reduction in force, layoff or other program resulting in the termination of employees, in each case, that would trigger the WARN Act;

(xiii)        make any changes in its methods, practices or policies of financial accounting, except as may be required under Law, rule, regulation or U.S. GAAP, in each case as approved in writing by the Company’s independent public accountants;

(xiv)       make or change any Tax election, file any amended Tax Returns, settle or compromise any material Tax liability of the Company or any of its Subsidiaries, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of Taxes of the Company or any of its Subsidiaries, enter into any closing agreement with respect to any Tax or surrender any right to claim a Tax refund, incur any material liability for Taxes outside the ordinary course of business or make any material changes in its methods, practices or policies of Tax accounting;

(xv)        fail to use its reasonable best efforts to maintain in full force and effect the existing insurance policies of the Company and its Subsidiaries or to replace such insurance policies with comparable insurance policies covering the Company, its Subsidiaries and their respective properties, assets and businesses;

(xvi)       apply for or accept (x) any funding from any Governmental Entity, which is extended to support the Company’s research and development operations, or (y) any material funding from any other Governmental Entity;

(xvii)      enter into, engage in or amend any transaction or Contract with any Company Related Party;

(xviii)     terminate or materially default under any Lease;

(xix)        transfer, convey or assign any Intellectual Property that is material to the conduct of the business of the Company and its Subsidiaries, taken as a whole;

(xx)         make any material changes to any Privacy Policies or make any material changes in the operation or protection of any material IT Assets; or

(xxi)        agree to, or make any commitment to, take any of the actions prohibited by this Section 5.1(b).

(c)          Prior to Closing, the Company shall, and shall cause each of its Subsidiaries to use their commercially reasonable efforts to cause the cash of the Company and its Subsidiaries to be available for use by or distribution to Parent promptly following the Closing; provided, however, that nothing contained in this Section 5.1(c) shall require the Company or any of its Subsidiaries to take any action, including any corporate action by the Company or any of its Subsidiaries, the execution of any agreement or the making of any filings with any Governmental Entity, prior to the Effective Time if the Company determines in good faith that such action could reasonably be expected to (i) result in Tax obligations or other costs or expense to the Company or any of its Subsidiaries, (ii) adversely affect the Company's or any of its Subsidiaries’ Tax or financial reporting positions, (iii) adversely affect the ability of the Company and its Subsidiaries to operate their respective businesses in the ordinary course, consistent with past practice, including by impairing the ability of the Company and its Subsidiaries to meet their respective working capital requirements, or (iv) be prohibited by Law.

(d)          Nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time.  Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

5.2.          Access to Information.

(a)          During the period from the date hereof to the earlier of termination hereof in accordance with Article VII and the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, upon reasonable notice and subject to applicable Laws relating to the exchange of information, afford to the officers, employees and agents and representatives, including any investment banker, financial advisor, attorney, accountant or other advisor, agent, representative, intermediary or affiliate retained in connection with the transactions contemplated by this Agreement (collectively as to each party, its “Representatives”) of Parent reasonable access, during normal business hours, and upon reasonable prior written notice, to all its properties, books, Contracts, commitments and records, and to its officers, employees and Representatives, in each case in a manner not unreasonably disruptive to the operation of the business of the Company and its Subsidiaries, and, during such period, the Company shall, and shall cause its Subsidiaries to, make available to Parent (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to applicable Laws and (ii) all other information concerning its business, properties and personnel as Parent may reasonably request; provided, however, that the Company shall not be required to provide such access or furnish such information or updates if the Company in good faith reasonably believes that doing so would (x) result in the loss of attorney-client privilege, (y) breach or violate any applicable Law, or (z) violate any confidentiality obligation (existing on the date hereof) with respect to such information; provided, further, that the parties agree to collaborate in good faith to make alternative arrangements to allow for such access or disclosure in a manner that does not result in the events set out in clauses (x), (y) or (z) above. The Company shall produce, or cause to be produced, a report setting forth the anticipated working capital and available cash of the Company and its Subsidiaries as of the Closing Date, which such report the Company shall deliver to Parent at least five (5) Business Days prior to the Closing. The Company shall keep Parent reasonably informed and shall provide any information reasonably requested by Parent with respect to the launch of the product lines set forth on Section 5.2(a) of the Company Disclosure Schedule. No investigation by Parent or the Company, and its Representatives, shall constitute a waiver of or otherwise affect the representations, warranties, covenants or agreements of the Company or Parent, respectively, set forth herein or otherwise affect any condition to the obligations of the parties hereto under this Agreement. Notwithstanding the foregoing, nothing in this Section 5.2(a) shall have the effect of expanding the information rights of Parent with respect to a Company Acquisition Proposal (including under Section 5.4(d)).

(b)          All information furnished by the Company or any of its Subsidiaries or Representatives to Parent or its Representatives pursuant to this Agreement (including Section 5.2(a)) shall be subject to the provisions of the Confidentiality Agreement, dated January 13, 2017 between Apax Partners LLP and the Company (the “Confidentiality Agreement”).

5.3.          Proxy Statement and Company Shareholders Meeting.

(a)          As soon as reasonably practicable following the date of this Agreement, but in no event later than the fifth (5th) Business Day after the date hereof, the Company shall (i) establish a record date for, duly call, give notice of and convene a special meeting of its shareholders (the “Company Shareholders Meeting”) for the purpose of obtaining the Company Shareholder Approval and (ii) publish the notice of the Company Shareholders Meeting (with the proxy card (Ktav Hatzbaa) required under the ICL and the regulations promulgated thereunder).  As soon as reasonably practicable following the date of this Agreement, but in no event later than the fifteenth (15th) Business Day after the date hereof, the Company shall prepare and furnish to the SEC on Form 6-K a proxy statement for the Company Shareholders Meeting (the “Proxy Statement”).  The Company shall otherwise comply with the notice requirements applicable to the Company in respect of the Company Shareholders Meeting pursuant to the ICL and the regulations promulgated thereunder and the Charter Documents. Unless this Agreement is terminated pursuant to Article VII or as Parent and the Company may otherwise agree, the Company Shareholders Meeting shall be held no later than seventy (70) days after the publication of the notice regarding the Company Shareholders Meeting.  Unless the Company Board (or a committee thereof) has effected a Company Board Recommendation Change, the Company shall include the Company Recommendation and a copy of the Fairness Opinion obtained by the Company Board in connection with the approval by the Company Board of the Merger and the other transactions contemplated hereby in the Proxy Statement.  The Company shall use its reasonable best efforts to cause the Proxy Statement to be mailed to the shareholders of the Company as promptly as practicable (but in no event later than twenty-one (21) days prior to the Company Shareholders Meeting).

(b)          The Company shall not include in the Proxy Statement any information with respect to Parent, Merger Sub or their affiliates, unless the form and content thereof shall have been consented to in writing by Parent and Merger Sub prior to such inclusion and Parent and Merger Sub agree to provide any such information required to be so included under applicable Law or that is customarily included in a proxy statement prepared in connection with transactions of the type contemplated by this Agreement as reasonably requested by the Company.  Notwithstanding anything herein to the contrary, the Company assumes no responsibility with respect to information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement.  Prior to the mailing of the Proxy Statement, the Company (x) shall provide Parent and its outside counsel with a reasonable opportunity to review and comment on any drafts of the Proxy Statement and related correspondence and filings, (y) shall include in such drafts, correspondence and filings all comments reasonably proposed by Parent and its outside counsel, provided that the Company shall have no obligation to include any such comments to the extent that the Company determines in good faith, in consultation with its counsel, that including such comments would result in the Proxy Statement containing an untrue statement of a material fact or omitting to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, and (z) to the extent practicable and not prohibited under applicable Law, the Company and its outside counsel shall permit Parent and its outside counsel to participate in all communications, if any, with the SEC or NASDAQ, or their respective staff, as applicable (including all meetings and telephone conferences) relating to this Agreement or any of the transactions contemplated hereby.  If at any time prior to the Effective Time any event shall occur, or fact or information shall be discovered, by either the Company, Parent or Merger Sub that should be set forth in an amendment of or a supplement to the Proxy Statement, such party shall inform the others thereof and the Company shall, in accordance with the procedures set forth in this Section 5.3, prepare such amendment or supplement as soon thereafter as is reasonably practicable and to the extent required by applicable Law, cause such amendment or supplement to be promptly distributed to the shareholders of the Company. In the event that Parent or any person listed in Section 320(c) of the ICL casts any votes in respect of the Merger, Parent shall disclose to the Company the respective interest of Parent or such person in the Ordinary Shares so voted.

(c)          Except to the extent there has been a Company Board Recommendation Change in accordance with and subject to Section 5.4, the Company shall use its reasonable best efforts to solicit from its shareholders proxies in favor of approval of the Merger and secure any other approval of shareholders of the Company that is required by applicable Law in connection with the Merger; provided, however, that the Company shall not change the date of, postpone or adjourn the Company Shareholders Meeting except (1) with the prior written consent of Parent, (2) if there are insufficient Ordinary Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Shareholders Meeting, (3) to allow reasonable additional time to solicit additional proxies to the extent the Company reasonably believes necessary in order to obtain the Company Shareholder Approval or (4) to the extent required by Law. The Company shall keep Parent updated with respect to proxy solicitation results as reasonably requested by Parent.

5.4.          No Solicitation.

(a)          During the period (the “Go-Shop Period”) commencing on the date of this Agreement and continuing until 11:59 p.m. (Israeli Time) on the thirtieth (30th) day after the date hereof (such 30-day period to be tolled during the period from April 11, 2017 through April 17, 2017) (the day on which the Go-Shop Period ends, the “No-Shop Period Start Date”), the Company, the Company Related Parties or Representatives of any of the foregoing shall have the right to (i) initiate, solicit and encourage any inquiry or the making of any proposal or offer that could constitute a Company Acquisition Proposal, including by furnishing information with respect to the Company and the Subsidiaries of the Company to any person pursuant to an Acceptable Confidentiality Agreement; provided that, the Company shall, to the extent not previously provided to Parent or Merger Sub, provide or make available to Parent or Merger Sub any material non-public information concerning the Company or any Subsidiary of the Company provided or made available to any person which was not previously provided to Parent or Merger Sub prior to (or contemporaneously with) the time it is provided to such person; provided, further, the Company, the Company Related Parties and their respective Representatives shall withhold such portions of documents or information, or provide pursuant to customary “clean-room” or other appropriate procedures, to the extent relating to any pricing or other matters that are highly sensitive or competitive in nature if management of the Company reasonably determines such information could reasonably be likely to be materially harmful to the operation of the Company and its Subsidiaries, and (ii) participate in any discussions or negotiations with any persons or group of persons with respect to any proposal or offer that could lead to a Company Acquisition Proposal and cooperate with or assist or participate in or facilitate any such inquiries, proposals, discussions or negotiations or any effort or attempt to make any Company Acquisition Proposals. Without in any way limiting the exercise by the Company Board of its fiduciary duties, including pursuant to Section 5.4(e), during the Go-Shop Period, the Company Board and the Company shall not publicly comment on any Company Acquisition Proposal. No later than forty-eight (48) hours after the No-Shop Period Start Date, the Company shall notify Parent in writing of the identity of each Excluded Party, together with (x) a copy of the most recent Company Acquisition Proposal made in writing and any other written terms or proposals provided (including financing commitments) made by such Excluded Party and (y) a written summary of the material terms of such Company Acquisition Proposal not made in writing.

(b)          Except as may relate to any Excluded Party (but only for so long as such person or group is an Excluded Party) or as expressly permitted by this Section 5.4, from the No-Shop Period Start Date continuing until the Effective Time or, if earlier, the date on which this Agreement is terminated in accordance with Article VII, the Company shall not, shall cause its Subsidiaries not to and shall not permit or authorize its and its Subsidiaries’ respective Company Related Parties and Representatives to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate (including by way of providing information or otherwise) the submission of any proposals, offers or inquiries that constitute or could reasonably be expected to lead to any Company Acquisition Proposal, (ii) have any discussions or negotiations with or provide any confidential information or data to any person relating to a Company Acquisition Proposal, (iii) withdraw, change, amend, modify or qualify, or otherwise publicly propose to withdraw, change, amend, modify or qualify, in a manner adverse to Parent, the Company Recommendation or approve or recommend, or propose publicly to approve or recommend, any Company Acquisition Proposal (any act described in this clause (iii), a “Company Board Recommendation Change”), or (iv) approve or recommend, or execute or enter into, any Contract related to any Company Acquisition Proposal (any such Contract, an “Alternative Acquisition Agreement”).  Except as may relate to any Excluded Party (but only for as long as such person or group is an Excluded Party) or as expressly permitted by this Section 5.4, from and after the No-Shop Period Start Date, the Company will, and will cause its Subsidiaries and its and its Subsidiaries’ directors, officers, employees and Representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations with any persons other than Parent and its affiliates with respect to any Company Acquisition Proposal, including immediately revoking or withdrawing access of any person other than Parent, any Excluded Party (but only for as long as such person or group is an Excluded Party) and their respective directors, officers, employees and Representatives to any data room (virtual or actual) containing any non-public information with respect to the Company or its Subsidiaries previously furnished with respect to a Company Acquisition Proposal.  Promptly after the No-Shop Period Start Date, the Company shall also request that each person (other than Parent, any Excluded Party and their respective affiliates) that has executed a confidentiality agreement that is then still in effect in connection with its consideration of acquiring the Company to promptly return or destroy all non-public information furnished to such person on behalf of the Company or any of its Subsidiaries prior to the No-Shop Period Start Date.  Promptly following the date that a person no longer constitutes an Excluded Party hereunder, the Company shall also request that such person promptly return or destroy all non-public information furnished to such person on behalf of the Company and its Subsidiaries.  The Company shall not terminate, waive, amend or modify any provision of any standstill or confidentiality agreement to which the Company is a party, in each case, with respect to the submission of any Company Acquisition Proposal; provided, however, prior to the No-Shop Period Start Date, the Company may grant a limited waiver, amendment or release of any standstill or similar provision solely to the extent necessary to allow for a Company Acquisition Proposal to be made to the Company or the Company Board.  For purposes of this Section 5.4, it is hereby clarified that the fact that the Company, the Company Related Parties or Representatives of any of the foregoing have previously engaged in any discussions or negotiations with a person shall not prevent by itself a Company Acquisition Proposal made by such person from being considered or deemed unsolicited to the extent such discussions or negotiations were not in breach of this Section 5.4.

(c)          Notwithstanding the foregoing provisions of Section 5.4(b), prior to the time the Company Shareholder Approval is obtained, in the event that the Company receives after the date hereof an unsolicited (except as provided in Section 5.4(a)) bona fide written Company Acquisition Proposal that did not result from a material breach of this Section 5.4 and the Company Board (x) concludes in good faith (after consultation with the Company’s outside legal and financial advisor) that such Company Acquisition Proposal constitutes a Company Superior Proposal or is reasonably expected to lead to a Company Superior Proposal and (y) concludes in good faith after consultation with the Company’s outside legal advisor that the failure to take the following actions would be inconsistent with its fiduciary duties under applicable Law, the Company may, and may permit its Subsidiaries and its and their directors, officers, employees and Representatives, to have discussions or negotiations with and provide confidential information or data to the person making such Company Acquisition Proposal and/or afford to such person access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its Subsidiaries; provided, however, that (A) prior to providing (or causing to be provided) any confidential information or access to, or having discussions or negotiations with, such person, the Company shall have entered into an Acceptable Confidentiality Agreement with such person and (B) the Company will provide to Parent any information that was not previously provided or made available to Parent prior to (or contemporaneously with) providing (or causing to be provided) any such information to such person making such Company Acquisition Proposal; provided, further, the Company, the Company Related Parties and their respective Representatives shall withhold such portions of documents or information, or provide pursuant to customary “clean-room” or other appropriate procedures, to the extent relating to any pricing or other matters that are highly sensitive or competitive in nature if management of the Company reasonably determines such information could reasonably be likely to be materially harmful to the operation of the Company and its Subsidiaries.

(d)          From and after the No-Shop Period Start Date, the Company shall notify Parent orally and in writing promptly (but in any event within forty-eight (48) hours) (i) after receipt of any Company Acquisition Proposal or an inquiry that that could reasonably be expected to lead to a Company Acquisition Proposal, which notice shall include the identity of the person making such proposal, offer or inquiry and copies of all proposals, offers and drafts of proposed agreements related thereto (including financing commitments) (or a written summary of the material terms of such proposal, offer or inquiry if not made in writing) and (ii) of any change to the financial or other material terms and conditions of any Company Acquisition Proposal or inquiry that could reasonably be expected to lead to a Company Acquisition Proposal.  From and after the No-Shop Period Start Date, the Company shall otherwise keep Parent reasonably informed of the status of any Company Acquisition Proposal (including by providing copies of all proposals, offers and drafts of proposed agreements related thereto (including financing commitments) that have not already been provided pursuant to clause (i) above). Neither the Company nor any of its Subsidiaries shall, after the date of this Agreement, enter into any confidentiality or similar agreement that would prohibit it from providing such information to Parent.

(e)          Prior to the time the Company Shareholder Approval is obtained, the Company Board may (A) make a Company Board Recommendation Change or (B) terminate this Agreement in accordance with Section 7.1(h) in order to enter into a definitive agreement to effect a transaction constituting a Company Superior Proposal, if:

(i)           the Company receives a bona fide Company Acquisition Proposal that did not result from a material breach of Section 5.4(b) and the Company Board determines in good faith (after consultation with the Company’s outside legal and financial advisors) that such Company Acquisition Proposal constitutes a Company Superior Proposal;

(ii)          the Company provides Parent prior written notice of its intention to take such action (a “Superior Proposal Notice”), which notice shall identify the person making such Company Superior Proposal and include the terms and conditions of such Company Superior Proposal, including copies of the most recent form or draft of the proposed Alternative Acquisition Agreement (it being understood and agreed that the delivery of such a notice by itself shall not be deemed to be a Company Board Recommendation Change);

(iii)         for at least four (4) Business Days after Parent’s receipt of such Superior Proposal Notice, the Company has negotiated, and has caused its financial and legal advisors (and other Representatives) to negotiate, with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Company Acquisition Proposal ceases to constitute a Company Superior Proposal (it being understood and agreed that any revision to the financial terms or any other material term of such Company Superior Proposal shall require a new Superior Proposal Notice, on only two occasions following delivery of the original Superior Proposal Notice and not with respect to any subsequent revisions to the financial terms or other material terms of such Company Superior Proposal after such two occasions, and the Company shall be required, on such two occasions, to comply again with the provisions of this Section 5.4(e) with respect to such new notice; provided that references to the four (4) Business Day period shall be deemed to be references to a two (2) Business Day period; provided, further, that the Company and the Company Board shall not take any action that is designed to frustrate the benefit of Parent’s rights pursuant to this subsection (iii)); and

(iv)         at the end of the period (or periods) referred to in clause (iii) above, if Parent and Merger Sub shall have delivered (prior to or at the end of such period or periods) to the Company a written bona fide offer to alter the terms or conditions of this Agreement, the Company Board has concluded in good faith (after consultation with the Company’s outside legal and financial advisors) that such Company Acquisition Proposal still constitutes a Company Superior Proposal after giving effect to all of the adjustments which may be offered by Parent pursuant to clause (iii) above and that a failure to make a Company Board Recommendation Change or to terminate this Agreement in order to enter into a definitive agreement with respect to such Company Superior Proposal would result in a violation of its fiduciary duties under applicable Law.

(f)           Prior to the time the Company Shareholder Approval is obtained, the Company Board may also make a Company Board Recommendation Change if:

(i)           there is an event, development or change in circumstances that is material to the Company and its Subsidiaries taken as a whole, that does not relate to any Company Acquisition Proposal and was not known or reasonably foreseeable by the Company Board as of the date of this Agreement (any such event, development or change in circumstances, an “Intervening Event”);

(ii)          the Company Board determines in good faith (after consultation with the Company’s outside legal and financial advisors) that, as a result of such Intervening Event, failure to make a Company Board Recommendation Change would be inconsistent with its fiduciary duties under applicable Law;

(iii)         the Company provides Parent prior written notice of the Company’s intention to make a Company Board Recommendation Change (a “Change of Recommendation Notice”), which notice shall specify in reasonable detail the Intervening Event and the reasons for such Company Board Recommendation Change;

(iv)         for at least four (4) Business Days after Parent’s receipt of a Change of Recommendation Notice, the Company has negotiated, and has caused its financial and legal advisors (and other Representatives) to negotiate, with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement in order to obviate the need to make such Company Board Recommendation Change; and

(v)          at the end of the period referred to in clause (iv) above, if Parent and Merger Sub shall have delivered (prior to or at the end of such period or periods) to the Company a written bona fide offer to alter the terms or conditions of this Agreement, the Company Board has concluded in good faith (after consultation with the Company’s outside legal and financial advisors) that, as a result of such Intervening Event, failure to make a Company Board Recommendation Change would still be inconsistent with its fiduciary duties under applicable Law after giving effect to all of the adjustments which may be offered by Parent pursuant to clause (iv) above.

(g)          Nothing contained in this Agreement shall prevent the Company or the Company Board from taking and disclosing to the Company’s shareholders a position contemplated by Rule 14e-2(a) under the Exchange Act (or any communication under the Laws issued, promulgated or entered into by any Governmental Entity in Israel with substantially similar content) or a position contemplated by Section 329 of the Israel Companies Law or complying with Rule 14d-9 under the Exchange Act with respect to a Company Acquisition Proposal; provided, that such Rules will in no way eliminate or modify the effect that any action pursuant to such Rules would otherwise have under this Agreement; provided, further, that any such disclosure (other than a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) shall be deemed to be a Company Board Recommendation Change unless the Company Board expressly and concurrently reaffirms the Company Recommendation in such disclosure or similar communication.

5.5.          Reasonable Best Efforts.

(a)          Subject to the terms and conditions of this Agreement, each of Parent, Merger Sub and the Company shall use their reasonable best efforts to take, or cause to be taken, all actions necessary, proper or advisable to (i) consummate the transactions contemplated hereby and to cause the conditions set forth in Article VI to be satisfied, (ii) prepare as promptly as practicable all necessary applications, notices, petitions, filings, ruling requests and other documents in order to obtain (and to cooperate with the other party to obtain) any Approval from any Governmental Entity which is required to be obtained by Parent, Merger Sub, the Company or its Subsidiaries in connection with the transactions contemplated by this Agreement, (iii) comply promptly with all Laws which may be imposed on such party with respect to the transactions contemplated by this Agreement; (iv) defend all lawsuits or other legal, regulatory, administrative or other proceedings to which the Company or its Subsidiaries is a party challenging or affecting this Agreement or the consummation of the transactions contemplated by this Agreement, in each case until the issuance of a final, non-appealable order with respect to each such lawsuit or other proceeding, (v) seek to have lifted or rescinded any injunction or restraining order which may adversely affect the ability of the parties to consummate the transactions contemplated by this Agreement, in each case until the issuance of a final, non-appealable order with respect thereto and (vi) seek to resolve any objection or assertion by any Governmental Entity challenging this Agreement or the transactions contemplated hereby.  In furtherance of the foregoing, the Company, Parent and Merger Sub agree to, as promptly as practicable after the date hereof: (1) make (or cause to be made) an appropriate filing of a Notification and Report Form pursuant to the HSR Act, which filing shall in any event be made within ten (10) Business Days following the date hereof and (2) make such filings contemplated by applicable foreign competition Laws as set forth in Section 5.5(a) of the Company Disclosure Schedule. Parent shall pay directly to the applicable Governmental Entity all filing fees required in connection with the filings contemplated by the preceding sentence.

(b)          Subject to the other provisions of this Agreement, the parties hereto shall cooperate with each other and use reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all Approvals of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement, to keep the other party informed in all material respects and on a reasonably timely basis of any material communication received by such party from, or given by such party to, any Governmental Entity and of any material communication received or given in connection with any proceeding by a private party, in each case regarding the Merger, to consult with the other party to the extent reasonably practicable (subject to applicable Laws relating to the exchange of information), and to comply with the terms and conditions of all such Approvals of all such third parties and Governmental Entities.  Parent and the Company shall keep the other party reasonably informed and promptly advise each other upon receiving any communication from any Governmental Entity whose consent, non-objection or approval is required for consummation of the transactions contemplated by this Agreement which causes such party to believe that there is a reasonable likelihood that any consent, non-objection or approval will not be obtained or that the receipt of any such approval will be materially delayed or conditioned.

(c)          Notwithstanding anything to the contrary in this Agreement, nothing in this Section 5.5 or elsewhere in this Agreement shall require Parent to take or agree to take any action with respect to any of its affiliates (other than the Company and its Subsidiaries) or any “portfolio company” (as such term is customarily understood among institutional private equity investors) of any investment fund affiliated with Parent, including selling, divesting, conveying, holding separate, or otherwise limiting its freedom of action with respect to any assets, rights, products, licenses, businesses, operations, or interest therein, of any such affiliates (other than the Company and its Subsidiaries) or any direct or indirect portfolio companies of investment funds advised or managed by one or more affiliates of Parent.

(d)          Without limiting the generality of anything contained in this Section 5.5 but subject in all respects to Section 5.5(c), each party hereto shall use their respective reasonable best efforts to obtain any consents or approvals from any persons (other than Governmental Entities) that are necessary or advisable in connection with the transactions contemplated by this Agreement. In the event that the parties hereto shall fail to obtain any such third party consent, the Company shall use its reasonable best efforts, and shall take such actions as are reasonably requested by Parent, to minimize any adverse effect upon the Company and its Subsidiaries resulting, or which would reasonably be expected to result, after the Effective Time, from the failure to obtain such consent. Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any such approval or consent with respect to any transaction contemplated by this Agreement, (i) none of the Company or any of its Subsidiaries shall be required to, or, without the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), shall, pay or commit to pay to such person whose approval or consent is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation due to such person and (ii) none of Parent, Merger Sub or any of their affiliates shall be required to pay or commit to pay, nor shall any of the foregoing pay or commit to pay without the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed), to such person whose approval or consent is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation.

5.6.          Employees; Employee Benefit Plans.

(a)          During the period from the Effective Time until the first anniversary thereof, Parent shall or shall cause the Surviving Company to provide to the Company Employees who are employees of the Company or a Subsidiary of the Company at the Effective Time (such Company Employees, “Continuing Employees”), compensation and benefits that are substantially comparable, in the aggregate, to those provided to the Continuing Employees immediately prior to the date hereof (other than with respect to any equity-based compensation, retiree welfare benefits or defined benefit pension plan benefits), while such Continuing Employees remain employed by the Company or a Subsidiary prior to the first anniversary of the Effective Time.

(b)          With respect to each applicable employee welfare and retirement benefit plan sponsored or maintained by Parent or the Surviving Company (the “Parent Plans”), if any, for purposes of determining eligibility to participate, vesting, entitlement to benefits and vacation entitlement (but not for accrual of benefits under any defined benefit pension plan, post-retirement welfare benefit plan or “core contributions” under a U.S. tax qualified defined contribution Parent Plan), service with the Company or any Subsidiary shall be treated as service with Parent; provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits.  Such service also shall apply for purposes of satisfying any waiting periods, evidence of insurability requirements, or the application of any pre-existing condition limitations with respect to any Parent Plan.  Parent shall use commercially reasonable efforts to cause to be waived pre-existing condition limitations to the same extent waived under the applicable Plan.  Parent shall use commercially reasonable efforts to cause Continuing Employees to be given credit for amounts paid under a corresponding Plan of the Company or any Subsidiary during the same period for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the Parent Plan during the applicable plan year.

(c)          The Company, Parent and Merger Sub acknowledge and agree that all provisions contained in this Section 5.6 are for the sole benefit of the parties to this Agreement and nothing herein, expressed or implied, is intended or shall be construed to confer upon or give to any person (including, for the avoidance of doubt, any current or former employees, officers or directors of the Company or any of its Subsidiaries, Parent or any of its Subsidiaries, or on or after the Effective Time, the Surviving Company or any of its Subsidiaries), other than the parties hereto, any legal or equitable or other rights or remedies with respect to matters provided for in this Section 5.6.  Nothing in this Agreement shall be construed as requiring Parent or the Surviving Company or any of its affiliates to provide employment, or any continued compensation, employee benefits or other rights, to any Company Employee, or to continue any specific Plan.  Nothing contained herein, whether express or implied, shall be construed as an amendment or modification of any employee benefit plan, program, arrangement or agreement.

5.7.          Indemnification; Directors’ and Officers’ Insurance.

(a)          From and after the Effective Time, Parent shall cause the Surviving Company to indemnify and hold harmless, as and to the fullest extent provided in the Charter Documents as in effect on the date of this Agreement and permitted by applicable Law, all past and present directors and officers of the Company or any of its Subsidiaries (collectively, the “Indemnified Parties”) against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party upon receipt of an undertaking from such Indemnified Party to repay such advanced expenses if it is determined by a final and non-appealable judgment of a court of competent jurisdiction that such Indemnified Party was not entitled to indemnification hereunder), judgments, fines and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal or administrative (in each case whether asserted or claimed before or after the Effective Time) arising out of acts or omissions occurring at or prior to the Effective Time in connection with such Indemnified Party serving as a director or officer of the Company or any of its Subsidiaries (including in connection with an Indemnified Party serving at the request of the Company or any of its Subsidiaries as a director, officer, employee, trustee or partner of another corporation, partnership, trust, joint venture, employee benefit plan or other entity and including acts or omissions occurring in connection with this Agreement and the transactions contemplated hereby).

(b)          For a period of seven (7) years after the Effective Time, Parent shall maintain or cause the Surviving Company to maintain for the benefit of the Indemnified Parties a directors’ and officers’ liability insurance policy that provides coverage for acts, omissions or events occurring prior to the Effective Time (the “D&O Insurance”) with terms and conditions which are, in the aggregate, not less advantageous to such Indemnified Parties than the terms and conditions of the existing directors’ and officers’ liability insurance policy of the Company (certain material terms of which are summarized in Section 5.7(b) of the Company Disclosure Schedule); provided that, at Parent’s option, in lieu of the foregoing insurance coverage, Parent or, with Parent’s consent, the Company may at or prior to the Effective Time substitute therefor a single premium tail coverage with respect to the D&O Insurance that provides coverage for claims first made within a period of seven (7) years after the Effective Time (the “Run Off Policy”), with terms and conditions which are, in the aggregate, not less advantageous to such Indemnified Parties than the terms and conditions of the existing directors’ and officers’ liability insurance policy of the Company.  Notwithstanding the foregoing, in no event will Parent be required to expend, in the aggregate for the Run Off Policy, an amount in excess of 300% of the annual premiums currently paid by the Company for the existing directors’ and officers’ liability insurance policy of the Company as set forth in Section 5.7(b) of the Company Disclosure Schedule (the “Insurance Amount”), and if Parent is unable to maintain or obtain the insurance called for by this Section 5.7(b) for an amount equal to or less than the Insurance Amount, Parent shall obtain or cause to be obtained as much comparable insurance as may be available for the Insurance Amount. The parties hereby agree that each of the Indemnified Parties (and their respective heirs and personal representatives) are intended to be third party beneficiaries of this Section 5.7, with full rights of enforcement as if a party hereto. For the avoidance of doubt, in the event the Run Off Policy is purchased, none of Parent, the Company or the Surviving Company will have any further obligation under this Section 5.7(b).

(c)          If Parent, the Surviving Company or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving company or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, to the extent required, proper provision shall be made so that the successors and assigns of Parent or the Surviving Company shall assume the obligations set forth in this Section 5.7.

(d)          The rights of each Indemnified Party under this Section 5.7 shall be in addition to any rights such person may have under the certificate of incorporation or bylaws of the Company or any of its Subsidiaries, or any applicable Law. In furtherance of the foregoing, for a period of seven (7) years after the Effective Time, Parent shall cause the Surviving Company to (i) cause the articles of association (and other similar organizational documents) of the Surviving Company and its Subsidiaries to contain provisions with respect to indemnification, insurance, exculpation and the advancement of expenses that are at least as favorable as the indemnification, insurance, exculpation and advancement of expenses provisions contained in the Charter Documents or the articles of association (or other similar organizational documents) of the Subsidiaries as of the date hereof, and (ii) cause the articles of association (and other similar organizational documents) of the Surviving Company and its Subsidiaries to not be repealed, amended or otherwise modified in any manner that would adversely affect the rights of the Indemnified Parties thereunder except subject to the prior written consent of the Indemnified Parties or as required by applicable Law.

(e)          Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to the Indemnified Parties’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 5.7 is not prior to or in substitution for any such claims under such policies.

5.8.          Publicity.  Parent and the Company shall consult with each other before issuing any press release or public statement with respect to this Agreement, the Merger or the other transactions contemplated hereby and shall not issue any such press release or make any such public statement without the prior written consent of the other party, which shall not be unreasonably conditioned, delayed or withheld; provided, however, that a party may, without the prior consent of the other party (but after prior consultation, to the extent practicable in the circumstances) issue such press release or make such public statement as may, upon the advice of outside counsel, be required by Law or the rules and regulations of NASDAQ.  Without limiting the reach of the preceding sentence, Parent and the Company shall cooperate to develop all public announcement materials and make appropriate management available at presentations related to the transactions contemplated by this Agreement as reasonably requested by the other party;  provided, however, that the restrictions set forth in this Section 5.8 shall not apply to any release or announcement made or proposed to be made by the Company pursuant to, but in compliance with, Section 5.4. Notwithstanding the foregoing, each of Parent and the Company may, without prior consent of the other party, disseminate material substantially similar to material included in a press release or other document previously approved for public distribution by the other party. Subject to the terms and conditions of this Agreement, including Section 5.4, the Company and its Subsidiaries shall consult with Parent regarding communications with customers, shareholders, prospective investors and employees related to the transactions contemplated hereby.  Notwithstanding the foregoing, but subject in all respects to the limitations set forth in the Confidentiality Agreement, Parent, Merger Sub and their respective affiliates may provide ordinary course communications regarding this Agreement and transactions contemplated hereby to existing or prospective general and limited partners, equity holders, members, managers and investors of any affiliates of such person.

5.9.          Notice of Certain Matters.  Each party hereto shall give reasonably prompt written notice to the other party hereto, if to such party’s knowledge, (i) any representation or warranty made by it contained in this Agreement becomes untrue or inaccurate such that it would be reasonable to expect that the applicable closing conditions would be incapable of being satisfied by the End Date or (ii) it fails to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided that, (a) nothing in this Section 5.9 shall be deemed to affect, modify or condition the obligations of each party to effect the Closing and (b) each party’s obligations, actions or inactions pursuant to this Section 5.9 shall be deemed excluded for purposes of determining whether the conditions set forth in either Section 6.2(b) or Section 6.3(b) have been satisfied.

5.10.        Anti-takeover Laws.  If any takeover Law or similar Law becomes applicable to this Agreement, the Merger, the Voting Agreement or any of the other transactions contemplated by this Agreement or the Voting Agreement, each of the Company, Parent and Merger Sub shall use their respective reasonable best efforts to take such actions as necessary so that the Merger and the other transactions contemplated by this Agreement and the Voting Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and the Voting Agreement and otherwise to minimize the effect of such Law on this Agreement, the Merger and the other transactions contemplated by this Agreement and the Voting Agreement.

5.11.        Shareholder Litigation.  Prior to the Effective Time, in the event that any litigation or other Claim of any shareholder related to this Agreement, the Merger or the other transactions contemplated by this Agreement is initiated, or, to the knowledge of the Company, threatened in writing, against any of the Company or its Subsidiaries, the officers of the Company and/or the members of the Board of Directors of the Company (or of any equivalent governing body of any Subsidiary of the Company) prior to the Effective Time, the Company shall promptly (and in any event within forty-eight (48) hours) notify Parent of any such litigation, claim or action, including, by promptly providing Parent with copies of all proceeds and material correspondence with respect to such litigation or Claim, and shall keep Parent reasonably informed on a current basis with respect to the status thereof.  The Company shall consult with Parent on a regular basis with respect to, and shall give Parent the opportunity to participate in the defense or settlement of, any such litigation or Claims, and no such settlement or compromise shall be agreed to without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

5.12.        NASDAQ Delisting.  The Company shall use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Law and rules and policies of NASDAQ to cause the Ordinary Shares to no longer be listed or quoted on NASDAQ as promptly as practicable after the Effective Time and to be deregistered under the Exchange Act as soon as practicable following such delisting.

5.13.        Merger Proposal.

(a)          Subject to the ICL and the regulations promulgated thereunder, as promptly as practicable following the date hereof the Company and Merger Sub, as applicable, shall take the following actions within the timeframes set forth herein: (a) cause a merger proposal (in the Hebrew language) (the “Merger Proposal”) to be executed in accordance with Section 316 of the ICL, (b) deliver the Merger Proposal to the Companies Registrar within three (3) days from the calling of the Company Shareholders Meeting, (c) the Company shall cause a copy of the Merger Proposal to be delivered to its secured creditors, if any, no later than three (3) days after the date on which the Merger Proposal is delivered to the Companies Registrar, (d) promptly after the Company shall have complied with the preceding sentence and with clauses (i) and (ii) of this Section 5.13(a), but in any event no more than three (3) days following the date on which such notice was sent to the creditors, the Company and Merger Sub shall inform the Companies Registrar, in accordance with Section 317(b) of the ICL, that notice was given to their respective creditors, if any, under Section 318 of the ICL (and regulations promulgated thereunder), (e) each of the Company and, if applicable, Merger Sub, shall: (i) publish a notice to its creditors, stating that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at the office of the Companies Registrar, Company’s registered office or Merger Sub’s registered offices, as applicable, and at such other locations as the Company or Merger Sub, as applicable, may determine, in (A) two daily Hebrew newspapers, on the day that the Merger Proposal is submitted to the Companies Registrar, (B) in a popular newspaper in New York as may be required by applicable Law; (ii) within four (4) business days from the date of submitting the Merger Proposal to the Companies Registrar, send a notice by registered mail to all of the “Substantial Creditors” (as such term is defined in the regulations promulgated under the ICL) that the Company or Merger Sub, as applicable, is aware of, in which it shall state that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at such additional locations, if such locations were determined in the notice referred to in the immediately preceding clause (i); and (iii) send to the Company’s “employees committee” (Va’ad Ovdim) (if any) or display in a prominent place at the Company’s premises a copy of the notice published in a daily Hebrew newspaper (as referred to in clause (i)(A) of this Section 5.13(a)), no later than three (3) business days following the day on which the Merger Proposal was submitted to the Companies Registrar, (f) not later than three (3) days after the date on which the Company Shareholder Approval is received, the Company shall (in accordance with Section 317(b) of ICL and the regulations thereunder) inform the Companies Registrar of such approval, and (g) in accordance with the customary practice of the Companies Registrar, the Company and Merger Sub shall request, following coordination with Merger Sub, that the Companies Registrar declare the Merger effective and issue the Certificate of Merger upon such date as the Company and Merger Sub shall advise the Companies Registrar. For the avoidance of doubt, and notwithstanding any provision of this Agreement to the contrary, it is the intention of the parties that the Merger shall be declared effective and the Certificate of Merger shall be issued on the Closing Date, as a condition to the Closing taking place. For purposes of this Section 5.13(a), “business day” shall have the meaning set forth in the Merger Regulations 5760-2000 promulgated under the ICL.

(b)          The sole shareholder of Merger Sub shall approve the Merger on the date that the Company Shareholder Approval is obtained, subject to the satisfaction or waiver (to the extent permitted hereunder) of all the conditions to Closing (other than those that by their nature may only be satisfied or waived at Closing). No later than three (3) days after the date of such approval, Merger Sub shall (in accordance with Section 317(b) of the ICL and the regulations thereunder) inform the Companies Registrar of such approval.

5.14.        Directors.  Unless otherwise requested in writing by Parent, the Company shall use reasonable best efforts to obtain the resignation of all of the members of the Company Board who are in office immediately prior to the Effective Time (and if requested in writing by Parent, the Company shall use reasonable best efforts to obtain the resignation of any members of the board of directors (or any equivalent body) of any of the Subsidiaries of the Company), which resignations shall be effective at, and conditioned upon the occurrence of, the Effective Time.  The Company will cooperate with Parent and use its reasonable best efforts to provide that the individuals that Parent may designate prior to the Effective Time to serve as members of the board of directors of the Surviving Company or the board of directors (or any equivalent body) of any Subsidiary of the Company, shall be appointed as directors of the Company or directors (or such equivalent positions) of any such designated Subsidiary, in each case effective at, and conditioned upon the occurrence of, the Effective Time.

5.15.        Financing Assistance from Company. From the date of this Agreement until the Closing (or the earlier termination of this Agreement pursuant to Article VII), the Company will, and will cause its Subsidiaries to, and will use its and their reasonable best efforts to cause their officers, employees and Representatives to, in each case, use reasonable best efforts to cooperate with Parent as reasonably requested by Parent in connection with Parent’s arrangement of debt financing; provided that (i) nothing herein will require such cooperation to the extent it unreasonably interferes with the business or operations of the Company and its Subsidiaries or creates a risk of damage or destruction to any property or assets of the Company and its Subsidiaries, (ii) no director or officer of the Company or any of its Subsidiaries shall be required to execute any agreement, certificate, document or instrument with respect to such debt financing that would be effective prior to the Effective Time, and (iii) neither the Company nor its Subsidiaries shall be required to provide any information or take any action if the Company in good faith reasonably believes that doing so would result in the loss of attorney-client privilege, breach or violate applicable Law or violate any confidentiality obligation (existing on the date hereof) with respect to such information.

5.16.          Tax Rulings.

(a)          As soon as practicable after the date of this Agreement, and no later than five (5) Business Days after the date hereof, the Company shall instruct its Israeli counsel, advisors and/or accountants to prepare and file with the ITA an application for a ruling (which application shall be approved by Parent prior to its submission, which approval shall not be unreasonably withheld, conditioned or delayed) confirming, among other things, that (i) the cancellation and exchange of the Company 102 Options and Company 102 RSUs in accordance with Section 2.3 and conversion of the Company 102 Shares in accordance with Section 2.1(b) shall not be regarded as a violation of the 102 Trust Period so long as the respective Award Consideration and Merger Consideration are deposited with the 102 Trustee until the end of the respective 102 Trust Period and (ii) the deposit of the respective Award Consideration and Merger Consideration with the Paying Agent and the 102 Trustee shall not be subject to any withholding obligation in respect of Israeli withholding Tax (which ruling may be subject to customary conditions regularly associated with such a ruling) (such ruling, as granted by the ITA, the “Options Tax Ruling”). The Company shall include in the request for the Options Tax Ruling a request to exempt Parent, the Surviving Company, the Paying Agent, the 102 Trustee and their respective agents from any withholding obligation.  At any time prior to the Closing Date, upon the request of Parent, the Company shall promptly seek to obtain an interim tax ruling (which application shall be approved by Parent prior to its submission, which approval shall not be unreasonably withheld, conditioned or delayed) which ruling may confirm, among other things, that Parent and any person acting on its behalf (including the Paying Agent) shall not be required to withhold any Israeli withholding Tax in relation to any payments made with respect to any Company Options, Ordinary Shares or Company RSU Awards (whether or not subject to Section 102 of the Ordinance) to the Paying Agent or the 102 Trustee in connection with the Merger (the “Interim Options Tax Ruling”).  To the extent that prior to the Closing an Interim Options Tax Ruling shall have been obtained, then all references herein to the Options Tax Ruling shall be deemed to refer to such Interim Options Tax Ruling, until such time that a final definitive Options Tax Ruling is obtained.

(b)          As soon as practicable after the date of this Agreement, and no later than five (5) Business Days after the date hereof, the Company shall instruct its Israeli counsel, advisors and/or accountants to prepare and file with the ITA an application for a ruling (which application shall be approved by Parent prior to its submission, which approval shall not be unreasonably withheld, conditioned or delayed) that (i) with respect to holders of Ordinary Shares that are non−Israeli residents (as defined in the Ordinance or as will be determined in accordance with guidance from the ITA), (A) exempts Parent, the Paying Agent, the Surviving Company and their respective agents from any obligation to withhold Taxes levied, assessed, charged or imposed by any Governmental Entity in Israel from any consideration payable or otherwise deliverable to such holders pursuant to this Agreement, including the Merger Consideration, or clarifies that no such obligation exists, or (B) clearly instructs Parent, the Paying Agent, the Surviving Company and their respective agents on how such withholding is to be executed, and in particular, with respect to the classes or categories of holders of the Ordinary Shares from which Tax is to be withheld (if any), the rate or rates of withholding to be applied and how to identify any such non−Israeli residents; and (ii) with respect to holders of Ordinary Shares (other than Company 102 Shares) that are Israeli residents (as defined in the Ordinance or as will be determined in accordance with guidance from the ITA) (x) exempts Parent, the Paying Agent, the Surviving Company and their respective agents from any obligation to withhold Taxes levied, assessed, charged or imposed by any Governmental Entity in Israel from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Merger Consideration, or clarifying that no such obligation exists, or (y) clearly instructs Parent, the Paying Agent, the Surviving Company and their respective agents on how such withholding is to be executed, and in particular, with respect to the classes or categories of holders of the Ordinary Shares from which Tax is to be withheld (if any), the rate or rates of withholding to be applied (such ruling, as granted by the ITA, the “Withholding Tax Ruling”).  At any time prior to the Closing Date, upon the request of Parent, the Company shall promptly seek to obtain an interim tax ruling (which application shall be approved by Parent prior to its submission, which approval shall not be unreasonably withheld, conditioned or delayed) with respect to the matters described by this Section 5.16(b), and to the extent such interim ruling has been obtained, then all references herein to the Withholding Tax Ruling shall be deemed to refer to such interim ruling, until such time that a final definitive Withholding Tax Ruling is obtained.

(c)          Without limiting the generality of this Section 5.16, each of the Company and Parent shall cause their respective Israeli counsel, advisors and accountants to coordinate all activities, and to cooperate with each other, with respect to the preparation and filing of the applications and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Options Tax Ruling, the Interim Options Tax Ruling (if applicable) and the Withholding Tax Ruling. The final text of any draft Options Tax Ruling, Interim Options Tax Ruling (if applicable), or Withholding Tax Ruling submitted to the ITA shall be subject to the prior written confirmation of Parent, which consent shall not be unreasonably withheld, conditioned or delayed. Neither the Company nor its Representatives shall make any application to, or conduct any negotiation with, the ITA with respect to matters relating to the Interim Options Tax Ruling, the Options Tax Ruling and the Withholding Tax Ruling without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), and the Company and its Representatives shall enable Parent’s Representatives to participate in all discussions and meetings with the ITA relating thereto. To the extent that Parent’s Representatives elect not to participate in any such meeting or discussion, the Company’s Representatives shall provide Parent’s Representatives a report of the discussions and/or meetings held with the ITA. Subject to the terms and conditions hereof, the Company shall use commercially reasonable efforts to promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to obtain Options Tax Ruling, the Interim Options Tax Ruling (if applicable), and the Withholding Tax Ruling as promptly as practicable.

(d)          The parties hereto understand and acknowledge that the Options Tax Ruling and/or the Withholding Tax Ruling may not be timely obtained or may not grant the rulings requested in the applications. The parties further understand and acknowledge that the benefits to holders contemplated in this Section 5.16 may not be granted, or may not be granted in full.  If either of the Options Tax Ruling or the Withholding Tax Ruling (including any such interim rulings) is not obtained prior to Closing, the provisions of Section 2.5 shall govern the payment of any consideration to be paid by or on behalf of Parent and/or the Merger Sub under this Agreement.

ARTICLE VI
 CONDITIONS PRECEDENT

6.1.          Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligations of each party to effect the Merger shall be subject to the satisfaction or (to the extent permitted by applicable Law) waiver by such party at or prior to the Effective Time of the following conditions:

(a)          Shareholder Approval.  The Company shall have obtained the Company Shareholder Approval in connection with the adoption of this Agreement.

(b)          Clearance. The applicable approvals, clearances or waiting periods (and any extension thereof) applicable to the consummation of the Merger under the HSR Act and as set forth on Section 6.1(b) of the Company Disclosure Schedule shall have been obtained, expired or been earlier terminated.

(c)          Israeli Statutory Waiting Periods. At least fifty (50) days shall have elapsed after the filing of the Merger Proposal with the Companies Registrar and at least thirty (30) days shall have elapsed after the Company Shareholder Approval and the approval of the Merger by the shareholder of Merger Sub.

(d)          No Injunctions or Restraints; Illegality. No injunction, writ, order, award, judgment, settlement or decree issued by any Governmental Entity or other legal restraint or prohibition preventing the consummation of the Merger or any of the other transactions contemplated by this Agreement shall be in effect. No Law shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal the consummation of the Merger.

6.2.          Conditions to Obligations of Parent. The obligation of Parent and Merger Sub to effect the Merger is also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of the following conditions:

(a)          Representations and Warranties. (i) The representations and warranties of the Company contained in Section 3.1(a), Section 3.3,  Section 3.7(a), and Section 3.27 shall be true and correct in all respects as of the date of this Agreement and at and as of the Closing Date as if made on and as of the Closing Date (except to the extent any such representations and warranties expressly relate to a specified date, in which case such representations and warranties shall be true and correct as of such specified date), (ii) the representations and warranties of the Company contained in Section 3.2 shall be true and correct in all respects (except where the failure to be so accurate in all respects would not be reasonably expected to result in additional cost, expense or liability to the Company, Parent or their respective affiliates, individually or in the aggregate, that is more than $2,000,000) as of the date of this Agreement and at and as of the Closing Date as if made on and as of the Closing Date (except to the extent any such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be so true and correct as of such earlier date), and (iii) all other representations and warranties of the Company contained herein shall be true and correct as of the date of this Agreement and at and as of the Closing Date as if made on and as of the Closing Date (in each case without giving effect to any Material Adverse Effect or other materiality qualifications or limitations contained therein) (except to the extent any such representations and warranties expressly relate to a specified date, in which case such representations and warranties shall be so true and correct as of such earlier date), except, for purposes of this clause (iii), for any failures of such representations and warranties to be so true and correct to the extent that such failures have not had and would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to the foregoing effect.

(b)          Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, other than Section 5.15 (it being understood that the Company’s failure to comply with Section 5.15 will not constitute a failure to perform under this Agreement). Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to the foregoing effect.

6.3.          Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

(a)          Representations and Warranties. (i) The representations and warranties of Parent and Merger Sub contained in Section 4.1 and Section 4.2 shall be true and correct in all respects as of the date of this Agreement and at and as of the Closing Date as if made on and as of the Closing Date and (ii) all other representations and warranties of Parent and Merger Sub contained herein shall be true and correct as of the date of this Agreement and at and as of the Closing Date as if made on and as of the Closing Date (in each case without giving effect to any Parent Material Adverse Effect or other materiality qualifications or limitations contained therein) (except to the extent any such representations and warranties expressly relate to a specified date prior to the date of this Agreement, in which case such representations and warranties shall be so true and correct as of such earlier date), except for any failures of such representations and warranties to be so true and correct to the extent that such failures have not had and would not have or reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. The Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent to the foregoing effect.

(b)          Performance of Obligations of Parent. Parent shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date. The Company shall have received a certificate signed on behalf Parent by an executive officer of Parent to the foregoing effect.

ARTICLE VII
 TERMINATION AND AMENDMENT

7.1.          Termination.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time:

(a)          by mutual consent of Parent and the Company in a written instrument;

(b)          by either Parent or the Company, by written notice to the other party, if any Governmental Entity of competent jurisdiction shall have issued a final, non-appealable order enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement; provided, however that (i) the party seeking to terminate this Agreement pursuant to this Section 7.1(b) shall have materially complied with its obligations under Section 5.5 and (ii) the right to terminate this Agreement under this Section 7.1(b) shall not be available to a party if the issuance of such final, non-appealable order was primarily due to the failure of such party to perform any of its obligations under Section 5.5 of this Agreement;

(c)          by either Parent or the Company, by written notice to the other party, if the Effective Time shall not have occurred on or before August 30, 2017, or at such later date agreed upon in writing by all parties hereto (the “End Date”); provided, however, if the Company Shareholders Meeting is postponed, adjourned or delayed for any reason, the End Date shall be automatically extended by the sum of the number of days of each postponement, adjournment and delay of the Company Shareholders Meeting from the first date on which the Company Shareholders Meeting was to occur (it being agreed, for the avoidance of doubt, that the number of days that the End Date shall be extended pursuant to this proviso shall not exceed the number of days from the first date on which the Company Shareholders Meeting was scheduled to occur until the date on which the Company Shareholders Meeting actually occurs); provided, further, that the right to terminate this Agreement pursuant to this Section 7.1(c) shall not be available to any party whose actions or omissions have been the primary cause of, or the primary factor that resulted in, the failure of the Merger to occur on or before such date and such action or failure to act constitutes a material breach of this Agreement (the actions, omissions or breach of Merger Sub shall be deemed actions, omissions or breach of Parent);

(d)          by either Parent or the Company (provided, that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein), by written notice to the other party, if the other party shall have breached (i) any of the covenants or agreements made by such other party herein or (ii) any of the representations or warranties made by such other party herein, and in either case, such breach (x) is not cured within thirty (30) days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the Closing and (y) would entitle the non-breaching party not to consummate the transactions contemplated hereby by reason of a failure of a condition under Article VI hereof;

(e)          by either Parent or the Company, by written notice to the other party, if the Company Shareholder Approval shall not have been obtained at the Company Shareholders Meeting after the final adjournment of the Company Shareholders Meeting at which a vote is taken on the Merger;

(f)          by Parent, by written notice to the Company, (i) if the Company Board shall have effected, prior to obtaining the Company Shareholder Approval, a Company Board Recommendation Change (whether or not in compliance with Section 5.4) or the Company shall have failed to include the Company Recommendation in the Proxy Statement, (ii) the Company shall have entered into an Alternative Acquisition Agreement, (iii) the Company shall have committed a material breach of Section 5.3 or Section 5.4 (without taking into account references to “material” in Section 5.4 for this purpose), in each case, in a manner that impairs, prevents or materially delays the consummation of the Merger and such breach cannot be or was not cured reasonably promptly after written notice to the Company by Parent, (iv) after the No-Shop Period Start Date, the Company shall have failed to publicly recommend against any Company Acquisition Proposal by a person unaffiliated with Parent (including, for these purposes, by taking no position with respect to the acceptance of any tender offer or exchange offer by the Company’s shareholders) within ten (10) Business Days after receipt of a written request from Parent, (v) after the No-Shop Period Start Date, the Company Board shall have failed to publicly reaffirm the Company Recommendation within ten (10) Business Days after the date Parent so requests in writing (or, if the Company Shareholders Meeting is scheduled to be held within ten (10) Business Days of such request, within two (2) Business Days after such request) or (vi) the Company Board shall have publicly announced an intention to effect any of the foregoing prior to obtaining the Company Shareholder Approval; or

(g)          (1) by the Company, by written notice to Parent, if (x) all of the conditions in Section 6.1 and Section 6.2 have been satisfied or waived in writing by Parent (other than those conditions that by their nature are to be satisfied at the Closing or unless the failure to be so satisfied is due to the failure of Parent or Merger Sub to perform or comply with any of its respective covenants or agreements contained in this Agreement; provided, that such conditions are capable of being satisfied), (y) on or after the date the Closing should have occurred pursuant to Section 1.2, the Company has delivered written notice to Parent that (i) all of the conditions set forth in Section 6.1 and Section 6.2 have been satisfied or waived in writing by Parent (other than those conditions that by their nature are to be satisfied at the Closing or unless the failure to be so satisfied is due to the failure of Parent or Merger Sub to perform or comply with any of its respective covenants or agreements contained in this Agreement; provided, that such conditions are capable of being satisfied), and (ii) all of the conditions set forth in Section 6.1 and Section 6.3 have been satisfied or waived in writing by Company (other than those conditions that by their nature are to be satisfied at the Closing; provided, that such conditions are capable of being satisfied), and (z) Parent and Merger Sub have failed to consummate the Closing on or before the fifth (5th) Business Day after the later of (A) the first day that the conditions set forth in Section 6.1 and Section 6.3 have been satisfied, and (B) the date on which the Company provides such notice to Parent irrevocably undertaking to close the Merger in accordance with this Agreement on the date specified in such notice or (2) by Parent, by written notice to the Company, if (x) all of the conditions in Section 6.1 and Section 6.3 have been satisfied or waived in writing by the Company (other than those conditions that by their nature are to be satisfied at the Closing or unless the failure to be so satisfied is due to the failure of the Company to perform or comply with any of its respective covenants or agreements contained in this Agreement; provided, that such conditions are capable of being satisfied), (y) on or after the date the Closing should have occurred pursuant to Section 1.2, Parent has delivered written notice to the Company that (i) all of the conditions set forth in Section 6.1 and Section 6.3 have been satisfied or waived in writing by the Company (other than those conditions that by their nature are to be satisfied at the Closing or unless the failure to be so satisfied is due to the failure of the Company to perform or comply with any of its respective covenants or agreements contained in this Agreement; provided, that such conditions are capable of being satisfied), and (ii) all of the conditions set forth in Section 6.1 and Section 6.2 have been satisfied or waived in writing by Parent (other than those conditions that by their nature are to be satisfied at the Closing; provided, that such conditions are capable of being satisfied), and (z) the Company has failed to consummate the Closing on or before the fifth (5th) Business Day after the later of (A) the first day that the conditions set forth in Section 6.1 and Section 6.2 have been satisfied, and (B) the date on which Parent provides such notice to the Company irrevocably undertaking to close the Merger in accordance with this Agreement on the date specified in such notice; or

(h)          by the Company, by written notice to Parent, prior to obtaining the Company Shareholder Approval, if (1) the Company has not breached its obligations under Section 5.4 regarding such Company Acquisition Proposal, (2) the Company Board authorizes the Company, subject to complying with the terms of this Agreement, including Section 5.4(e), to enter into a definitive agreement to effect a transaction constituting a Company Superior Proposal, (3) the Company concurrently with such termination pays to Parent or its designee in immediately available funds the Termination Fee and (4) the Company enters into such definitive agreement substantially concurrently with such termination.

7.2.          Effect of Termination.

(a)          In the event of termination of this Agreement by either Parent or the Company as provided in Section 7.1, this Agreement shall forthwith become void and have no effect, and none of Parent, Merger Sub, the Company, or any other Company Related Party or Parent Related Party shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (i) this Section 7.2 and Article VIII, as well as the Confidentiality Agreement, shall survive any termination of this Agreement and (ii) notwithstanding anything to the contrary contained in this Agreement, neither Parent, Merger Sub nor the Company shall be relieved or released from any liabilities or damages arising out of its “willful and material breach” of any provision of this Agreement; provided, that in no event shall any party hereto be liable for any indirect, consequential or punitive damages or loss of profits.  For purposes of this Agreement, “willful and material breach” shall mean a material breach that is a consequence of an act taken by the breaching party, or the failure by the breaching party to take an act it is required to take under this Agreement, with the actual knowledge that the taking of, or the failure to take, such act would, or would be reasonably expected to, cause a breach of this Agreement.

(b)          The Company shall pay Parent or its designee, by wire transfer of immediately available funds, the Termination Fee if this Agreement is terminated as follows:

(i)           if this Agreement is terminated by (A) Parent pursuant to Section 7.1(f) then the Company shall pay to Parent or its designee the Termination Fee on the second (2nd) Business Day following such termination or (B) the Company pursuant to Section 7.1(h), then the Company shall pay to Parent or its designee the Termination Fee concurrent with such termination; and

(ii)          if (A) a Company Acquisition Proposal shall have been publicly announced at any time after the date of this Agreement and prior to the termination of this Agreement, (B) thereafter, this Agreement is terminated by either Parent or the Company pursuant to Section 7.1(c) or Section 7.1(e) or Parent pursuant to Section 7.1(d) or Section 7.1(g)(2), and (C) within nine (9) months of such termination the Company or any of its Subsidiaries consummates a Company Acquisition Proposal, then the Company shall pay the Termination Fee to Parent or its designee on the date of the consummation of such Company Acquisition Proposal; provided, however, that solely for the purpose of this clause (ii), all references in the definition of Company Acquisition Proposal to “20% or more” shall instead refer to “50% or more”.

(c)          Any Termination Fee that becomes payable pursuant to Section 7.2(b) shall be paid by wire transfer of immediately available funds to an account designated by Parent. The parties agree and understand that in no event shall the Company be required to pay the Termination Fee on more than one occasion.

(d)          The Company and Parent agree that the agreements contained in Section 7.2(b) and Section 7.2(c) are integral parts of the transactions contemplated by this Agreement.  The parties agree that (i) the Termination Fee shall not constitute a penalty but is liquidated damages, in a reasonable amount that will compensate Parent in the circumstances in which it is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated by this Agreement, which amount would otherwise be impossible to calculate with precision, and (ii) in any circumstance in which this Agreement is terminated and Parent is entitled to the receipt of the Termination Fee pursuant to Section 7.2(b), the Termination Fee shall, except in the case of willful and material breach and subject to Section 8.12, constitute the sole and exclusive remedy (whether pursuant to Law, in equity, in Contract, in tort or otherwise) under this Agreement of  Parent and Merger Sub and any Parent Related Party.  In the event Parent or its designee is required to commence a proceeding to seek all or a portion of the amounts payable to Parent or its designee under Section 7.2(c), and Parent or its designee prevails in such proceeding, Parent or its designee shall be entitled to receive, in addition to all amounts that it is otherwise entitled to receive under Section 7.2(c), all reasonable expenses (including reasonable attorneys’ fees) which it has incurred in enforcing its rights hereunder, together with interest on such amount or portion thereof at the prime rate set forth in the Wall Street Journal in effect on the date such payment was required to be made through the date the payment was actually received.

(e)          While Parent may pursue both a grant of specific performance in accordance with Section 8.12 and the payment of the Termination Fee, under no circumstances shall Parent be permitted or entitled to receive both a grant of specific performance that results in the Effective Time occurring and the payment of the Termination Fee.

ARTICLE VIII
 GENERAL PROVISIONS

8.1.          Non-survival of Representations, Warranties and Agreements.  None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for those covenants and agreements contained herein which by their terms apply or are to be performed in whole or in part after the Effective Time.

8.2.          Amendment.  Subject to compliance with applicable Law, this Agreement may be amended by the parties hereto, by an instrument in writing signed on behalf of each of the parties hereto, at any time before or after approval of the matters presented in connection with the Merger by the shareholders of the Company; provided, however, that after any such approval, no amendment shall be made which by Law requires further approval by such shareholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

8.3.          Extension; Waiver.  At any time prior to the Effective Time, the parties hereto may, to the extent legally allowed, (a) extend, the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) subject to the requirements of applicable Law, waive compliance with any of the agreements or conditions contained herein.  Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

8.4.          Expenses.  Except as provided in Section 7.2(d) and Section 5.5(a), all costs and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated hereby shall be paid by the party incurring such expense whether or not the Merger is consummated; provided, however, that at the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, pay all fees, costs and expenses in connection with the negotiation, preparation, execution and consummation of this Agreement, the Merger and the other transactions contemplated hereby incurred by the Surviving Company prior to the Effective Time.

8.5.          Notices.  All notices and other communications hereunder shall be in writing and shall be deemed given upon confirmation or receipt if delivered personally, by facsimile or email, on the first (1st) Business Day following the date of dispatch if delivered by a recognized next day courier service, or on the third (3rd) Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid.  All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice.

(a)          if to Parent or Merger Sub, to:

Lupert Ltd.
c/o Apax Partners Israel Ltd.
 4 Berkowitz St
Tel Aviv 6423803 Israel
Tel: +44-20-7872-6300
 Fax: +44-20-7666-6441
Attn: Steven Dyson
 Email: steven.dyson@apax.com

with copies to (which shall not constitute notice):

Meitar Liquornik Geva Leshem Tal
16 Abba Hillel Silver Rd.
Ramat Gan 5250608, Israel
 Tel: +972-3-610-3159
Fax:  +972-3-6103656
 Attn: Asaf Harel, Adv.
Email: aharel@meitar.com

and to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY  10017
 Tel: (212) 455-2813; (212) 455-3733
Fax:  (212) 455-2502
 Attn: Ryerson Symons; Michael T. Holick
Email: rsymons@stblaw.com; mholick@stblaw.com

(b)          if to the Company, to:

Syneron Medical Ltd.
 Industrial Zone, Tavor Building
P.O.B. 550, Yokneam Illit 20692, Israel
Fax:  + 972 73 244 2202
 Attn: Amit Meridor, CEO
Email: amitm@syneron-candela.com

with a copy to (which shall not constitute notice):

Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.
One Azrieli Center, Round Tower
Tel Aviv 6701101, Israel
Tel: +972 3 607 4444
Fax:  +972 3 607 4422
Attn:  Adv. Gene Kleinhendler, Partner
 Email: Gene@gkh-law.com

and to:

Morrison & Foerster LLP
425 Market Street
San Francisco, CA 94105-2482
Tel: (415) 268-7000
Fax:  (415) 268-7522
Attn:  Adv. Jackie Liu, Partner
 Email: jliu@mofo.com

8.6.          Certain Definitions.  For purposes of this Agreement:

“102 Trust Period” means the minimum trust period required by Section 102 of the Ordinance according to the applicable tax route.

“102 Trustee” means the trustee appointed by the Company from time to time in accordance with the provisions of the Ordinance, and approved by the ITA, with respect to the Company 102 Securities.

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains terms that are no less favorable to the Company than those contained in the Confidentiality Agreement.

“affiliate” means (unless otherwise specified), with respect to any person, any other person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, such specified person; provided, that any “portfolio company” (as such term is customarily understood among institutional private equity investors) of any investment fund affiliated with a person shall not be considered an “affiliate” of such person.

“Approval” shall mean a consent, authorization, approval, filing, registration, license, franchise, permit, notification, exemption, variance, waiver or non-objection of any Governmental Entity or other person.

“Business Day” means any day that is not a Friday, Saturday, Sunday or other day on which banking organizations in New York or Israel are required or authorized by Law to be closed.

“Claims” means any civil, criminal, or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings, demand letters, settlements, allegations, consumer complaints or enforcement actions.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company 102 Option” shall mean any Company Option that was intended to be granted pursuant to Section 102(b) of the Ordinance and is held by the 102 Trustee.

“Company 102 RSU” means each Company RSU Award that was intended to be granted pursuant to Section 102(b) of the Ordinance and is held by the 102 Trustee.

“Company 102 Securities” means, collectively, the Company 102 Options, Company 102 RSUs and the Company 102 Shares.

“Company 102 Share” shall mean any Ordinary Share that was issued upon the exercise of a Company 102 Option or Company 102 RSU and is held by the 102 Trustee.

“Company Acquisition Proposal” means any proposal or offer from any person (other than Parent or any of its Subsidiaries) relating to any (i) direct or indirect acquisition, purchase or sale, in one transaction or a series of related transactions, of assets that constitute 20% or more of the consolidated revenues, net income or consolidated assets (including stock of the Company’s Subsidiaries) of the Company and its Subsidiaries, (ii) liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries, (iii) merger, reorganization, recapitalization, share exchange, consolidation, business combination or similar transaction involving the Company or any of its Subsidiaries or (iv) direct or indirect purchase or sale of, or tender or exchange offer (including a self-tender offer) for, securities of the Company or any of its Subsidiaries that, if consummated, would result in any person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of persons  beneficially owning securities representing 20% or more of the equity or total voting power of the Company, any of its Subsidiaries or the surviving parent entity in such transaction.

“Company Option” means an option to purchase Ordinary Shares of the Company granted pursuant to the Company Stock Plans.

“Company Related Party” shall mean the Company and current, as of the time of determination, affiliate, officer, director, manager, employee, shareholder, equityholder, member or manager of the Company.

“Company RSU Award” means an award of restricted share units of the Company, covering Ordinary Shares of the Company, granted pursuant to the Company Stock Plans.

“Company Shareholders” means holders of Ordinary Shares.

“Company Stock Plans” means (i) the Company’s 2014 U.S. Stock Incentive Plan, (ii) the Company’s 2014 Israeli Stock Incentive Plan, (iii) the Company’s 2004 Stock Incentive Plan, (iv) the Company’s 2004 Israel Stock Option Plan, (v) Candela Corporation 2008 Stock Plan and (vi) the Syneron Inducement Grant Program in each case, as amended and as may be amended from time to time.

“Company Superior Proposal” means a bona fide written Company Acquisition Proposal (with all references in the definition of Company Acquisition Proposal to “twenty percent (20%)” changed to “fifty percent (50%)” for purposes of this definition) made by any person on terms that the Company Board determines in good faith, after consultation with the Company’s outside financial and legal advisors, is reasonably likely to be consummated in accordance with its terms on a timely basis and would result, if consummated, in a transaction that is more favorable to the Company’s shareholders from a financial point of view than the Company Merger, after taking into account (i) the legal and financial aspects of the offer or proposal, (ii) the likelihood and timing of consummation (as compared to the transactions contemplated by this Agreement) and (iii) any changes to the terms of this Agreement proposed by Parent and any other information provided by Parent (including pursuant to Section 5.4 of this Agreement).

“Contract” means any written or oral license, lease, agreement, contract, understanding, permit, concession, franchise, note, bond, mortgage, indenture, deed of trust or other instrument or obligation.

“control” with respect to the relationship between or among two or more persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a person, whether through the ownership of voting securities, as trustee or executor, by contract or any other means.

“Environmental Permits” means all Approvals required under or issued pursuant to any Environmental Law.

“Excluded Party” means any person, group of persons or group of persons that includes any person or group of persons, from whom the Company or any of its Representatives has received and prior to the No-Shop Period Start Date a bona fide written Company Acquisition Proposal that (x) the Company Board has concluded in good faith (after consultation with the Company’s outside legal and financial advisor), prior to the No-Shop Period Start Date, constitutes a Company Superior Proposal or is reasonably expected to lead to a Company Superior Proposal, (y) remains pending as of, and shall not have been withdrawn or otherwise abandoned prior to, the No-Shop Period Start Date and (z) as of any date following the No-Shop Period Start Date, has not been withdrawn or otherwise abandoned; provided that if the process contemplated by Section 5.4(e)(iii) has commenced, such person shall continue to be an Excluded Party until the fourth (4th) Business Day or second (2nd) Business Day, as applicable, on which Parent has most recently delivered a revised proposal or offer with respect to which such Excluded Party has not, within such four (4) Business Day period or two (2) Business Day period, as applicable, delivered a new or amended bona fide written Company Acquisition Proposal that the Company Board has concluded in good faith (after consultation with the Company’s outside legal and financial advisor) constitutes a Company Superior Proposal (taking into consideration Parent’s revised proposal or offer).

“Government Official” means any official, officer, employee, or representative of, or any person acting in an official capacity for or on behalf of any Governmental Entity or any government-owned or government-controlled enterprise, or any political party or political party official, or any candidate for political office.

“Governmental Entity” means any national, federal, state, local or foreign court, administrative agency or commission or other governmental or regulatory authority or instrumentality or self-regulatory organization.  For the avoidance of doubt, Governmental Entity includes the Israeli National Authority for Technological Innovation (previously known as the Office of Chief Scientist of the Israeli Ministry of Economy and Industry).

“Health Care Laws” means any and all applicable Laws related to health regulatory matters, including without limitation: (a) the Federal Food, Drug and Cosmetic Act (21 U.S.C. §§ 301, et seq.); (b) the FDA’s fraud, Untrue Statements of Material Facts, Bribery and Illegal Gratuities Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991); (c) the requirements of the Health Insurance Portability and Accountability Act of 1996; Privacy Rule and Security Rules as contained in 45 CFR Part 160 and 164 and as amended by the Health Information Technology for Economic and Clinical Health Act; (d) 42 U.S.C. § 1320a-7, 7a and 7b; (e) the False Claims Act (31 U.S.C. §§ 3329-3733) or similar law related to false claims for payment by a commercial or private payor; the Public Health Services Act (42 U.S.C. ch. 6A § 201 et seq.); (f) the Federal Trade Commission Act (15 U.S.C. §§ 41-58); and (g) any regulations promulgated under any of the foregoing and any related or similar foreign, federal state or local applicable Laws concerning the subject matter of the foregoing.

“Intellectual Property” means all intellectual property rights worldwide, including (a) trademarks, service marks, trade names, corporate names, Internet domain names, logos and other source identifiers and all goodwill associated therewith and symbolized thereby, (b) patents, inventions, methods and processes, (c) trade secrets, know-how, models and algorithms, (d) works of authorship, copyrights and copyrighted works (including software), and (e) all registrations, applications, renewals, extensions, continuations, continuations-in-part, divisions, re-issues, re-examinations and foreign counterparts thereof.

“Investment Center” shall mean the Israeli Investment Center of the Israeli Ministry of Economy (previously, the Ministry of Industry Trade and Labor).

“knowledge” means, with respect to the Company, the knowledge, after reasonable inquiry, of the individuals set forth in Section 8.6(i) of the Company Disclosure Schedule; provided, however, that with respect to the representations and warranties set forth in Section 3.14 (Intellectual Property), “reasonable inquiries” do not require such individual to conduct, to have conducted, to obtain or to have obtained any freedom-to-operate opinions or similar opinions of counsel or any patent clearance searches.

“Liens” means any liens, licenses, charges, encumbrances, adverse ownership rights or claims and security interests whatsoever.

“Material Adverse Effect” means any fact, circumstance, event, change, effect or occurrence that, individually or in the aggregate with all other facts, circumstances, events, changes, effects, or occurrences, (A) has or would be reasonably expected to have a material adverse effect on the business, results of operations or financial condition of the Company and its Subsidiaries taken as a whole or (B) that prevents or materially delays or materially impairs, or that would reasonably be expected to prevent, materially delay or materially impair, the Company’s ability to perform its obligations under this Agreement or consummate the transactions contemplated hereby on a timely basis; provided, however, that in determining whether a Material Adverse Effect has occurred pursuant to clause (A) above, there shall be excluded any fact, circumstance, event, change, effect or occurrence on the Company and its Subsidiaries to the extent caused by, resulting from or relating to, in each case, in Israel, the United States, Europe, Asia or any specific country or region in the world where the Company or any of its Subsidiaries has operations: (i) any change in Laws of general applicability or published interpretations thereof by courts or Governmental Entities or in U.S. GAAP after the date hereof, (ii) the announcement or pendency of this Agreement or the transactions contemplated hereby, including to the extent arising out of or resulting therefrom, the impact on the relationships, contractual or otherwise, with officers, employees, customers, suppliers, distributors, resellers, licensors or other business partners as well as the identity of Parent and any announced plans or intentions of Parent with respect to the Company or the business of the Company and its Subsidiaries following the Closing; (iii) the taking of any action required by this Agreement, or the failure to take any action to which Parent has approved or required by this Agreement; (iv) any changes in general economic conditions or in prevailing interest rates, currency exchange rates or the financial or capital markets (including changes in securities trading prices and volumes) generally affecting the industries and geographies in which the Company and its Subsidiaries operate; (v) the failure by the Company and its Subsidiaries to meet internal or published projections or forecasts or published revenue or earnings predictions (but not the underlying causes thereof); (vi) hurricanes, earthquakes, floods or other natural disasters; (vii) the commencement of a war, armed hostilities or acts of sabotage or terrorism (including any escalation or general worsening of any such acts of war, armed hostilities, sabotage or terrorism); (viii) any changes in political conditions, (ix) any legal proceedings brought or threatened by any of the current or former shareholders of the Company (on their own behalf or on behalf of the Company) relating to this Agreement or any of the transactions contemplated hereby; or (x) any of the items specified in Section 8.6(ii) of the Company Disclosure Schedule to the extent (1) arising after the date hereof and (2) the Company did not have knowledge prior to the date hereof that such fact, circumstance, event, change, effect or occurrence would arise (provided that the qualifications in clauses (1) and (2) of this clause (x) shall not apply to the first bullet point on Section 8.6(ii) of the Company Disclosure Schedule); provided, that the effect of such changes described in clauses (i), (iv), (vi), (vii) or (viii) shall not be excluded to the extent of the disproportionate impact, if any, they have on the Company and its Subsidiaries relative to other companies of comparable size in the industries in which the Company and its Subsidiaries operate.

“Materials of Environmental Concern” shall mean any gasoline or petroleum (including crude oil or any fraction thereof) or petroleum products, polychlorinated biphenyls, urea-formaldehyde insulation, asbestos, or radioactivity, and any pollutant, contaminant, hazardous or toxic substance or waste, or terms of similar meaning, that are defined or regulated as such under, and any other substances that could give rise to liability pursuant to, any Environmental Law.

“NASDAQ” shall mean The NASDAQ Global Select Market.

“OCS” shall mean the Israeli National Authority for Technological Innovation (previously known as the Office of Chief Scientist of the Israeli Ministry of Economy and Industry).

“OCS Notice” shall mean the written notice to the OCS regarding the change in ownership of the Company effected as a result of the Merger, required to be submitted to the OCS in connection with the Merger in accordance with the Israeli Encouragement of Industrial Research, Development and Technological Innovation in the Industry Law, 1984, to be submitted by the Company promptly after the date hereof. Parent will cooperate with the Company by executing and delivering the undertaking to comply with the Israeli Encouragement of Research, Development and Technological Innovation in the Industry Law, 1984, in the form required by the OCS.

“OFAC” means the U.S. Treasury Department’s Office of Foreign Assets Control.

“Open Source Materials” means software or other material that is distributed as “free software” or “open source software” as such terms are defined by the Free Software Foundation, or under licensing or distribution terms substantially similar thereto.

“Parent Material Adverse Effect” means any fact, circumstance, event, change, effect or occurrence that, individually or in the aggregate with all other facts, circumstances, events, changes, effects, or occurrences prevents or materially delays or materially impairs, or that would reasonably be expected to prevent, materially delay or materially impair, Parent’s ability to perform its obligations under this Agreement or consummate the transactions contemplated hereby.

“Parent Related Party” shall mean Parent, Merger Sub and any of their respective former, current and future affiliates, officers, directors, managers, employees, shareholders, equityholders, members, managers, partners, agents, representatives, successors or assigns or any former, current and future affiliate, officer, director, manager, employee, shareholder, equityholder, member, manager, partner, agent, representative, successor or assign of any of the foregoing.

“Performance Standards” shall mean (a) all applicable published safety standards and certifications, (b) all contractual performance standards or specifications, and (c) all applicable regulatory requirements for a product, including but not limited to regulatory guidance or guidelines and general and special controls for medical devices.

“Permitted Lien” shall mean (a) routine statutory Liens securing liabilities not yet due and payable; (b) Liens for Taxes, assessments and governmental charges or levies either not yet delinquent or which are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established on the consolidated financial statements of the Company and its Subsidiaries in accordance with GAAP; (c) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations; (d) contractual liens of landlords attaching to landlord’s fee interest in the leased real property and which are permitted under the terms of the relevant Lease; and (e) with respect to Intellectual Property and Intellectual Property rights, restrictions associated with non-exclusive licenses.

“person” shall mean any individual, corporation, limited liability company, limited or general partnership, joint venture, government or any agency or political subdivision thereof, or any other entity or any group (as defined in Section 13(d)(3) of the Exchange Act) comprised of two or more of the foregoing.

“Recall” means any field notifications, field corrections, market withdrawals or replacements, warnings, “dear doctor” letters, investigator notices, safety notices, or safety alerts relating to an alleged lack of safety, efficacy, or regulatory compliance of any product manufactured, distributed, or marketed by or on behalf of the Company or its Subsidiaries.

“Release” mean any releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, depositing, escaping, leaching, disposing, or dumping into the indoor or outdoor environment, whether intentional or unintentional.

“SEC” shall mean the U.S. Securities and Exchange Commission.

“Subsidiary” means, with respect to any person, any other corporation, partnership, joint venture, limited liability company or any other entity (i) of which such first person or a Subsidiary of such first person is a general partner or managing member or (ii) at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the board of directors or persons performing similar functions with respect to such entity is directly or indirectly owned or controlled by such first person and/or one or more Subsidiaries thereof.

“Tax” or “Taxes” means all federal, state, local, foreign and other taxes, levies, imposts, assessments, duties, customs, fees, impositions or other similar government charges, including, but not limited to income, estimated income, business, occupation, franchise, real property, payroll, personal property, sales, transfer, stamp, use, escheat, employment-related, commercial rent or withholding, net worth, occupancy, premium, gross receipts, profits, windfall profits, deemed profits, license, lease, severance, capital, production, corporation, ad valorem, excise, duty, utility, environmental, value-added, recapture, withholding, backup withholding or other taxes, including any interest, penalties, fines and additions (to the extent applicable) thereto, whether disputed or not; and “Tax Return” means any return, report, declaration, information return or other document (including any related or supporting information) filed with or submitted to, or required to be filed with or submitted to any taxing authority with respect to Taxes, including all information returns relating to Taxes of third parties, any claims for refunds of Taxes or declarations of estimated Taxes and any amendments, supplements or attached schedules to any of the foregoing.

“Termination Fee” means an amount equal to $13,910,000; provided, that if the Company terminates this Agreement pursuant to Section 7.1(h) with respect to an Excluded Party, either prior to the No-Shop Period Start Date or after, then the Termination Fee means an amount equal to $5,960,000.

“Third Party Manufacturers” means third party entities that provide services to the Company and its Subsidiaries related to the design, development, testing, investigation, manufacture, packaging, labeling, safety surveillance, processing, handling, storage and distribution of the Company’s and its Subsidiaries’ products.

“Total Consideration” means the sum of the aggregate Merger Consideration and the aggregate Award Consideration.

“U.S. GAAP” mean United States generally accepted accounting principles.

8.7.          Interpretation.  The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section references shall refer to this Agreement unless otherwise specified.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  In this Agreement, all references to “dollars” or “$” are to United States dollars and all references to “NIS” are to Israeli new shekel.  This Agreement and any documents or instruments delivered pursuant hereto or in connection herewith shall be construed without regard to the identity of the person who drafted the various provisions of the same.  Each and every provision of this Agreement and such other documents and instruments shall be construed as though all of the parties participated equally in the drafting of the same.  Consequently, the parties acknowledge and agree that any rule of construction that a document is to be construed against the drafting party shall not be applicable either to this Agreement or such other documents and instruments.  For the purposes of this Agreement, the term “made available” or “provided to”, with respect to any document or item, shall mean that such document or item has been made available to Parent and its Representatives in the electronic data room maintained by the Company at https://www.intralinks.com or on before three (3) Business Days prior to the date of this Agreement.

8.8.          Counterparts.  This Agreement may be executed and delivered (including by facsimile, “.pdf” or other electronic transmission) and in one or more counterparts, all of which shall be considered an original and one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

8.9.          Entire Agreement; No Third Party Beneficiaries.

(a)          This Agreement (together with the documents and the instruments referred to herein and the Voting Agreement and the Confidentiality Agreement) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

(b)          Except for: (a) Article II, with respect to the rights of holders of Ordinary Shares, Company Options and Company RSU Awards to receive the payments provided in Sections 2.1, 2.3 and 2.4, which from and after the Effective Time shall be for the benefit of any person entitled to such payment thereunder, (b) Section 5.7, which from and after the Effective Time shall be for the benefit of each Indemnified Party, his or her heirs and personal representatives and (c) Sections 8.2, 8.9(b), 8.10, 8.11 and 8.16 with respect to Parent Related Parties, Parent, Merger Sub and the Company hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other parties hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including, the right to rely upon the representations and warranties set forth herein.

(c)          The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties may be subject to waiver by the parties hereto in accordance with Section 8.3 without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

8.10.        Governing Law.  This Agreement and any dispute, controversy or claim arising out of, relating to or in connection with this Agreement, the negotiation, execution, existence, validity, enforceability or performance of this Agreement, or for the breach or alleged breach hereof (whether in contract, in tort or otherwise) shall be governed by and construed and enforced in accordance with the Laws of the State of Israel, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Israel or otherwise) that would cause the application of the Laws of any other jurisdiction.

8.11.        Consent to Jurisdiction.  Each of the parties hereto (i) agrees that any action or proceeding arising out of or in connection with any dispute, controversy or claim arising under, relating to or in connection with this Agreement or the transactions contemplated hereby (including any dispute or controversy regarding the existence, validity, enforceability or breach of this Agreement), whether in contract, in tort or otherwise, shall be brought, tried and determined only in any court of competent jurisdiction located in Tel Aviv-Jaffa, Israel; (ii) irrevocably and unconditionally consents and submits itself and its properties and assets to the jurisdiction of any court located in Tel Aviv-Jaffa, Israel in the event of any such action or proceeding; (iii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (iv) waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (v) agrees that it will not bring any action relating to this Agreement or the transactions contemplated hereby in any court other than the aforesaid courts.  Each of Parent, Merger Sub and the Company agrees that a final judgment in any action or proceeding in such courts as provided above shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

8.12.        Specific Performance.

(a)          Each of Parent, Merger Sub and the Company agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms on a timely basis or were otherwise breached.  It is accordingly agreed that, Parent, Merger Sub and the Company shall be entitled to injunctive or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court identified in Section 8.11 above, this being in addition to any other remedy to which they are entitled at law or in equity.

(b)          Notwithstanding the foregoing provisions of Section 8.12(a), it is explicitly agreed that, prior to termination of this Agreement, the Company shall be entitled to seek specific performance of Parent’s obligations to cause the Equity Financing to be funded in accordance with the terms of the Equity Commitment Letter in order to fund the transactions contemplated hereby and to consummate the transactions contemplated by this Agreement, including by demanding Parent to fully enforce the terms of the Equity Commitment Letter against the Investors party thereto, solely if, (i) all of the conditions set forth in Sections 6.1 and 6.2 have been satisfied or waived at the time the Closing is required to have occurred pursuant to Section 1.2 (other than those conditions to Closing that by their terms or their nature are to be satisfied at the Closing, but subject to such conditions being satisfied assuming a Closing would occur), and (ii) Parent fails to complete the Closing by the date the Closing is required to have occurred pursuant to Section 1.2.

8.13.        Severability.  Any term or provision of this Agreement which is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid, illegal or unenforceable the remaining terms and provisions of this Agreement or affecting the validity, legality or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction, and if any provision of this Agreement is determined to be so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable, in all cases so long as neither the economic nor legal substance of the transactions contemplated hereby is affected in any manner materially adverse to any party or its shareholders.  Upon any such determination, the parties shall negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties.

8.14.        Assignment.  Neither this Agreement nor any of the rights, interests or obligations of any party hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other party, except that Parent and Merger Sub may assign all or any of its rights and obligations hereunder to any Subsidiary of Parent without the prior written consent of the Company; provided, however, that no such assignment shall be permitted without the prior written consent of the Company if such assignment could increase the risk that any of the conditions set forth in Article VI may not be timely satisfied, result in a breach of any of covenants and agreements set forth in this Agreement or adversely affect the Company; provided, further, however, that no such assignment shall relieve Parent or Merger Sub of any obligation or liability under this Agreement.  Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns.

8.15.        Mutual Drafting. The parties hereto agree that they have jointly drafted and have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

8.16.        Non-Recourse.  No person other than the parties to this Agreement have any obligations hereunder and no recourse shall be had hereunder, or for any claim based on, in respect of, or by reason of, such obligations or their creation, or in respect of any oral representations made or alleged to be made in connection herewith or therewith, against, and no personal liability shall attach to, be imposed on or otherwise be incurred by any Parent Related Party (other than the Investors to the extent set forth in the Equity Commitment Letter), whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of the Company against any Parent Related Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Law, or otherwise.  In no event shall the Company or any of its affiliates, and the Company agrees not to and to cause its controlled affiliates not to, seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Parent Related Party not a party to this Agreement (other than to the extent set forth in the Equity Commitment Letter).

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed by their respective officers hereunto duly authorized as of the date first above written.

LUPERT LTD.
By:	/s/ Steven Dyson
Name: Steven Dyson
Title: Authorized Officer
RENDEL AMARE LTD.
By:	/s/ Steven Dyson
Name: Steven Dyson
Title: Authorized Officer

[Signature page to Merger Agreement]

SYNERON MEDICAL LTD.
By:	/s/ Amit Meridor
Name: Amit Meridor
Title: CEO
By:	/s/ Hugo Goldman
Name: Hugo Goldman
Title: CFO

[Signature page to Merger Agreement]

Appendix B

Execution Version

VOTING AGREEMENT

THIS VOTING AGREEMENT (this “Agreement”) is made and entered into as of April 2, 2017 by and between among Lupert Ltd., a company organized under the Laws of the State of Israel (“Parent”) and Shimon Eckhouse (the “Shareholder”), who holds 2,689,911 Ordinary Shares (and 281,250 Ordinary Shares issuable upon exercise of outstanding options) of Syneron Medical Ltd., a company organized under the Laws of the State of Israel (the “Company”).

RECITALS

A.          Simultaneously with the execution of this Agreement, the Company, Merger Sub (as defined below) and Parent are entering into an Agreement and Plan of Merger (the “Merger Agreement”), which provides for the merger (the “Merger”) of Rendel Amare Ltd., a company organized under the Laws of the State of Israel and a wholly owned subsidiary of Parent (“Merger Sub”), with and into the Company, on the terms and subject to the conditions set forth therein, pursuant to which each issued and outstanding ordinary share, NIS 0.01 par value, of the Company (the “Ordinary Shares”) shall automatically be converted into and represent the right to receive the Merger Consideration as set forth in the Merger Agreement, on the terms and subject to the conditions set forth therein. The Shareholder has been provided with a copy of the Merger Agreement prior to its execution of this Agreement;

B.          As of the date hereof, the Shareholder is the owner of such number of Shares (as defined below) as is indicated on the signature page of this Agreement;

C.          As a condition to its willingness to enter into the Merger Agreement, Parent has required that the Shareholder enter into this Agreement and to undertake in advance to vote its Shares in favor of the Merger;

D.          For these reasons, and in consideration of the execution of the Merger Agreement by Parent and to enhance the likelihood that the Merger will be consummated, Shareholder, solely in its capacity as a shareholder of the Company, agrees and undertakes to vote the Shares in favor of the Merger and the approval of the Merger Agreement on the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, intending to be legally bound, the parties hereto agree as follows:

SECTION 1.        Certain Definitions. Capitalized terms not defined herein shall have the meanings ascribed to them in the Merger Agreement. For purposes of this Agreement:

(a)          “Constructive Sale” shall mean with respect to any Shares, a short sale with respect to such Shares, entering into or acquiring an offsetting derivative contract with respect to such Shares, entering into or acquiring a future or forward contract to deliver such Shares, or entering into any other hedging or other derivative transaction that has the effect of either directly or indirectly materially changing the economic benefits or risks of ownership of such Shares.

(b)          “Expiration Date” shall mean the first to occur of (i) the termination of the Merger Agreement pursuant to Article VII thereof, (ii) the Effective Time, (iii) any amendment, modification, change or waiver of any provision of the Merger Agreement that reduces the amount or value of, or changes the form of the Merger Consideration payable to Shareholder thereunder or (iv) the mutual written agreement of each of the parties hereto to terminate this Agreement.

(c)          “Shares” shall mean (i) all equity securities of the Company (including Ordinary Shares and all options, warrants, restricted stock and other rights to acquire Ordinary Shares) owned by the Shareholder as of the date of this Agreement or with respect to which the Shareholder holds a voting proxy or similar voting power exercisable at the Shareholder's discretion; and (ii) all additional equity securities of the Company (including all additional Ordinary Shares and all additional options, warrants, restricted stock and other rights to acquire Ordinary Shares) of which the Shareholder acquires ownership or voting power during the period from the date of this Agreement through the Expiration Date or with respect to which, during such period, the Shareholder receives a voting proxy or similar voting power exercisable at the Shareholder's discretion; provided, however, that, when used with respect to the voting, consenting or taking action by or in the name of the Shareholder or any other person acting on the Shareholder's behalf hereunder with respect to Shares, the term “Shares” shall only include the securities covered by clause (i) through (ii) that are entitled to be voted, or for which the Shareholder or any other person acting on the Shareholder's behalf is entitled to consent or act, with respect thereto (which shall not include Shares that are subject to issuance upon the exercise of options, warrants and such other rights to acquire Ordinary Shares), and nothing herein shall require (and the Shareholder undertakes no obligation or makes no representation or warranty related to) the conversion, exercise or exchange of any security into securities entitled to be voted, or for which the Shareholder is entitled to consent or act, with respect thereto.

(d)          “Transfer” shall mean with respect to any Shares, the direct or indirect assignment, sale, transfer, tender (into a tender offer, exchange offer or otherwise), pledge, hypothecation, or the grant, creation or suffrage of a Lien upon, or the gift, placement in trust, or the Constructive Sale or other disposition (including by merger or any other conversion into securities or other consideration) of such Shares (including transfers by testamentary or intestate succession or otherwise by operation of Law) or any right, title or interest therein (including any right or power to vote to which the holder thereof may be entitled, whether such right or power is granted by proxy or otherwise), or any change in the record or beneficial ownership of such Shares, and any agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing.

SECTION 2.        Restrictions on Shares.

(a)          The Shareholder shall not, during the period from the date of this Agreement through the Expiration Date, cause or permit any Transfer of any of his Shares to be effected, except for a Transfer to an affiliate of the Shareholder, so long as (i) such affiliate, prior to or concurrently with such Transfer, shall have executed a voting undertaking on the same terms and conditions of this Agreement to which Parent is a beneficiary with respect to such Shares, and (ii) the Shareholder shall continue to be jointly and severally liable for any breach of such voting undertaking by such affiliate.

(b)          The Shareholder shall not, during the period from the date of this Agreement through the Expiration Date, deposit, or permit the deposit of, any of his Shares in a voting trust or grant any proxy or enter into any voting agreement or similar agreement with respect to such Shares in contravention of the obligations of the Shareholder under this Agreement with respect to any such Shares.

(c)          The Shareholder shall not take any action solely in his capacity as a Shareholder that would (i) make any representation or warranty by the Shareholder in this Agreement untrue or incorrect; or (ii) have the effect of impairing the ability of the Shareholder to perform its obligations under this Agreement or preventing or delaying the consummation of any of the transactions contemplated by the Merger Agreement or this Agreement.

(d)          Any Transfer or other action taken or effected in violation of this Section 2 shall be void ab initio and of no force or effect.

SECTION 3.        Agreement to Vote Shares; Agreement to Terminate Registration Rights Agreement. At every meeting of the shareholders of the Company called, and at every postponement or adjournment thereof, and on every action or approval by written resolution or consent of the shareholders of the Company, or in any other circumstance in which the vote, consent or other approval of the shareholders of the Company is sought (each, a “Voting Event”), until the Expiration Date, the Shareholder (solely in its capacity as such) shall be present (in person or by proxy) or cause to be present, and vote or cause to be voted, his Shares in favor of (i) the approval of the Merger Agreement and the Merger and all the transactions contemplated by the Merger Agreement and (ii) other transactions contemplated by the Merger Agreement of which approval of the shareholders of the Company is requested.

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Any such vote shall be cast (or consent shall be given) by the Shareholder in accordance with such procedures relating thereto so as to ensure that it is duly counted, including for purposes of determining that a quorum is present and for purposes of recording the results of such vote (or consent). Except as contemplated by this Agreement, the Shareholder (a) has not entered into, and shall not enter into at any time while this Agreement remains in effect, any voting agreement or voting trust with respect to his Shares that would prohibit, undermine, limit or otherwise adversely affect its compliance with its obligations pursuant to this Agreement, and (b) has not granted, and shall not grant at any time while this Agreement remains in effect, a proxy or power of attorney with respect to his Shares, in either case, which is inconsistent with its obligations pursuant to this Agreement.

Prior to the Closing, the Shareholder shall, and shall cause his affiliates (including the Shareholder Companies) to, take all actions necessary to cause the Registration Rights Agreement executed on or around December 22, 2008 (the “Registration Rights Agreement”), by and among the Company, Starlight Capital Ltd. (“Starlight”), and European High-Tech Capital S.A. (“European High-Tech”, together with Starlight, the “Shareholder Companies”), to be terminated in full without any consideration or further liability of the Company and its affiliates. The Shareholder shall not, and shall cause his affiliates (including the Shareholder Companies) not to, exercise any of their respective rights under the Registration Rights Agreement. The Shareholder represents and warrants that he controls each of the Shareholder Companies and has, and will have, the necessary power and authority to cause the Shareholder Companies to undertake the actions set forth in this paragraph.

SECTION 4.        No Other Relationship.

(a)          Nothing in this Agreement shall restrict or limit the ability of any person who is an officeholder or director of the Company (including, as applicable, any officeholder or director of the Company who is an affiliate of the Shareholder) to take any action solely in his or her capacity as an officeholder or director of the Company to the extent expressly permitted by the Merger Agreement and none of such actions in such capacity shall be deemed to constitute a breach of this Agreement. Nothing contained in this Agreement shall be deemed to vest in Parent or any other person any direct or indirect ownership or incidence of ownership of or with respect to any Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to the Shareholder, and neither Parent nor any other person shall have any authority to exercise any power or authority to direct the Shareholder in the voting of any of its Shares, except as otherwise specifically provided herein.

SECTION 5.        Representations and Warranties of Shareholder. The Shareholder hereby represents, warrants and covenants to Parent and Merger Sub as follows:

(a)          The Shareholder is the owner, or otherwise entitled to direct the voting, of the Shares indicated under the Shareholder's name on the signature page of this Agreement, and such Shares are free and clear of any Liens or adverse claims, charges or other encumbrances (except for such encumbrances arising under securities laws or for such Liens or adverse claims, charges or other encumbrances as would not prohibit, limit or otherwise conflict with the Shareholder's compliance with his obligations pursuant to this Agreement). Without limiting the foregoing, the Shareholder has sole voting and dispositive power with respect to all of the Shares, with no restrictions on the Shareholder's sole voting and dispositive power and no person other than the Shareholder has any right to direct or approve the voting or disposition of any of the Shares. The Shareholder is not subject to any Contract that would in any way preclude, restrict, delay or prevent the consummation of the Merger and the other transactions contemplated by the Merger Agreement, and upon the Effective Time, the Shareholder shall not be subject to any such Contract. The Shareholder does not own any securities of the Company other than the Shares indicated under the Shareholder's name on the signature page of this Agreement. No private entity which is wholly owned by the Shareholder owns any securities of the Company nor will any such entity own any securities of the Company as long as this Agreement is in effect.

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(b)          (i) The Shareholder has full power and authority to make, enter into and carry out its obligations pursuant to the terms and conditions under this Agreement, and (ii) the execution and delivery of this Agreement by the Shareholder do not, and the Shareholder's performance of its obligations under this Agreement will not: (a) conflict with or violate any order, decree or judgment applicable to the Shareholder or to its Shares; or (b) result in any breach of or constitute a default (with notice or lapse of time, or both) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Lien on, any of its Shares pursuant to any agreement to which the Shareholder is a party or by which the Shareholder is bound or affected, except in each case as would not prohibit the Shareholder's compliance with his obligations pursuant to this Agreement.

(c)           No proxies or voting instructions relating to the Merger that are inconsistent with this agreement have been heretofore given or will be given in respect of the Shares.

(d)           The Shareholder shall not bring, commence, institute, maintain, prosecute, participate in or voluntarily aid any action, claim, suit or cause of action, in Law or in equity, in any court or before any Governmental Entity, which alleges that (i) the execution and delivery of this Agreement by the Shareholder and the granting of any proxies to be delivered in connection with the execution of the Merger Agreement, or (ii) the approval of the Merger Agreement by the board of directors of the Company, breaches any fiduciary duty of the board of directors of the Company or any member thereof or the Shareholder or any other shareholder of the Company.

(e)           This Agreement has been duly executed by the Shareholder and constitutes the valid and legally binding obligation of the Shareholder, enforceable against the Shareholder in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general application affecting or relating to the enforcement of creditors' rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at Law or in equity.

(f)           The Shareholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon Shareholders execution and delivery of this Agreement and the representations and warranties of the Shareholder contained herein.

SECTION 6.        Additional Documents. The Shareholder (in its capacity as such) and Parent hereby covenant and agree to execute and deliver any additional documents reasonably necessary to carry out the purpose and the intent of this Agreement and the Shareholder shall cause his affiliates (including the Shareholder Companies) to do the same. Without limiting the generality or effect of the foregoing or any other obligation of the Shareholder hereunder, the Shareholder hereby authorizes Parent to deliver a copy of this Agreement to the Company and hereby agrees that the Company may rely upon such delivery as conclusively evidencing the agreements and understandings set forth herein and therein. Prior to the Expiration Date, the Shareholder shall notify Parent promptly in writing of the acquisition of ownership of additional Shares by it or for its account after the date hereof, if any. Without limiting the foregoing, in the event of any share split, share dividend, reclassification, recapitalization or other change in the capital structure of the Company affecting the Shares, the number of Shares constituting the Shareholder's Shares shall be adjusted appropriately and this Agreement and the obligations hereunder shall attach to any additional securities issued with respect to or in exchange for such Shares.

SECTION 7.        Information for Proxy Statement; Publication. The Shareholder consents to Parent, Merger Sub and/or the Company publishing and disclosing in any filing required under applicable Law the Shareholder's identity and ownership of Shares and the nature of the Shareholder's commitments, arrangements and understandings under this Agreement, as well as attaching a copy of this Agreement as exhibit to any such filing, if required under applicable Law. Shareholder shall not issue any press release or make any other public statement or other public disclosure with respect to this Agreement, without the prior written consent of Parent, except as may be required of the Shareholder by applicable Law and, where such requirement under applicable Law arises, after giving Parent opportunity as practicable in the circumstances to comment on any such press release or statement and including therein such of Parent's comments accepted by the Shareholder in its reasonable discretion. The Shareholder consents to and authorizes the Company, Parent and their respective affiliates to file this Agreement as an exhibit to the extent required to be filed with the SEC or any regulatory authority relating to the Merger.

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SECTION 8.        Rights Attached to the Shares. Without derogating from any provisions to the contrary in this Agreement or the Merger Agreement, to the extent permitted under applicable Law, the provisions of this Agreement and the Shareholder's obligations hereunder shall attach to the Shares and shall be binding upon any person to whom legal or beneficial ownership of the Shares shall pass, whether by operation of Law or otherwise, including, without limitation, the Shareholder's administrators, liquidators, receivers, trustees, special managers, successors or other court appointed officers.

SECTION 9.        Termination. This Agreement shall terminate and shall have no further force or effect as of the Expiration Date; provided, however, that Section 10 shall survive any termination of this Agreement and paragraph 3 of Section 3 and the first sentence of Section 6 shall survive any termination of this Agreement if such termination is due to clauses (ii) or (iii) of the definition of Expiration Date; and provided, further, that, subject to Section 4(a), the termination of this Agreement shall not relieve the Shareholder from any liability for any willful and material breach of this Agreement. For purposes of this Agreement, “willful and material breach” shall mean a material breach that is a consequence of an act taken by the breaching party, or the failure by the breaching party to take an act it is required to take under this Agreement, with the actual knowledge that the taking of, or the failure to take, such act would, or would be reasonably expected to, cause a breach of this Agreement.

SECTION 10.      Miscellaneous.

(a)          Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future Law, and if the rights or obligations of any party hereto under this Agreement will not be materially and adversely affected thereby, (i) such provision will be fully severable, (ii) this Agreement will be construed and enforced as if such provision had never comprised a part hereof, (iii) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by such provision or its severance therefrom and (iv) in lieu of such provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such provision as may be possible.

(b)          Binding Effect and Assignment. This Agreement and all of the provisions hereof and thereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors, permitted assigns, liquidators, receivers, special managers, trustees and other court appointed officers but neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties without prior written consent of the other.

(c)          Amendments and Modification. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

(d)          Specific Performance; Injunctive Relief. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that each party hereto shall be entitled to seek an injunction or injunctions to prevent breaches, or threatened or imminent breaches, of this Agreement by any of the other parties hereto and to enforce specifically the terms and provisions hereof in any court having jurisdiction relating to this Agreement as provided in clause (f) hereof without the necessity of demonstrating damages or posting a bond, this being in addition to any other remedy to which each party is entitled at Law or in equity.

(e)          Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (i) three (3) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (ii) one (2) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, or (iii) immediately upon delivery by email, by hand or by facsimile (with a written or electronic confirmation of receipt), in each case to the intended recipient as set forth below (or such other address provided in writing by the relevant party to the other party):

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If to Parent, to:

Lupert Ltd.
c/o Apax Partners Israel Ltd.
 4 Berkowitz St
Tel Aviv 6423803 Israel
Attn: Steven Dyson
 Email: steven.dyson@apax.com
Fax: +44-20-7666-6441

with copies to (which shall not constitute notice):

Meitar Liquornik Geva Leshem Tal
16 Abba Hillel Silver Rd.
Ramat Gan 5250608, Israel
 Attn: Asaf Harel, Adv.
Email: aharel@meitar.com
Fax:  +972-3-6103656

and to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY  10017
 Attn: Ryerson Symons; Michael T. Holick
Email: rsymons@stblaw.com; mholick@stblaw.com
Fax:  (212) 455-2502

 If to the Shareholder, to:

Shimon Eckhouse
c/o Gene Kleinhendler
Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.
One Azrieli Center, Round Tower
Tel Aviv 6701101, Israel
Tel: +972 3 607 4444
Fax:  +972 3 607 4422
Email: Gene@gkh-law.com

(f)         Governing Law. This Agreement and any dispute, controversy or claim arising out of, relating to or in connection with this Agreement, the negotiation, execution, existence, validity, enforceability or performance of this Agreement, or for the breach or alleged breach thereof (whether in contract, in tort or otherwise) shall be governed by and construed and enforced in accordance with the Laws of the State of Israel, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Israel or otherwise) that would cause the application of the Laws of any other jurisdiction.

(g)          CONSENT TO JURISDICTION AND SERVICE OF PROCESS.

(i)           Each of the parties hereto (1) agrees that any actions or proceedings arising in connection with any dispute, controversy or claim arising under, relating to or in connection with this Agreement or the transactions contemplated hereby (including any dispute or controversy regarding the existence, validity, enforceability or breach of this Agreement), whether in contract, in tort or otherwise, shall be brought, tried and determined only in any court of competent jurisdiction located in Tel Aviv-Jaffa, Israel; (2) irrevocably and unconditionally consents and submits itself and its properties and assets to the jurisdiction of any court located in Tel Aviv-Jaffa, Israel in the event of any such action or proceeding; (3) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (4) waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (5) agrees that it will not bring any action relating to this Agreement or the transactions contemplated hereby in any court other than the aforesaid courts. Each of the parties hereto agrees that a final judgment in any action or proceeding in such courts as provided above shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

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(ii)          Each of the parties hereto (1) agrees that any actions or proceedings arising in connection with any dispute, controversy or claim arising under, relating to or in connection with this Agreement or the transactions contemplated hereby (including any dispute or controversy regarding the existence, validity, enforceability or breach of this Agreement), whether in contract, in tort or otherwise, shall be brought, tried and determined only in any court of competent jurisdiction located in Tel Aviv-Jaffa, Israel; (2) irrevocably and unconditionally consents and submits itself and its properties and assets to the jurisdiction of any court located in Tel Aviv-Jaffa, Israel in the event of any such action or proceeding; (3) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (4) waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (5) agrees that it will not bring any action relating to this Agreement or the transactions contemplated hereby in any court other than the aforesaid courts. Each of the parties hereto agrees that a final judgment in any action or proceeding in such courts as provided above shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

(iii)         Each of the parties hereto irrevocably consents to the service of the summons and complaint and any other process in any action or proceeding relating to the transactions contemplated by this Agreement, for and on behalf of itself or any of its properties or assets, in accordance with Section 10(e) or in such other manner as may be permitted by applicable Law, and nothing in this Section 10(g) shall affect the right of any party to serve legal process in any other manner permitted by applicable Law.

(h)          Entire Agreement. This Agreement contains the entire understanding of the parties in respect of the subject matter hereof and supersedes all prior negotiations and understandings between the parties with respect to such subject matter.

(i)          Effect of Headings. Headings of the Articles and Sections of this Agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever.

(j)          Drafting. The parties hereto have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(k)          Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart. This Agreement or any counterpart may be executed and delivered by facsimile copies or delivered by electronic communications by portable document format (.pdf), each of which shall be deemed an original.

{Signatures on Next Page}

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IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered on the day and year first above written.

LUPERT LTD. By: /s/ Steven Dyson

Signature of Authorized Signatory
Name: Steven Dyson

Title: Authorized Officer

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SHIMON ECKHOUSE By: /s/ Shimon Eckhouse

Signature
Name: Shimon Eckhouse

Title: Chairman of the Board

Print Address
52 Hag St. Haifa
Facsimile No. +972 73 244 2202

Shares beneficially owned: 2,689,911 Ordinary Shares 281,250 Ordinary Shares issuable upon exercise of outstanding options

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Appendix C

745 Seventh Avenue New York, NY 10019 United States

April 2, 2017

Board of Directors
Syneron Medical Ltd.
Industrial Zone
Yokneam Illit 20692
Tavor Building P.O.B. 550
Israel

Members of the Board of Directors:

We understand that Syneron Medical Ltd. (the “Company”) intends to enter into a transaction (the “Proposed Transaction”) with Lupert Ltd., a company incorporated under the Laws of the State of Israel (“Parent”), and Rendel Amare Ltd., a company incorporated under the Laws of the State of Israel and a wholly owned subsidiary of Parent (“Merger Sub”) (together with Parent, the “Acquiror”), pursuant to which (i) Merger Sub will merge with and into the Company, following which Merger Sub will cease to exist and the Company will become a wholly owned subsidiary of Parent (the “Merger”), and (ii) each ordinary share, par value NIS 0.01, of the Company (the “Ordinary Shares,” and each an “Ordinary Share”) outstanding (other than any Ordinary Shares held by the Company, Parent, Merger Sub or any entity of which Merger Sub is a direct or indirect wholly owned subsidiary (the “Cancelled Shares”)) shall be cancelled and converted into the right to receive $11.00 in cash, without interest (the “Merger Consideration”).  The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement and Plan of Merger by and among Parent, Merger Sub and the Company dated as of April 2, 2017 (the “Agreement”). The summary of the Proposed Transaction set forth above is qualified in its entirety by the terms of the Agreement.

We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the holders of Ordinary Shares of the Merger Consideration to be offered to such holders in the Proposed Transaction.  We have not been requested to opine as to, and our opinion does not in any manner address, the Company’s underlying business decision to proceed with or effect the Proposed Transaction or the likelihood of consummation of the Proposed Transaction.  In addition, we express no opinion on, and our opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the Proposed Transaction, or any class of such persons, relative to the consideration to be offered to the holders of Ordinary Shares in the Proposed Transaction.  Our opinion does not address the relative merits of the Proposed Transaction as compared to any other transaction or business strategy in which the Company might engage.

In arriving at our opinion, we reviewed and analyzed: (1) a draft of the Agreement, dated as of April 2, 2017, and the specific terms of the Proposed Transaction; (2) publicly available information concerning the Company that we believe to be relevant to our analysis, including its Annual Report on Form 20-F for the fiscal year ended December 31, 2016 and its Reports of Foreign Issuer on Form 6-K announcing the Company’s financial results for the fiscal quarters ended December 31, 2016 and September 30, 2016; (3) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, including financial projections of the Company prepared and approved for our use by management of the Company (the “Company Financial Projections”); (4) a trading history of the Company’s common stock from March 29, 2012 to March 29, 2017 and a comparison of that trading history with those of other companies that we deemed relevant; (5) a comparison of the historical financial results and present financial condition of the Company with those of other companies that we deemed relevant; and (6) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other transactions that we deemed relevant; and (7) published estimates of independent research analysts with respect to the future financial performance and price targets for the Company.  In addition, we have had discussions with the management of the Company concerning its business, operations, assets, liabilities, financial condition and prospects and have undertaken such other studies, analyses and investigations as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without any independent verification of such information (and have not assumed responsibility or liability for any independent verification of such information) and have further relied upon the assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading.  With respect to the Company Financial Projections, upon the advice and at the instruction of the Company, we have assumed that the Company Financial Projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and that the Company will perform substantially in accordance with the Company Financial Projections.  We assume no responsibility for and we express no view as to any such projections or estimates or the assumptions on which they are based.  In arriving at our opinion, we have conducted only a limited physical inspection of certain of the properties and facilities of the Company and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company.  In addition, we have not been requested to solicit third party indications of interest in the possible acquisition of all or a part of the Company's business except, from and after the date of the Agreement, for the specified period set forth in, and to the limited extent permitted by, the Agreement. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.  We express no opinion as to the prices at which the Ordinary Shares will trade following the announcement of the Proposed Transaction.  We assume no responsibility for updating or revising our opinion based on events or circumstances that may occur after the date of this letter.

We have assumed that the executed Agreement will conform in all material respects to the last draft reviewed by us.  In addition, we have assumed the accuracy of the representations and warranties contained in the Agreement and all agreements related thereto.  We have also assumed, upon the advice of the Company, that all material governmental, regulatory and third party approvals, consents and releases for the Proposed Transaction will be obtained within the constraints contemplated by the Agreement and that the Proposed Transaction will be consummated in accordance with the terms of the Agreement without waiver, modification or amendment of any material term, condition or agreement thereof.  We do not express any opinion as to any tax or other consequences that might result from the Proposed Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters (whether arising under Israeli law or otherwise), as to which we understand that the Company has obtained such advice as it deemed necessary from qualified professionals.

Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the Merger Consideration to be offered to the holders of Ordinary Shares (other than the Cancelled Shares) in the Proposed Transaction is fair to such holders.

We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive a fee for our services a portion of which is payable upon rendering this opinion and a substantial portion of which is contingent upon the consummation of the Proposed Transaction.  In addition, the Company has agreed to reimburse a portion of our expenses and indemnify us for certain liabilities that may arise out of our engagement.  We have performed various investment banking services for the Company in the past, and expect to perform such services in the future, and have received, and expect to receive, customary fees for such services.

In addition, we and our affiliates in the past have provided, currently are providing, or in the future may provide, investment banking services to Apax Partners LLP (“Apax”), an affiliate of Parent and Merger Sub, and certain of its affiliates and portfolio companies and have received or in the future may receive customary fees for rendering such services, including (i) having acted or acting as financial advisor to Apax and certain of its portfolio companies and affiliates in connection with certain mergers and acquisition transactions; (ii) having acted or acting as arranger, bookrunnner and/or lender for Apax and certain of its portfolio companies and affiliates in connection with the financing for various acquisition transactions; and (iii) having acted or acting as underwriter, initial purchaser and placement agent for various equity and debt offerings undertaking by Apax and certain of its portfolio companies and affiliates.

Barclays Capital Inc., its subsidiaries and its affiliates engage in a wide range of businesses from investment and commercial banking, lending, asset management and other financial and non-financial services.  In the ordinary course of our business, we and our affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of the Company, Apax and certain of Apax’s portfolio companies and affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

This opinion, the issuance of which has been approved by our Fairness Opinion Committee, is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction.  This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Proposed Transaction.

Very truly yours, /s/ Barclays Capital Inc. BARCLAYS CAPITAL INC.